11-30

02027961

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

SEC MAIL PROCESSING RECEIVED APR 29 2002 WASH, D.C. 165 SECTION

For the month of April 2002

National Bank of Greece S.A.

(Translation of registrant's name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ....√.......... Form 40-F ....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....√..........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-..................]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

PROCESSED
MAY 03 2002
THOMSON FINANCIAL P

(Registrant)

Date : April 25th, 2002

Apostolos Tamvakakis
Deputy Governor

NATIONAL BANK OF GREECE

SECRETARIAT DIVISION
SHAREHOLDERS SUBDIVISION
Eolou 93, 102 32 Athens
010 334 3424 – 010 334 3428
010 334 3410

ATHENS STOCK EXCHANGE S.A.
LISTED COMPANIES DEPARTMENT
Sofokleous 8-10
105 59 Athens

For the attention of Mr Vourvahis

Athens, 24 April 2002

We wish to inform you that the Bank's annual Ordinary General Meeting was held today, 24 April 2002. Among other things, it approved the financial statements for 2001 and the payment of a dividend of €1.10 per share.

Shareholders entitled to the dividend for 2001 are those registered today, 24 April 2002, in the records of the Central Securities Depository S.A.

The dividend will be paid within two months of its approval at today's General Meeting of Shareholders, as provided for by Article 36, Paragraph 5 of the Articles of Association; the date of payment will be announced to investors and the Athens Stock Exchange through a further announcement from us, as provided for by the Law, as well as through the Press.

As of tomorrow, 25 April 2002, the share shall be traded on an ex-dividend basis for 2001.

Yours faithfully,
NATIONAL BANK OF GREECE S.A.

A. Tzoulis M. Frousios

NATIONAL BANK OF GREECE S.A.
86 Aeolou str., 102 32 Athens Greece
Telephone: 01 3341000 Facsimile: 01 3228187 Telex: 21 4931-38 NBG GR
Registered under No 6062/06/B/86/01
Tax Register No 094014201

K.A. 01 - 5942 - 5 (522/99) 50/100

NATIONAL BANK OF GREECE

PRESS RELEASE

National Bank of Greece seeks to expand its activities beyond Greek borders and become a strong banking force in the region of southeast Europe, a strategic goal backed by its substantial presence and activity in the major international financial markets. It is thus staking a claim for a new place in the international financial arena.

This was the message of Mr Theodoros Karatzas, Governor of National Bank of Greece, to the AGM held today. In his speech, he outlined various issues concerning the Bank, its performance and prospects, which are summarised below:

- The Bank believes that it is necessary to increase its size. This, however, does not constitute an end in itself. We shall therefore remain alert to the opportunities that may arise in the domestic and the international markets. At the same time, we shall continue to take all steps necessary to secure profitability and a robust financial structure for the organisation.
- In 2002, National Bank will also seek to further enhance its presence in retail banking and its business relationships with SMEs. It may be noted that 2001 was a particularly successful year for the Bank in the retail banking segment.
- Soon we shall announce a series of specific measures aiming at the reduction of expenses in the domestic and international network of the NBG Group. At the same time we shall continue to strengthen NBG's commanding position in the domestic market and its international business activity.

Mr Karatzas went on to point out that National Bank of Greece as well as other Greek banks have entered a new phase of activity and profitability within the framework of Economic and Monetary Union. This adjustment, of course, has been neither a simple process nor painless. In essence, it compels the sector to change its ideas about easy and large-scale returns derived from the stock market and the successful convergence of the Greek economy with the eurozone. It is crucial that Greek banks now prove themselves capable of meeting the challenges that lie ahead. National Bank of Greece, for its part, will take all steps necessary to meet these challenges successfully.

In this light, therefore, 2001 was a particularly successful year besides the impressive performance in the retail banking segment. The traditional commanding position that National Bank of Greece has enjoyed in segments such as housing credit has been augmented and enhanced by similar performance in consumer credit. Thus, the NBG Group offered more products to more customers than at any time in the past. The trust that approximately 5 million customers showed in us was reflected in the fact that housing and consumer credit represented no less than 46% of our total lending to the private sector in 2001.

Mr Karatzas also drew attention to the substantial presence and activity of the Bank in the major international financial markets where the total contribution of its international units to aggregate Group pre-tax profit was more than double the figure

K.A. 01 - 5942 - 5 (522/99) 50/100

for 2000, reaching 12.3%. The Bank consistently aims at selectively expanding its operations in foreign markets and boosting the contribution of these operations to the Bank's profits.

Mr Karatzas then went on to discuss last year's discontinued merger plan with Alpha Bank:

- It was our belief that the merger would have created a strong financial group. Unfortunately, for reasons beyond the Bank's will, the process had to be discontinued.
- The eventual outcome was not due to problems concerning the preparations for the merger. It is notable, for instance, that the merger of Alpha and National Bank was brought to a more advanced stage of preparation than is often the case in similar plans that are announced in the global arena, and progress had been made in a whole range of crucial issues regarding the union of the two corporations.
- No successful merger plan has managed to announce within the first seven weeks the final structure of the Board and senior management; the name and logo of the new organisation; the share ratio of the merging businesses; a detailed calculation of the synergies that would arise from the merger; or the allocation of responsibilities among the members of the executive committee.
- The merger with Alpha Bank would have been a positive business move. It was not, however, essential for the future success of National Bank. We shall therefore continue with policies designed to ensure that our shareholders will be participating in a larger and stronger institution.

THE BANK'S RESULTS

In 2001, National Bank's profits before tax totalled €647.5 million compared with €874.6 million in 2000, down 26%. This reduction reflects exclusively the decline in equity trading gains due to the poor stock market climate. For the same reason, Group profits before tax and after minorities amounted to €698.7 million, compared with €980.6 million in 2000. This picture, however, does not do justice to the real performance of the Bank, since if we exclude gains on equity trading from the comparison, the Bank and the Group in fact present profit growth of 24.5% and 18.5% respectively in 2001.

Given these results, the Management proposes to the AGM a dividend of €1.10 per share. Total dividends paid out amount to €250.9 million compared with €247.7 million in 2000.

The AGM approved the renewal of the term of office of Governor Mr Karatzas, Deputy Governor Mr Andreas Vranas and Director Mr G. Tsouyopoulos for another three years. Furthermore, Messrs D. Daskalopoulos and V. Konstantakopoulos were elected new members of the Board of Directors.

Athens, 24 April 2002

NATIONAL BANK OF GREECE

Speech by the Governor of National Bank of Greece
Mr Theodoros B. Karatzas
to the Annual General Meeting of Shareholders
24 April 2002

Each year, the Annual General Meeting gives me the opportunity to speak on behalf of the Bank's management about the past business year. I shall focus on the main developments of the year and the results of the Bank and its Group of companies. Likewise, I shall outline our thoughts on what the priorities should be in the immediate future as well as the longer term for the largest financial institution of the country, of which you are shareholders.

As of 1 January 2001, Greece adopted the new European currency alongside the eleven other nations of the eurozone, while upon the close of the year euro notes and coins were successfully launched. It is worth noting that in this momentous development for our economy National Bank of Greece played a leading role. It provided substantial assistance in the wider preparation for E-day via its extensive network, its significant infrastructure and expertise in related systems.

Last year, however, was also accompanied by the appearance of new trends across the financial sector as a whole – trends comparable with those that have prevailed in the international markets more generally in recent years. Foreseeing this shift in the position of the Greek economy and markets, National Bank brought its structures, business philosophy and goals into line with those of other European and international banks well in advance of the deadlines.

I believe that National Bank of Greece as well as other Greek banks have entered a new phase of activity and profitability within the framework of Economic and Monetary Union. This adjustment, of course, has been neither a simple process nor painless. In essence, it has compelled us to change our ideas about easy and large-scale returns derived from the stock market and the successful convergence of the

K.A. 01 - 5942 - 5 (522/99) 50/100

Greek economy with the eurozone. It is crucial that Greek banks now prove themselves capable of meeting the challenges that lie ahead. I can assure you that National Bank of Greece is both capable and determined to do so. Our performance of recent years is evidence of this.

A significant contributing factor in our efforts will be the health and dynamism of the Greek economy. The past year was the sixth consecutive year in which the Greek economy grew at a significantly faster pace than the average of the European Union, at 4.1 per cent. Seen in this light, the Greek economy appears to constitute one of the exceptions to the general international trend, which saw a slowdown in growth for the first time in many years. As was to be expected, these general developments left their mark on various segments of the Greek financial sector that are exposed to fluctuations in the global capital markets.

Within this unfolding economic context, National Bank of Greece stood by its commitment to enhance shareholder value, making every effort to design and realise the best possible strategic goals for the Bank and its Group.

This was the rationale behind the announcement, on 1 November 2001, of our intention to merge with Alpha Bank. It was our conviction that such a move would create a financial group armed with the strength to perform in the increasingly competitive international markets. Unfortunately, despite concerted efforts on the part of management to make the merger plan succeed, we ultimately decided that the process had to be discontinued.

I would like to take this opportunity to make it clear that the outcome was due less to problems concerning the preparations for the merger, and more to developments in the negotiation process. It is notable, for instance, that the merger of Alpha and National Bank had been brought to a more advanced stage of preparation, both at the time of and immediately following the merger announcement, than is often the case in similar plans that are announced in the global arena, and progress had been made in a whole range of crucial issues regarding the union of the two corporations.

No successful merger plan has managed to announce within the first seven weeks the final structure of the Board and senior management; the name and logo of the new organisation; the share exchange ratio of the merging businesses; a detailed calculation of the synergies that would arise from the merger; or the allocation of responsibilities among the members of the executive committee.

The merger with Alpha Bank would have been a positive business move. It was not, however, essential for our future course, since our ability and determination to carry through our key strategic aims remain unchanged. We shall therefore continue with policies designed to ensure that you will be a shareholder in a larger and stronger institution that leads the domestic market and achieves solid results internationally.

This goal is not only served by strategic moves. It is also served by consistent and productive organic growth of the Bank and its Group. In this light therefore, I should stress that 2001 was a particularly successful year, since the Bank once again saw impressive performance in the retail banking segment.

Thus, the traditional commanding position that National Bank of Greece has enjoyed in segments such as housing credit has been augmented and enhanced by similar performance in consumer credit. In 2001, the NBG Group offered more products to more customers than at any time in the past. The trust that approximately 5 million customers showed in us was reflected in the fact that mortgage and consumer credit represented no less than 46% of our total lending to the private sector in 2001. One of the key pillars of our business remains the strong and growing deposit base, which speaks for the confidence that the major part of the banking public has in us.

We are fully aware that to sustain and strengthen our performance we must endeavour to forge ever more efficient management of the financial needs of our customers. To this end, the Bank accelerated the reorganisation of its branch network: by the end of 2001, no less than 170 new-generation branches were in operation, producing results that promise much for the immediate future, in terms of both quality of service and level of sales.

We could hardly attempt to grow our operations and compete in today's market without placing special emphasis on the constant development and modernisation of our infrastructures. Over the period 1999-2001, substantial funds were invested in our technology infrastructure. This is one of the reasons why the Bank and its Group switched so smoothly to the euro environment last year. Similarly, a new integrated customer relationship administration platform was launched across the network last year, whose application will be extended to the entire spectrum of the Bank's products and services, thereby improving customer service all round.

In 2001, there was also significant progress in the Bank's policy of divesting itself of non-strategic shareholdings and real estate assets. Indeed, last year the Group disposed of a large number of non-core properties, achieving the best results of the last few years. Although adverse financial conditions did not favour any further divestment of the Group's non-strategic shareholdings in 2001, the Bank nevertheless succeeded, between 1996 and 2001, in disposing of non-strategic assets totalling approximately €1 billion. Our policy has consistently aimed at returning the gains from these assets to the shareholder, by channelling the funds raised through their sale to more productive activities. To achieve this goal, however, conditions should allow divestment at a price which fairly reflects the assets' value.

The Bank consistently places much of its investment focus on its workforce, given that banking activities are a labour-intensive business. National Bank of Greece sees its human resources as a key to successful business growth and therefore attaches particular importance to making sure its staff is equipped with the personal and intellectual skills to enable the Bank to move forward dynamically. To this end, there is systematic provision of staff training, while new recruits to the Bank's workforce are carefully selected to ensure the best possible performance in specific areas of the Bank's business. It may be noted that in 2001 the Bank invested €4.8 million in training and education for its staff.

In addition, the Bank invests in systems that ensure prudent management of the risks undertaken by the Bank and the Group. We attach particular importance to obtaining and enhancing appropriate expertise in this field, as well as to reinforcing a comprehensive infrastructure that supports the crucial sphere of the Bank's internal control systems.

For several years now, the Bank has demonstrated its desire to expand beyond Greek borders and become a strong regional banking force whose range will extend to southeast Europe. This strategic goal is backed by our substantial presence and activity in the major international financial markets. Last year our international presence was significantly enhanced through the acquisition of Yonkers Financial Corporation by our US subsidiary Atlantic Bank of New York, as well as by the launch of our banking operations in Serbia.

It should be pointed out, however, that in spite of any social or political problems experienced in some of the economies of the region wherein we operate, the total contribution of our international units to aggregate Group pre-tax profit was more than double the figure for 2000, reaching 12.3%.

The Bank always aims at selectively expanding its operations in foreign markets and boosting the contribution of these operations to the Bank's profits. To safeguard, however, both the quality of our portfolio and our shareholders' interests, we always ensure that the risks undertaken abroad are strictly monitored.

Ladies and Gentlemen,

In 2001, National Bank's profits before tax totalled €647.5 million compared with €874.6 million in 2000, down 26%. This reduction reflects exclusively the decline in equity trading gains due to the poor stock market climate. For the same reason, Group profits before tax and after minorities amounted to €698.7 million, compared with €980.6 million in 2000. This picture, however, does not do justice to the real performance of the Bank, since if we exclude gains on equity trading from the comparison, the Bank and the Group in fact present profit growth of 24.5% and 18.5% respectively in 2001.

It should be pointed out that this result includes the substantial additional cost incurred by the Bank to secure smooth transition to the euro, a cost which will also burden the results of the current year.

I would like to call your attention to the fact that our aggregate performance is in line with the overall performance of the European banking sector. This may not at first seem obvious, particularly as we have become accustomed to the high levels of profitability that were achieved during the successful period of convergence. Now, however, we need to accept that our basis for comparison should be the mature European banking industry and the large credit institutions that this industry encompasses. I believe that when we compare National Bank of Greece with these institutions, our return on equity and cost/income ratio are higher than the average figure for Europe.

Given these results, the Management proposes to the Annual General Meeting a dividend of €1.10 per share, compared with last year's dividend of €1.09 per share. Total dividends paid out amount to €250.9 million compared with €247.7 million in 2000.

Ladies and Gentlemen,

I think this is an appropriate moment for us to look ahead to decide on the course that the Bank should now follow. If I were asked to identify the distinctive feature which has characterised us so far and will continue to do so in the years to come, I would say that it is our desire to take innovative business risks, and thus implement policies aiming to enhance the Bank's leading role and its future within the increasingly competitive international arena.

This desire motivated the first phase of our strategic plan (1996-1998), which led to the Bank's restructuring and rehabilitation, a target that many considered unattainable. Prior to the implementation of this plan, many would have thought it unlikely that the Bank would go on to be listed on the New York Stock Exchange, and that it would attain its present status. And yet this is what we did.

We followed the same approach during the next three-year phase (1999-2001) of the strategic plan when, on completion of NBG's restructuring, we focused on repositioning the Bank on the domestic and foreign markets. Today, the NBG Group has managed to both establish a leading position in fast-growing segments such as retail banking and retain its traditional role as the bank of the large Greek corporates and Shipping. National Bank has also reestablished itself on the international financial map as an organisation with a strong regional identity in southeast Europe and a substantial presence in the major international financial centres.

Looking ahead, the Management and I personally, as the Governor of National Bank, are fully aware of our responsibility for the steps to be taken next. The Bank's Management and officers are motivated by the same desire to pursue excellence and success for our organisation that ensured the success of our previous efforts. This same spirit will enable us to take any action necessary to give our current efforts also a successful outcome, no matter how arduous or demanding they may be.

As already mentioned, we remain committed to our belief that it is necessary to provide for further growth in National Bank's size. Although we would never allow such an objective to become an end in itself, as this might undermine the Bank's future status and jeopardise your interests, we cannot ignore the international developments and changes that have transformed the banking sector worldwide. Even if the pace of these developments has been temporarily checked by the recent slowdown of the world economy, the mergers of major financial institutions have radically changed the framework of international competition and imposed more demanding requirements on those seeking to pursue a viable future in the international arena.

This is the future we aspire to secure for National Bank; if we settled for less we would only allow it to lag behind its international competitors and condemn it to decline. We shall therefore remain alert to the opportunities that may arise in the domestic and the international markets. This prospect, however, cannot be secured by a proper knowledge of the economic environment alone; it also requires that the Bank develop an appropriate business structure and operational flexibility.

National Bank shall continue to diagnose the trends prevailing in the international economic environment and take all steps necessary to secure profitability and a robust financial structure. Having capitalised on the convergence process along with the other Greek banks, National Bank has for some time now focused its efforts on reducing costs, and at the same time on growing its business in various segments.

I hope that we will soon be in a position to announce a series of specific measures aiming at the reduction of expenses in the domestic and international network of the NBG Group. This will not be a hasty move, but rather a necessary precondition for the creation of shareholder value over the long-term and an indication of our determination to effectively adapt to the changing global macroeconomic environment.

Along with the implementation of measures to reduce costs, we shall continue to strengthen NBG's commanding position in the domestic market and its international business activity. In 2002, National Bank shall also seek to further enhance its presence and performance in the retail banking segment.

As part of our retail banking strategy, we recently set up a new Small Enterprises Loans Division. Developing our business relationship with small and medium-size enterprises is a cornerstone of our policy for the current year and will be founded on central risk control procedures and a uniform marketing and sales policy, as has been successfully applied to our products and services in the past.

In 2002, we shall continue to focus on areas such as Bancassurance and Affluent Banking, which are developing a new dynamic in the domestic market, as well as on the new requirements of Asset Management operations. National Bank aspires to establish a commanding position in these areas as well, thus generating new sources of profitability and shareholder value.

Ladies and Gentlemen,

From a certain perspective, the years 2001 and 2002 have been particularly difficult, as they have coincided with the transition of the Greek financial sector to a new state of maturity and more intense competition on the international front. In dealing with the challenges of this difficult period our efforts will be greatly supported by the reaffirmation of our shareholders' confidence. After all, this constitutes the basis of our long-standing relationship, which is built on the highest possible degree of transparency, flexible management and the systematic and unswerving implementation of a strategic vision for National Bank.

This relationship will continue to be a source of energy and strength for us to implement our strategic plans for the future of the Bank and the Group.

Along with you, our shareholders, the Bank's staff and clientele will also stand by our side as we take our next, critical steps.

In closing, I wish to express my thanks to the Bank's staff and customers for their support and confidence all these years, for it is thanks to their trust and loyalty that National Bank of Greece is able to claim its new place in the international financial arena.

Thank you.

NATIONAL BANK OF GREECE

SECRETARIAT – BANK'S SHARES

Please be advised that the Ordinary General Meeting of our Bank's Shareholders held on 24th April 2002, approved the proposals 1, 2, 3, 4, 5, 6, 7, 8, 12, 13, 15.

The voting of proposals 9, 10, 11 and 14 was postponed due to lack of quorum.

The Repeat General Meeting will be held on 09-05-2002. As soon as the new Agenda is released, we will inform you accordingly.

The A.G.M. approved the renewal of the term of the Office of Governor Mr. Karatzas, Deputy Governor Mr. Andreas Vranas and Director Mr. G. Tsouyopoulos for another three years. Furthermore, Messrs. D. Daskalopoulos and V. Konstantakopoulos were elected new members of the Board of Directors.

Athens, 24th April 2002

Yours faithfully,
NATIONAL BANK OF GREECE S.A.

D. Kanellopoulou N. Dimolitsas

NATIONAL BANK OF GREECE S.A.
86 Aeolou str., 102 32 Athens Greece
Telephone: 01 3341000 Facsimile: 01 3228187 Telex: 21 4931-38 NBG GR
Registered under No 6062/06/B/86/01
Tax Register No 094014201

NATIONAL BANK OF GREECE

INVITATION TO THE BANK'S REPEAT GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON THURSDAY, 9 MAY 2002, AT 10:30

Pursuant to the provisions for Sociétés Anonymes (Cod. Law 2190/1920) and for dematerialised shares (Law 2396/96), to the Bank's Articles of Association (Article 11) and to the National Bank's Board of Directors' resolution dated 24 April 2002, the Shareholders of National Bank of Greece S.A., a banking Société Anonyme with its Head Office at Eolou 86, Athens, Greece, are invited to the Bank's Repeat General Meeting to be held at 10:30 on Thursday, 9 May 2002 at Eolou 93 (Megaro Mela), Athens, with the following agenda:

1. Denomination of the nominal value of the Bank's share and share capital solely in euro (as per law 2842/2000). Amendment to Articles 4 and 39 of the Bank's Articles of Association to reflect the said denomination.
2. Amendment to Articles 2 (duration), 3 (object of activities), 5 (share capital increase and bond issue), 6 (shares and allocation of shares to the staff as an option), 9, 10, 11, 12, 15 (powers and authorities, convocation and constitution of, and adoption of resolutions by, the General Meeting of Shareholders), 19 (election of Directors), 23 (powers and authorities of the Board of Directors) 25, 27 (convocation and meetings of the Board of Directors), 31, 32 (minority rights), 33, 35 (annual financial statements) and 38 (liquidation) of the Bank's Articles of Association. Repeal of Articles 41 and 42 (transitional provisions) of the Bank's Articles of Association. Addition of new Articles 41 and 42 (transitional provisions) to the Bank's Articles of Association.
3. Modification and codification of the Bank's Articles of Association. Re-formulation of the Preamble thereof. Amendment to Article 43 par. 1 of the Bank's Articles of Association pursuant to the codification, and repeal of par. 2 of the said Article.
4. Approval of bond or subordinated bond loan(s) issue.

According to the law and the Bank's Articles of Association, Shareholders who wish to participate in the General Meeting in person or by proxy should proceed as follows:

1. Shareholders of dematerialised shares not held in the Special Securities Account with the Central Securities Depository S.A. will have their shares blocked, in all or in part, via their Securities Account Operators. Shareholders will subsequently submit the relevant certification issued by the Central Securities Depository S.A. and supplied to them by their Securities Account Operators to the Bank (Head Office and network Branches or the Shareholders Department in Athens at Eolou 93) at least five (5) days before the General Meeting (i.e. by 2 May 2002).

2. Shareholders of dematerialised shares which are held with the Central Securities Depository S.A. in the Special Securities Account will have their shares blocked in all or in part directly through the Central Securities Depository, by written declaration; the relevant certification issued to the Shareholders by the above institution will subsequently have to be submitted by them to the Bank (Head Office and Branches or the Shareholders Department in Athens at Eolou 93) at least five (5) days before the General Meeting, (i.e. by 2 May 2002).

3. Shareholders of non-dematerialised shares or depository documents will have to deposit them with the Bank (Head Office and Branches), or with the Deposit and Loans Fund or with any banking corporation in Greece at least five (5) days before the General Meeting (i.e. by 2 May 2002). Shareholders abroad will deposit their shares with any local NBG Unit (Branch or Representative Office), as applicable, otherwise with any other accredited bank and ensure that the relevant share deposit receipts are submitted to the Bank by the above deadline.

Shareholders who are legal entities should further submit their legalisation documents to the Bank, according to the law, within the same time limits as above, unless they have already been supplied to an NBG Unit, in which case they will only have to specify in their proxy the NBG Unit with which their documents are held.

In the event that Shareholders wish to be represented by proxy, their representation documents should be submitted to the Bank by 2 May 2002 also.

For their convenience, Shareholders who wish to participate in the General Meeting are also offered the option to authorise the Bank to block their shares on their behalf, in which case they are requested to contact the Shareholders Department (Tel. Nos +30 (0)103343414, 16, 21, 24, 26, 28, 60, 94, 1181, 1182, and fax nos +30 (0)103343404, 06 and 10).

Athens, 24 April 2002

By order of the Board of Directors

THE CHAIRMAN – GOVERNOR

THEODOROS B. KARATZAS

NATIONAL BANK
OF GREECE

ANNUAL BULLETIN

FINANCIAL YEAR 2001



PURSUANT TO ART. 16
OF CAPITAL
MARKET COMMISSION
DEC. 5/204/2000

APRIL 2002

NATIONAL BANK OF GREECE SA

REG No. 6062/06/B/86/01

ANNUAL BULLETIN 2001

This Annual Bulletin is intended to provide investors with regular and sufficient information on the activities of National Bank of Greece SA, pursuant to the provisions of Article 16 of Capital Market Commission decision No. 5/204/14.11.2000

In the event of violation of the provisions of this article the Board of Directors of the Capital Market Commission imposes the sanctions provided by article 7 of PD 360/1985, in accordance with section (a), paragraph 4, article 1 of Law 2836/2000.

Athens, April 2002

Financial Highlights

	National Bank		NBG Group	
	2001	2000	2001	2000
Profit and loss (€ millions)				
Net interest income	897.2	725.0	1 111.0	910.3
Total operating income	1 558.2	1 756.1	1 913.0	2 156.8
Profit before provisions	676.6	929.5	757.5	1 080.7
Profit before tax	647.5	874.6	698.7	980.6
Balance sheet (€ millions)				
Total assets	47 846.5	43 399.7	52 840.1	48 567.3
Total equity	2 265.7	2 581.6	2 578.4	3 184.9
Loans and advances to customers	16 388.2	14 966.8	19 251.8	17 765.2
Amounts owed to customers	40 534.0	36 781.0	44 812.6	40 889.1
Per share (€)				
Earnings	-	-	2.12	3.23
Dividend	1.10	1.09	-	-
Dividend yield (share price at 31.12)	4.1%	2.7%	-	-
Ratios				
Return on average equity (after tax)	19.4%	27.5%	18.7%	27.3%
Return on average assets (before tax)	1.4%	2.2%	1.4%	2.2%
Cost/ income (efficiency) ratio	56.6%	47.1%	60.4%	49.9%
Net interest margin	2.2%	2.0%	2.4%	2.2%
Loans after provisions to total assets	32.6%	32.7%	34.5%	34.6%
Capital adequacy				
Tier I	9.9%	11.2%	9.0%	11.1%
Total capital	11.3%	12.6%	10.2%	12.3%
Number of employees	15 194	15 788	21 332	21 714

Credit ratings	**Long - term**	**Short - term**
Moody's	A3	P-2
Standard & Poor's	BBB+	A-2
Fitch IBCA	A-	F-2
Capital Intelligence	A-	A-2

Contents

1. The Annual Bulletin and the Auditors of National Bank of Greece

1.1 Introduction

This Annual Bulletin includes information on the condition and development of the business, the results of operations, as well as the prospects of NATIONAL BANK OF GREECE SA (referred to as "The Bank" or "NBG") and its GROUP, such as are necessary in order to sufficiently inform investors, in accordance with Article 16 of decision 5/204/14.11.2000 of the Capital Market Commission's Board of Directors, published in the Government Gazette No 1487/6.12.2000 issue B.

This Bulletin shall be provided to investors free of charge, after the issuance of the Financial Statements and at least ten (10) working days before the Annual General Meeting of the Shareholders. A copy of the Annual Bulletin is submitted to the Capital Market Commission and the Athens Stock Exchange.

In the event of violation of the terms of Article 16 of the aforementioned decision, the Capital Market Commission's Board of Directors imposes the penalties provided by Article 7 of the PD 360/1985, in accordance with section (a), paragraph 4, article 1 of L. 2836/2000.

1.2 Signatories

The persons responsible for compiling the Annual Bulletin are the following:

Herakles Hortarias, Manager of Domestic Affiliates Division, 40 Panepistimiou St. tel.: 010 36 95 361.

Anthimos Thomopoulos, Chief Financial Officer, 6-10 Charilaou Trikoupi St., tel.: 010 36 95 701.

The above mentioned confirm that:

(a) All the information included is thorough and true.

(b) There is no other information and no other events have occurred that require consideration, the omission of which would or could render all or part of the information included in the Annual Bulletin as misleading.

(c) There were no outstanding court decisions against the Bank or the Group that could materially affect its financial situation.

1.3 Certified Auditors

The Bank and the Group are audited by statutory Certified Auditors.

The Balance Sheet, Profit and Loss Account and Appropriation Account of the Bank and the Group (Consolidated Financial Statements) for the years ended 1999, 2000 and 2001 have been prepared and published in accordance with Greek Law and the Generally Accepted Accounting Principles and Practices in Greece. They have been jointly audited by SOL SA and Deloitte & Touche Hadjipavlou, Sofianos & Cambanis SA (Deloitte & Touche SA) and specifically by the Certified Auditors Georgios Moskofidis, Vassilios Papageorgakopoulos of SOL SA and Nicolaos Sofianos of Deloitte & Touche.

The financial statements of the Bank and the Group for the first semester 2000 are prepared in accordance with the terms of PD 360/85, and have been jointly audited by SOL SA and Deloitte & Touche SA and specifically by the Certified Auditors Georgios Moskofidis, Vassilios Papageorgakopoulos and George Cambanis. The financial statements of the Bank and the Group for the first semester of 2001 are prepared in accordance with the terms of PD 360/85 and have been jointly audited by SOL SA and Deloitte & Touche SA.

The auditors' reports are included on the attached appendix following the published Balance Sheets and Profit and Loss Accounts and do not bear qualifications.

Further, the Statement of Appropriation of rights issue proceeds and the cash flow statements of the Bank and the Group for 2001 have also been audited by the aforementioned auditors. The statements are included in Chapter 12 of this Annual Bulletin.

In addition, Deloitte & Touche audit, in accordance with the Generally Accepted Auditing Standards in the USA, the financial statements of the Bank prepared in accordance with the Generally Accepted Accounting Principles in the USA (US GAAP) following the listing of the Bank's shares on the New York and the London Stock Exchanges.

Finally, a separate "Other Information" Annex presents details on the auditors of the Group companies for 2001.

1.4 Tax audits

The Bank has been audited for all periods up to 31/12/1999 (fiscal year 2000). From the tax audit performed in 1998 for the years up to 1997, an additional tax liability of GRD 23 416 629 000 was imposed. This liability was paid in 1998 and was charged to the appropriation account. From the tax audit performed in 1999 for the year 1998 in the case of NBG and 1993-1997 in the case of the former National Mortgage Bank, an additional tax liability of GRD 5 176 307 056 was imposed, paid in July 1999 and charged to the appropriation account of the year 1999. From the tax audit performed in 2000 for the year 1999 an additional tax liability of GRD 1 919 000 000 was imposed. This liability was paid in December 2000 and charged to the appropriation account of the same year.

Group companies located abroad are taxed according to their local tax law.

Lastly, a separate statement in the "Other Information" Annex presents the unaudited fiscal years of the Group's companies.

1.5 Consolidated companies

The consolidated financial statements include the following companies: 1) Atlantic Bank of New York, 2) Banque Nationale de Grece (France), 3) National Bank of Greece (Canada), 4) The South African Bank of Athens Ltd, 5) National Bank of Greece (Cyprus) Ltd, 6) National Investment Bank for Industrial Development SA, 7) National Investment Company SA, 8) National Securities Company SA, 9) Diethniki Mutual Fund Management SA, 10) National Mutual Fund Management SA, 11) Ethniki Kefalaiou Management of Assets and Liabilities Co., 12) National Management and Organization Co., 13) Ethniki Leasing SA, 14) National Regional Development Co. of Northern Greece SA Venture Capital, 15) NBG International Ltd, 16) NBG Finance Plc, 17) National Securities Co (Cyprus Ltd), 18) Interlease AD (Sofia), 19) NBG Balkan Fund Ltd, 20) NBG Greek Fund Ltd, 21) ETEVA Bulgaria AD, 22) ETEVA Emerging Markets Fund Ltd, 23) ETEVA Estate Fund Ltd, 24) ETEVA Venture Capital Management Company Ltd, 25) ETEVA Romania, 26) Ethniki Venture Capital Management SA, 27) Stopanska Banka AD Skopje, 28) United Bulgarian Bank, 29) ETEVA Advisory S R L, 30) NBG International Inc., 31) NBG Private Equity Ltd, 32) NBG Bancassurance Insurance Brokers SA, 33) NBG Management Services Ltd, 34) NBG International Jersey Ltd. The following companies which were included in the consolidated financial statements as at 31.12.2000, are no longer consolidated: Greek Shipowners Investments Co. SA which has been merged through absorption with National Investment Bank for Industrial Development SA in accordance with the provisions of Law 2166/93 and Worthington Limited Partnership, which was dissolved. Also, the company referred to under item 34 above was consolidated for the first time as at 30.6.2001.

Subsidiaries' items were consolidated under the provisions of L. 2190/1920 and, in a number of cases, were adjusted to be in line with the Group's accounting principles.

1.6 Public offerings

It is noted that during the last year there were no a) offers by third parties for the purchase or exchange of the Bank's shares, b) offers by the Bank to purchase or exchange shares of other companies.

2. General Information on the Bank and the Group

2.1 History

National Bank of Greece SA was founded in 1841 and has been listed on the Athens Stock Exchange since 1880. In its 161 years of operations the Bank has expanded on its commercial banking business by entering into related business areas. This expansion has produced the large diversified financial group of services that today comprise the NBG Group. As part of this diversification, the Bank founded the Ethiniki Hellenic General Insurance Company in 1891 and the National Mortgage Bank in 1927. For a significant period, the Bank, in addition to its commercial banking services was responsible for issuing currency in Greece, until the establishment in 1928 of the Bank of Greece as a Central Bank. The Bank expanded its business further when, in 1953, it merged with the Bank of Athens SA, which had been founded in 1893. In 1998, the Bank merged with National Mortgage Bank of Greece SA which had been formed from the merger of National Mortgage Bank and National Housing Bank of Greece SA, in order to provide more integrated mortgage lending services to the Bank's customers.

Up to a decade ago the Greek banking sector was highly regulated. Until this time, banks in Greece were obliged by the Greek State to invest approximately 40% of their drachma deposits in low yielding Greek Treasury bills and observe substantial restrictions on foreign currency activities.

Regulatory reform in the Greek banking sector was gradually introduced between 1985 and 1987, beginning a process of significant liberalization. This process continued with the implementation of EU directives in the early 1990s. These changes permitted the expansion of business activities into new sectors, such as capital markets, asset management, consumer lending and mortgage lending while introducing increased competition from other domestic and foreign banks.

The Bank responded to these new business opportunities and challenges by becoming more commercially oriented. Since 1996 the Bank has substantially restructured its activities in order to improve its competitiveness.

2.2 General Information

The Bank was named "National Bank of Greece SA" by the General Meeting of Shareholders of April 30, 1958.

The Bank's headquarters are located at 86 Eolou Street, (Reg. No. 6062/06/B/86/01), tel.: 010 3341 000. By resolution of the Board of Directors the Bank can establish Branches, Agencies and Correspondence offices in Greece and abroad.

The Bank's current corporate form, will expire on February 27, 2053.

In accordance with article 3 of its Articles of Association, the Bank carries out in Greece and abroad all the banking and financial activities allowed to bank societes anonymes by Greek and EU legislation. It has become a diversified financial services group providing integrated services to meet the demands of its customers.

2.3 Banking Products and Services

Responding to its customers' needs, the Bank provides a wide range of multiple banking services from traditional deposits and foreign currency and credit card functions to investment banking services, commercial banking services, mortgage and consumer lending, asset management and brokerage. In addition, it provides and promotes electronic transactions systems in order to upgrade quality and speed of service.

2.4 Customer service networks

The Bank runs an extensive domestic network of 596 branches, including 9 Loan Recovery units and the Private Banking unit.

In 2001, the Bank further advanced its network reorganization program, which was launched in the previous year with a view to improving customer service. The Bank's branches are being relieved of various support operations and specially trained staff have been delegated with the task of marketing the Bank's products. In stressing the customer focus of the Bank's philosophy the branches are being transformed into customer service centres whose objective is to meet customers' financial needs. By the end of 2001, no less than 170 branches were operating in this new form, generating impressive results.

As part of this effort, a new system of branch performance targets was introduced, which includes branch sales and quality targets that aim to enhance the standard of customer service and reduce congestion in the customer areas.

Alongside its branch reorganisation programme NBG is further developing alternative customer service networks. To illustrate, the Bank now runs 936 ATMs (up 17% on 2000) and plans to install a further 300. The entire ATM network is linked to the DIAS interbank payment system. Furthermore, the round-the-clock ATM monitoring service, together with the application of new software, ensures that customers can obtain full and continuous service through the enhanced operability of the Bank's on-line network. In 2001, the ratio of net to gross operating hours for the Bank's ATMs was 94.1%, one of the highest internationally. NBG's co-operation with the Attikon-Metro has led to the installation of ATMs in many of the capital's subway stations. At the same time, the number of Ethnocash cards now in circulation increased over the course of the year to 2.2 million, up 17.5%.

Finally, besides these developments, e-banking services were also extended to include facilities for making VAT, credit card and insurance policy payments via the internet and ATMs.

2.5 The NBG Group

National Bank of Greece, the oldest Greek commercial bank, heads the largest and strongest financial group in the country.

- The NBG Group provides a full range of financial products and services that meet the constantly changing needs of private individuals and corporate customers alike.
- The Bank has 596 branches and 936 ATMs in Greece, and 359 banking units overseas. The Group boasts by far the largest network for the distribution of financial products and services in Greece.
- Overseas the NBG Group is active in 18 countries and controls 7 banks and 8 other financial companies.
- With a 30% share of the retail banking market, NBG can rightly claim to be the bank of the Greek family.
- The opening of the new Belgrade branch widened the Bank's presence in the Balkans
- The scheduled acquisition of Yonkers Financial Corporation in New York further strengthen the Group's presence in the major financial centers.
- The Bank's successful expansion abroad has led to rise (more than double) in the contribution of its overseas units to whole Group pre-tax earnings.
- The Group has entered the international fund management sector with the launch of specialized businesses in Luxembourg so as to fortify its investment product offering.
- The Group further expands its presence in the venture capital market with the setting up of NBG Technology Fund in collaboration with Microsoft.
- The cancellation of 12.9 million shares has enhanced the performance of the Bank's equity capital while keeping the Group's capital base solid and enabling it to grow its operations further.

2.6 Other services

National Bank, through specialized units of the Group, provides a wide range of financial services, such as insurance, leasing, factoring, asset management, computer services and training services to third parties.

The Group provides insurance services through Ethniki Hellenic General Insurance Company, which is not consolidated, in accordance with the prevailing legislation. This company is the largest insurance company in the Greek market with a strong capital base and an extensive network that offers fire, property, car, ship, plane, marine, and health insurance combined with investment programs.

2.7 Fixed assets

Developments in fixed assets for the period 31.12.1999 to 31.12.2001 are set out below:

€ millions	Cost 31.12.99	Additions/ Disposals *1.1.00 to* 31.12.01	*Total cost* 31.12.01	Accumulated *depreciation* 31.12.01	Net book *value* 31.12.01
Tangible assets:					
Land	151.0	18.8	169.8	-	169.8
Buildings	217.8	44.0	261.8	189.2	72.6
Furniture, electronic & other equipment	182.2	64.4	246.6	162.8	83.8
Other tangible assets	11.5	(1.8)	9.7	6.1	3.6
Fixed assets under construction and advances	5.0	18.3	23.3	-	23.3
Total tangible assets	**567.5**	**143.7**	**711.2**	**358.1**	**353.1**
Intangible assets:					
Establishment and formation expenses	3.6	0.2	3.8	1.5	2.3
Other intangible assets	122.7	82.2	204.9	107.0	97.9
Total intangible assets	**126.3**	**82.4**	**208.7**	**108.5**	**100.2**

The fixed assets of the Bank are free of charges or encumbrances.

The table below presents the expenses for the modernization of the fixed assets for the years 1999, 2000 and 2001.

€ millions	**2001**	**2000**	**1999**
Computer hardware	23.4	18.1	30.7
Software	22.6	20.6	24.5
Telecommunications	6.3	7.7	4.5
Reorganization	4.0	2.3	7.3
Total modernization investments	**56.3**	**48.7**	**67.0**
Buildings and land	42.0	26.5	13.4
Furniture and appliances	9.0	2.6	3.4
Other	3.4	4.0	2.8
Other transportation means	0.5	-	-
Total investments	**111.2**	**81.8**	**86.6**

3. The performance of NBG stock

3.1 Description of the share capital

The Bank's share capital amounts to € 1 026 362 034 divided into 228 080 452 shares at a par value of € 4.5 each. The following table briefly presents the development of the share capital:

BoD or G M date	Gov. Gazette	Number of new shares	Number of shares after the increase	Par value	Offering price	In cash	Capitalization of surplus and reserves	Dividend capitalization	Share capital after the increase
BoD.26.2.53		30 366	30 366	7 350 000	7 350	223 190 100			223 190 100
10.9.1953		10 122	40 488	7 350 000	7 350	74 396 700			297 586 800
2.4.1955			404 880	735					297 586 800
BoD14/27.11.56			404 880	1 436			283 820 880		581 407 680
14.4.1962		202 440	607 320	1 436	1 436	290 703 840			872 111 520
19.5.1969			1 214 640	725				8 502 480	880 614 000
28.5.1970		303 660	1 518 300	725			220 153 500		1 100 767 500
7.9.1972		216 900	1 735 200	725	725	157 252 500			1 258 020 000
7.9.1972		506 100	2 241 300	725			366 922 500		1 624 942 500
26.5.1975		89 652	2 330 952	725			64 997 700		1 689 940 200
2.6.1977			2 797 142	1 600			2 785 487 000		4 475 427 200
25.5.1979	4002/31.12.80	559 429	3 356 571	1 600	12 500	895 086 400			5 370 513 600
24.9.1982	4192/3.12.82		3 356 571	4 500			9 734 055 900		15 104 569 500
24.9.1982	4192/3.12.82	1 006 972	4 363 543	4 500			4 531 374 000		19 635 943 500
8.6.1988	2931/12.9.88	7 854 378	12 217 921	4 500			35 344 701 000		54 980 644 500
21.6.1991	4622/27.11.99	2 443 584	14 661 505	4 500	15 000	10 996 128 000			65 976 772 500
21.6.1991	4622/27.11.99	1 221 792	15 883 297	4 500			5 498 064 000		71 474 836 500
13.7.1994	5183/7.9.94		15 883 297	5 535			16 439 212 395		87 914 048 895
1031/18.11.1994	6868/13.12.94	45	15 883 342	5 535			249 075		87 914 297 970
1047/22.11.1995	6868/07.12.95	10	15 883 352	5 535			55 350		87 914 353 320
14.03.1997		1 588 335	17 471 687	5 800			13 421 431 280		101 335 784 600
6.10.1997	8371/2.12.97	3 494 337	20 966 024	5 800	23 000	20 267 154 600			121 602 939 200
1094/1095/9.12.1997		1 615 274	22 581 298	5 800			9 368 589 200		130 971 528 400
25.5.1998		4 516 260	27 097 558	5 800			26 194 308 000		157 165 836 400
9.9.1998		4 430 980	31 528 538	5 800			25 699 684 000		182 865 520 400
1116/8.12.98 1118/16.12.98		1 615 274	33 143 812	5 800			9 368 589 200		192 234 109 600
1117/8.12.98 1117/16.12.98		2 257 932	35 401 744	5 800			13 096 005 600		205 330 115 200
29.1.1999		106 205 232	141 606 976	1 450					205 330 115 200
6.4.1999		14 843 024	156 450 000	1 450	11 500	21 522 384 800			226 852 500 000
1129/6.4.99 1136/16.6.99		3 512	156 453 512	1 450			5 092 400		226 857 592 400
15.11.1999		6 461 096	162 914 608	1 450			9 368 589 200		236 226 181 600
18.4.2000		65 165 844	228 080 452	1 450			94 490 473 800		330 716 655 400
1165/15.11.00		6 461 096	234 541 548	1 450			9 368 589 200		340 085 244 600
26.4.2001		(6 461 096)	228 080 452	1 450			(9 368 589 200)		330 716 655 400
26.4.2001			228 080 452	1 533.375			19 016 207 686		349 732 863 086
1187/15.11.2001		6 461 100	234 541 552	1 533.375			9 907 289 213		359 640 152 299
28.12.2001		(6 461 100)	228 080 452	1 533.375			(9 907 289 213)		349 732 863 086

By resolution of the General Meeting of Shareholders', dated 18 April 2000, approved by the K2-5175 decision of the Deputy Minister of Development dated 21 April 2000 the share capital of the Bank was increased by GRD 94 490 473 800 with the capitalization of an equal amount of the Share Premium Reserve. As a result 65 165 844 shares at a par value of GRD 1 450 were issued that were distributed to the shareholders holding the shares as at 26 April 2000 at a rate of four new shares for every ten old.

On November 15, 2000 the share capital of the Bank was increased by GRD 9 368 589 200. This increase resulted from the conversion of 1 615 274 bonds of the Convertible Bond Loan issued in 1996, owned by the Greek State, based on the General Meeting of Shareholders' resolution of 9 July 1996 and the agreement with the Greek State that was validated by L. 2441/96 and published in the Government Gazette 256/ 15.11.1996, as amended by L. 2525/1997. As a result, 6 461 096 registered shares were issued at a par value of GRD 1 450. The difference between the par value of the bonds and the par value of the shares amounting to GRD 11 066 242 174 was accounted as Share Premium Reserve.

By resolution of the General Meeting of Shareholders', dated 26 April 2001, approved by the K2-6205 decision of the Deputy Minister of Development dated 23 May 2001, the share capital of the Bank was decreased by GRD 9 368 589 200 with the cancellation of 6 461 096 own shares purchased on 15 December 2000 by the Public Company for Transferable Securities SA (PCTS) pursuant to the agreement signed on 13 December 2000 between NBG SA and PCTS SA ratified by article 11 of L. 2892/9.3.2001.

By resolution General Meeting of Shareholders', dated 26 April 2001, approved by the K2-6205 decision of the Deputy Minister of Development dated 23 May 2001, the share capital of the Bank was increased by GRD 19 016 207 686 following the increase of the Bank's share par value from GRD 1 450 to GRD 1 533.375 (€ 4.5) resulting from the capitalization a) GRD 10 637 258 098 revaluation of assets reserve pursuant to L. 2065/ 1992 and b) GRD 8 378 949 588 of the share premium reserve .

By resolution of the Board of Directors 1187/15.11.2001 and 1888/15.11.2001 the share capital of the Bank was increased by GRD 9 907 289 283 by issuing 6 461 100 new shares at a par value of GRD 1 533.375. The increase resulted from the conversion of 1 615 275 bonds of the convertible bond loan issued in 1996. The difference between the bonds" par value and the shares' par value totaling GRD 10 527 554 812 was accounted as share premium reserve.

By resolution of the General Meeting of Shareholders', dated 26 November 2001, approved by the K2-17801 decision of the Deputy Minister of Development dated 28 December 2001, the share capital of the Bank was decreased by GRD 9 907 289 283 resulting from the cancellation of 6 461 100 own shares deriving from the conversion of 1 615 275 convertible bonds that were bought back by the PCTS on 15 December 2000 pursuant to the agreement signed on 13 December 2000, ratified by article 11 of L. 2892/9.3.2001.

3.2 Shareholder Structure

At 31 December 2001, the Bank's shareholders comprised individuals and institutions, as well as the Greek State. To illustrate, the State owned 4.5% of the Bank's stock either directly or via the PCTS. A further 31.6% of the Bank's share capital was owned by the State indirectly through various legal entities. Institutions (mainly institutional investors) and individuals in


NBG shareholder structure at: 31.12.2001
Private overseas investors 0.5%
NBG subsidiaries 5.0%
Other domestic institutionals 7.9%
Hellenic Republic & PCTS 4.5%
Private domestic investors 25.6%
Other public entities 31.6%
Overseas institutionals 16.7%
Domestic institutionals 8.2%

Number of ordinary shares at 31.12.2001:228 080 452


NBG shareholder structure at: 31.12.2000
Private domestic investors 24.1%
Other domestic institutionals 7.3%
NBG 2.8%
Private overseas investors 0.5%
Overseas institutionals 16.6%
NBG subsidiaries 5.8%
Domestic institutionals 7.3%
Hellenic Republic & PCTS 4.4%
Other public entities 31.2%

Number of ordinary shares at 31.12.2000:234 541 548

Greece and abroad owned 58.9% of NBG stock, distributed as follows: legal entities 32.8% (domestic: 16.1%, overseas: 16.7%) and individuals 26.1% (domestic: 25.6%, overseas: 0.5%). Lastly, NBG's subsidiaries held 5.0% of its stock.

3.3 The performance of NBG Stock

Over the past five years NBG stock has outperformed both the ASE general price index and the ASE banking index. Between 31 December 1996 and 31 December 2001 NBG shareholders enjoyed a total return of 376.8% as compared with 177.6% for the general price index and 238.7% for the banking index.

NBG's SHARE PRICE AND VALUE OF SHARES TRADED


Price change (base 31.12.2000 = 100)
120
100
80
60
40
Trading volume (€ millions)
100
90
80
70
60
50
40
30
20
10
0
31.12.00
29.1.01
27.2.01
28.3.01
26.4.01
25.5.01
23.6.01
22.7.01
20.8.01
18.9.01
17.10.01
15.11.01
14.12.01
Value of NBG shares
ASE general
Banking sector index
NBG

Source: Bloomberg, NBG calculations

In 2001, the NBG share moved in line with the general downward path of the Greek and international stock markets. The decline in the NBG share price was 34% compared with 34.5% for the banking sector overall and 23.5% for the ASE general price index. Accordingly, the NBG share price at 31 December 2001 stood at €26.72 compared with €40.46 at 31 December 2000.

NBG stock market data [(1)]

	2001	2000	1999	1998	1997	1996
Year-end price (€)	26.7	40.5	50.7	31.5	10.4	5.6
Year high (€)	45.4	54.3	61.8	31.5	15.5	5.9
Year low (€)	21.3	35.8	31.0	8.0	5.6	4.1
Mean price for the year (€)	33.9	44.9	45.1	19.0	11.8	4.9
Yearly coefficient of variation for NBG´s share price (%)[(2)]	5.5	10.6	9.3	3.1	4.9	10.1
NBG market capitalization on the ASE (€ millions)	6 094.3	9 485.6	11 543.6	6 510.1	1 656.4	713.9
Ratio of NBG to ASE market capitalization (%)	6.4	8.0	5.9	9.8	5.8	4.2
Ratio of NBG to banking sector capitalization (%)	23.8	25.9	27.4	39.6	31.6	25.4
Trading volume (€ millions)	2 464.8	3 461.7	7 686.1	3 514.7	1 264.7	167.6
Ratio of NBG to ASE trading volume (%)	5.9	3.7	4.5	8.5	7.6	2.9
Ratio of NBG to banking sector trading volume (%)	29.0	25.2	28.1	30.0	32.6	22.2

Source : ASE, Bloomberg, NBG calculations

[(1)] *For comparison, share prices have been adjusted (Bloomberg methodology) to account for increases in capital over the past five years.*

[(2)] *Ratio of the yearly variation of daily prices over the corresponding average price.*

At 31 December 2001, NBG's market capitalization totalled €6 094 million, down €3 391 million relative to 2000. In terms of market capitalization, at year-end 2001 NBG ranked second among firms listed on the Greek stock market, accounting for 6.4% of the ASE's total market capitalization as compared with 8% at the end of 2000. NBG's percentage share of market capitalization for the banking sector as a whole continues to be the largest, at 23.8% at 31 December 2001. To put this in perspective it is worth noting that, at the end of 2001, the second largest bank in the country accounted for a 17.4% share of banking sector market capitalization.

NBG share and trading volumes in 2001 (ASE and NYSE)

	NBG on the ASE		NBG (ADR ETE [2] on the NYSE	
Month	**Price (€) [1]**	**Total trading volume for the month (€ millions)**	**Price (USD) [1]**	**Total trading volume for the month (USD millions)**
January	39.60	184.74	7.25	4.81
February	37.76	109.77	7.00	2.73
March	38.56	113.11	6.85	7.30
April	43.74	218.56	7.78	3.08
May	40.90	615.88	6.99	0.60
June	34.98	358.80	6.05	3.17
July	31.00	212.73	5.06	4.58
August	32.26	96.22	5.85	0.60
September	23.64	147.88	4.30	0.99
October	28.52	107.43	5.71	2.53
November	27.40	217.93	4.78	2.02
December	26.72	81.76	4.75	2.67

Source: Bloomberg, ASE, calculations NBG

[1] *Last session of the month*

[2] *1 share = 5 ADRs*

NBG's share displayed lower volatility in 2001 relative to its volatility in recent years. The coefficient of variation for its daily return dropped markedly to 5.5% from 10.6% in 2000 and 9.3% in 1999. The 2001 volatility level was within the average band for the banking sector, but was lower than overall market volatility (5.6% and 8.6% respectively).

Banking sector fundamentals

	Profit multiple		Earnings per share	
	31.12.2001	**2001 Average**	**31.12.2001**	**2001 Average**
Norway	7.10	7.61	5.75	5.27
Greece	**9.10**	**10.56**	**3.71**	**2.91**
France	9.60	10.22	4.06	3.85
Germany	9.80	15.24	2.13	2.13
Sweden	10.80	12.06	3.53	3.42
Netherlands	11.70	12.25	4.05	4.01
Italy	11.70	13.84	3.63	3.19
Ireland	12.20	12.67	4.05	4.01
Belgium	12.80	12.77	3.61	3.24
Portugal	12.90	13.40	2.99	2.73
UK	13.90	14.48	3.82	3.59
Spain	16.70	17.89	2.50	2.26
Austria	17.80	16.69	1.82	1.86
Finland	22.50	11.39	3.46	2.56
EU	12.50	13.79	3.50	3.20
USA	19.00	18.26	2.53	2.47

Source: Datastream, NBG calculations

The table above, together with the fact that at 31 December 2001 NBG's profit multiple stood at 7.4% and earnings per share at 4.1%, implies that expectations regarding the return on Greek banking stocks, including NBG, are positive. Furthermore, NBG's high EPS is proof of the Bank's confidence regarding its future performance. This confidence is backed also by the fact that the Greek economy is anticipated to grow at a faster rate than the EU average.

4. Management – Divisions – Supervision – Organization chart

4.1 Management

In accordance with article 18 of the Articles of Association, the management of the Bank lies with the Board of Directors, which is composed of nine (9) to fifteen (15) members.

The members of the Board of Directors are elected by the shareholders at their General Meeting, which determines the precise number of the members on the Board. The members of the Board can be replaced at any time by the General Meeting.

The Board of Directors elects from its members, by 100% majority, the Chairman of the Board, the Governor who directs the Bank's operations, and between one and five Deputy Governors. The Chairman of the Board can also be elected as the Governor of the Bank.

The Board of Directors represents the Bank in court and in out of court settlements and can, if it so decides, assign authorities and responsibilities, either in whole or in part, including the representation right, to the Governor, the Deputy Governors, to one or more of its members or the Managers of the Bank or to third parties, determining at the same time the conditions under which these authorities are assigned. The authorities that require joint approval of the Board can not be assigned.

The Board of Directors can, if decided, delegate part of its authorities and responsibilities, including the representation right, according to article 18 paragraph 2 and article 22 paragraph 3 of the Codified Law 2190/1920 as amended, to employees of the Bank or other persons suitably qualified.

The Board of Directors can assign to the Governor and the Deputy Governors the right to further delegate the above mentioned authorities and responsibilities to other employees of the Bank.

The Board of Directors is responsible for:

- the establishment of Branches, Agencies and Representative Offices in Greece and abroad
- the participation of the Bank in other banks in Greece or abroad or the disposal of its participations
- the approval of the Organization Chart of the Bank
- the promotion of the Bank's Managers at the proposal of the Governor
- the approval of the Bank's and the Group's Financial Statements
- the setting up of foundations as designated by article 108 of the Civil Code and the participation in the companies designated by article 784 of the Civil Code

The Board of Directors of the Bank is composed as follows:

Chairman - Governor

Theodoros B. Karatzas

Deputy Governors

Theodoros N. Pantalakis

Andreas S. Vranas

Apostolos S. Tamvakakis

Non-Executive members of the Board

H.E. the Metropolitan of Ioannina Theoklitos

Panagiotis A. Zarras	*Employees' representative*
Nicolaos G. Kalogeropoulos	*Chairman of Ethniki Kefalaiou SA*
Panagiotis V. Lambropoulos	*Retail Lambropoulos Bros SA*

Georgios Z. Lanaras	*Shipowner*
Miltiadis A. Nektarios	*Chairman of IKA (Social Security Fund)*
Ioannis P. Panagopoulos	*Employees' representative*
Dimitrios Papoulias	*Chairman of the Public Power Corp.*
Vassilios Th. Rapanos	*Chairman of the Council of Economic Advisers*
Pavlos S. Stellakis	*Managing Director of NBG International*
Georgios S. Tsougiopoulos	*Civil engineer – Architect- City Planner*

The term of the Board of Directors lasts three years and is renewed yearly for one third of its members. The term ends at the Annual General Meeting of the third year after election.

The Board of Directors fees for 2000 amounted to GRD 15 000 000, and for 2001 the sum of GRD 15 000 000 will be proposed to the shareholders' Annual General Meeting. The salaries and compensations paid by the Bank to the Board members during 2001 amounted to GRD 582 602 504, of which amount GRD 168 624 622 was withheld for social security and taxes. The Bank paid GRD 148 531 394 for employers' contributions. Fees paid to Directors for attending Board meetings for 2001 amounted to GRD 74 750 000, of which amount GRD 27 803 250 was withheld for taxes. The members of the Board as at 31 December 2001, hold in total 52 573 shares of the Bank.

4.2 Divisions

In accordance with the relevant Board of Directors' resolutions, the Bank has the following Management and Regional Divisions with the respective managers:

Management Divisions

Human Resources Development Division	M. Terlixidou
Non-performing Loans Division	P. Kontogiannis
Secretariat Division	A. Tzoulis
Treasury Division	P. Christodoulou
Group Risk Management Division	M. Oratis
Private Banking Division	I. Georgiadis
Legal Division	A. Karabelas
Domestic Network Division	G. Giannissakis
International Division A	M. Koutsos
International Division B	S. Androutsopoulos
Operations Division	N. Tsagarakis
Investments & Capital Markets Division	A. Mavromatis
Trade Credit Division	M. Kokkinos
Internal Audit Division	I. Papanikos
Procurement Division	D. Protonotarios
Domestic Affiliates Division	H. Hortarias
Institutional Banking Division	P. Haikalis
Mortgage Lending Division	P. Linos
Consumer Credit Division	G. Aronis
Marketing Division	S. Papaspirou
Shipping Division	A. Tourkolias
Financial & Management Accounting Division	A. Thomopoulos
Organization Division	N. Mallouhos
Property Management Division	D. Nikolopoulos
Commercial Credit Division	P. Fronistas
Information Technology Division	K. Ekonomopoulos
Personnel Division	Th. Pliakos
Strategic Planning and Research Division	P. Mylonas

Correspondent Banking Division	M. Hairas
Technical Services Division	H. Tzannetakis
Cash and Custody Division	D. Matsaganis
Corporate Banking Division	D. Pinis
Corporate Loan Restructuring Division	L. Samanidis

Regional Divisions

Regional Division A	I. Makris
Regional Division B	S. Asimopoulos
Regional Division C	A. Halaris
Regional Division D	P. Lazaridis
Regional Division E	N. Papanikolopoulos
Regional Division F	P. Skoutaris

Salaries paid by the Bank to the directors of the above Divisions and Regional Divisions during 2001 amounted to GRD 1 710 923 152. Of this amount GRD 648 274 015 was withheld for social security and taxes, while the Bank paid employers' contributions of GRD 641 223 163. The directors of the Divisions held 48 877 NBG shares in total as at 31 December 2001.

4.3 Supervision

The certified auditors of the Bank are charged by the Law with supervision. According to L.2076/92 the internal control is performed by the Internal Audit Division of the Bank.

In accordance with the provisions of PD 267/ 24.7.95 applicable to groups that include at least one credit institution, the Bank as a group is supervised by the Central Bank of Greece.

The act of the Governor of the Bank of Greece 2438/ 6.8.98 introduced a framework of general rules for the operation of the internal controls system of Credit Institutions. Pursuant to this Act, the Audit Committee was established. The findings of the Committee for the accounting year 2001 are included in the Appendix to the Financial Statements.

4.4 Organization chart



GENERAL MEETING OF SHAREHOLDERS
BOARD OF DIRECTORS
GOVERNOR
Mr. Theodoros Karatzas
Governor's Office Mr. A. Leopoulos 985
DEPUTY GOVERNOR Mr. Theodoros Pantalakis
Deputy Governor's Office 987
DEPUTY GOVERNOR Mr. Andreas Vranas
Deputy Governor's Office 988
DEPUTY GOVERNOR Mr. Apostolos Tamvakakis
Deputy Governor's Office 989
INTERNAL AUDIT DIVISION
SECRETARIAT DIVISION
STRATEGIC PLANNING & RESEARCH DIVISION
LEGAL DEVISION 009
HUMAN RESOURCES DEVELOPMENT DIVISION 024
TREASURY DIVISION 037
PERSONNEL DIVISION 004
FINANCIAL & MANAGEMENT ACCOUNTING DIVISION 006
ORGANIZATION DIVISION 012
CORRESPONDENT BANKING DIVISION 016
CASH & CUSTODY DIVISION 017
TECHNICAL SERVICES 018
DOMESTIC AFFILIATES DIVISION 021
PROPERTY MANAGEMENT DIVISION 025
PROCUREMENT DIVISION 028
INFORMATION TECHNOLOGY DIVISION 035
OPERATIONS DIVISION 038
CORPORATE BANKING DIVISION 001
COMMERCIAL CREDIT DIVISION 002
SHIPPING DIVISION 003
CORPORATE LOAN RESTRUCTURING DIVISION 011
DOMESTIC NETWORK DIVISION 015
NON PERFORMING LOANS DIVISION 020
REGIONAL DIVISION A 022
REGIONAL DIVISION B 023
REGIONAL DIVISION C 027
REGIONAL DIVISION D 031
REGIONAL DIVISION E 032
REGIONAL DIVISION F 034
CENTRAL BRANCH 040
PRIVATE BANKING DIVISION 010
MORTGAGE LENDING DIVISION 013
CONSUMER CREDIT DIVISION 014
INSTITUTIONAL BANKING DIVISION 019
INVESTMENTS & CAPITAL MARKETS DIVISION 026
GROUP RISK MANAGEMENT DIVISION 030
MARKETING DIVISION 033
INTERNATIONAL DIVISION A 036
INTERNATIONAL DIVISION B 039
TRADE CREDIT DIVISION 982
PANEPISTIMIOY BRANCH 720

4.5 Staff

The personnel of NBG as at 31 December 2001 comprised 15 194 (including local personnel of foreign branches) persons compared with 15 788 persons as at 31 December 2000. The corresponding numbers for the Group were 21 332 and 21 714 respectively.

The number of employees by category during the last three years is as follows:

	1999	2000	2001
Accountants – Cashiers	8 390	8 171	7 803
Higher qualification Personnel	5 729	5 821	5 697
Officers – Cleaners –Technicians	1 603	1 417	1 354
Guards – Workers	24	20	27
Total domestic units	**15 746**	**15 429**	**14 881**
Foreign branches	n/a	359	313
Total	**n/a**	**15 788**	**15 194**

n/a: not available

In 2001, the Bank made a total 202 new hirings, primarily individuals with post-graduate university degrees, while approximately 796 individuals retired from the Bank, of whom 251 took advantage of the early retirement package that was offered during the year.

During 2001 new Bank Staff Regulations were put into force, setting out the general employment obligations and entitlements of staff, while another important development was the pilot launch of Assessment/Development Centres that aim to foster mechanisms by which staff skills can be assessed and identified, thereby making it possible for employees to reorient their career paths within the Bank in accordance with their particular skills and abilities.

Furthermore, with conditions in the banking sector constantly changing and advancing, the Bank views the training and education of staff as a vital component in its quest to achieve business success. As part of this policy, the Bank ran 1 643 training seminars in which no less than 22 980 individuals took part in 2001. The Bank also supports its employees who wish to pursue post-graduate studies, while its foreign language teaching courses have also been met with success especially by the Bank's senior officers.

4.6 Curricula vitae

Chairman of the Board of Directors

Theodoros Karatzas. Mr Karatzas was appointed Governor of the Bank in February 1996. He is 71 years old and a graduate of Athens Law School and the Centre for European Studies of Strasbourg University. During 1982-1985, he was the Managing Director of ETEVA, Chairman of the Board of Directors of Banque Franco-Hellenique de Commerce International et Maritime and Chairman of the Board of Directors of ASPIS Housing Bank. During 1985-1987, he was the Secretary General of the Ministry of National Economy and in the period 1987-1988 he was the Deputy-Minister for National Economy. In the period 1986-1987, he was Chairman of the Modernization of the Greek Banking System Committee, which set the base for the liberalization of the Greek financial market at the end of the 80s and the beginning of the 90s. Mr. Karatzas has been a member of the Athens Law Society since 1955, has published articles on commercial and maritime Law and has been Chairman of the Hellenic Banking Association since 1996 and Chairman of 5 subsidiaries of the Group located outside Greece.

The Divisions reporting directly to Mr. Karatzas are as follows:

Human Resources Development Division, Secretariat Division, Treasury Division, Legal Division, Internal Audit Division and Strategic Planning and Research Division.

Deputy Governors

Theodoros Pantalakis. Mr. Pantalakis is 47 years old, was appointed Deputy Governor of the Bank in 1996 and is Vice-Chairman of the Board of Directors. In addition, Mr Pantalakis is Chairman or member of the Board of Directors of several Group companies, including Ethniki Insurance and Astir Hotels. Mr. Pantalakis is also Vice-Chairman of the Board of Directors of the Athens Stock Exchange and Chairman of the Board of Directors of the Athens Clearing House. Mr. Pantalakis holds a degree in Business Administration from the University of Piraeus. He worked as a financial analyst in commercial and industrial companies prior to being employed by ETEVA in 1980. In 1991, he was appointed Deputy Managing Director of Interamerican Group and in 1996 he returned to the National Bank of Greece Group.

The Divisions reporting directly to Mr. Pantalakis are as follows:

Financial and Management Accounting Division, Domestic Affiliates Division, Property Management Division, Information Technology Division, Organization Division, Operations Division, Procurement Division, Technical Services Division, Cash and Custody Division, Personnel Division and Correspondent Banking Division.

Andreas Vranas. Mr. Vranas is 49 years old, was appointed Deputy Governor of the Bank in 1996 and is Vice-Chairman of the Board of Directors. In addition, Mr. Vranas is Chairman or member of the Board of Directors of several Group companies, including Ethniki Leasing. Mr. Vranas holds a degree in Business Administration from the Economics University of Athens, is a holder of a PhD in Finance from the University of Manchester and a holder of a degree in Finance from the University of Athens. He worked at ETEVA during 1979-1985 and the Ministry of National Economy from 1985 until 1988, when he rejoined ETEVA.

The Divisions reporting directly to Mr. Vranas are as follows:

Corporate Banking Division, Commercial Credit Division, Corporate Loan Restructuring Division, Non-performing Loans Division, Shipping Division, Domestic Network Division, Regional Divisions A, B, C, D, E, F and the Central Branch.

Apostolos Tamvakakis. Mr. Tamvakakis is 44 years old, was appointed Deputy Governor of the Bank in 1998 and is Vice-Chairman of the Board of Directors. In addition, Mr. Tamvakakis is Chairman or member of the Board of Directors of several Group companies, including National Management and Organization Company. In 1996 he was appointed Deputy Governor of the National Mortgage Bank. He joined the National Bank of Greece following his resignation from ABN-AMRO Bank, where he was Deputy Managing Director for seven years. Mr. Tamvakakis is a graduate of the Economics University of Athens, and holds a postgraduate degree from the University of Canada.

The Divisions reporting directly to Mr. Tamvakakis are as follows:

Consumer Credit Division, Group Risk Management Division, Marketing Division, Institutional Banking Division, Investments & Capital Markets Division, Mortgage Lending Division, Trade Credit Division, Private Banking Division, International Division A, International Division B and Panepistimiou Branch.

4.7 Pending Court Cases

In the course of its regular business activities, the Bank as well as the other companies of the Group are involved in court or other cases. The Bank considers that should these pending cases go against the Bank they will not materially affect the financial situation of the Group as a whole.

5. Activities of the NBG Group

5.1 Corporate lending

Business finance, leasing, factoring

One of NBG's principal fields of activity is the core banking activity of corporate lending to small, medium and large businesses, and to shipping. The Bank aims to develop its business in sectors that display strong growth prospects and high profit margins. A key component of this drive is lending to SMEs, supported by specialized credit centres set up by the Bank in 1999. In the sphere of large corporate financing the Bank pursues a policy of selective positioning in sectors that present growth potential while taking into consideration the returns to be earned from the overall Bank-client relationship. Similarly, drawing on its substantial expertise, the Bank is able to undertake credit risk by holding international corporate bonds with a view to broadening its asset base.

In the sphere of large corporate lending, the Bank attracted new clients from dynamic sectors of the economy, thus bringing the total number of its large corporate customers to over 1000 at end-2001. At the same time, the range of services provided to good customers was broadened. The balance of loans to corporates in the private and public sectors surpassed €5 billion at 31 December 2001.

Furthermore, during the course of 2001, the total number of small and medium-sized enterprise customers reached 35 000, while the level of current loans exceeded € 2.3 billion. It is worth noting that the Bank also runs a specialized factoring service, which saw a marked increase in turnover in 2001, as its portfolio grew by 220%.

Last year was also a very satisfactory year for leasing. Ethniki Leasing made good use of its access to the Bank's network and customer base, promoting leasing products as an additional business financing option. The number of active leasing agreements rose, while turnover and profits climbed substantially.

During 2001, the number of leasing agreements rose 58%, while the value of new business topped € 52.2 million, up 13%.

Shipping finance

The Bank's shipping finance activity served to reaffirm its leading role in this sector in Greece, while its ranking among international banks involved in credit to shipping is also significant. In 2001, the Bank added 7 new clients to its customer base bringing the total number to 94 with 280 ships under financing. Total new loans in 2001 amounted to € 215 million, while total outstandings in the loan portfolio rose 9.3% on the previous year, reaching €1 billion. Of this portfolio, 20% concerns lending via our London branch. Qualitatively speaking, the loan portfolio saw further improvements with financing for new buildings increasing the number of vessels whose age is below 5 years to 22% of total funded vessels, while such vessels now account for 46% of the shipping loans balance. Financing of new buildings enabled the Bank to broaden its activity in the sphere of syndicated loans, which now account for 35% of the total portfolio. In 2002, the Bank will continue its prudent policy in shipping finance, while watching closely developments and conditions in the sector internationally.

5.2 Lending to households

Mortgage lending

The steady growth reported in consumer credit in 1999-2000 continued in 2001. This fact acquires yet more significance when one considers the substantial margins for further growth in retail banking in Greece in the coming years. With the level of mortgages in Greece at 12% of GDP compared with an average of 40% for the rest of the EU, the sector presents very substantial margins for future growth.

NBG has traditionally held first place in the mortgage lending sector in Greece, and has succeeded in further strengthening this place in the face of intensifying competition. To illustrate, in 2001 the right to finance subsidized housing loans and the establishment of mortgage savings accounts was extended to all banks in Greece.

In 2001, mortgage lending totalled € 1 223.8 million compared with € 846.1 million in 2000, up 44.6%. Accordingly, mortgage outstandings grew by 24.7%, reaching € 4 614 million at the end of the year, as against € 3 700 million at end-2000. At 31 December 2001, the Bank's market share stood at 29.5%. These figures are particularly impressive if one considers the very substantial absolute magnitude of the mortgage lending portfolio of the Bank as well as the high depreciation rate due to the age of the portfolio.



New mortgage loan disbursements
(€ millions)
402.9
599.0
846.1
1 223.8
1998
1999
2000
2001

The rapid growth in mortgage turnover has been accompanied by a marked improvement in the quality of new mortgages. This has been achieved largely via a radical restructuring of the loan approval procedure and the Bank's new centralized loan approval system.

In the field of new products, in 2001 the Bank offered a number of highly successful mortgage packages (Ethno-Housing 1 with fixed interest rate for the first year; two innovative variable-rate Ethno-Housing CAP products; and Ethno-Housing Fixed installments – variable term) via new delivery channels, such as the granting of mortgages via third parties and mortgages to employees of public utilities and other large corporations.



NBG market share in consumer lending
16.2%
20.5%
22.7%
22.6%
1998
1999
2000
2001



New consumer loan disbursements
(€ millions)
169.6
313.7
509.2
725.5
1998
1999
2000
2001

Consumer lending

A key component in NBG's success in retail banking was its performance in the sphere of consumer loans.

New disbursements in 2001 totaled € 725.5 million compared with € 509.2 million in the previous year, up 42.5%. The consumer loan balance stood at € 996.9 million at 31 December 2001, up 42% on 2000. It may be noted that annual growth in consumer loans in the domestic market as a whole did not exceed 30%, thus showing that the Bank has increased its market share in this segment.

These results were achieved thanks largely to the use of new marketing methods. For instance, 60% of consumer loan sales in 2001 were generated via third-party agreements.

Alongside the impressive growth in the consumer lending balance, there was also a very marked improvement in the quality of the portfolio, due largely to the radical restructuring of the Bank's credit procedure.

Credit cards

Throughout the past year, via its subsidiary National Management & Organization (Ethnocarta), NBG continued its aggressive marketing policy for products related to payment systems and credit cards. The Bank's objective was to strengthen yet further its leading position in the issuance of credit and debit cards, as well as the market share of merchants and acceptance of NBG-issued cards.

The growth in turnover in the past year was remarkable. No fewer than 260 000 new cards were issued, while cards now in circulation total 865 000 compared with 629 000 in 2000. It is worth noting that over the three-year period 1999-2001 a total of 730 000 new cards were issued, while growth in the number of cards in circulation over the same period surpassed 160%. Similarly, there was a substantial increase in the credit card lending balance. At 31 December 2001, outstandings (excluding mature loan payments) totalled € 694 million compared with € 495 million at the end of 2000, up 40.2%.

NBG's success in this segment has been based on two key platforms: a) sales of pre-approved cards to the Group's customers by maximizing the Bank's cross-selling potential, and b) alternative marketing methods and automated instant credit procedures that provide a means of approach to new customers, and cooperation with telemarketing firms.

The Bank's alternative marketing policy has proved itself to be particularly effective, as the level of sales via these channels exceeded 80% of total sales. In the sphere of customer service, the Bank installed an IVR (interactive voice response) system in its telephone information service for customers with credit cards and card-handling business partners.

Lastly, the network of merchants that cooperate with the Bank was broadened. During the course of the year, no less than 18 800 new POS machines were installed at various locations throughout the country. At 31 December 2001, the total number of POS machines in operation stood at 33 000, more than double the figure at the end of 2000. The Bank's merchant partners in this business segment now number one hundred thousand, while corresponding acquiring totalled € 880.4 million and earnings € 20.3 million, up 14% on 2000.

5.3 Asset management

The Group is a market leader in Greece in the asset management segment, which includes deposits, private banking and mutual funds.

Deposits

Private deposits and repos grew by 10.2% in 2001 (from € 36 454 million to € 40 174 million), thus affirming the dynamism of the Bank's network and indicating the confidence shown in it by its customers. Savings deposits were kept at levels surpassing 50% of total amounts owed to customers. The principal development in 2001 was the 74.7% growth in repos, which impacted negatively on time deposits. Moreover, in 2001 new guaranteed capital investment products were offered to customers. Finally, sight deposits posted substantial growth of approximately 50%.

Breakdown of deposits in 2001



Repos
14.6%
Sight
9.9%
Time
23.4%
Savings
52.1%

Market share of drachma, EURO and FX deposits 1999-2001



31.0%
31.3%
29.8%
1999
2000
2001

Private Banking

The NBG Group offers a full range of private banking services to high net worth individuals. In February 2001, a new private banking unit was launched with a view to supporting and coordinating all the private banking teams of the branch network (these operate in major selected branches) with a view to enhancing the services offered.

Cooperation with NBG's Treasury and other companies of the Group (Mutual Funds, National Securities, and foreign subsidiaries) has created a wide range of investment products that are now available thanks to the Group's activity in the domestic and international money and capital markets, capable of meeting customer needs regarding risk, desired returns and degree of investment diversification and dispersion.

Mutual funds

Diethniki Mutual Fund Management S.A. manages a total of 15 funds under the Delos brand name, offering customers access to a full range of investment instruments in the domestic and global money and capital markets. Besides the traditional range of mutual fund products, Diethniki MFM offers alternative investment channels in order to more effectively meet investors' needs.


Market share of fund management: 1999-2001
15.4%
16.8%
15.8%
1999
2000
2001

For instance, in May 2001 the company launched a new Delos investment product comprising four different combinations of mutual funds whose returns and risk characteristics vary for a range of investor profiles.

Since the end of 2001, the Bank and Diethniki MFM have been marketing open-ended mutual fund products of the Bank's subsidiaries to the Greek public. These comprise NBG International Funds SICAV and NBG Synesis SICAV, which include umbrella funds that offer a broad range of investment options, whether in equities, bonds and money market instruments, whose reach extends to the major international money and capital markets.

Despite the unfavorable climate in the Greek and international capital markets, Diethniki MFM managed to hold its market share close to the levels of the previous year, at 15.8%. At 31 December 2001, total assets under management stood at € 4.2 billion. (DIAGRAM 3.3.3)

The launch of alternative delivery networks, continued broadening of products on offer, and exploitation of the latest investment instruments should all lead to further growth in funds under management, thereby ensuring the Group's leading position in the Greek fund management segment.

5.4 Payment systems

In 2001, the Bank forged strong working relationships with various insurance institutions (whose coverage of the insurance market totals over 75%) and other large customers of the public and private sectors, building on the fact that it enjoys the confidence of its customers in the effectiveness of its payment systems, traditional and modern. This sphere of the Bank's work was assisted significantly by the implementation of one-stop service via the new banking post of account officer and the provision of after-sales service, combined with the promotion of payment facilities such as our standing order, electronic credit, third-party, Ethno-files, and Ethno-payments payment systems.

At the same time, electronic payment systems for the wider public were promoted and improved with a view to creating more efficient service in retail banking, reducing the scale of transaction processing, and creating a long-term source of revenues. In particular, e-banking services were also extended to include facilities for making VAT, credit card and insurance policy payments via the internet and ATMs.

Finally, it should be noted that all the payment systems were adjusted swiftly and successfully to the euro, demonstrating the Bank's efficiency in switching to the new currency.

5.5 Investment banking

In 2001, the NBG Group was active in all the key spheres of investment banking (capital market operations, consulting, debt issues), maintaining a leading position in the market and offering top-quality services to its customers via the Bank and its subsidiaries ETEVA, National Securities, and NBG International.

Underwriting and consulting

The year 2001 was by no means an easy time for the sector, with competition intensifying and the capital markets at home and abroad labouring under adverse conditions. It is indicative that the number of public offerings fell from 50 in 2000 to 24 in 2001, with underwritten funds dropping by 72.6% from € 3 016.9 million to € 826.4 million. Despite these conditions, the Group held on to its leading position, acting as coordinator, lead manager, or underwriter in 23 of the 24 issues of 2001, with a trading value of € 144.5 million and market share reaching 17.5%. Included among these were the two most important issues of the year, for which the Bank acted as global coordinator and lead manager. The NBG Group was the leading Greek underwriter in the Public Power Corp (PPC) combined share offering, while the Bank acted as financial advisor to PPC in its privatisation plans and quest for a strategic partner.

In the sphere of government and corporate debt, of the five underwriters for the Greek government 10-year bond issued in January 2001 NBG had the widest distribution of sales to domestic and international investors. Furthermore, via its subsidiary NBGI, the Group participated as underwriter in twelve eurobond issues, including issues by the Greek government, banks and Balkan states.

Besides providing underwriting services, the Group's investment arm ETEVA is active in other areas of investment banking such as consulting services for the sale, acquisition, restructuring and merger of businesses, for the government's privatisation programme, and for project finance.

Custodian services

The Bank provides custodian services to private investors in Greece and institutional investors in Greece and abroad who trade in shares listed on the Athens Stock Exchange. It also provides custodian services to institutional investors dealing in Greek government bonds.

Despite the adverse climate in the Greek capital market in 2001, the value of trading on behalf of customers as well as the value of their portfolios grew significantly, with the result that NBG holds first place in the corresponding Greek market. The value of the custodian portfolio grew 42% (from € 35.5 billion in 2000 to € 50.5 billion in 2001), principally due to the increase in the number of portfolios of Greek institutional investors under custody. Furthermore, the value of trading carried out for the benefit of investors increased from € 73.1 billion in 2000 to € 247.1 billion in 2001, up 238%, reflecting primarily the growth in Greek government bond and Euro-MTS transactions by overseas institutionals (mainly banks). At 31 December 2001, NBG was providing custodian services to 148 Greek and 59 foreign institutional investors. This figure is the highest for the Greek market and the Bank intends to build further on this success by attracting new institutional and private customers.

Brokerage

The Group covers the entire spectrum of brokerage activities in Greece through its subsidiary National Securities, which is a member of the ASE and a primary dealer in the Athens Derivatives Exchange (ADEX).

Despite the sharp decline in ASE trading volumes in 2001 (down 58%), National Securities managed to hold its market share little changed at 6.8% compared with 7.2% in 2000, coming a close second in the domestic market. The development of new products and services (trading on the main international stock exchanges, purchase of stocks on credit), and the exploitation of traditional and alternative delivery channels (the NBG network, branches of National Securities SA, and cooperation with stockbrokers and mutual fund managers) should contribute to the achievement of strategic goals, which include maintaining its dominant place in the domestic stock market.

5.6 Venture Capital

NBG is active in the sphere of venture capital principally through its subsidiary NBG Venture Capital S.A. and to a lesser degree through NBGI. NBG Venture Capital was launched in 2000 and aims to become the leading venture capital force in the Greek market and southeast

Europe in general. The company, usually via minority holdings, focuses on participating in fast-growing businesses that are active in particularly dynamic sectors. It seeks to create value in the companies in which it participates by liquidating its holdings either through listing the businesses on the stock market or selling the business to a strategic partner or other investor.

Besides the NBG Greek Fund and the NBG Balkan Fund, which were launched in 1998 (with initial capital of € 44 million and € 14.7 million respectively), NBG Venture Capital set up the NBG Technology Fund in 2001, in which the Bank has a € 30 million holding. This fund invests in technology companies that are in their early stages of development and in companies that exploit technology and are seeking to boost their turnover. In the context of this business move, NBG has entered into cooperation with software company Microsoft. Furthermore, jointly with Vectis Capital, NBG set up iVen with a view to aiding newly launched businesses to achieve their goals more rapidly.

Finally, NBGI Private Equity Limited, a subsidiary of NBGI, manages the NBG Private Equity Fund LP (initial capital: € 100 million), which targets investment opportunities identified principally in small and medium companies operating in western Europe.

5.7 Treasury activities

The money market business of the NBG Group is carried out in London and Athens, as well as by the Treasuries of various of the Bank's subsidiaries. This business includes dealing in Greek government bonds, foreign exchange, interbank products, and derivatives. It works alongside its subsidiary NBG International, which participates in international issues of sovereign and corporate eurobonds.

The NBG Group has established itself as the principal trader of Greek debt (government and corporate). In 2001, NBG held first place as dealer of Greek government securities traded electronically through the Electronic Secondary Securities Market (HDAT), with a market share of 18.9%. The Treasury manages the Bank's bond portfolio and is responsible for the Bank's strategy in the sphere of corporate bonds.

NBG also holds a commanding position in currency trading and in interbank deposits where it has established itself as a primary dealer in Europe and acts as the main liquidity link between Greece and Europe. NBG is the only Greek bank that participates on a daily basis as a panel bank with Euribor.

Finally, the Treasury has also been contributing to the Bank's efforts to enhance services for its customers by offering investment products in the form of structured derivatives and risk management products to its clientele (institutional, corporate and wealthy individuals).

5.8 International Activities

In 2001, the NBG Group was active in 18 countries outside Greece, via its branches, representative offices and subsidiaries. The Group controlled 7 banks and 8 financial services providers, which together numbered 359 units and employed a total of 5 588 individuals.

The Bank's overseas strategy aims to forge the Bank into a key regional force in the Balkans and southeast Europe and a dynamic player in the major international money and capital markets. It also endeavors to broaden and diversify its sources of income. The past year was a period in which this strategy was further implemented and deepened. Special emphasis was placed on renewal of staff in the network and the quality of senior management hirings that meet the specific needs and demands of the markets in which the particular units operate.

In the Balkans, the Bank's presence has long-term goals in line with the economic development of the region. However, the NBG Group's presence continues to be relatively small, given that the Group's assets in the region account for just 3% of the total. The services provided in the region are simple, and limited mainly to acceptance of deposits, though preparations are currently being made for the launch of retail banking services as soon as conditions allow. It is worth noting that with the introduction of the euro there was a substantial increase in foreign currency deposits – chiefly euro deposits – with the Bank's units in the region (principally with our subsidiaries United Bulgarian Bank and Stopanska Bank). The level of these deposits is indicative of the confidence that the subsidiaries – and by extension the parent Bank – enjoy among the public in these areas.

Percentage participation of overseas subsidiaries and branches in Group earnings


12.3%
4.4%
2000
2001

NBG's subsidiary United Bulgarian Bank is the second largest bank in Bulgaria in terms of assets, and is already the technological leader. For instance, at the end of 2001 it ran 40% of the Bulgarian banking system's ATMs and POS machines. The Bank has also been promoting the issuance of a bond denominated in the local currency, in which the newly established domestic insurance funds are indicating lively interest.

Stopanska Bank, NBG's subsidiary in FYROM, is the largest bank in the country. In 2001, its reorganization and restructuring was advanced further, together with the clean-up of its portfolio.

Following the deregulation of interest rates in the Cypriot market, National Bank of Greece (Cyprus) moved fast to take advantage of the new opportunities that have been created in retail banking, offering new products such as housing loans and mutual funds.

The strategy of the international network of the Bank (branches and representative offices) and its subsidiaries in the EU, North America, South Africa and Australia focused primarily on the rationalization of its network structure as well as on enriching the services offered. For this reason, a number of units – mainly representative offices – were closed down.

NBG's most important subsidiary, Atlantic Bank of New York, improved its position in the US market. In 2001, ABNY decided to acquire Yonkers Financial Corporation. ABNY broadened its range of operations, both by increasing the number of its units and by expanding alternative delivery channels for its products (via ATMs and e-banking), and offering new products and services.

The profits of the NBG Group's overseas network grew impressively in 2001, more than doubling from € 42.5 million in 2000 to € 86 million in 2001.

This year, National Bank of Greece aims to further enhance the efficiency of its international network by upgrading its infrastructure, introducing new products and further broadening its cross-selling potential, both among the Group's units abroad and between the overseas units and those based in Greece. One of the Bank's key goals is to establish the Group as an intermediary for regional "risk" in developed markets.

5.9 Other activities

In 2001, the NBG Group further rationalized its real estate management, disposing of various real estate assets that are not related to its core activities.

The Bank owns 2 028 properties, the bulk of which are buildings. These are monitored with the aid of the SAP/R3 system, which is continuously being improved and extended, as well as with a system that helps determine the objective value of such properties. Of the total, 343 (17%), at a value of € 235 million (71% of the total value), are in use by the Bank itself, while the remainder have been acquired by auction and are gradually being sold off, thus contributing to the funding of the Bank's main activities. Real estate appears in the balance sheet at acquisition price, which, after depreciation, is in the region of € 330 million, well below their market value. Furthermore, subsidiary Ethniki Kefalaiou S.A. (Asset & Liability Management Co.) manages 131 Bank properties worth € 50.9 million.

During the past year, the Bank sold 189 properties worth € 96.6 million, reaping gains of € 65.1 million, while Ethniki Kefalaiou sold 26 properties worth € 10.2 million, making a profit of € 1.1 million.

Particular mention should be made of the cooperation between Ektenepol, which specializes in real estate management, and National Real Estate, in managing and maximizing the potential of the substantial real estate portfolio of the latter. National Real Estate, which specializes in the provision of warehousing facilities, with a 40% market share (not including goods in transit), managed to attain a high level of warehouse capacity utilization in 2001, at 90.5%.

5.10 Technological infrastructure and capital expenditure

In 2001, the Bank's substantial technological infrastructure advanced in line with the targets set, which are comparable with those of the largest European banks.

Particular emphasis was placed on ensuring that all computer systems would switch to the euro environment smoothly. The Bank runs over 200 different computer systems and applications, all of which converted successfully and were up and running on E-day.

Similarly, the component of the IRIS deposit and loan management system that handles housing and consumer loans was put into operation, while the system is being further developed and adjusted to handle business loans and maximize the benefits deriving from the Bank's Customer Relationship Administration system. The Bank considers this a major project whose benefits lie in: the implementation of integrated procedures; flexible management of products offered through the system; the creation of automated operations to support its procedures and exercise of internal controls; and automated service of dues on loans, via linked deposit accounts.

In addition to the above, the Bank's branch and international network made substantial advances in upgrading their computer systems with the installation and extension of the Globus system. Globus has been installed in 12 branches in 7 different countries (Albania, Bulgaria, Egypt, France, the UK, Romania and Yugoslavia), and in 2002 it will be installed in a further 186 branches of 3 subsidiaries operating in Canada, the Former Yugoslav Republic of Macedonia, and Bulgaria. The servicing of all banking tasks by a single computer platform is the major benefit of this infrastructure project.

Capital expenditure

(€ millions)	**2001**	**2000**	**1999**
Computer hardware	23.4	18.1	30.7
Software	22.6	20.6	24.5
Reorganization	6.3	7.7	4.5
Telecommunications	4.0	2.3	7.3
Total	**56.3**	**48.7**	**67.0**

5.11 The Bank and the community

Again, in 2001, National Bank of Greece was pleased to support the arts, the sciences, research, sports, the conservation of the Greek cultural heritage, and actions related to environmental protection.

A variety of events related to the preservation and study of written sources for Greek history were organized. These included a series of seminars on Greek paleography held in various towns in Greece, as well as field trips arranged for the purpose of photographing manuscripts and historical archives in public, ecclesiastical and private collections in Greece and abroad.

The Bank provided further support for the 10-year conservation project on the Minoan wall paintings recovered from the excavations at Akrotiri on the island of Santorini. It assisted the

Greek community of Perth, Australia, in acquiring the photographic and report archive of journalist T. Economou. Assistance was also supplied to the celebrations organised by the Ministry of Culture on the occasion of the European Days of Cultural Heritage.

The Bank also supported a number of projects related to children's health and welfare. Various buildings and spaces owned by the Bank – for instance, the Melas Building in the centre of Athens, as well as a number of cultural centres around the country – were made available for free use by certain organisations that carry out social work, such as the Society for the Protection of Spastics, the Foundation for the Child and the Family, the Therapy Centre for Dependent Individuals, and the Society for the Protection of Children with Special Needs.

A number of regional libraries owned by educational and other institutions in Greece and abroad were supplied with publications produced by the Bank, its Cultural Foundation and Historical Archive.

The Bank has also been supporting a three-year programme run by the Centre for Educational Research whose objective is to reassess the teaching of the classical Greek language and culture in high schools. It has also supported a research project at the Democritus Research Centre into the development of a radio-diagnostic method for the detection of Alzheimer's Disease. Lastly, the Bank is supporting a research project at the London School of Economics and Political Science on "The Greek Economy in the Euro Zone".

Besides the above activities and events, the Bank supported a broad range of events in music, theatre and the visual arts via its sponsorship programme in 2001.

In the sphere of the environment, NBG stepped up its efforts in 2001 to reduce the environmental consequences of its activities. Its new buildings are designed to reduce energy consumption to a minimum and are constructed from environmentally friendly materials. Also, the new air-conditioning systems in our units are low energy-burning and clean. Similarly, the Bank supports and finances environmental protection and alternative energy-source programmes (Aeolian parks, hydroelectric plants) in certain islands where there is a shortage of energy resources.

Finally, in the conviction that the 2004 Olympic Games are not merely a sporting event, but have a far wider social and cultural significance, the Bank undertook to be the exclusive sponsor, through to 2005, of the Hellenic Weight-Lifting Federation so as to support athletes in the various member associations active around Greece. It is also providing sponsorship for track-event champions and Olympic medallists, as well as the Ensemble gymnastics team.

6. Risk management and Internal Control System

6.1 Risk management

National Bank of Greece attaches great importance to effective and up-to-date Risk Management to ensure stability and continuity in its business.

The Bank's activity in the Balkans and southeast Europe implies an increased level of risk, given that these countries are not members of the OECD and should, under the current regulatory framework, be approached differently.

Furthermore, NBG's expansion in retail banking, with continuing growth in its range of products, means that its loan portfolio is also growing both quantitatively and qualitatively, thus generating a need for increasingly sophisticated risk management.

The listing of NBG's stock on the New York Stock Exchange has created more exacting demands, in line with US GAAP, as regards the presentation of the Bank's results. In adopting these accounting principles the Bank's financial figures can be readily compared with those of other major corporations. At the same time, NBG is now seen to have taken its place in a truly global market whose benefits it will endeavour to maximise.

Lastly, the Bank closely follows international developments regarding the revision of the framework for Banking Supervision, and has contributed to the final proposals of the Basel Committee via its membership of the Hellenic Bank Association and the Institute of International Finance.

In line with international practice, the Bank manages market, credit and operational risk as described below.

Market Risk

NBG has implemented the latest methods for measuring and monitoring interest rate and other market risks in its trading portfolio.

The market risk of the Bank's trading portfolio is monitored on a day-to-day basis using the "Value at Risk" (VaR) method. Market risk is the risk arising from uncertainty regarding change in various market parameters (such as interest rates, stock prices, exchange rates etc.) and their correlations.

TRADING PORTFOLIO VaR
(confidence level 99%, holding period 1 day)



25
20
15
10
5
0
(€ millions)
2/1/01
2/2/01
2/3/01
2/4/01
2/5/01
2/6/01
2/7/01
2/8/01
2/9/01
2/10/01
2/11/01
2/12/01
Interest Rate VaR
Equity VaR

The Bank consistently seeks to hedge interest rate risk in its fixed-rate Government bond portfolio principally by means of derivative instruments. Thus, despite the significant price volatility of Greek bonds last year, potential losses arising from interest rate risk in the trading portfolio did not exceed € 21 million in 2001.

In 2001, the Bank's trading portfolio was expanded through placements in international corporate bonds. The Bank invested in high credit rating issues from international rating agencies such as Moody's, Standard & Poor's. At the end of 2001, NBG's corporate bond portfolio had an average credit rating of A, equivalent to that of the Greek State.

Breakdown of corporate bond portofolio by credit rating (S&P)


BB
2%
BBB
11%
AAA
19%
A
41%
AA
27%

Breakdown of corporate bond portfolio by sector of activity


Automobile
4%
MBS-CDOs
17%
Financial Inst.
32%
Telecoms
21%
Chemicals
2%
Food - Tobacco
1%
Energy
9%
Trade
14%

Credit risk

NBG's management of credit risk, i.e. the risk which may arise from the counterparty's potential inability to meet its contractual obligations, focused on the following in 2001:

- The systematic monitoring, quantitatively and qualitatively, of the Bank's corporate loan portfolio on the basis of NBG's Credit Rating System per category of credit risk: NBG's system estimates credit risk by linking corporate borrower creditworthiness to the corresponding collateral and a number of other credit risk factors to obtain credit risk weightings. This method enables the Bank to measure contingent loss from its corporate loan portfolio, to identify and analyse the causes of any significant shifts in risk per category, and to draw results and conclusions that can then be applied to its credit policy.
- The improvement in Internal Credit Rating Systems with a view to enhancing the Bank's investment decision-making and developing efficient loan pricing and capital allocation methods on the basis of information on borrower creditworthiness: Accordingly, in collaboration with Moody's, the Bank is setting up a new Internal Credit Rating System, known as Moody's Risk Advisor (MRA). The new system allows the Bank to estimate a series of credit risk parameters (probability of default, loss given default, and exposure at default), thus enabling it to estimate expected loss as well as its regulatory capital requirements.

Country Risk

The close monitoring of risk undertaken outside the Greek borders is a necessary prerequisite for the Bank's strong presence in the Balkans. Country risk is a form of credit risk associated with the counterparty's inability to meet its contractual obligations due either to government policy measures or to special circumstances as may prevail in each country (such as currency devaluation or political instability). Accordingly, the NBG Group closely monitors its levels of exposure to country risk arising, for example, from NBG's capital to contribution branches, the Bank's participation in the share capital of local subsidiaries, loans and interbank placements, commercial transactions with counterparties (companies, banks) domiciled in these countries, and positions in securities issued in them.

The country risk undertaken by the NBG Group in emerging markets was limited and represented a mere 4.7% of the total assets of the Group as at 31 December 2001.

Operational risk

Operational risk, i.e. the risk that may arise from inadequate or inefficient internal procedures, human error, system malfunction or other exogenous factors, is expected to present a major challenge to the banking sector in the years ahead. According to the Basel Committee's on banking supervision new proposals, the Bank shall be required to hold regulatory capital for operational risk as well. Furthermore, the new regulatory framework proposes qualitative measures to effectively manage, and quantitative methods to identify and estimate operational risk.

The Bank has followed these developments closely and is preparing to adopt and implement a specific method for calculating capital requirements. To that effect, a database is being created for monitoring losses that may arise as a result of operational risk, and an overall framework for the management of operational risk in the Bank and the Group is being designed.

Regulatory compliance

In 2001, the Bank continued to focus on aligning the operations of the NBG Group with the provisions of the current institutional framework and internationally accepted Codes of Principle and Rules of Conduct.

Particular emphasis was placed on the implementation of effective guidelines and procedures for combating money laundering. A Money Laundering Manual for all the officers and staff of the NBG Group was issued as part of the Bank's overall effort to raise awareness regarding money laundering-related issues.

On the domestic front, the Bank sought to ensure that its operations and practices were in line with the statutory provisions on personal data protection and banking secrecy.

A framework of cooperation was set up to coordinate the steps taken for the Group's foreign branches and subsidiaries' compliance with the regulatory requirements of their host countries.

Lastly, the current framework of compliance governing the operation of the financial sector companies of the NBG Group was thoroughly presented and analysed in a conference organised by the Bank in November 2001.

Capital adequacy

At the end of 2001, the Group's capital adequacy ratios indicated that it maintains a strong capital base, capable of supporting its future growth. The Total and Tier I Capital Ratio of the Bank Stood at 11.3% and 9.9% respectively, as compared with the floor of 8% and 4% set by the Bank of Greece.

CAPITAL ADEQUACY

(€ millions)	NBG		Group	
	2001	**2000**	**2001** [1]	**2000**
A. Risk-weighted assets				
Trading portfolio				
Market risks	1 790.1	2 798.1	2 604.1	3 530.0
Credit risks	1 371.9	761.5	1 662.6	976.5
Total trading portfolio	**3 162.0**	**3 559.6**	**4 266.7**	**4 506.5**
Total investment portfolio (Credit risk)	17 778.2	14 875.6	19 796.9	17 349.4
Total risk-weighted assets	**20 940.2**	**18 435.2**	**24 063.6**	**21 855.9**
B. Regulatory capital				
Tier I capital	2 077.8	2 055.8	2 170.4	2 428.7
Total capital	2 362.5	2 319.4	2 444.9	2 685.6
C. Capital adequacy ratios				
Tier I capital ratio	9.9%	11.2%	9.0%	11.1%
Total capital ratio	11.3%	12.6%	10.2%	12.3%

[1] *Provisional figures*

The reduction in the Bank's Total Capital Ratio (from 12.6% to 11.3%) reflects the increase in credit risk weighted assets (Investment Portfolio), resulting from the expansion in its retail banking activities and interbank placements.

On the other hand, credit and market risk weighted assets in the trading portfolio declined by 11.2%, principally on account of the introduction of the single European currency, which served to eliminate FX risk associated with the national currencies of the eurozone, at the same time demonstrating the effectiveness of the Bank's policy in hedging interest rate risk in its trading portfolio.

NBG & NBG GROUP CAPITAL ADEQUACY RATIOS


(%)
16
14
12
10
8
6
4
11.7
10.4
15.1
14.5
12.6
12.3
11.3
10.2
10.3
13.8
11.2
9.9
1998
1999
2000
2001
NBG TIER I AND TOTAL CAPITAL RATIO
NBG GROUP TIER I AND TOTAL CAPITAL RATIO

Furthermore, despite the 12.2% reduction in NBG's net asset value relative to 2000, as a result of the cancellation of the own shares, its regulatory capital increased by 1.9%. This marginal increase is due to the fact that, pursuant to regulatory requirements, the value of own shares was largely subtracted from the Bank's regulatory capital in 2000. Accordingly, the above mentioned cancellation had no significant impact on the Bank's regulatory capital in 2001.

In 2001, the Total Capital Ratio of the Group stood at 10.2%, while Tier I Capital Ratio reached 9%. This reflects principally the 14.1% increase in the credit risk weighted assets (Investment Portfolio) stemming from the expansion of the Group's operations. By contrast, the trading portfolio risk weighted assets showed a reduction of 5.3% relative to the previous year, due to the more effective management of interest rate risk and the elimination of FX risk.

6.2 Asset and Liability management

Since October 2000 the Bank has had a state-of-the-art informations system at its disposal for asset and liability management (by Sendero). At regular intervals, reports are prepared for the Asset and Liability Committee (ALCO) by means of which the Bank is able to assess alternative scenarios regarding the impact of changes in the economic environment on interest income and strategy. The Bank is also able to conduct analysis of the sensitivity of its income and expenses to sudden changes in interest rates and other variables (FX rates, interest margins etc).


Duration on a repricing basis
(in years)
Bond portfolio
2.67
Domestic loans
0.35
Repos
0.05
Time deposits
0.24
0.00
0.50
1.00
1.50
2.00
2.50
3.00

In 2001, preparations for the inclusion of the Bank's branches abroad into the system moved ahead, and it is projected that the entire process will be completed before the end of 2002.

At the same time, the Asset & Liability management system provides additional information, such as estimates of duration of loan portfolios and market valuation which are vital tools for calculating the interest rate risk contained in the Bank's balance sheet.

The Bank is also expanding and developing its internal funds transfer pricing system. This is being done as part of its programme to upgrade Financial Reporting to Management and aims to identify the sources of net interest income. This constitutes a basic step in the process of determining the profitability of the Bank per product, per unit and per customer, and adjusting policy accordingly.

6.3 Internal Control System

A key concern of the Bank is to further enhance and upgrade its internal control system. NBG's system of internal controls, modelled on internationally accepted banking stardards, is a range of control mechanisms and procedures covering the entire spectrum of the Bank's operations so as to ensure the efficient and secure flow of its business. The internal control system is based on the following principles:

- A proper business structure tailored to the nature, the scope and the complexity of the Bank's operations and supported by rules. These rules, in the form of regulatory texts, govern the Bank's organisation and officers and define the mission, the duties and the authority limits at each level of authority, both individual and collective.
- The implementation of built-in control mechanisms, both proactive and retroactive, across the entire spectrum of the Bank's operations, transactions and procedures. Accordingly, each task is regulated by specific rules and supported by detailed guidelines and instructions, and each procedure is designed on the basis of the 'four eyes principle' (i.e. requires two individuals to be jointly involved, directly or indirectly) and accompanied by the issue of control sheets and the use of test keys and codes. These control mechanisms operate as "safety nets", which enable the prevention or early detection of any errors, irregularities, omissions, misuse or abuse.
- The continuous monitoring and evaluation of the performance of the internal control mechanisms by the Bank's Internal Audit and Risk Management Divisions. The two Divisions, which have distinct and complementary roles, exchange information and work in close cooperation with each other.

Specifically:

- The Risk Management Division is entrusted with the task of monitoring, assessing, and developing strategies designed to mitigate all kinds of risk associated with the diverse operations of the Bank and its Group.
- The Bank's Internal Audit Division carries out regular and extraordinary audits and investigations, by which it evaluates the adequacy and effectiveness of the control mechanisms and procedures implemented by the Bank. It seeks to identify weaknesses that may exist in the control systems and recommends steps for rectifying them. It also evaluates the efficiency of the various Units and the quality of their loan portfolios.

The adequacy and efficiency of the Bank's internal control system is also monitored and controlled by the Bank's Audit Committee. The Audit Committee, which is responsible for the reliability of the Bank's financial statements, provides a channel of communication between the Board of Directors, the management, the internal auditors and the external auditors of the Bank.

Given the above, the Bank has managed to develop the proper internal control environment and business culture that enable it to maintain a smooth business flow in line with the regulatory framework that governs its operations.

7. Financial Statements of National Bank of Greece

7.1 NBG financial analysis


Return on average equity (after tax)
17.5%
27.7%
27.4%
19.4%
1998
1999
2000
2001


Return on average assets (before tax)
1.19%
1.62%
2.15%
1.42%
1998
1999
2000
2001


Cost/Income
57.9%
49.4%
47.1%
56.6%
1998
1999
2000
2001


Net interest margin
2.27%
2.05%
1.95%
2.19%
1998
1999
2000
2001

The net interest margin in 1998, 1999 and 2000 has been adjusted without gains on bond trading to facilitate comparison.

Review

- The Bank's operating profit improved markedly in 2001. Despite the 26% decline in pre-tax profits, from € 874.6 million in 2000 to € 647.5 million in 2001, the operating results of the Bank, excluding equity trading, rose substantially by 24.5%.
- Return on average equity, although lower than in 2000 (2001: 19.4%, 2000: 27.4%), remains high compared with other European banks.
- The decline in gains on equity trading impacted negatively on return on average assets, which fell from 2.15% in 2000 to 1.42% in 2001.For the same reasons, the cost/income ratio rose to 56.6%, as compared with the Bank's historical low of 47.1% in 2000. If profit on financial operations is excluded from the calculation, the index shows an improvement, as it moved down to 73.1% from 78.3% in 2000.
- Net interest margin rose to its highest level of the past three years, reaching 2.19%, up 24 basis points. It is noted that in the financial statements for 2001, gains on bond trading are not included in interest income.
- In 2001, the Bank's assets grew by 10.2%, to almost € 48 billion. This growth reflects in large part the increase in the loan and corporate bond portfolio, and was funded by the 10.2% growth in deposits and repos.
- The Bank's equity declined by 12.2% owing to the two successive reductions in the Bank's share capital.

Results of operations

Total operating income in 2001 stood at € 1 558.2 million compared with € 1 756.1 million in 2000, down 11.3%. This reduction reflects largely the decline in income on financial transactions, which fell by € 348.6 million, and, in particular, gains on equity trading (2001: € 45.3 million, 2000: € 399.8 million). If the latter are excluded from the calculation, operating income shows an increase of 11.5%, due largely to growth in interest income by € 172.2 million.


Breakdown of Income 2001
Net profit on financial operations 22.6%
Other operating income 1.0%
Net interest income 57.6%
Net commissions 14.4%
Income from securities 4.4%

On the other hand, commissions income presented only a marginal reduction of 4% (2001: € 271.7 million, 2000: € 283.0 million). The reduction stemmed principally from the negative stock market climate, which led to a substantial drop in capital market fees and commissions, and commissions deriving from mutual fund management. This negative development was offset, however, by the substantial growth in commissions deriving from retail banking and business lending operations.

Growth in staff costs was restrained, at 5.2%, while general administrative expenses grew by 6.4%, despite the cost of introducing the euro, bringing operating expenses in 2001 to € 790.4 million compared with € 749.4 million in 2000 (up 5.5%).

Balance Sheet

The Balance Sheet at 31 December 2001 reflects the strategic choices of the Bank: high liquidity, increased lending, a stable deposit base and capital adequacy. Loans grew by 9.5%, reaching € 16 219 million compared with € 14 818 million in 2000, with the focus shifting increasingly to household lending. For example, the consumer credit balance grew 41.9% (2001: € 1 777 million, 2000: € 1 252 million), with the corresponding housing credit balance increasing by € 914 million (2001: € 4 614 million, 2000: € 3 700 million). On the other hand, lending to business was broadly unchanged. At the same time, investments in corporate bonds more than doubled in 2001 (€ 1 908 million compared with € 748 million in 2000). There was also a substantial improvement in the quality of the loan portfolio, evidenced by the reduction in loans in arrears (after provisions) as a percentage of the total portfolio (impaired loans: 2.2% in 2001). Finally, the government bond portfolio remained broadly unchanged at € 12 941 million compared with € 12 611 million in 2000.

Amounts owed to customers grew markedly in 2001, totaling € 40 534 million, up 10.2%. This reflects primarily the growth in repos, a general feature of the banking sector in the previous year. Sight deposits grew substantially, up 49.8%, as well as savings, up 12.9%, testimony to the confidence of the saving public in the Bank. Finally, the 12.2% decline in the Bank's equity reflected the two share cancellations (a total of 12.9 million shares) carried out by the Bank last year. Despite this move, the Bank's capital ratio remained high in 2001, at 11.3% (2000: 12.6%).

7.2 Financial Statements

Balance Sheet

€ millions	Notes	2001	2000	±%
ASSETS				
Cash in hand, balances with Central Bank	2.	2 101.0	6 899.8	-69.5%
Treasury bills and other bills		129.5	20.5	+531.7%
Loans and advances to credit institutions	3.	7 662.2	4 549.8	+68.4%
Reverse repos		1 990.7	259.7	+666.5%
Loans and advances to customers	4.	16 388.2	14 966.8	+9.5%
Less: Provisions for doubtful debts	5.	(783.9)	(759.3)	+3.2%
Debt securities and other fixed-income securities	6.	15 099.1	13 485.0	+12.0%
Shares and other variable yield securities	7.	552.0	401.0	+37.7%
Participating interests	7.	296.3	290.7	+1.9%
Shares in affiliated undertakings	7.	1 668.6	1 575.5	+5.9%
Intangible assets	8.	100.2	92.0	+8.9%
Fixed assets	9.	353.1	328.5	+7.5%
Own shares and bonds	10.	1.4	511.2	-99.7%
Other assets	11.	1 975.9	564.6	+250.0%
Prepayments and accrued income	12.	312.2	213.9	+46.0%
Total		**47 846.5**	**43 399.7**	**+10.2%**
LIABILITIES				
Amounts owed to credit institutions	13.	3 126.6	1 966.1	+59.0%
Amounts owed to customers	14.	40 534.0	36 781.0	+10.2%
Debts evidenced by certificates	15.	53.3	75.4	-29.3%
Other liabilities	16.	1 396.5	1 577.2	-11.5%
Accruals and deferred income	17.	225.0	180.3	+24.8%
Provisions for liabilities and charges	18.	15.2	18.1	-16.0%
Provisions for general banking risks	18.	6.9	6.5	+6.2%
Subordinated liabilities	19.	223.3	213.5	+4.6%
Equity	20.	2 265.7	2 581.6	-12.2%
Total		**47 846.5**	**43 399.7**	**+10.2%**

NBG Equity

€ millions	2001	2000	±%
Paid-up capital	1 026.3	998.0	+2.8%
Share premium account	36.0	482.3	-92.5%
Reserves:			
a. Statutory reserve	142.3	119.3	+19.3%
b. Extraordinary reserves	62.5	117.2	-46.7%
c. Tax – exempt reserve	724.1	622.0	+16.4%
d. Own – share reserve	1.4	-	-
Fixed assets revaluation reserve	86.4	114.6	-24.6%
Fixed assets investment subsidy	0.2	0.6	-66.7%
Retained earnings	186.5	67.6	+175.9%
Mandatorily convertible bond (L. 2441/96)	-	60.0	-100.0%
Total	**2 265.7**	**2 581.6**	**-12.2%**

NBG off-balance sheet items

€ millions	2001	2000	±%
Contingent liabilities from guarantees and assets pledged as collateral	17 394.9	12 043.1	+44.4%
Commitments arising from sale and repurchase agreements	0.2	0.6	-66.7%
Other off-balance sheet items:			
Items in custody and safe keeping	4 470.7	2 613.0	+71.1%
Commitments from bilateral contracts	20 861.7	24 473.1	-14.8%
Credit memo accounts	10 432.2	13 612.9	-23.4%
Total	**53 159.7**	**52 742.7**	**+0.8%**

NBG Profit and Loss Account

€ millions	*Notes*	2001	2000	±%
Interest receivable and similar income	*21.*	2 962.3	3 931.2	-24.6%
Interest payable and similar charges	*22.*	(2 065.2)	(3 206.2)	-35.6%
Net interest income		**897.1**	**725.0**	**+23.7%**
Income from securities	*23.*	68.5	70.6	-3.0%
Commissions receivable	*24.*	271.8	283.0	-4.0%
Commissions payable	*25.*	(47.3)	(37.3)	+26.8%
Net profit on financial operations	*26.*	352.4	700.9	-49.7%
Other operating income	*27.*	15.7	13.9	+12.9%
Total operating income		**1 558.2**	**1 756.1**	**-11.3%**
Staff costs	*28.*	(597.6)	(568.2)	+5.2%
Other administrative expenses	*29.*	(192.8)	(181.2)	+6.4%
Profit on ordinary activities before provisions		**767.8**	**1 006.7**	**-23.7%**
Fixed assets depreciation	*30.*	(79.6)	(67.3)	+18.3%
Other operating charges		(11.6)	(9.9)	+17.2%
Provisions for doubtful debts		(117.4)	(111.5)	+5.3%
Profit on ordinary activities before tax		**559.2**	**818.0**	**-31.7%**
Extraordinary income	*31.*	30.3	52.2	-42.0%
Extraordinary charges	*32.*	(13.6)	(14.2)	-4.2%
Extraordinary profit	*33.*	71.6	18.6	+285.5%
Profit before tax		**647.5**	**874.6**	**-26.0%**

Appropriation Account

€ millions	**2001**	**2000**
Profit before tax	647.5	874.6
Prior years' retained earnings brought forward	67.5	0.3
Less: Prior years' tax liabilities	-	(5.6)
Distributable reserves	59.3	-
	774.3	**869.3**
Less:		
1. Income tax	(174.4)	(217.2)
2. Other taxes not included in operating expenses	(3.0)	(2.3)
Distributable profit	**596.9**	**649.8**
Appropriation of profit:		
1. Statutory reserve	23.0	32.5
2. Dividend	250.9	247.7
3. Reserve for own shares	1.4	-
6. Tax- exempt reserves	45.3	235.7
6b.Special tax reserves	72.7	57.5
7. Board of Directors' fees	0.1	0.1
7α.Staff bonus	17.0	8.8
8. Retained earnings carried forward	186.5	67.5
	596.9	**649.8**

Notes to the Financial Statements

Note 1 *Accounting policies*

The Bank's accounting policies are in accordance with the provisions of PD 384/31.12.92 relating to the Greek Chart of Accounts and the Generally Accepted Accounting Principles in Greece in conformity with practices and rules prescribed by regulatory authorities.

(a) Provision for loan losses and non performing loans

Specific provision is made for loans whose recoverability is considered doubtful. Management's evaluation for the provision required is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of the underlying collateral and current economic conditions. Interest ceases to accrue for accounts for which there has been no payment of interest or repayment of capital for a period of twelve months after the due date and collection is considered doubtful.

(b) Investment valuation

Investments in securities are stated at cost or market; whichever is lower on an aggregate portfolio basis.

(c) Fixed assets valuation

Premises, equipment and other fixed assets are carried at cost less accumulated depreciation, except for land and buildings, which are stated at revalued prices less accumulated depreciation. Depreciation is calculated according to the straight-line method on the basis of the estimated useful life of the related assets, with the exception of land. Land and buildings are revalued in accordance with the relevant legislation. The revaluation is recorded directly to a special reserve.

(d) Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated in accordance with prevailing exchange rate at year end and the resultant exchange differences is carried to the profit and loss account.

(e) Assets acquired through auctions

Assets acquired through auctions are classified as "foreclosed assets" in other assets and are stated at cost, less accumulated depreciation.

(f) Income tax

The provision for income tax is computed on the basis of the applicable tax laws.

(g) Affiliated companies

Affiliated companies represent consolidated and unconsolidated subsidiaries.

(h) Financial instruments

Transactions undertaken for trading purposes, whether on behalf of customers or for the Bank's account are valued at market. Gains and losses are included under "net profit on financial operations". Transactions entered into for hedging purposes are valued on the same basis as the underlying assets and liabilities that are being hedged.

Note 2 *Cash in hand, balances with Central Bank*

€ millions	2001	2000	±%
Cash in hand	473.0	419.8	+12.7%
Balances with Central Bank	1 301.1	6 368.2	-79.6%
Other	326.9	111.8	+192.4%
Total	**2 101.0**	**6 899.8**	**-69.5%**

Note 3 *Loans and advances to credit institutions*

€ millions	2001	2000	±%
Current account	7.0	7.8	-11.1%
Loans to credit institutions	335.8	296.8	+13.1%
Time deposits with domestic credit institutions	696.6	696.2	+0.1%
Time deposits with foreign credit institutions	5 496.1	2 224.3	+147.1%
Overseas correspondents & other receivables	1 126.7	1 324.7	-14.9%
Total	**7 662.2**	**4 549.8**	**+68.4%**

Note 4 *Loans and advances to customers*

€ millions	2001	2000	±%
Consumer credit	1 776.7	1 252.3	+41.9%
Residential mortgage credit	4 613.6	3 700.3	+24.7%
Commercial loans - private sector	6 215.6	6 313.2	-1.5%
Loans to the public sector, the Government & municipal enterprises	1 159.6	1 023.7	+13.3%
Total domestic loans	**13 765.5**	**12 289.5**	**+12.0%**
Private sector loans	1 433.9	1 370.7	+4.6%
Loans to the public sector, the foreign Government & municipal enterprises	1 019.6	1 158.0	-12.0%
Total loans before provisions	**16 219.0**	**14 818.2**	**+9.5%**
Advances to customers other than loans	169.2	148.6	+13.9%
Total advances and loans to customers	**16 388.2**	**14 966.8**	**+9.5%**
Provisions	(783.9)	(759.3)	+3.2%
Total	**15 604.3**	**14 207.5**	**+9.8%**

Non performing loans in 2001 amounted to € 1 137 millions compared to € 1 171 millions in 2000. The loans portfolio comprised:

€ millions	2001	2000	±%
Loans			
Performing	15 081.5	13 646.7	+10.5%
Non performing	1 137.5	1 171.5	-2.9%
	16 219.0	**14 818.2**	**+9.5%**
Corporate bonds	1 908.0	747.4	+155.3%
Total loans and corporate bonds	**18 127.0**	**15 565.6**	**+16.5%**
Provisions	783.9	759.3	+3.2%
NPLs/ Gross Loans (%)	7.0%	7.9%	-90 bps
net NPLs/ Gross Loans (%)	2.2%	2.8%	-60 bps
Provision coverage (%)	68.9%	64.8%	+410 bps

Note 5 *Provisions for doubtful debts*

€ millions	Balance 31.12.2000	FX revaluation	Write-offs 2001	Provisions 2001	Balance 31.12.2001
Provisions L. 396/68	430.2		(17.4)	111.4	524.2
Provisions L. 1974/91	234.9		(72.4)		162.5
Total domestic	**665.1**		**(89.8)**	**111.4**	**686.7**
Provisions on foreign branches	94.2	1.7	(3.6)	4.9	97.2
Total	**759.3**	**1.7**	**(93.4)**	**116.3**	**783.9**

Note 6 *Debt securities and other fixed-income securities*

€ millions	2001	2000	±%
Government bonds:			
Greek Government	12 771.9	12 330.0	+3.6%
Other sovereigns	169.3	281.4	-39.8%
	12 941.2	**12 611.4**	**+2.6%**
Corporate & bank bonds:			
Greek corporations	331.5	326.8	+1.4%
Foreign corporations	1 206.4	289.6	+316.6%
Greek banks	80.6	50.5	+59.6%
Foreign banks	289.5	80.5	+259.6%
	1 908.0	**747.4**	**+155.3%**
Supranationals	249.9	126.2	+98.0%
Total	**15 099.1**	**13 485.0**	**+12.0%**

Note 7 *Shares and Participations*

€ millions	2001	2000	±%
Mutual funds	343.0	195.2	+75.7%
Shares	209.0	205.8	+1.6%
Participations interests	296.3	290.7	+1.9%
Participations in affiliated undertakings	1 668.6	1 575.5	+5.9%
Total	**2 516.9**	**2 267.2**	**+11.0%**

Note 8 *Intangible assets*

€ millions	2001	2000	±%
Establishment cost	3.8	3.6	+5.6%
Software and reorganization expenses	124.4	91.0	+36.7%
Mortgage Bank merger good will	38.6	38.7	-0.3%
VAT on capital expenditures	35.5	23.3	+52.4%
Other intangible assets	6.5	5.7	+14.0%
Intangible assets before amortization	**208.8**	**162.3**	**+28.7%**
Amortization	(108.6)	(70.3)	+54.5%
Total	**100.2**	**92.0**	**+8.9%**

Note 9 *Tangible assets*

€ millions	Land	Buildings	Furniture computers and other equipment	Other	Total
Cost as at 31.12.00	171.7	243.6	213.9	9.5	**638.7**
Improvements & Additions 2001	3.2	18.0	41.0	0.7	**62.9**
Disposal 2001	(3.3)	(0.6)	(6.7)	(0.2)	**(10.8)**
Transfers 2001	(1.8)	0.8	(1.6)	(0.4)	**(3.0)**
Total 31.12.01	**169.8**	**261.8**	**246.6**	**9.6**	**687.8**
Accumulated depreciation 31.12.00		179.1	136.0	5.7	**320.8**
Depreciation 2001		11.4	32.3	0.9	**44.6**
Disposal 2001		(0.3)	(3.5)	(0.1)	**(3.9)**
Transfers 2001		(1.0)	(2.1)	(0.4)	**(3.5)**
Accumulated depreciation 31.12.01		**189.2**	**162.7**	**6.1**	**358.0**
Net book value 31.12.01	**169.8**	**72.6**	**83.9**	**3.5**	**329.8**

Note 10 *Own shares and bonds*

Own shares are part of Treasury stock and are used for futures hedging in the FTSE ASE-20 stock exchange index.

Note 11 *Other assets*

€ millions	2001	2000	±%
Fixed assets acquired through auctions	101.4	128.2	-20.9%
Tax prepayments and other recoverable taxes	179.7	176.4	+1.9%
Suspense accounts and other assets	1 694.8	260.0	+551.8%
Total	**1 975.9**	**564.6**	**+250.0%**

Note 12 *Prepayments and accrued income*

€ millions	2001	2000	±%
Prepayments	182.8	148.4	+23.2%
Accrued income	129.4	65.5	+97.6%
Total	**312.2**	**213.9**	**+46.0%**

Note 13 *Amounts owed to credit institutions*

€ millions	2001	2000	±%
Deposits by credit institutions:			
Current accounts	143.1	231.2	-38.1%
Time deposits	2 915.1	1 657.4	+75.9%
	3 058.2	**1 888.6**	**+61.9%**
Amounts owed to the Central Bank	68.4	77.5	-11.7%
Total	**3 126.6**	**1 966.1**	**+59.0%**

Note 14 *Amounts owed to customers*

€ millions	**2001**	**2000**	**±%**
Current accounts	3 698.6	2 469.5	+49.8%
Savings accounts	20 942.7	18 555.8	+12.9%
Time deposits	9 386.7	11 812.5	-20.5%
Other deposits	273.0	255.0	+7.1%
Total deposits	**34 301.0**	**33 092.8**	**+3.7%**
Repos	5 873.4	3 361.1	+74.7%
Other amounts due to customers	359.6	327.1	+9.9%
Total	**40 534.0**	**36 781.0**	**+10.2%**

Note 15 *Debts evidenced by certificates*

The account includes Bank bonds, worth € 51.6 million, issued by the former National Mortgage Bank.

Note 16 *Other liabilities*

€ millions	**2001**	**2000**	**±%**
Tax & duties payable	234.3	315.2	-25.7%
Amounts owed to pension funds	6.2	4.5	+37.8%
Amounts arising from collections on behalf of third parties	438.1	283.0	+54.8%
Dividends payable	260.8	255.7	+2.0%
Other liabilities	457.1	718.8	-36.4%
Total	**1 396.5**	**1 577.2**	**-11.5%**

Note 17 *Accrued and deferred income*

€ millions	**2001**	**2000**	**±%**
Accruals	144.6	79.4	+82.1%
Deferred expenses	80.4	100.9	-20.3%
Total	**225.0**	**180.3**	**+24.8%**

Note 18 *Provisions for liabilities, charges and general banking risks*

€ millions	**2001**	**2000**	**±%**
Provisions for employee pensions and similar obligations	1.5	0.6	+150.0%
Provisions for taxes other than income tax	3.9	8.0	-51.3%
Other provisions	9.8	9.5	+3.2%
Total provisions	**15.2**	**18.1**	**-16.0%**
Provisions for general banking risks	6.9	6.5	+6.2%
Total	**22.1**	**24.6**	**-10.2%**

Note 19 *Subordinated liabilities*

NBG Finance Plc, a subsidiary of NBG, in accordance with the agreement signed on 24 June 1997, provided to NBG a subordinated debt totaling USD 198 352 thousands. The loan matures in June 2007 and is callable after five years from issuance. Balance outstanding was equivalent to € 223 344 thousands.

***Note 20** Equity*

Changes in equity are analyzed as follows (€ millions):

€ millions	Paid up capital	Share premium account	Stat. reserve	Extr. reserve	Tax-exempt reserve	Own share reserve	Fixed assets reserve	Fixed assets invest. subsidy	Retain. Earnin.	Mandat. conv. bond	**Total**
Balance 31.12.00	998.0	482.3	119.3	117.2	622.0		114.6	0.6	67.6	60.0	**2 581.6**
Capitalisation for euro rounding (NBG)	55.8	(24.6)					(31.2)				
Convertible bond (NBG)	29.1	30.9								(60.0)	
Cancellation of bonds (NBG)	(29.1)	(222.8)									**(251.9)**
Cancellation of own shares (NBG)	(27.5)	(229.9)									**(257.4)**
Distribution of profits 2001 (NBG)			23.0		118.1	1.4			186.5		**329.0**
Free shares (NBG)							3.0				**3.0**
Prior years' distributable reserves (NBG)				(54.6)	(4.7)				(67.6)		**(126.9)**
Other					(11.4)			(0.3)			**(11.7)**
Balance at 31.12.01	1 026.3	35.9	142.3	62.6	724.0	1.4	86.4	0.3	186.5		**2 265.7**

***Note 21** Interest receivable and similar income*

€ millions	**2001**	**2000**	±%
Interest income from loans	1 029.8	1 152.4	-10.6%
Interest income from interbank placements	1 219.2	1 594.8	-23.6%
Interest income from bonds	705.3	1 137.4	-38.0%
Other interest income	8.0	46.6	-82.8%
Total	**2962.3**	**3931.2**	**-24.6%**

***Note 22** Interest payable and similar charges*

€ millions	**2001**	**2000**	±%
Interest expenses on customer deposits	936.3	1 533.6	-38.9%
Interest expenses on interbank deposits	896.0	1 359.7	-34.1%
Interest expenses on Repos	171.1	233.5	-26.7%
Loan and deposit contributions	54.0	58.4	-7.5%
Other interest payments	7.8	21.0	-62.6%
Total	**2 065.2**	**3 206.2**	**-35.6%**

Note 23 *Income from securities*

€ millions	**2001**	**2000**	**±%**
Dividend income from shares	2.9	9.1	-68.1%
Dividend income from participating interests	5.6	3.6	+55.6%
Dividend income from affiliated undertakings	51.6	47.4	+8.9%
Income from Global Treasury Trading Portfolio	8.4	10.5	-20.0%
Total	**68.5**	**70.6**	**-3.0%**

Note 24 *Commissions receivable*

€ millions	**2001**	**2000**	**±%**
Retail banking [(1)]	94.8	64.5	+47.0%
Business credit [(2)]	47.7	45.1	+5.8%
Mutual fund management	20.0	29.7	-32.7%
Other [(3)]	74.8	77.2	-3.1%
	237.3	**216.5**	**+9.6%**
Investment banking [(4)]	34.5	66.5	-48.1%
Total	**271.8**	**283.0**	**-4.0%**

[(1)] *Commissions on mortgages and consumer loans, credit cards and retail deposits.*

[(2)] *Commissions on granting of business loans, letters of guarantee, import-export, and corporate deposits.*

[(3)] *Commissions on fund transfers, FX transactions and other intermediation charges.*

[(4)] *Commissions on investment operations, custodian services, and brokerage.*

Note 25 *Commission payable*

€ millions	**2001**	**2000**	**±%**
Consumer factoring	10.5	10.5	-
Credit cards	29.4	22.5	+30.7%
Brokerage	3.0	0.7	+328.6%
Other	4.4	3.6	+22.2%
Total	**47.3**	**37.3**	**+26.8%**

Note 26 *Net profit on financial operations*

€ millions	**2001**	**2000**	**±%**
Bond trading	283.3	271.4	+4.4%
Foreign exchange trading	25.4	79.1	-67.9%
Derivatives hedging	(1.6)	(49.4)	-96.8%
	307.1	**301.1**	**+2.0%**
Equity trading	45.3	399.8	-88.7%
Total	**352.4**	**700.9**	**-49.7%**

Note 27 *Other operating income*

€ millions	**2001**	**2000**	±%
Income from other activites [1]	6.6	5.5	+20.0%
Rentals	5.8	5.2	+11.5%
Third parties services	1.9	1.8	+5.6%
Rentals on safe deposit boxes	1.4	1.4	-
Total	**15.7**	**13.9**	**+12.9%**

[1] *Mainly Wages of detached personnel*

Note 28 *Staff costs*

€ millions	**2001**	**2000**	**±%**
Salaries and wages	392.2	371.6	+5.5%
Social Security Contributions	146.3	140.4	+4.2%
Supplementary Security Contributions	31.6	29.3	+7.8%
Other staff costs	27.5	26.9	+2.2%
Total	**597.6**	**568.2**	**+5.2%**

Note 29 *Other administrative expenses*

€ millions	**2001**	**2000**	±%
Taxes & Duties	30.7	37.6	-18.4%
Telecommunication	26.5	24.7	+7.3%
Rentals	20.6	19.3	+6.7%
Professional services	34.1	28.7	+18.8%
Credit card and consumer loan servicing	14.7	12.4	+18.5%
Repairs and maintenance expenses	13.3	11.7	+13.7%
Promotion and advertisement expenses	16.2	12.2	+32.8%
Traveling expenses	6.8	5.5	+23.6%
Insurance premiums – storage fees	5.1	3.4	+50.0%
Subscriptions	3.5	3.6	-2.8%
Miscellaneous expenses	13.6	11.6	+17.2%
Utilities expenses	7.7	10.5	-26.7%
Total	**192.8**	**181.2**	**+6.4%**

Note 30 *Fixed assets depreciation*

€ millions	**2001**	**2000**	**±%**
Electronic equipment	28.9	23.4	+23.5%
Software	21.6	17.9	+20.7%
Buildings, furniture and other fixed assets	18.1	15.9	+13.8%
Reorganisation expenses	3.3	2.4	+37.5%
Goodwill (merger with National Mortgage Bank)	7.7	7.7	-
Total	**79.6**	**67.3**	**+18.3%**

Note 31 *Extraordinary income*

€ millions	**2001**	**2000**	**±%**
Extraordinary & non-operating income	2.6	11.3	-77.0%
Income received in prior periods	25.0	39.0	-35.9%
Income from prior years' provisions	2.7	1.9	+42.1%
Total	**30.3**	**52.2**	**-42.0%**

Note 32 *Extraordinary charges*

€ millions	**2001**	**2000**	**±%**
Extraordinary & non-operating charges	0.2	0.9	-77.8%
Charges relating to prior periods	11.9	11.9	-
Provisions for extraordinary risks	1.5	0.9	+66.7%
Depreciation not included in operating cost	-	0.5	-100.0%
Total	**13.6**	**14.2**	**-4.2%**

Note 33 *Extraordinary profits*

€ millions	**2001**	**2000**	**±%**
Profit on sale of real estate	65.1	19.0	+242.6%
Other extraordinary profit	6.5	(0.4)	-
Total	**71.6**	**18.6**	**+284.9%**

8. Financial Statements of the NBG Group

8.1 Group financial analysis


Group return on average equity (after tax)
23.6%
37.3%
27.3%
18.7%
1998
1999
2000
2001


Group return on average assets (before tax)
1.38%
2.61%
2.23%
1.40%
1998
1999
2000
2001


Cost/Income
56.1%
44.6%
49.9%
60.4%
1998
1999
2000
2001


Group net interest margin
2.24%
2.23%
2.19%
2.43%
1998
1999
2000
2001

The net interest margin in 1998, 1999 and 2000 has been adjusted without gains on bond trading to facilitate comparison.

Review

- NBG Group profit before tax presented a 28.8% decline in 2001, totaling € 698.7 million compared with € 980.6 million in 2000. This decline was due to the € 421.1 million reduction in gains on equity trading. If the latter results (2001: € 64.9 million, 2000: € 486.0 million) are excluded from the comparison, Group profit before tax in 2001 presents growth of 20.8%.
- The lack of gains on share trading in 2001 led the Group's return on average equity lower relative to 2000 (2001: 18.7%, 2000: 27.3%).
- There was a similar trend in the Group's return on average assets, which returned to the levels recorded in 1998. This follows the historic highs of 1999 and 2000, years in which the Group posted gains in stocks and bonds deriving from the convergence of the Greek economy.
- The group cost/income ratio stood at 60.4% in 2001, reflecting primarily the reduction in income on financial operations, as well as the cost of introducing the euro.
- There was a substantial increase in net interest margin, which rose to 2.43% (2000: 2.19%). Gains on bond trading are not included in interest margin.
- The total assets of the Group rose to € 52.8 billion compared with € 48.6 billion in 2000. This increase was due principally to the growth in the loan and corporate bond portfolio.
- The growth in assets in 2001 was financed mainly by customer deposits at the Group's banks, which totalled €45 billion at 31 December 2001.
- Group equity dropped markedly, by 19%, due to the two reductions in the parent Bank's share capital.
- Earnings per share in 2001 amounted to € 2.12 compared with € 3.23 in 2000.


Other operating income 2%
Net profit on financial operations 20%
Net interest income 58%
Net commissions 18%
Income from securities 2%
Breakdown of Group income 2001


Other operating income 1%
Net profit on financial operations 37%
Net interest income 43%
Net commissions 17%
Income from securities 2%
Breakdown of Group income 2000


Money and capital market 16%
Retail banking 33%
Other 27%
Mutual funds management 8%
Corporate lending 16%
Breakdown of Group's commissions receivable 2001


Government and other bonds 28%
Corporate bonds 4%
Shares & participating interests 4%
Loans & advances to customers 35%
Fixed & other assets 6%
Cash & bank balances 23%
Breakdown of the Group's balance sheet 2001

Results of operation

Total operating income declined by 11.3% in 2001. If gains on equity trading are excluded from the comparison, Group operating income shows growth of 10.6% over the year. The 22.1% increase in net interest income, which totalled € 1 111.0 million compared with € 910.3 million in 2000, was a major contributing factor to the improvement in operating income. Net commissions, which totalled € 372.9 million (2000: € 405.8 million), presented a decline of 8.1%. This was due to conditions in the stock market, which impacted negatively on capital market fees and commissions. If this item is isolated from the calculation, the remaining fees and commissions present an increase of 3.2%, at € 312.2 million (2000: € 302.6 million). Mutual fund management commissions also displayed a substantial decline of 48%, again affected by the Greek stock market climate. Profit on financial operations fell by 51.3%, reflecting the significant decline in gains on equity trading. If gains on equity trading are isolated from the calculation, the remaining profit on financial operations (deriving principally from bond trading) presents an increase of 3%. The Group's improved income mix is illustrated in the diagram, where non-trading income represents more than 80% of income in 2001, compared with 63% in 2000.

Total Group operating expenses in 2001 stood at € 1 004.6 million compared with € 945.6 million in 2000, up 6.2%. This can be considered satisfactory when compared with inflation in Greece (3.4%), output growth (4.1%), growth in retail banking and the cost of launching the euro.

Balance sheet

The € 4.3 billion growth in the Group's Balance Sheet in 2001 reflects the increased participation, from 37% to 39%, of lending and corporate bonds in total Group assets. This growth was accompanied by a corresponding reduction in the participation of government and other bonds from 29% in 2000 to 28% in 2001.

Group equity at 31 December 2001 stood at € 2 578.4 million, down by € 606.5 million. This reflects the two successive cancellations of 12 922 196 own shares of the Bank (€ 509 million) and the € 155 million reduction in minority rights.

8.2 Financial statements

Group Balance Sheet

€ millions	*Notes*	2001	2000	±%
ASSETS				
Cash in hand, balances with Central Bank	*2.*	2 481.9	7 210.8	-65.6%
Treasury bills and other bills		180.5	77.2	+133.8%
Loans and advances to credit institutions	*3.*	7 540.3	4 471.4	+68.6%
Reverse repos		1 963.8	263.0	+646.7%
Loans and advances to customers	*4.*	19 251.8	17 765.2	+8.4%
Less: Provisions for doubtful debts	*5.*	(1 009.4)	(962.7)	+4.9%
Debt securities and other fixed-income securities	*6.*	16 921.6	15 222.9	+11.2%
Shares and other variable yield securities		934.6	1 063.3	-12.1%
Participating interests		327.9	317.1	+3.4%
Shares in affiliated undertakings		814.7	815.9	-0.1%
Intangible assets	*7.*	124.2	111.1	+11.8%
Fixed assets	*8.*	666.5	585.2	+13.9%
Own shares and bonds		192.0	712.4	-73.0%
Other assets	*9.*	2 101.3	649.3	+223.6%
Prepayments and accrued income	*10.*	348.4	265.2	+31.4%
Total		**52 840.1**	**48 567.3**	**+8.8%**
LIABILITIES				
Amounts owed to credit institutions	*11.*	3 319.9	2 138.7	+55.2%
Amounts owed to customers	*12.*	44 812.6	40 889.1	+9.6%
Debts evidenced by certificates	*13.*	86.5	114.5	-24.5%
Other liabilities	*14.*	1 516.9	1 748.1	-13.2%
Accruals and deferred income	*15.*	260.7	231.0	+12.9%
Provisions for liabilities and charges	*16.*	50.2	57.7	-13.0%
Provisions for general banking risks	*16.*	9.5	9.1	+4.4%
Subordinated liabilities	*17.*	205.4	194.2	+5.8%
Equity	*18.*	2 578.4	3 184.9	-19.0%
Total		**52 840.1**	**48 567.3**	**+8.8%**

Group Equity

€ millions	2001	2000	±%
Paid-up capital	1 026.4	998.0	+2.8%
Share premium account	36.0	482.3	-92.5%
Reserves	1 199.1	1 184.0	+1.3%
Fixed assets revaluation reserve	91.8	124.8	-26.4%
Fixed assets investment subsidy	0.7	1.1	-36.4%
Retained earnings	343.7	238.7	+44.0%
Consolidation differences	(340.3)	(280.0)	+21.5%
Minority interests	221.0	376.0	-41.2%
Mandatorily convertible bond (L. 2441/96)	-	60.0	-100.0%
Total	**2 578.4**	**3 184.9**	**-19.0%**

Group Off- balance sheet items

€ millions	2001	2000	±%
Contingent liabilities:			
From acceptance and endorsement of securities	17.8	25.0	-28.8%
From guarantees and assets pledged as collateral	17 417.1	12 567.0	+38.6%
Commitments arising from sale and repurchase agreements	5.2	4.8	+8.3%
Other off-balance sheet items:			
Items in custody and safe keeping	5 788.5	3 435.0	+68.5%
Commitments from bilateral contracts	22 191.6	26 525.3	-16.3%
Credit memo accounts	11 528.0	14 329.0	-19.5%
Total	**56 948.2**	**56 886.1**	**+0.1%**

Group Profit & Loss Account

€ millions	*Notes*	**2001**	**2000**	±%
Interest receivable and similar income	*19.*	3 336.9	4 407.1	-24.3%
Interest payable and similar charges	*20.*	(2 225.9)	(3 496.8)	-36.3%
Net interest income		**1 111.0**	**910.3**	**+22.1%**
Income from securities	*21.*	39.9	47.7	-16.4%
Commissions receivable	*22.*	372.9	405.8	-8.1%
Commissions payable	*23.*	(33.0)	(37.9)	-12.9%
Net profit on financial operations	*24.*	390.2	801.8	-51.3%
Other operating income	*25.*	32.0	29.1	+10.0%
Income		**1 913.0**	**2 156.8**	**-11.3%**
Staff costs	*26.*	(721.5)	(684.5)	+5.4%
Other administrative expenses	*27.*	(283.1)	(261.1)	+8.4%
Profit on ordinary activities before provisions		**908.4**	**1 211.2**	**-25.0%**
Fixed assets depreciation	*28.*	(138.0)	(118.5)	+16.5%
Other operating charges		(12.9)	(12.0)	+7.5%
Provisions for doubtful debts		(174.4)	(144.8)	+20.4%
Profit on ordinary activities before tax		**583.1**	**935.9**	**-37.7%**
Extraordinary income	*29.*	48.8	67.0	-27.2%
Extraordinary charges	*30.*	(17.5)	(20.4)	-14.2%
Extraordinary profit	*31.*	93.8	36.1	+159.8%
Profit (before tax and minority interests)		**708.2**	**1 018.6**	**-30.5%**
Minority interests		(9.5)	(38.0)	-75.0%
Profit (before tax)		**698.7**	**980.6**	**-28.7%**
Taxes		(214.1)	(259.7)	-17.6%
Prior years' tax liabilities		(4.7)	(8.7)	-46.0%
Minorities taxes		3.9	5.5	-29.1%
Group Profit (after tax)		**483.8**	**717.7**	**-32.6%**

Notes to the Financial Statements

Note 1 *Accounting policies*

The Group's accounting policies are in accordance with codified Law 2190/1920 on Societes Anonymes and the provisions of PD 384/31.12.92 relating to the Greek Chart of Accounts and the Generally Accepted Accounting Principles in Greece in conformity with rules prescribed by regulatory authorities.

(a) Provisions for loans and advances

Specific provision is made for loans whose recoverability is considered doubtful. Management's evaluation for the provision required is based on the Group's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of the underlying collateral and current economic conditions. Interest ceases to accrue for accounts for which there has been no payment of interest or repayment of capital for a maximum period of twelve months after the due date and collection is considered doubtful. The non-banking companies of the Group form provisions for debt that is considered doubtful.

(b) Investment valuation

Investments in securities are stated at cost or fair market value; whichever is lower on an aggregate portfolio basis.

(c) Fixed assets valuation

Premises, equipment and other fixed assets are carried at cost less accumulated depreciation, except for land and buildings, which are stated at revalued prices less accumulated depreciation. Depreciation is calculated using the straight-line method on the basis of the estimated useful life of the related assets, with the exception of land. Land and buildings are revalued in accordance with the relevant legislation. The revaluation is recorded directly to a reserve.

(d) Foreign currency translation

Assets and liabilities denominated in foreign currencies are translated in accordance with prevailing exchange rates at year end and the resultant exchange difference is carried to the profit and loss account.

(e) Assets acquired through auctions

Assets acquired through auctions are classified as "foreclosed assets" in other assets and are stated at cost, less accumulated depreciation.

(f) Income tax

The provision for income tax is computed on the basis of the applicable tax laws.

(g) Affiliated undertakings

Affiliated undertakings represent unconsolidated subsidiaries.

(h) Financial instruments

Transactions undertaken for trading purposes, whether on behalf of customers or for the Group's account are valued at market. Gains and losses are included under "Net profit on financial operations". Transactions entered into for hedging purposes are valued on the same basis as the underlying assets and liabilities that are being hedged.

Note 2 *Cash in hand, balances with Central Bank*

€ millions	**2001**	**2000**	**±%**
Cash in hand	700.4	490.7	+42.7%
Balances with Central Bank	1 443.7	6 598.2	-78.1%
Other	337.8	121.9	+177.1%
Total	**2 481.9**	**7 210.8**	**-65.6%**

Note 3 *Loans and advances to credit institutions*

€ millions	**2001**	**2000**	**±%**
Current account	74.4	41.9	+77.6%
Loans to credit institutions	102.1	381.1	-73.2%
Time deposits with domestic credit institutions	638.9	759.4	-15.9%
Time deposits with foreign credit institutions	5 543.5	2 201.0	+151.9%
Overseas correspondents & other receivables	1 181.4	1 088.0	+8.6%
Total	**7 540.3**	**4 471.4**	**+68.6%**

Note 4 *Loans and advances to customers*

€ millions	**2001**	**2000**	**±%**
Consumer credit	2 009.2	1 466.7	+37.0%
Residential mortgage credit	4 800.1	3 879.9	+23.7%
Commercial loans – private sector	10 714.0	10 754.5	-0.4%
Loans to the public sector, the Government & municipal enterprises	1 513.4	1 396.5	+8.4%
Total loans before provisions (1)	**19 036.7**	**17 497.6**	**+8.8%**
Advances to customers other than loans	215.1	267.6	-19.6%
Total loans and advances to customers	**19 251.8**	**17 765.2**	**+8.4%**

(1) *Impaired loans: €1 405.6 million in 2001 compared with €1 371.4 million in 2000.*

Note 5 *Provisions*

€ millions	**Balance 31.12.00**	**FX revaluation**	**Write-offs 2001**	**Provisions 2001**	**Balance 31.12.01**
General	**597.1**	2.6	(31.4)	128.6	**696.9**
Specific	**365.6**	(1.1)	(114.8)	62.8	**312.5**
Total	**962.7**	**1.5**	**(146.2)**	**191.4**	**1 009.4**

Note 6 *Debt securities and other fixed-income securities*

€ millions	**2001**	**2000**	**±%**
Government bonds:			
Greek Government	13 163.5	12 813.6	+2.7%
Other sovereigns	585.7	744.3	-21.3%
	13 749.2	**13 557.9**	**+1.4%**
Corporate bonds:			
Greek corporations	454.7	335.4	+35.6%
Foreign corporations	1 467.9	508.0	+189.0%
Greek banks	111.1	52.5	+111.6%
Foreign banks	319.2	91.4	+249.2%
	2 352.9	**987.3**	**+138.3%**
Other fixed-income securities	819.5	677.7	+20.9%
Total	**16 921.6**	**15 222.9**	**+11.2%**

Note 7 *Intangible assets*

€ millions	**2001**	**2000**	**±%**
Establishment cost	6.6	5.3	+24.5%
Good will	4.1	4.4	-6.8%
Other intangible assets	241.5	182.8	+32.1%
Intangible assets before amortisation	**252.2**	**192.5**	**+31.0%**
Amortisation	(128.0)	(81.4)	+57.2%
Total	**124.2**	**111.1**	**+11.8%**

Note 8 *Fixed assets*

€ millions	**2001**	**2000**	**±%**
Land	210.9	215.1	-1.9%
Buildings	391.2	349.3	+12.0%
Furniture, computers and other equipment	374.8	320.8	+16.9%
Other tangible assets	175.5	150.1	+16.9%
Fixed assets under construction and prepayments	39.2	31.0	+26.6%
Total fixed assets	**1 191.6**	**1 066.3**	**+11.8%**
Depreciation	(525.1)	(481.1)	+9.2%
Total	**666.5**	**585.2**	**+13.9%**

Note 9 *Other assets*

€ millions	**2001**	**2000**	**±%**
Fixed assets acquired through auctions	112.4	131.0	-14.2%
Tax payments and other recoverable taxes	206.6	200.0	+3.3%
Suspense and other accounts	1 782.3	318.3	+459.9%
Total	**2 101.3**	**649.3**	**+223.6%**

Note 10 *Prepayments and accrued income*

€ millions	2001	2000	±%
Prepayments	208.6	124.8	+67.2%
Accrued income	139.8	140.4	-0.4%
Total	**348.4**	**265.2**	**+31.4%**

Note 11 *Amounts owed to credit institutions*

€ millions	2001	2000	±%
Deposits by credit institutions:			
Current account	141.8	255.5	-44.5%
Time deposits	3 109.6	1 802.1	+72.6%
	3 251.4	**2 057.6**	**+58.0%**
Amounts owed to Central Bank	68.5	81.1	-15.5%
Total	**3 319.9**	**2 138.7**	**+55.2%**

Note 12 *Amounts owed to customers*

€ millions	2001	2000	±%
Deposits:			
Current accounts	4 444.9	3 173.8	+40.1%
Savings accounts	21 850.1	19 100.7	+14.4%
Time deposits	11 287.0	13 883.0	-18.7%
Other deposits	500.3	419.8	+19.2%
	38 082.3	**36 577.3**	**+4.1%**
Repos	6 344.0	3 960.5	+60.2%
Other amounts owed to customers	386.3	351.3	+10.0%
Total	**44 812.6**	**40 889.1**	**+9.6%**

Note 13 *Debts evidenced by certificates*

€ millions	2001	2000	±%
Bonds	1.7	1.7	-
Former NMB bank bonds	51.6	73.6	-29.9%
Other bank bonds	33.2	39.2	-15.3%
Total	**86.5**	**114.5**	**-24.5%**

Note 14 *Other liabilities*

€ millions	2001	2000	±%
Tax and duties payable	268.3	347.9	-22.9%
Amounts owned to pension funds	8.9	6.7	+32.8%
Amounts arising from collections on behalf of third parties	438.1	279.7	+56.7%
Dividends payable	247.8	273.2	-9.3%
Other liabilities	553.8	840.6	-34.1%
Total	**1 516.9**	**1 748.1**	**-13.2%**

***Note 15** Accruals and deferred income*

€ millions	**2001**	**2000**	±%
Accruals	189.0	108.6	+74.0%
Deferred expenses	71.7	122.4	-41.4%
Total	**260.7**	**231.0**	**+12.9%**

***Note16** Provisions for liabilities, charges and general banking risks*

€ millions	**2001**	**2000**	±%
Provisions for employee pensions and similar obligations	22.8	20.4	+11.8%
Provisions for taxes other than income tax	4.3	8.1	-47.0%
Other provisions	23.1	29.2	-20.9%
Total provisions	**50.2**	**57.7**	**-13.0%**
Provisions for general banking risks	9.5	9.1	+4.4%
Total	**59.7**	**66.8**	**-10.6%**

***Note 17** Subordinated liabilities*

In 1997, NBG FINANCE PLC, a subsidiary of NBG, arranged a subordinated debt issue of USD200 million maturing June 2007 callable after 5 years from issuance. Following the repurchase of part of the loan by NBG, the balance stands at €205.4 million.

***Note 18** Equity*

€ millions	Paid up capital	Share prem. account	Stat. reserve	Extra-ordin. Reser.	Tax-exempt reserve	Own share reserve	Fixed assets reserve	Fixed assets invest. subsidy	Retained earnings	Mandat conv. bond	Consoli dation difference	Minority inter.	**Total**
Balance at 31.12.00	998	482	150	144	890		125	1	239	60	(280)	376	**3 185**
Capitalisation for euro rounding (NBG)	56	(25)					(31)						
Convertible bond (NBG)	29	31								(60)			
Cancellation of bonds (NBG)	(29)	(222)											**(251)**
Cancellation of own shares (NBG)	(28)	(230)											**(258)**
Distribution of profits 2001 (NBG)			24		118	1			187				**330**
Free shares (NBG)							2						**2**
Prior years' distributable reserves (NBG)				(55)	(5)				(67)				**(127)**
2001 dividend									42				**42**
2000 dividend									(38)				**(38)**
Ethniki Kefalaiou real estate									4				**4**
Subsidiaries			(1)	7	(62)		(5)		(19)		(60)	(155)	**(295)**
Other			(1)		(11)				(4)				**(16)**
Balance at 31.12.01	**1 026**	**36**	**172**	**96**	**930**	**1**	**91**	**1**	**344**	**0**	**(340)**	**221**	**2 578**

Note 19 *Interest receivable and similar income*

€ millions	2001	2000	±%
Interest income from interbank placements	1 226.2	1 646.4	-25.5%
Interest income from bonds	806.0	1 261.7	-36.1%
Interest income from loans	1 242.6	1 403.0	-11.4%
Other interest income	62.1	96.0	-35.3%
Total	**3 336.9**	**4 407.1**	**-24.3%**

Note 20 *Interest payable and similar charges*

€ millions	2001	2000	±%
Interest on customer deposits	1 051.8	1 698.1	-38.1%
Interest on interbank deposits	890.6	1 379.8	-35.5%
Repos	200.6	286.7	-30.0%
Loan and deposit contributions	55.7	59.3	-6.0%
Other interest payments	27.2	72.9	-62.7%
Total	**2 225.9**	**3 496.8**	**-36.3%**

Note 21 *Income from securities*

€ millions	2001	2000	±%
Dividend income from shares	14.9	21.9	-32.0%
Dividend income from participating interests	8.2	11.7	-29.9%
Dividend income from affliated undertakings	8.4	3.6	+133.3%
Income from Global Treasury Trading Portfolio	8.4	10.5	-20.0%
Total	**39.9**	**47.7**	**-16.4%**

Note22 *Commissions receivable*

€ millions	2001	2000	±%
Retail banking [1]	122.6	85.3	+43.7%
Business credit [2]	61.3	56.7	+8.1%
Mutual fund management	28.2	54.1	-47.9%
Other [3]	100.1	106.5	-6.0%
	312.2	**302.6**	**+3.2%**
Investment banking [4]	60.7	103.2	-41.2%
Total	**372.9**	**405.8**	**-8.1%**

(1) *Commissions on mortgages and consumer loans, credit cards and retail deposits.*

(2) *Commissions on granting of business loans, letters of guarantee, import-export, and corporate deposits.*

(3) *Commissions on fund transfers, FX transactions and other intermediation charges.*

(4) *Commissions on investment operations, custodian services, and brokerage.*

***Note23** Commissions payable*

€ millions	2001	2000	±%
Consumer factoring	10.6	10.6	-
Credit cards	10.2	9.6	+6.2%
Brokerage	6.7	8.5	-21.2%
Other	5.5	9.2	-40.2%
Total	**33.0**	**37.9**	**-12.9%**

***Note24** Net profit on financial operations*

€ millions	2001	2000	±%
Bond trading	292.5	284.0	+3.0%
Foreign exchange trading transactions	35.6	80.4	-55.7%
Derivatives hedging	(2.8)	(48.6)	-94.2%
	325.3	**315.8**	**+3.0%**
Equity trading	64.9	486.0	-86.6%
Total	**390.2**	**801.8**	**-51.3%**

***Note 25** Other operating income*

€ millions	2001	2000	±%
Income from other activites & safe deposit box charges	16.3	15.4	+5.8%
Rentals	6.9	7.0	-1.4%
Third-party services	8.8	6.7	+31.3%
Total	**32.0**	**29.1**	**+10.0%**

***Note 26** Staff costs*

€ millions	2001	2000	±%
Salaries and wages	489.5	461.7	+6.0%
Main social security contributions	159.6	153.2	+4.2%
Supplementary social security contributions	34.3	31.7	+8.2%
Other staff costs	38.1	37.9	+0.5%
Total	**721.5**	**684.5**	**+5.4%**

***Note 27** Other administrative expenses*

€ millions	2001	2000	±%
Taxes and duties	42.6	45.2	-5.8%
Telecommunication	42.7	37.7	+13.3%
Rentals and other expenses (lighting, water, etc.)	54.5	53.9	+1.1%
Repairs and maintenance expenses	17.9	19.9	-10.1%
Promotion and advertisement expenses	25.1	21.2	+18.4%
Contributions and subscriptions	7.3	7.0	+4.3%
Travelling expenses	8.8	6.9	+27.5%
Insurance premiums – storage fees	7.8	4.6	+69.6%
Miscellaneous (stationary, etc.)	51.9	49.3	+5.3%
Professional services	24.5	15.4	+59.1%
Total	**283.1**	**261.1**	**+8.4%**

Note 28 *Fixed assets depreciation*

€ millions	2001	2000	±%
Buildings	21.1	19.8	+6.6%
Furniture and electronic equipment	47.4	37.1	+27.8%
Machinery, transport and other tangibles	32.2	29.3	+10.0%
Software and other intangibles	29.6	24.6	+20.3%
Goodwill from merger with NMB	7.7	7.7	-
Total	**138.0**	**118.5**	**+16.5%**

Note 29 *Extraordinary income*

€ millions	2001	2000	±%
Extraordinary and non-operating income	5.5	11.1	-50.5%
Income received in prior periods	27.8	41.9	-33.7%
Income from prior years' provisions	15.5	14.0	+10.7%
Total	**48.8**	**67.0**	**-27.2%**

Note 30 *Extraordinary charges*

€ millions	2001	2000	±%
Extraordinary and non-operating charges	1.4	3.5	-60.0%
Charges relating to prior periods	14.1	15.6	-9.6%
Provisions for extraordinary risks	2.0	0.9	+122.2%
Depreciation not included in operating cost	-	0.4	-100.0%
Total	**17.5**	**20.4**	**-14.2%**

Note 31 *Extraordinary profit*

€ millions	2001	2000	±%
Profit on sale of real estate	71.7	30.7	+133.6%
Other extraordinary profit	22.1	5.4	+309.3%
Total	**93.8**	**36.1**	**+159.8%**

8.3 List of Bank's participation

Companies of the financial sector included in the consolidated financial statements of NBG group as at 31.12.2001 (€ *thousand*)

A/A	NAME	Bank's participation Direct	Indirect	Total	Shareholders equity	Net profit/(loss)	Book value of shares
1	ETEVA SA	74.69%	-	74.69%	156 466	48 075	256 409
2	NATIONAL INVESTMENT COMPANY SA	23.27%	9.82%	33.09%	220 790	773	100 028
3	NATIONAL SECURITIES SA	51.00%	36.60%	87.60%	22 057	2 954	5 920
4	ETHNIKI KEFALAIOU SA	100.00%	-	100.00%	236 552	(21 849)	3 325
5	DIETHNIKI SA	34.50%	53.73%	88.23%	8 159	4 526	10 809
6	NATIONAL MANAGEMENT & ORGANIZATION CO	100.00%	-	100.00%	10 316	1 754	11 589
7	ETHNIKI LEASING SA	93.33%	6.67%	100.00%	28 856	3 161	29 055
8	ETHNIKI MUTUAL FUND MANAGEMENT SA	50.00%	37.34%	87.34%	1 186	24	587
9	ETHNIKI VENTURE CAPITAL SA	-	87.60%	87.60%	824	470	-
10	NATIONAL REGIONAL DEVELOPMENT CO. OF NORTHERN GREECE	-	48.55%	48.55%	8 548	244	-
11	NBG BALKAN FUND LTD	25.00%	56.02%	81.02%	14 814	(192)	1 467
12	NBG GREEK FUND LTD	86.67%	9.96%	96.63%	42 198	(884)	15 407
13	ETEVA EMERGING MARKETS FUND LTD	-	74.69%	74.69%	2 939	(1)	-
14	ETEVA ESTATE FUND LTD	-	74.69%	74.69%	2 940	(1)	-
15	ETEVA VENTURE CAPITAL MANAGEMENT CO	-	74.69%	74.69%	5	(5)	-
16	NBG BANCASSURANCE SA	99.70%	0.30%	100.00%	1 050	1 672	300
17	ATLANTIC BANK OF NEW YORK	100.00%	-	100.00%	194 557	30 277	78 694
18	BANQUE NATIONALE DE GRECE (FRANCE)	100.00%	-	100.00%	24 631	(2 363)	24 360
19	NATIONAL BANK OF GREECE (CANADA)	100.00%	-	100.00%	26 464	3 420	19 652
20	THE SOUTH AFRICAN BANK OF ATHENS LTD	80.70%	18.08%	98.78%	2 942	(586)	11 028
21	NATIONAL BANK OF GREECE CYPRUS LTD	100.00%	-	100.00%	47 718	7 328	39 997
22	NATIONAL SECURITIES CYPRUS (ETHNOSECURITIES)	-	95.04%	95.04%	989	(529)	-
23	NBG MANAGEMENT SERVICES	100.00%	-	100.00%	1 211	499	956
24	STOPANSKA BANKA AD	69.17%	-	69.17%	41 863	(21 758)	58 712
25	UNITED BULGARIAN BANK SOFIA (UBB)	89.91%	-	89.91%	128 019	18 413	211 169
26	NBG INTERNATIONAL	51.00%	36.60%	87.60%	19 545	5 016	5 867
27	NBG I Inc	-	87.60%	87.60%	2 054	(819)	-
28	NBG I PRIVATE EQUITY LIMITED	-	87.60%	87.60%	164	-	-
29	NBG FINANCE	100.00%	-	100.00%	121	57	82
30	INTERLEASE AD SOFIA	65.20%	8.66%	73.86%	(695)	230	898
31	ETEVA BULGARIA AD SOFIA	-	75.72%	75.72%	504	(55)	-
32	ETEVA ROMANIA SA	-	74.69%	74.69%	273	(164)	-
33	ETEVA ADVISORY	-	74.69%	74.69%	25	(74)	-
34	NBG INTERNATIONAL JERSEY	-	87.60%	87.60%	(7)	(7)	-

8.4 Consolidated Companies

Besides the Bank, the following financial sector companies are included in the Group's consolidated financial statements:

A/A	NAME	1997	1998	1999	2000	2001
1	ETEVA SA	X	X	X	X	X
2	NATIONAL INVESTMENT COMPANY SA	X	X	X	X	X
3	NATIONAL SECURITIES SA	X	X	X	X	X
4	ETHNIKI KEFALAIOU SA	X	X	X	X	X
5	DIETHNIKI SA	X	X	X	X	X
6	NATIONAL MANAGEMENT & ORGANIZATION SA	X	X	X	X	X
7	ETHNIKI LEASING SA	X	X	X	X	X
8	ETHNIKI MUTUAL FUND MANAGEMENT SA	X	X	X	X	X
9	ETHNIKI VENTURE CAPITAL SA			X	X	X
10	NATIONAL REGIONAL DEVELOPMENT CO. OF NORTHERN GREECE	X	X	X	X	X
11	NBG BALKAN FUND LTD			X	X	X
12	NBG GREEK FUND LTD			X	X	X
13	ETEVA EMERGING MARKETS FUND LTD			X	X	X
14	ETEVA ESTATE FUND LTD			X	X	X
15	ETEVA VENTURE CAPITAL MANAGEMENT CO			X	X	X
16	NBG BANCASSURANCE SA				X	X
17	ATLANTIC BANK OF NEW YORK	X	X	X	X	X
18	BANQUE NATIONALE DE GRECE (FRANCE)	X	X	X	X	X
19	NATIONAL BANK OF GREECE (CANADA)	X	X	X	X	X
20	THE SOUTH AFRICAN BANK OF ATHENS LTD	X	X	X	X	X
21	NATIONAL BANK OF CYPRUS LTD	X	X	X	X	X
22	NATIONAL SECURITIES CYPRUS LTD (ETHNOSECURITIES)		X	X	X	X
23	NBG MANAGEMENT SERVICES				X	X
24	STOPANSKA BANKA AD				X	X
25	UNITED BULGARIAN BANK SOFIA (UBB)				X	X
26	NBG INTERNATIONAL	X	X	X	X	X
27	NBG I Inc				X	X
28	NBG I PRIVATE EQUITY LIMITED				X	X
29	NBG FINANCE	X	X	X	X	X
30	INTERLEASE AD SOFIA			X	X	X
31	ETEVA BULGARIA AD SOFIA			X	X	X
32	ETEVA ROMANIA SA [7]			X	X	X
33	ETEVA ADVISORY				X	X
34	NBG INTERNATIONAL JERSEY					X
35	ETHNIKI KTIMATIKH BANK OF GREECE SA [1]	X				
36	NATIONAL BUSINESS CLAIM MANAGEMENT (ETHNOFACT) [2]	X	X	X		
37	INDUSTRIAL TOURIST & INVESTMENT SA [3]	X	X			
38	KTIMATIKH INVESTMENTS & PUBLICATIONS SA [4]	X	X			
39	KTIMATIKI MUTUAL FUNDS [6]	X	X	X		
40	EPSILON INFORMATICS SA [5]	X				
41	EPSILON KEFALAIOU SA	X	X			
42	KTIMATIKH KEFALAIOU SA	X	X			
43	ETHNIKI MELETITIKH SA	X	X			
44	WORTHINGTON [8]	X	X	X	X	
45	GREEK SHIPOWNERS INVESTMENT CO [9]	X	X	X	X	

(1) Merged with the Bank through absorption in 1998
(2) Absorbed by the Bank in 2000
(3) Absorbed by ETEVA in 1999
(4) Absorbed by ETHNIKI KEFALAIOU in 1999
(5) Renamed POTIDAIA SA in 1998 and changed business activity (non financial sector company)
(6) Absorbed by DIETHNIKI in 2000
(7) Former SC Top Invest Renamed in 2000
(8) Dissolved in 31.12.2001
(9) Absorbed by ETEVA SA in 2001

9. Profile of Group companies

9.1 Financial sector companies

NATIONAL INVESTMENT BANK FOR INDUSTRIAL DEVELOPMENT (ETEVA) SA

ETEVA, headquartered in Athens, represents the backbone of the investment banking activities of the Group. The company, listed on the Athens Stock Exchange, was established in 1963 by the Bank in a joint venture with foreign financial conglomerates Banque Nationale de Paris, Deutsche Bank, Crédit Suisse and Crédit Lyonnais. National Bank of Greece owns 74.7% of its share capital. ETEVA offers primarily investment-banking services such as advice to companies seeking listing on the ASE and on issues relating to mergers and acquisitions, business restructuring and privatizations.

In addition to providing business / industrial loans, ETEVA is active in the venture capital market. It is also advising the Greek State on the financing of infrastructure projects (the new Athens international airport, the Rio-Antirio bridge) as well as privatizations.

As part of the Group's strategic plans, ETEVA has developed operations in southeast Europe by forming subsidiaries or opening correspondent offices in Romania, Bulgaria, Yugoslavia, Cyprus, Egypt and Albania.

Key figures (□ millions)	2001	2000	±%
Total assets	1 163.9	1 278.3	-8.9
Equity	156.5	178.2	-12.2
Share capital	30.0	26.3	+14.1
Reserves	126.5	151.9	-16.7
Interest and similar income	54.2	119.5	-54.6
Profit before tax	48.1	49.6	-3.0

Relationship with NBG (□ millions)	2001
Dividends received by NBG	15.9
Amounts due from NBG	30.0
Amounts due to NBG	368.8
NBG direct participation (%)	74.7%
NBG indirect participation (%)	-
Book value of shares held by NBG	256.4

ATLANTIC BANK OF NEW YORK (ABNY)

A subsidiary company headquartered in New York. The company was established in 1953 and National Bank of Greece owns 100.0% of its share capital. ABNY is among the 25 biggest *commercial banks of* New York *offering a full range of commercial and retail banking services to* its customers through a network of 12 branches located in districts with a large Greek population (in New York and Boston). In addition, it controls 7 companies involved in leasing, franchising, real estate and insurance premium financing.

In 2001, in its efforts to bring down operating costs ABNY offered a VER package to its staff. At the same time, it has improved its pay scheme for current personnel, which should also help in attracting and retaining talented personnel. The company acquired Yonkers Financial Corporation (a bank operating in the same State in the retail banking and mortgage loans sector) with a view to enhancing its services to SMEs and expanding its customer base. Nasdaq-listed YFC was established in 1995 and has 9 branches in Westchester and Dutchess counties.

Key figures (€ millions)	2001	2000	±%
Total assets	2 247.4	2 074.8	+8.3
Equity	194.6	163.7	+18.9
Share capital	8.8	8.3	+6.0
Reserves	185.8	155.4	+19.6
Interest and similar income	145.6	146.8	-0.8
Profit before tax	30.3	17.5	+73.1

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	10.2
Amounts due to NBG	70.7
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by NBG	70.7

BANQUE NATIONALE DE GRÈCE (FRANCE)

The company, headquartered in Paris, was established in 1979 and is owned 100.0% by the Bank. It offers traditional banking services (deposits and loans) and foreign exchange services covering the needs of its primarily Greek clientele.

With a view to promoting more effectively its business in the region while also improving Group profitability, it was decided to close BNG's operations as an independent bank and transform it into a branch of National Bank of Greece. As a consequence, the personnel restructuring plan moved ahead with further reductions in the number of staff. Once the process of setting up the local branch is complete, the assets and liabilities of Banque Nationale de Grèce will be transferred to it.

Key figures (€ millions)	2001	2000	±%
Total assets	470.4	533.1	-11.8
Equity	24.6	26.4	-6.8
Share capital	9.1	9.1	-
Reserves	15.5	17.3	-10.4
Interest and similar income	26.3	84.2	-68.7
Profit before tax	(2.4)	(1.3)	-

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	23.5
Amounts due to NBG	282.2
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by NBG	24.4

THE SOUTH AFRICAN BANK OF ATHENS (SABA)

SABA, headquartered in Johannesburg, South Africa, was set up in 1947 with a view to serving and supporting the business operations of the Greek community in the region. The NBG Group has a 98.8% direct holding in SABA's share capital.

SABA offers retail banking services in the four main metropolitan centres of South Africa (Durban, Cape Town, Johannesburg and Pretoria) through a network of 15 branches. SABA has made concerted efforts to enhance its liquidity by boosting its activity in the interbank market; at the same time it is exploring the potential of mobile banking services. Likewise, as part of its plans to upgrade its services, SABA has pushed ahead with its personnel restructuring programme, which aims at providing it with the human resources that will enable it to fully contribute to the Group's goals.

Key figures (€ millions)	2001	2000	±%
Total assets	40.0	48.9	-18.2
Equity	2.9	4.9	-43.1
Share capital	0.4	0.5	-20.0
Reserves	2.5	4.4	-43.2
Interest and similar income	4.1	6.3	-34.9
Profit before tax	(0.6)	(2.5)	-

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	0.1
Amounts due to NBG	1.1
NBG direct participation (%)	80.7%
NBG indirect participation (%)	18.1%
Book value of shares held by NBG	11.0

NATIONAL BANK OF GREECE (CYPRUS) LTD

National Bank of Greece (Cyprus) Ltd is a commercial bank headquartered in Nicosia. National Bank of Greece owns 100.0% of its share capital. The company offers a full range of banking services and products with a focus on the tourist industry. It runs a network of 25 branches, 5 FX bureaus and 9 ATMs located around the country.

In 2001, it introduced a number of new consumer credit products, set up a Retail Banking Department, and broadened its strategic relationship with the other companies of the Group via its participation in Ethniki Insurance Cyprus Ltd (to be established shortly), with a view to increase turnover and gain market share. The growth in loans and deposits in the past year reflects the broadening of the bank's customer base achieved through the adoption of a more aggressive marketing policy. NBG Cyprus has also set up a mutual fund subsidiary, National Mutual Fund Ltd, 40.0% owned by National Bank of Greece and 60.0% owned by NBG Cyprus. The subsidiary will commence operations once relevant legislation governing the operations of mutual fund companies has been passed in Cyprus.

Key figures (€ millions)	2001	2000	±%
Total assets	703.7	654.4	+7.6
Equity	47.7	43.0	+10.9
Share capital	40.0	40.0	-
Reserves	7.7	3.0	+156.7
Interest and similar income	50.9	46.7	+9.0
Profit before tax	7.3	6.7	+9.0

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	52.3
Amounts due to NBG	24.0
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by NBG	40.0

NATIONAL BANK OF GREECE (NBG CANADA)

NBG Canada is a commercial bank headquartered in Montreal, Canada. The company was established in 1982 and offers a wide range of commercial and retail banking services, though its focus is on real estate financing. NBG Canada also conducts primary and secondary trading in Greek Government securities. The company is 100.0% owned by National Bank of Greece.

In 2001, the bank increased its network from 9 to 10 branches, thus extending its presence beyond Quebec and Ontario to Montreal as well. Loan approval and monitoring systems were upgraded during the year, while new products were also introduced to enhance the quality of the portfolio. At the same time, the bank is endeavouring to penetrate further into the local market via the introduction of new products, both directly from the bank and via its subsidiary mutual fund manager NBG Securities Inc.

Key figures (€ millions)	2001	2000	±%
Total assets	349.4	387.9	-9.9
Equity	26.5	24.8	+6.9
Share capital	13.1	13.3	-1.5
Reserves	13.3	11.5	+15.7
Interest and similar income	24.3	24.8	-2.0
Profit before tax	3.4	3.1	+9.7

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	0.7
Amounts due to NBG	0.4
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by NBG	19.7

STOPANSKA BANKA AD

Stopanska Bank is a commercial bank headquartered in Skopje, Former Yugoslav Republic of Macedonia. In April 2000, NBG acquired 65.0% of Stopanska Bank's share capital while it now owns 69.2%. Stopanska is the largest bank in FYROM and offers retail banking services through its network of 23 branches and 74 cash desks.

During the year, reorganization and restructuring of the bank progressed aiming at the regeneration of its business structures. As part of this process, the Globus system was installed while plans for the future installation of SAP were also drawn up. The decline in profits was due to the high level of write-offs carried out as part of the loan portfolio clean-up programme.

Key figures (€ millions)	2001	2000	±%
Total assets	545.7	487.8	+11.9
Equity	41.9	58.9	-28.9
Share capital	62.1	57.3	+8.4
Reserves	(20.2)	1.6	-
Interest and similar income	27.0	36.2	-25.4
Profit before tax	(21.8)	(3.6)	-

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	18.2
Amounts due to NBG	6.4
NBG direct participation (%)	69.2%
NBG indirect participation (%)	-
Book value of shares held by NBG	58.7

UNITED BULGARIAN BANK (UBB)

UBB is a commercial bank headquartered in Sofia. The company was established in 1993 following the merger of 22 Bulgarian banks, and in July 2000 National Bank of Greece acquired 89.9% of its share capital. Despite intense competition, UBB maintained its pioneering position in the local market in 2001 (it is the second largest Bulgarian bank in terms of total assets and shareholders' equity). It offers a full range of banking services through a network of 146 branches located around the country. It runs 40.0% of the country's ATMs (258) and POS (800) and is generally recognised as the cutting-edge bank of Bulgaria, with impressive activity in e-banking (users quadrupled in 2001).

The 37.0% growth in customer deposits and 44.0% growth in the loan portfolio reflect the confidence that the bank enjoys among consumers in the country and serve to confirm the effectiveness of the company's expansion policy. The bank set up 3 credit centres (for SMEs and retail banking) with a view to enhance methods for approving and monitoring its loan portfolio. In recognition of UBB's growth dynamic and strong capital base, Standard & Poor's awarded it a BB- credit rating (the same as for Bulgaria). UBB is working closely alongside NBG's branch in Sofia and the Group's other subsidiary located there (Interlease) for the development of the Group's operations in the Balkans. As part of its reorganization and modernization plans, new computer software is being installed with a view to improve the monitoring of the bank's operations and support the marketing of new products such as consumer loans and credit cards.

Key figures (€ millions)	**2001**	**2000**	**±%**
Total assets	785.8	618.8	+27.0
Equity	128.0	129.5	-1.2
Share capital	39.0	38.9	+0.3
Reserves	89.0	90.7	-1.9
Interest and similar income	39.8	37.8	+5.3
Profit before tax	18.4	18.9	-2.6

Relationship with NBG (€ millions)	**2001**
Dividends received by NBG	13.6
Amounts due from NBG	11.8
Amounts due to NBG	0.5
NBG direct participation (%)	89.9%
NBG indirect participation (%)	-
Book value of shares held by NBG	211.2

NBG INTERNATIONAL Limited

NBG International, headquartered in London and 100.0% owned by the NBG Group, represents the international investment-banking arm of the Group. The company was set up in 1996 to further expand the Group's investment banking activities abroad. It works alongside foreign financial institutions to raise funds for Greek customers while it also assists foreign investors in making placements in Greek stocks and bonds.

Despite the depressed climate throughout international money markets in 2001, the company managed to grow its commissions income by 40.0%. This, combined with the growth in activity related to bond issues in which NBGI participated as co-underwriter and coordinator (totalling € 8.1 million), and the provision of consulting services for Greek businesses with an international strategy, boosted NBGI's profitability by 72.1%. This figure reflects the dynamic growth course that the company has set out for itself.

Key figures (€ millions)	2001	2000	±%
Total assets	24.0	18.9	+27.0
Equity	19.5	15.7	+24.2
Share capital	11.5	11.2	+2.7
Reserves	8.0	4.4	+81.8
Profit before tax	5.0	2.9	+72.4

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	0.5
Amounts due to NBG	-
NBG direct participation (%)	51.0%
NBG indirect participation (%)	49.0%
Book value of shares held by NBG	5.9

NBG FINANCE PLC

NBGF, 100.0% owned by National Bank of Greece, was established in 1997 and is headquartered in London. Its activities focus exclusively on the issuance and management of the USD 200 million subordinated loan issued by the parent bank National Bank of Greece.

Key figures (€ millions)	2001	2000	±%
Total assets	227.2	214.9	+5.7
Equity	0.1	0.1	-
Share capital	0.1	0.1	-
Reserves	0.0	0.0	-
Interest and similar income	12.0	15.8	-24.1
Profit before tax	0.1	(0.1)	-

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	226.9
Amounts due to NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by NBG	0.1

NBGI Inc.

A fully owned subsidiary of NBG International, this company was founded in 2000 and is headquartered in New York. NBGI Inc. is the holding company of NBG Asset Management and NBG Securities. The Bank own the entire company's share capital.

Key figures (€ millions)	2001	2000	±%
Total assets	2.2	2.9	-24.1
Equity	2.1	2.7	-22.2
Share capital	-	-	-
Reserves	2.1	2.7	-22.2
Profit before tax	(0.8)	(5.0)	-

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	100.0%
Book value of shares held by NBG	-

INTERLEASE AD

Interlease was established in 1995, and in 1997 the Bank acquired directly and indirectly (via ETEVA) 23.6% of its share capital. Following the share capital increase in 2000, the Group increased its shareholding to 76.8%. The company offers primarily industrial equipment leasing services and has a leading presence in Bulgaria.

The substantial growth in assets during 2001 reflects the growth, in terms of absolute prices, in the leasing portfolio as well as improvements in its quality. The customer base and scale of operations almost doubled in 2001 (139 new customers compared with 76 in 2000, and 151 new leasing contracts compared with 76). Last year was the first year in which the company posted profits, reflecting, on the one hand, the reduction in operating costs and, on the other, the closing of the open forex position that had been impacting negatively on the company's profitability. In the future, the company intends to target the customer base of both UBB and the NBG branch in Sofia in order to build further its operations.

Key figures (€ millions)	2001	2000	±%
Total assets	22.5	9.1	+147.3
Equity	(0.7)	(0.9)	+22.2
Share capital	1.8	1.8	-
Reserves	(2.5)	(2.7)	+7.4
Profit before tax	0.2	(0.8)	-

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	0.4
Amounts due to NBG	15.3
NBG direct participation (%)	65.2%
NBG indirect participation (%)	11.6%
Book value of shares held by NBG	0.9

NATIONAL MANAGEMENT AND ORGANIZATION COMPANY (ETHNOKARTA)

Ethnokarta, headquartered in Athens, was set up in 1971 by NBG and is 100.0% owned by it. Its activities include the organization, monitoring and development of activities relating principally to consumer lending and, in particular, credit cards issued or represented by NBG (Ethnokarta, MasterCard, and Visa), and the granting of personal and consumer loans.

Despite intense competition, the Group continues to lead the credit card market. The total number of credit cards in circulation at 31 December 2001 was 865 000, up 48.0% on the previous year. Ethnokarta has entered into agreements with various other companies for the promotion and issue of branded credit cards (affinity cards).

Key figures (€ millions)	2001	2000	±%
Total assets	25.5	24.3	+4.9
Equity	10.3	9.8	+5.1
Share capital	8.1	5.0	+62.0
Reserves	2.2	4.8	-54.2
Profit before tax	1.8	4.4	-59.1

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	1.9
Amounts due to NBG	0.3
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by NBG	11.6

ETHNIKI LEASING SA

Ethniki Leasing SA, headquartered in Athens, was established in 1990 by ETEVA, Crédit Lyonnais, Slibail International and Banque Francohellénique. NBG gradually acquired the shareholdings of the other companies, and today owns 100.0% of the share capital of the company. Ethniki Leasing, in collaboration with the Bank, offers fixed asset leasing services for professional use by individuals and companies.

The collaboration of the company with the Credit Centres, as well as the Corporate Banking Division, of the Bank had a positive impact on the control of credit risk and the rationalization of the credit portfolio. Consequently, dues in arrears were drastically reduced in 2001. The rise in profits reflects clearly the € 5.9 million increase in business (58.0% increase in contracts and 13.0% increase in value) and the reduction in general expenses. These developments, combined with the anticipated broadening of the company's customer base through synergies with other companies of the Group, create the conditions for enhancing Ethniki Leasing's competitiveness both in Greece and in the wider region where the NBG Group is active.

Key figures (€ millions)	2001	2000	±%
Total assets	116.6	102.3	+14.0
Equity	28.9	25.7	+12.5
Share capital	26.4	26.4	-
Reserves	2.5	(0.7)	-
Profit before tax	3.2	1.9	+68.4

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	0.5
Amounts due to NBG	79.4
NBG direct participation (%)	93.3%
NBG indirect participation (%)	6.7%
Book value of shares held by NBG	29.1

NATIONAL REGIONAL DEVELOPMENT COMPANY OF NORTHERN GREECE SA VENTURE CAPITAL

The company was set up by National Bank of Greece, Commercial Bank of Greece, Ionian Bank, Thrace Paper Mills SA and Mihaniki SA in 1994. It provides advice on matters concerning economic development in Northern Greece, with an emphasis on business plans for investment subsidies, feasibility studies and the preparation of plans for participation in EU projects. Since 1998, the company has been involved in venture capital activities under L. 2967/95. It is headquartered in Thessalonica and has a branch in Komotini, Thrace. Via ETEVA, the Group controls 65.0% of the company's share capital

Key figures (€ millions)	2001	2000	±%
Total assets	8.6	8.3	+3.6
Equity	8.5	8.3	+2.4
Share capital	5.9	5.9	-
Reserves	2.7	2.4	+12.5
Profit before tax	0.2	0.4	-50.0

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	65.0%
Book value of shares held by NBG	-

NATIONAL SECURITIES SA

The company, headquartered in Athens and 100.0% owned by the NBG Group, was established in 1990. The company offers a full range of brokerage services covering the ASE and the ADEX. It also offers underwriting, consultancy services, and institutional investor portfolio management.

During 2001, despite the negative conditions in the Greek capital markets, the company kept its market share relatively stable.

Key figures (€ millions)	2001	2000	±%
Total assets	545.5	265.5	+105.5
Equity	22.1	24.4	-9.4
Share capital	7.0	6.8	+2.9
Reserves	15.1	17.6	-14.2
Profit before tax	3.0	17.0	-82.4

Relationship with NBG (€ millions)	2001
Dividends received by NBG	6.7
Amounts due from NBG	7.9
Amounts due to NBG	13.2
NBG direct participation (%)	51.0%
NBG indirect participation (%)	49.0%
Book value of shares held by NBG	5.9

NATIONAL INVESTMENT COMPANY SA

The company, set up in 1980 and headquartered in Athens, is listed on the ASE. Its sole activity is securities portfolio management. The NBG Group owns directly 36.4% of its share capital. The other shareholders are primarily social security funds and the Postal Savings Fund.

The low profitability of the company in 2001 reflects the unfavourable climate that prevailed in the ASE throughout the year.

Key figures (€ millions)	2001	2000	±%
Total assets	400.5	412.5	-2.9
Equity	220.0	400.0	-45.0
Share capital	297.1	290.6	+2.2
Reserves	(76.3)	109.4	-
Profit before tax	0.8	13.0	-93.8

Relationship with NBG (€ millions)	2001
Dividends received by NBG	2.7
Amounts due from NBG	4.2
Amounts due to NBG	-
NBG direct participation (%)	23.3%
NBG indirect participation (%)	13.1%
Book value of shares held by NBG	100.0

DIETHNIKI MUTUAL FUND MANAGEMENT SA

Diethniki, headquartered in Athens and 100.0% owned by the NBG Group, was established in 1972. Diethniki markets and manages mutual funds that invest in Greece.

It manages all the mutual funds bearing the "Delos" brand name and offers products either through direct funds or in combination with investment accounts. The company aims to broaden its customer base by providing products that cover as effectively as possible potential investor needs. To this end, since May 2001 it has been offering its Delos range of funds, while since the end of the year it has launched new mutual fund products that invest in international capital markets.

The company's products are marketed through the branch network of National Bank of Greece and the branches and agents of Ethniki Insurance. In 2001, the company's market share was 15.8%, ranking it among the market leaders in Greece. It plans to expand its operations abroad, with its first priority being Bulgaria through collaboration with the branch network of NBG located there.

Key figures (€ millions)	2001	2000	±%
Total assets	60.7	49.2	+23.4
Equity	8.2	6.3	+30.2
Share capital	0.6	0.6	-
Reserves	7.6	5.7	+33.3
Profit before tax	4.5	14.2	-68.3

Relationship with NBG (€ millions)	2001
Dividends received by NBG	2.0
Amounts due from NBG	13.3
Amounts due to NBG	50.0
NBG direct participation (%)	34.5%
NBG indirect participation (%)	65.5%
Book value of shares held by NBG	10.8

NATIONAL SECURITIES CYPRUS LTD

The company was established in 1998 and is headquartered in Nicosia. It operates under the legal framework applicable to member companies of the Cyprus Stock Exchange (CSE). The company offers a full range of brokerage services as well as underwriting services for companies seeking listing on the CSE. It also provides analyses on the performance of CSE-listed securities.

In 2001, the negative climate that prevailed in the CSE (lower trading volumes and stock values) impacted adversely the company's profitability. The recent launch of a large number of new brokerage firms in Cyprus intensified competition and led to a reduction in broking revenues. Given the new conditions in the market, the company sought to limit costs by reducing staff and containing operating costs. Despite the general climate, National Securities Cyprus managed to increase its market share and customer base. The anticipated recovery of the Cyprus stock market – given the likelihood of the country's admission to the European Union – and the adoption of a growth strategy designed to broaden the customer base yet further, upgrade operations, and enhance synergies with the other members of the NBG Group, are expected to return the company's profitability to the levels of prior years.

Key figures (€ millions)	2001	2000	±%
Total assets	1.9	2.5	-24.0
Equity	1.0	1.5	-33.3
Share capital	0.9	0.9	-
Reserves	0.1	0.6	-83.3
Profit before tax	(0.5)	(1.1)	+54.5

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	100.0%
Book value of shares held by NBG	-

ETHNIKI KEFALAIOU SA

The company, 100.0% owned by NBG, was established in 1991 and is headquartered in Athens. Its primary activity is to facilitate the liquidation of various assets held by the Bank. It manages assets (such as land and buildings, funds, shares and securities) and liabilities (with an emphasis on the liquidation of disputed balances). It is also involved in the liquidation of companies in accordance with the provisions of Article 46a of L. 1892/90. Likewise, it is acting as receiver for the Industrial Reconstruction Organization (IRO) and 53 other bankrupt businesses whose winding up process had been allocated to the IRO.

In 2001, proceeds from the sale of land and buildings increased substantially to approximately € 10.2 million, with profits on sales standing at approximately € 1.1 million. Earnings from receivership services to Ethniki Leasing stood at roughly the same level as the previous year. On the other hand, stocks and securities management showed a marked decline in performance, impacting on the company's results overall in 2001.

Key figures (€ millions)	2001	2000	±%
Total assets	240.0	277.7	-13.6
Equity	236.6	271.2	-12.8
Share capital	55.8	55.8	-
Reserves	180.8	215.3	-16.1
Profit before tax	(21.8)	26.1	-

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	38.4
Amounts due to NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by NBG	3.3

ETHNIKI VENTURE CAPITAL MANAGEMENT SA

The company, headquartered in Athens, was established in 1999, though its business operations effectively began in 2000. Together with NBGI Private Equity Ltd and NBGI Jersey Ltd, it belongs to NBG International, which owns its entire share capital. The company provides financial advice on investment (in shares and other securities) locally and abroad. The company has taken over responsibility of managing the Group's venture capital activities in Greece, the wider south-east European region, and those parts of western Europe where Greek businesses are active. Besides offering services to two Group entities that operate as offshore funds in Cyprus, i.e. NBG Greek Fund and NBG Balkan Fund, the company offers consulting services to three other investment firms set up by the Group in 2001, NBG Technology Fund (jointly with Microsoft), Turkish Private Equity Fund, and Innovative Enterprises S.A. (with the distinctive name iVen). Ethniki Venture Capital Management reviews investments in all business sectors (with the exception of shipping and real estate), focusing on high-tech industries, where there are substantial margins for expansion and a need for high-risk funds.

At 31 December 2001, total invested funds amounted to € 12.3 million and € 3.5 million for NBG Greek Fund and NBG Balkan Fund respectively. These two venture capital funds have carried out 11 investments in 9 non-listed, fast growing Greek businesses, as well as one investment in a Bulgarian business and one in an Egyptian business.

In seeking out and assessing investment opportunities the company collaborates with other Group companies, principally ETEVA and the Credit Centres. Ethniki Venture Capital Management aims to become a leading force in the venture capital market in Greece and south-east Europe in general.

Key figures (€ millions)	2001	2000	±%
Total assets	1.2	1.0	+20.0
Equity	0.8	0.5	+60.0
Share capital	0.3	0.3	-
Reserves	0.5	0.2	+150.0
Profit before tax	0.5	0.4	+25.0

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	0.2
Amounts due to NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	100.0%
Book value of shares held by NBG	-

NBG BALKAN FUND

The company is active in the venture capital market and is headquartered in Nicosia. National Bank of Greece and ETEVA established it in 1998 under the name ETEVA Balkan Fund Ltd. In 1999, it was renamed NBG Balkan Fund. Its objective is the investment of funds in all types of business activity in the Balkans, Eastern Europe and the East Mediterranean. It invests principally in shares arising from share capital increases by the companies in which it invests. It also lends money in the form of convertible bonds. It must be noted that the company does not aim to obtain control of the companies in which it invests. The company has invested a total of € 3.5 million in Egypt, Bulgaria and Romania.

Key figures (€ millions)	2001	2000	±%
Total assets	6.0	6.2	-3.2
Equity	6.0	6.2	-3.2
Share capital	5.9	5.9	-
Reserves	0.1	0.3	-66.7
Profit before tax	(0.2)	(0.1)	-

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	60.0%
NBG indirect participation (%)	40.0%
Book value of shares held by NBG	1.5

NBG GREEK FUND

The company is active in the venture capital market and is headquartered in Nicosia, Cyprus. National Bank of Greece and ETEVA established it in 1998 under the name ETEVA Greek Fund Ltd. In 1999, it was renamed NBG Greek Fund. It focuses on investing funds in unlisted Greek companies. It invests primarily in shares arising from share capital increases by the companies in which it invests. It also lends money in the form of convertible bonds. It should be noted that the company does not aim to obtain control of the companies in which it invests. During the year under review, its investments amounted to € 12.3 billion. Further investments amounting to GRD 1.5 billion have already been approved.

Key figures (€ millions)	2001	2000	±%
Total assets	16.5	12.3	+34.1
Equity	16.5	12.3	+34.1
Share capital	18.3	13.2	+38.6
Reserves	(1.8)	(0.9)	-
Profit before tax	(0.9)	1.0	-

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	86.7%
NBG indirect participation (%)	13.3%
Book value of shares held by NBG	15.4

ETEVA ROMANIA SA

ETEVA Romania was established in 1996 under the name S.C. Top Invest SA with the object of offering investment services. In 1999, it was taken over by ETEVA. It is headquartered in Bucharest and offers a wide range of investment activities. It is active, inter alia, in buying and selling securities on its own behalf and on behalf of third parties, in underwriting the placement of securities from primary and secondary issues, agency and broking services, the custody of funds and/or securities, the execution of orders in relation to the securities, the management of personal securities portfolios, market making and the distribution of investment funds.

Key figures (€ millions)	2001	2000	±%
Total assets	0.3	0.3	-
Equity	0.3	0.3	-
Share capital	0.5	0.4	+25.0
Reserves	(0.2)	(0.1)	-
Profit before tax	(0.2)	-	-

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	0.2
Amounts due to NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	100.0%
Book value of shares held by NBG	-

ETEVA ADVISORY SRL

The company was set up in 2000 and is headquartered in Bucharest, Romania. It is a subsidiary of ETEVA Romania and offers advisory services on investment activities that are not directly related with the Stock Exchange. These services cannot be offered by its parent company due to limitations set by the Romanian legal framework.

Key figures (€ millions)	2001	2000	±%
Total assets	-	-	-
Equity	-	-	-
Share capital	0.1	-	-
Reserves	-	-	-
Profit before tax	(0.1)	-	-

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	100.0%
Book value of shares held by NBG	-

ETEVA ESTATE FUND LTD

Established in 1998 by ETEVA, ETEVA Estate Fund Ltd is headquartered in Nicosia, Cyprus. It focuses on investing in companies that operate in the Balkans, the former USSR and the East Mediterranean with a special emphasis on tourism and property development.

Key figures (€ millions)	2001	2000	±%
Total assets	0.2	0.2	-
Equity	0.2	0.2	-
Share capital	0.2	0.2	-
Reserves	-	-	-
Profit before tax	-	-	-

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	100.0%
Book value of shares held by NBG	-

ETEVA EMERGING MARKETS FUND LTD

The company was established in 1998 by ETEVA and is headquartered in Nicosia, Cyprus. It focuses on investing in companies that operate in the Balkans, the former USSR and the East Mediterranean and specialize in high-tech and telecommunications industries.

Key figures (€ millions)	2001	2000	±%
Total assets	0.2	0.2	-
Equity	0.2	0.2	-
Share capital	0.2	0.2	-
Reserves	-	-	-
Profit before tax	-	-	-

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	100.0%
Book value of shares held by NBG	-

ETEVA VENTURE CAPITAL MANAGEMENT COMPANY LTD

The company was established in 1998 by ETEVA. It is based in Nicosia, Cyprus, and is active in the management and investment decisions for the two funds that are located in Cyprus (ETEVA Emerging Market Funds Ltd and ETEVA Estate Fund Ltd).

Key figures (€ millions)	2001	2000	±%
Total assets	-	-	-
Equity	-	-	-
Share capital	-	-	-
Reserves	-	-	-
Profit before tax	-	-	-

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	99.8%
Book value of shares held by NBG	-

ETEVA BULGARIA SA

The company was established in 1999 in Sofia, Bulgaria. Its main activity is to provide a full range of investment banking services. It provides financial consultancy services for privatizations (either to the State or to the potential buyer) and for acquisitions and mergers, brokers services for shares listed on the Sofia Stock Exchange, and financial analysis for selected companies and sectors.

Key figures (€ millions)	2001	2000	±%
Total assets	0.5	0.6	-16.7
Equity	0.5	0.6	-16.7
Share capital	0.6	0.6	-
Reserves	(0.1)	-	-
Profit before tax	(0.1)	-	-

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	0.5
Amounts due to NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	100.0%
Book value of shares held by NBG	-

NBG BANCASSURANCE

The company was established in 1998 in Athens. It provides insurance and reinsurance services and the evaluation of insurance contracts, especially in relation to the provision of housing loans.

Key figures (€ millions)	2001	2000	±%
Total assets	16.5	16.5	-
Equity	1.1	1.0	+10.0
Share capital	0.3	0.3	-
Reserves	0.8	0.7	+14.3
Profit before tax	1.7	2.9	-41.4

Relationship with NBG (€ millions)	2001
Dividends received by NBG	2.3
Amounts due from NBG	1.8
Amounts due to NBG	0.4
NBG direct participation (%)	99.7%
NBG indirect participation (%)	0.3%
Book value of shares held by NBG	0.3

NBG MANAGEMENT SERVICES

It was established during 2000 in Nicosia, Cyprus. It provides management services to the rest of the Group companies.

Key figures (€ millions)	2001	2000	±%
Total assets	1.2	0.7	+71.4
Equity	1.2	0.7	+71.4
Share capital	0.1	0.1	-
Reserves	1.1	0.6	+83.3
Profit before tax	0.5	(0.2)	-

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by NBG	1.0

NATIONAL MUTUAL FUND MANAGEMENT

It was established in 1993 with a view to launch mutual funds of secured income. It is based in Athens and the Bank owns directly 50.0% of its share capital.

Key figures (€ millions)	2001	2000	±%
Total assets	1.2	1.2	-
Equity	1.2	1.2	-
Share capital	1.2	1.2	-
Reserves	-	-	-
Profit before tax	-	-	-

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	0.1
Amounts due to NBG	-
NBG direct participation (%)	50.0%
NBG indirect participation (%)	50.0%
Book value of shares held by NBG	0.6

NBGI JERSEY LTD

It was founded in 2000 by NBG International and is based in London. It is 100.0% owned by the NBG Group through NBG International and is engaged in the management of venture capital funds.

Key figures (€ millions)	2001	2000	±%
Total assets	0.3	-	-
Equity	-	-	-
Share capital	-	-	-
Reserves	-	-	-
Profit before tax	-	-	-

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	0.3
NBG direct participation (%)	-
NBG indirect participation (%)	100.0%
Book value of shares held by NBG	-

NBGI PRIVATE EQUITY LTD

It was founded in 2000 by NBG International and is based in London. The company is engaged in the management of venture capital funds amounting to Euro 100 million which it invests in private medium-sized companies established in the UK and Western Europe.

Key figures (€ millions)	2001	2000	±%
Total assets	1.1	0.2	+450.0
Equity	0.2	0.2	-
Share capital	0.2	0.2	-
Reserves	-	-	-
Profit before tax	-	-	-

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	100.0%
Book value of shares held by NBG	-

9.2 Companies of the non- financial sector

ETHNIKI HELLENIC GENERAL INSURANCE SA

The company was established in 1891 in Athens. The direct and indirect participation of National Bank of Greece in its equity amounts to 73.4%. Ethniki Insurance is the Group's representative in the domestic insurance market. It issues policies covering a wide range of risk (life, health, fire, calamity, credit, aircraft, hull and cargo) and enjoys strong reinsurance backup via world-class companies active principally in Europe.

The company offers its products through a network of 58 branches, 140 insurance offices and 1 319 insurance agencies located throughout the country. Furthermore, its products are now available through the branches of NBG as well. Ethniki Insurance is the market leader for general insurance products and holds second place in the life insurance market. According to the latest statistics, the market share of Ethniki Insurance in the general insurance and life sectors is 21.2% and 16.1% respectively. For the year ended 31 December 2001, premia production increased 7.4%, totalling € 490 million as against € 456 million in 2000. The reduction in the company's equity in the past year reflects the loss incurred as a result of the revaluation of its securities on 31 December 2001.

The forthcoming changes in the country's insurance system should provide new opportunities for the private insurance sector in Greece. It is expected that the new pension system being planned for the country will provide for the participation of private insurance companies in supplementing workers' pension levels, where employees wish to have such cover. A significant increase in insurance demand is expected to occur with the preparations for the 2004 Athens Olympics. To facilitate the company's expansion and further boost its profitability, the development of new products (unit-linked, motor vehicle insurance, health) has already begun while emphasis is being placed on enhancing its real estate and the securities portfolio. In addition, in view of the company's expansion in south-east Europe, it set up jointly with NBG Cyprus two subsidiaries in Cyprus active in the life and general insurance sectors respectively. At the same time, the company is active in Romania via Societate Comerciala de Asigurare Reasigurare Eleno-Romana Garanta SA, in which it holds a majority shareholding.

Key figures (€ millions)	2001	2000	±%
Total Assets	1 270.4	1 322.4	-3.9
Equity	105.2	159.8	-34.2
Share Capital	71.7	52.6	+36.3
Reserves	33.5	107.2	-68.8
Profit before tax	30.3	18.5	+63.8

Relationship with NBG (€ millions)	2001
Dividends received by NBG	7.7
Amounts due from NBG	27.0
Amounts due to NBG	-
NBG direct participation (%)	73.4%
NBG indirect participation (%)	-
Book value of shares held by NBG	229.3

NATIONAL REAL ESTATE

The company was established in 1905 in Athens in order to establish, construct and utilize general warehouses in Greece and to participate in sectors relevant to its main activity, i.e. receiving, storing and managing goods, issuing storage titles, and so on. The Company has branches at various locations around the country, with central warehouses in Athens, Piraeus, Thessaloniki, Volos and Skidra, and modern storage facilities in Magoula, Attica, which are regularly expanded and upgraded. Since May 2000, the company's goals were broadened so as to enable it to buy, sell and utilize real estate, for which purpose it acquired four other Group companies operating in the same business area. NBG directly and indirectly holds 71.3% of the company's share capital. In 2001, the company posted a 16.6% increase in turnover (from € 8.9 million in 2000 to € 10.4 million in 2001) and a marked increase in utilization of its total storage space, from 84.5% in 2000 to 90.5% in 2001. In 2002 it is expected that the company will attain still greater market share chiefly through the construction of new storage facilities with a total floor space of 4 370 square metres in Sindos, as well as through the provision of complex services (combined distribution, third-party logistics, etc).

Key figures (€ millions)	2001	2000	±%
Total Assets	282.0	353.4	-20.2
Equity	274.0	338.6	-19.1
Share Capital	54.5	48.0	+13.5
Reserves	219.5	290.6	-24.5
Profit before tax	5.9	11.2	-47.3

Relationship with NBG (€ millions)	2001
Dividends received by NBG	0.5
Amounts due from NBG	66.0
Amounts due to NBG	-
NBG direct participation (%)	71.2%
NBG indirect participation (%)	0.1%
Book value of shares held by NBG	355.6

ASTIR PALACE VOULIAGMENIS SA

The company was set up in 1998 with the separation of the Vouliagmenis complex from Astir Hotel SA. It provides tourism and hotel related services. It runs three hotels (Arion, Nafsika and Aphrodite) which provide high-quality hotel services to individuals and corporations alike, with full conference and other leisure facilities.

The tourism sector is one of the most important sectors of the Greek economy. While in recent years the number of tourist arrivals has slowed down, in 2001 bookings by overseas visitors to the hotels increased by 1.8%, though bookings by domestic customers declined by 11.8%. The lower rate of domestic bookings was offset, however, by a lengthening of the average duration of stay from 3.5 days in 2000 to 3.8 days in 2001. The increase in the company's profits at a time of general economic underperformance suggests that the tourism sector still presents strong growth potential.

Astir Palace is a luxury hotel in the Athens area, but is the only one that combines the facilities of a resort and business hotel. This unique advantage is reflected in the increase in revenues deriving from ticket sales for admission to the hotel's beach facilities and from hiring of its conference facilities. The improvement and expansion of the existing premises (construction of a new convention centre and multiple function centre, and modernization of the buildings and installations) should boost the company's profitability yet further.

A significant advantage in this area is the fact that the company's clientele consists principally of individual clients (not groups) and conventions. This enables the company to operate without depending on tour operators, enabling it to follow an independent strategy and pricing policy.

Since July 2000 the company's stock has been listed on the ASE. NBG holds directly and indirectly 76.0% of the company's total share capital.

Key figures (€ millions)	2001	2000	±%
Total Assets	147.3	146.6	+0.5
Equity	135.2	134.2	+0.7
Share Capital	106.5	104.2	+2.2
Reserves	28.7	30.1	-4.7
Profit before tax	7.0	6.7	+4.5

Relationship with NBG (€ millions)	2001
Dividends received by NBG	2.4
Amounts due from NBG	47.0
Amounts due to NBG	2.0
NBG direct participation (%)	76.0%
NBG indirect participation (%)	-
Book value of shares held by NBG	191.4

ETHNODATA SA

The company, headquartered in Athens, was set up in 1981. It offers information systems consulting services, software development and training related to information systems and multimedia. NBG holds directly or indirectly the entire share capital of the company.

In view of the need to upgrade the computer systems (installation and back-up for the Globus programme) at NBG's subsidiary banks in Bulgaria (UBB) and the Former Yugoslav Republic of Macedonia (Stopanska Bank), Ethnodata set up two new affiliates in Sofia and Skopje, with the participation of the companies Informer and Planet.

Key figures (€ millions)	2001	2000	±%
Total Assets	7.7	8.4	-8.3
Equity	7.2	7.2	-
Share Capital	6.2	6.2	-
Reserves	1.0	1.0	-
Profit before tax	0.2	0.9	-77.8

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	2.0
Amounts due to NBG	-
NBG direct participation (%)	98.4%
NBG indirect participation (%)	1.6%
Book value of shares held by NBG	6.1

KADMOS SA

The company was established in 1993 in Athens. It owns an acrylic fibre processing factory in Stylida which is currently inactive.

Key figures (€ millions)	2001	2000	±%
Total Assets	1.7	1.6	+6.3
Equity	1.6	1.6	-
Share Capital	1.8	1.6	+12.5
Reserves	(0.1)	-	-
Profit before tax	-	-	-

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	98.2%
NBG indirect participation (%)	1.8%
Book value of shares held by NBG	1.7

ERMIONI SA

The company was established in 1992 in Athens. It owns 120 acres of land by the coast in the Ermioni (Argolis) area and an inactive marble industry.

Key figures (€ millions)	2001	2000	±%
Total Assets	2.0	1.9	+5.3
Equity	1.9	1.9	-
Share Capital	1.9	1.8	+5.6
Reserves	-	0.1	-
Profit before tax	-	-	-

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	99.9%
NBG indirect participation (%)	0.1%
Book value of shares held by NBG	1.8

ETHNIKI REAL ESTATE & TOURIST COMPANY SA

It was set up in 1909 providing real estate and asset management services.

Key figures (€ millions)	2001	2000	±%
Total Assets	16.0	15.3	+4.6
Equity	15.9	15.3	+3.9
Share Capital	0.9	0.9	-
Reserves	15.0	14.4	+4.2
Profit before tax	0.3	0.2	+50.0

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	100.0%
Book value of shares held by NBG	-

DIONYSOS SA

The company was established in 1925 to develop housing in the Dionysos area of Attica. During 2000, Ethniki Real Estate SA acquired the company's shares from NBG.

Key figures (€ millions)	2001	2000	±%
Total Assets	0.9	0.9	-
Equity	0.9	0.8	+12.5
Share Capital	1.6	1.3	+23.1
Reserves	(0.7)	(0.5)	-40.0
Profit before tax	-	-	-

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	99.8%
Book value of shares held by NBG	-

HELLENIC TOURIST CONSTRUCTIONS SA

The company was established in 1970 to develop housing in the Tatoi area. In 2000, Ethniki Real Estate SA acquired the company's shares from NBG.

Key figures (€ millions)	2001	2000	±%
Total Assets	25.4	25.4	-
Equity	25.4	25.4	-
Share Capital	25.6	25.6	-
Reserves	(0.2)	(0.2)	-
Profit before tax	-	-	-

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	77.8%
Book value of shares held by NBG	-

MORTGAGE, TOURIST PROTYPOS SA

The company was established in 1993 in Piraeus to develop and repair the area in which the fertilizer factory of Drapetsona was located. During 2000, Ethniki Real Estate SA acquired the company's shares from NBG.

Key figures (€ millions)	2001	2000	±%
Total Assets	31.4	33.5	-6.3
Equity	24.6	26.6	-7.5
Share Capital	43.9	42.8	+2.6
Reserves	(19.3)	(16.3)	-18.4
Profit before tax	(2.8)	(5.9)	+52.5

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	2.0
NBG direct participation (%)	-
NBG indirect participation (%)	100.0%
Book value of shares held by NBG	-

EKTENEPOL CONSTRUCTION COMPANY

It was established in 1973 in Athens. It is a construction company active in urban projects and other real estate. In 2000, Ethniki Real Estate SA acquired the company's stock from NBG.

Key figures (€ millions)	2001	2000	±%
Total Assets	17.7	21.9	-19.2
Equity	10.7	7.6	+40.8
Share Capital	10.9	3.6	+202.8
Reserves	(0.2)	4.0	-
Profit before tax	1.9	1.4	+35.7

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	4.0
Amounts due to NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	100.0%
Book value of shares held by NBG	-

GREEK HOTELS & TOURIST COMPANIES OF GREECE SA

The company was established in 1973 in Athens. It is mainly active in the hotel and leisure business.

Key figures (€ millions)	2001	2000	±%
Total Assets	2.0	2.0	-
Equity	2.0	2.0	-
Share Capital	2.9	2.9	-
Reserves	(0.9)	(0.9)	-
Profit before tax	-	-	-

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by NBG	2.9

NBG TRAINING CENTER SA

The Training Center was set up in Athens in 1994. It organizes seminars and provides training services in a modern convention and training center covering an area of 7 300 square meters located in privately owned land in Glyfada.

Key figures (€ millions)	2001	2000	±%
Total Assets	1.3	1.8	-27.8
Equity	0.3	0.5	-40.0
Share Capital	0.1	0.1	-
Reserves	0.2	0.4	-50.0
Profit before tax	-	0.3	-

Relationship with NBG (€ millions)	2001
Dividends received by NBG	0.1
Amounts due from NBG	-
Amounts due to NBG	1.0
NBG direct participation (%)	98.0%
NBG indirect participation (%)	2.0%
Book value of shares held by NBG	0.1

GRAND HOTEL - SUMMER PALACE SA

The company was established in 1960 in Athens. It manages a hotel of the same name in Rhodes that is leased to third parties. During 2000, NBG acquired the company's entire share capital while its previous participation was indirect.

Key figures (€ millions)	2001	2000	±%
Total Assets	11.3	11.2	+0.9
Equity	6.8	6.6	+3.0
Share Capital	6.3	3.3	+90.9
Reserves	0.5	3.2	-84.4
Profit before tax	0.9	0.6	+50.0

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	4.0
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by NBG	5.8

ASTIR ALEXANDROUPOLIS SA

The company was set up in 1998 as a result of the split of the Alexandroupolis complex from ASTIR Hotels SA. It owns and manages a hotel of the same name in Alexandroupolis. In the year 2000 NBG acquired the company's entire share capital while its previous participation was indirect.

Key figures (€ millions)	2001	2000	±%
Total Assets	5.1	5.1	-
Equity	4.6	4.5	+2.2
Share Capital	4.0	4.0	-
Reserves	0.6	0.5	+20.0
Profit before tax	0.2	0.2	-

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	1.0
Amounts due to NBG	-
NBG direct participation (%)	100.0%
NBG indirect participation (%)	-
Book value of shares held by NBG	4.0

EUROPE AEGA

The company was established in 1985 in Athens. It provides general insurance services specializing in policies covering significant commercial and industrial risks. Its highly developed Technical Insurance division entitles the company to insure construction projects carried out in Greece by both domestic and non-Greek companies.

EUROPE runs a network of 50 insurance agents and 15 brokers. The corresponding figures for 2000 were 40 and 8 respectively. During 2001, the adverse stock market conditions affected it's profitability despite the 37.0% increase of its insurance premia.

Key figures (€ millions)	2001	2000	±%
Total Assets	15.4	15.8	-2.5
Equity	6.1	6.1	-
Share Capital	5.3	5.3	-
Reserves	0.9	0.8	+12.5
Profit before tax	0.8	1.4	-42.9

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	30.0%
Book value of shares held by NBG	-

SIEMENS TELEVIOMICHANIKI SA

Siemens Televiomichaniki SA was established in 1964 in Thessalonica. It operates from its own premises to produce telecommunication and electronic materials. Its leading clients include SIEMENS of Germany and the Hellenic Telecommunications Organization.

Key figures (€ millions)	2001	2000	±%
Total Assets	133.4	134.1	-0.5
Equity	28.5	22.8	+25.0
Share Capital	13.3	13.2	+0.8
Reserves	15.2	9.6	+58.3
Profit before tax	24.6	16.4	+50.0

Relationship with NBG (€ millions)	2001
Dividends received by NBG	1.0
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	30.0%
NBG indirect participation (%)	-
Book value of shares held by NBG	9.4

AGET HERACLES

The company was established in 1909 in Athens. It produces and distributes cement and concrete.

Key figures (€ millions)	2001	2000	±%
Total Assets	425.8	402.9	+5.7
Equity	196.4	191.6	+2.5
Share Capital	109.5	196.1	-44.2
Reserves	86.9	(4.5)	-
Profit before tax	57.9	36.4	+59.1

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	27.0%
NBG indirect participation (%)	-
Book value of shares held by NBG	224

"YES" GREEK LEASING GROUP

The company was established in 2000 in Athens and offers car leasing services. The company's first balance sheet was compiled on 31 December 2001. NBG owns 49.0% of the company's share capital.

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	49.0%
NBG indirect participation (%)	-
Book value of shares held by NBG	1.4

DATA PLAN SA HUMAN RESOURCES

Set up in 2000 in Athens, this company provides human resources services. NBG has an indirect participation of 100% (through ETHNODATA). The company compiled its first balance sheet on 31 December 2001.

Key figures (€ millions)	2001	2000	±%
Total Assets	0.9	-	-
Equity	0.1	-	-
Share Capital	0.1	-	-
Reserves	-	-	-
Profit before tax	0.1	-	-

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	1.0
Amounts due to NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	100.0%
Book value of shares held by NBG	-

SOCIAL SECURITIES FUNDS MANAGEMENT

Established in 2000 in Athens, it is engaged in managing the reserves of the three major Greek social securities funds. The Bank holds 40.0% of the share capital.

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	40.0%
NBG indirect participation (%)	-
Book value of shares held by NBG	0.5

ACTION PLAN SA

Established in 1999 in Athens, the company provides product distribution services through telemarketing.

Key figures (€ millions)	2001	2000	±%
Total Assets	4.3	4.8	-10.4
Equity	(3.2)	(1.2)	-
Share Capital	1.3	1.3	-
Reserves	(4.5)	(2.5)	+80.0
Profit before tax	(2.9)	(2.7)	+7.4

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	15.0%
NBG indirect participation (%)	-
Book value of shares held by NBG	0.3

FTEROTOS HERMES SA COURIER SERVICES

The company, established in 1999 in Athens, provides door-to-door delivery services.

Key figures (€ millions)	2001	2000	±%
Total Assets	1.8	2.1	-14.3
Equity	(6.7)	(3.0)	-123.0
Share Capital	0.6	0.6	-
Reserves	(7.3)	(3.6)	-102.8
Profit before tax	(3.6)	(3.9)	+7.8

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	15.0%
NBG indirect participation (%)	-
Book value of shares held by NBG	0.2

OTEnet SA

Established in 1996 and based in Athens, OTEnet provides Internet access services. The Bank's participation in the company commenced in 2000.

Key figures (€ millions)	2001	2000	±%
Total Assets	27.9	24.8	+12.5
Equity	8.8	10.8	-18.5
Share Capital	5.4	5.3	+1.9
Reserves	3.4	5.5	-38.2
Profit before tax	(2.0)	1.0	-

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	10.0%
NBG indirect participation (%)	-
Book value of shares held by NBG	4.9

PLANET ERNST & YOUNG SA

Established in 1987 and based in Athens, the company provides consulting and research services.

Key figures (€ millions)	2001	2000	±%
Total Assets	18.4	12.6	+46.0
Equity	7.0	6.6	+6.1
Share Capital	2.4	2.4	-
Reserves	4.6	4.2	+9.5
Profit before tax	0.7	1.3	-46.2

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	25.0%
NBG indirect participation (%)	-
Book value of shares held by NBG	3.1

AUDATEX HELLAS SA

Established in 1999 and based in Athens, Audatex Hellas provides assessments on car damages. The company has the exclusive rights to use the AUDATEX information system used by AUDATEX Switzerland to issue objective assessments electronically. The Bank participates in its share capital indirectly through Ethniki Insurance that owns 80.0%.

Key figures (€ millions)	2001	2000	±%
Total Assets	0.9	1.1	-18.2
Equity	0.9	1.1	-18.2
Share Capital	1.2	1.2	-
Reserves	(0.3)	-	-
Profit before tax	(0.2)	(0.8)	+75.0

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	80.0%
Book value of shares held by NBG	-

THESSALONICA TRADING CENTER SA

The company was set up in 1994 and is based in Thessalonica. It offers a wide range of stock exchange services.

Key figures (€ millions)	2001	2000	±%
Total Assets	5.1	6.8	-25.0
Equity	4.9	5.7	-14.0
Share Capital	3.0	2.9	+3.4
Reserves	1.9	2.8	-32.1
Profit before tax	(0.6)	1.2	-

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	14.0%
NBG indirect participation (%)	0.2%
Book value of shares held by NBG	0.4

DIAS INTERBANKING SYSTEMS SA

Set up in 1999 and based in Athens, the company runs and monitors the inter-bank check clearing and ATM systems.

Key figures (€ millions)	2001	2000	±%
Total Assets	33.2	28.2	+17.7
Equity	30.1	26.7	+12.7
Share Capital	21.4	20.8	+2.9
Reserves	8.7	5.8	+50.0
Profit before tax	3.4	3.1	+9.7

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	11.5%
NBG indirect participation (%)	0.9%
Book value of shares held by NBG	2.4

PHOSPHATE FERTILIZERS INDUSTRY SA

The company was set up in 1962 under the name of NORTHERN GREECE CHEMICAL INDUSTRIES SA and in 1999 was merged with PHOSPHATE FERTILIZERS INDUSTRY SA. It produces and distributes phosphate fertilizers and related products.

Key figures (€ millions)	2001	2000	±%
Total Assets		267.0	-
Equity		90.9	-
Share Capital		81.3	-
Reserves		9.6	-
Profit before tax		(31.7)	-

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	24.2%
NBG indirect participation (%)	-
Book value of shares held by NBG	40.2

TEIRESIAS INTERBANKING SYSTEMS SA

The company was set up in 1997 and is based in Athens. It runs and monitors a database with information on bankruptcies, bad checks, etc. accessible to banks.

Key figures (€ millions)	2001	2000	±%
Total Assets	4.6	6.1	-24.6
Equity	2.6	2.6	-
Share Capital	0.9	0.9	-
Reserves	1.7	1.7	-
Profit before tax	0.5	1.9	-73.7

Relationship with NBG (€ millions)	2001
Dividends received by NBG	0.2
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	39.0%
NBG indirect participation (%)	0.4%
Book value of shares held by NBG	0.3

ETHNIKI GENERAL INSURANCE LIFE (CYPRUS) LTD

The company was set up in 2000. It is based in Cyprus and provides life insurance and related services. ETHNIKI HELLENIC GENERAL INSURANCE and NATIONAL BANK OF GREECE (CYPRUS) participate in its share capital with 86.7% and 7.5% respectively.

The company runs a network of 4 branches located in Nicosia, Limassol, Larnaca and Pafos and employs 10 insurance agents and 30 brokers.

Key figures (€ millions)	2001	2000	±%
Total Assets	19.3	-	-
Equity	6.4	-	-
Share Capital	5.7	-	-
Reserves	0.7	-	-
Profit before tax	0.4	-	-

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	94.2%
Book value of shares held by NBG	-

ETHNIKI GENERAL INSURANCE (CYPRUS) LTD

The company is a subsidiary of *ETHNIKI GENERAL INSURANCE LIFE (CYPRUS) LTD.* It was set up in 2000 and is based in Cyprus. It issues insurance policies covering a wide variety of risks.

Key figures (€ millions)	2001	2000	±%
Total Assets	6.1	-	-
Equity	2.1	-	-
Share Capital	2.3	-	-
Reserves	(0.2)	-	-
Profit before tax	(0.2)	-	-

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	100.0%
Book value of shares held by NBG	-

OLYMPIAS TOURISM-HOTELS SA

It was set up in 1973 in Athens and is active in the hotel and tourism business. It is a subsidiary of ETEVA.

Key figures (€ millions)	2001	2000	±%
Total Assets	3.5	3.5	-
Equity	3.5	3.5	-
Share Capital	3.5	3.5	-
Reserves	-	-	-
Profit before tax	-	-	-

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	100.0%
Book value of shares held by NBG	-

EVIOP-TEMPO SA

The company was set up in 1971 and is based in Vasiliko Evia. It manufactures electric materials for household and industrial purposes. The company's accounting year ends in June and the Bank holds an indirect participation through ETEVA.

Key figures (€ millions)	2001	2000	±%
Total Assets	32.6	32.3	+0.9
Equity	21.8	20.5	+6.3
Share Capital	9.9	9.7	+2.1
Reserves	11.9	10.8	+10.2
Profit before tax	2.5	3.7	-32.4

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	28.3%
Book value of shares held by NBG	-

HELLENIC TOURIST ENTERPISES SA

It was set up in 1969 and is based in Athens. The company sets up and manages hotel and tourism enterprises. The Bank holds an indirect participation through ETEVA.

Key figures (€ millions)	2001	2000	±%
Total Assets	-	3.6	-
Equity	-	2.7	-
Share Capital	-	2.8	-
Reserves	-	(0.1)	-
Profit before tax	-	-	-

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	20.2%
Book value of shares held by NBG	-

MINING & INDUSTRIAL MINERALS MEVIOR SA

It was set up in 1981 and is based in Thessalonica. It extracts, exploits and processes mineral deposits and is active in trading minerals and their byproducts for its own use or for third parties.

Key figures (€ millions)	2001	2000	±%
Total Assets	-	4.7	-
Equity	-	2.6	-
Share Capital	-	1.5	-
Reserves	-	1.1	-
Profit before tax	-	0.3	-

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	21.3%
Book value of shares held by NBG	-

BERING CORPORATE FINANCING SA

The company was set up in 1991 in Athens and provides capital investment services.

Key figures (€ millions)	2001	2000	±%
Total Assets	-	14.6	-
Equity	-	4.2	-
Share Capital	-	3.1	-
Reserves	-	1.2	-
Profit before tax	-	15.7	-

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	7.4%
NBG indirect participation (%)	10.4%
Book value of shares held by NBG	0.2

HELLENIC SPINNING MILLS OF PELLA SA

The company was established in 1973 and is based in Thessalonica. It manufactures cotton fibres and its accounting year ends in June.

Key figures (€ millions)	2001	2000	±%
Total Assets	10.8	5.7	+89.5
Equity	2.1	4.2	-50.0
Share Capital	3.8	3.8	-
Reserves	(1.7)	0.4	-
Profit before tax	(1.9)	0.6	-

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	20.9%
Book value of shares held by NBG	-

SPRAY PACK SA

The company was set up in 1972 and is based in Athens. Its operations comprise the production and packing of cosmetics and the bottling of freezing gases.

Key figures (€ millions)	2001	2000	±%
Total Assets	9.1	9.3	-2.2
Equity	1.9	1.8	+5.6
Share Capital	1.6	1.6	-
Reserves	0.3	0.2	+50.0
Profit before tax	0.1	(0.3)	-

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	16.3%
Book value of shares held by NBG	-

ELSA SA

The company was set up in 1928 and is based in Piraeus. It manufactures tin plated cans and containers.

Key figures (€ millions)	2001	2000	±%
Total Assets		38.7	-
Equity		15.7	-
Share Capital		8.5	-
Reserves		7.2	-
Profit before tax		1.1	-

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	20.6%
Book value of shares held by NBG	-

LARKO MINING SA

The company extracts coal and produces ironnickel. It was set up in 1989 and is based in Athens

Key figures (€ millions)	2001	2000	±%
Total Assets		198.1	-
Equity		93.1	-
Share Capital		163.8	-
Reserves		(70.7)	-
Profit before tax		23.5	-

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	20.9%
NBG indirect participation (%)	15.5%
Book value of shares held by NBG	12.1

COSMOONE HELLAS MARKET SITE SA

The company was set up in 2000, it is based in Athens and provides Internet services.

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	15.0%
Book value of shares held by NBG	1.2

HELLENIC SPINNING MILLS OF PELLA SA

The company was established in 1973 and is based in Thessalonica. It manufactures cotton fibres and its accounting year ends in June.

Key figures (€ millions)	2001	2000	±%
Total Assets	10.8	5.7	+89.5
Equity	2.1	4.2	-50.0
Share Capital	3.8	3.8	-
Reserves	(1.7)	0.4	-
Profit before tax	(1.9)	0.6	-

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	20.9%
Book value of shares held by NBG	-

SPRAY PACK SA

The company was set up in 1972 and is based in Athens. Its operations comprise the production and packing of cosmetics and the bottling of freezing gases.

Key figures (€ millions)	2001	2000	±%
Total Assets	9.1	9.3	-2.2
Equity	1.9	1.8	+5.6
Share Capital	1.6	1.6	-
Reserves	0.3	0.2	+50.0
Profit before tax	0.1	(0.3)	-

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	16.3%
Book value of shares held by NBG	-

ELSA SA

The company was set up in 1928 and is based in Piraeus. It manufactures tin plated cans and containers.

Key figures (€ millions)	2001	2000	±%
Total Assets		38.7	-
Equity		15.7	-
Share Capital		8.5	-
Reserves		7.2	-
Profit before tax		1.1	-

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	20.6%
Book value of shares held by NBG	-

LARKO MINING SA

The company extracts coal and produces ironnickel. It was set up in 1989 and is based in Athens

Key figures (€ millions)	2001	2000	±%
Total Assets		198.1	-
Equity		93.1	-
Share Capital		163.8	-
Reserves		(70.7)	-
Profit before tax		23.5	-

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	20.9%
NBG indirect participation (%)	15.5%
Book value of shares held by NBG	12.1

COSMOONE HELLAS MARKET SITE SA

The company was set up in 2000, it is based in Athens and provides Internet services.

Relationship with NBG (€ millions)	2001
Dividends received by NBG	-
Amounts due from NBG	-
Amounts due to NBG	-
NBG direct participation (%)	-
NBG indirect participation (%)	15.0%
Book value of shares held by NBG	1.2

10. Strategy of the NBG Group

The guiding principle behind the NBG Group's strategy is the **creation of shareholder value**. To achieve this, the Bank and its various subsidiaries endeavour to strengthen their activity in sectors presenting strong competitive advantages and significant growth prospects.

Alongside its organic growth, NBG examines the potential of strategic cooperation, acquisitions and mergers in both the domestic and foreign markets. In the new economic landscape of European integration and the single currency, the creation within the domestic market of strong financial institutions with a European outlook is of vital importance not just for NBG, its shareholders and customers, but for the Greek economy as a whole. The Bank and its Group, however, only seek to expand when this is considered to offer real benefits. Cooperation and synergies must serve to promote the strategic goals of the Bank, enhance its value, and benefit shareholders.

Our strategy to create shareholder value is backed by a programme of continuous adaptation and enhancement of the Group's structures and the implementation of a strict regime of cost controls.

The Bank of the Greek family

Competition in the banking sector became even more intense in 2001. This was due in part to the reduction in interest rates, and in part to the appearance in the sector of a number of new companies providing financial services and products. We responded to the demands of this new situation by creating innovative products and services, and by enhancing and broadening our distribution network. The Bank aims at providing integrated solutions for the financial needs of the Greek family and household within today's constantly evolving economic environment. It has created new products, and deposit/investment solutions that offer high returns at low risk. In 2001, the Group was in the vanguard of Greek retail banking, offering more products to more customers than at any time in the past. The trust that approximately 5 million customers showed in us gave us first place across all segments of retail banking for yet another year. This is reflected in the fact that in 2001 housing and consumer credit represented no less than 46% of total lending to the private sector.

Creating value for our customers

It would not be possible to create value for our shareholders if we did not generate value for our customers. The customer-focused orientation of the Bank has been enhanced with the reorganisation of its branch network and the conversion of branches into customer service centres. This new generation of branches is gradually being staffed by specially trained banking officers whose task is to effectively address the diverse financial requirements of our customers. By the end of 2001, no less than 170 of these new-style branches were in operation, generating impressive results.

The introduction of the loans and deposits management system (IRIS), which includes the customer relationship administration system, should boost product promotion and enhance customers' confidence in the Bank.

Alongside the reorganisation of the branch network, we are designing and enriching alternative delivery networks for our products (internet banking, ATMs, third-party agreements with durable goods merchants, and so on).

Growing selected areas of business credit

NBG is endeavouring to grow in those traditional areas of banking where it identifies vigorous growth potential and high profit margins, so as to enhance its income. A key area of this effort is lending to SMEs, business players whose role is central to the Greek economy. Since 1999, as part of our policy to reorganise credit approval procedures, we have set up specialised credit centres for small and medium-sized enterprises. Recently, it was decided to incorporate lending for professionals and small enterprises (with a turnover of up to € 1 million) in retail banking activities. This move is in line with international practice, and aims to enhance the Bank's activity in the sphere of SME financing, exploit its potential for cross-selling products and services, and thereby gain market share in this segment.

In the sphere of large corporate financing, the Bank places its funds in sectors that present healthy growth prospects. In granting funds, we take into consideration the financial strength, dynamism and overall relationship of the business with the Bank. We have been making selective strategic moves in the corporate bond market. Since early 2001, we have been growing a high quality, enhanced liquidity corporate bond portfolio. This enables the Bank to prudently advance into EU exposures, enhance its profit margins, and increase the liquidity of its assets.

Technological superiority: investing in infrastructures

We could hardly attempt to grow our operations and compete in today's market without placing special emphasis on the development of our technological infrastructure. In investing in technology the NBG Group aims to run with the first league players of the financial sector. Advanced banking technology is crucial if the organisation wishes to provide swift and efficient service for its customers, develop new products and rationally manage its resources. Over the period 1999-2001, the Bank invested more than €170 million in technology.

In 2001, the Bank and the Group prepared themselves for the introduction of the euro. The changeover was an outstanding success. Last year, the IRIS system, which currently supports the management of mortgages and consumer loans, also came into operation, though its application will spread to the Bank's other activities in the future. The system is expected to enhance customer service and streamline a substantial portion of operations at our branches.

Investing in human resources

NBG sees its human resources as a key to successful business growth. It attaches particular importance assuring its staff is equipped with the qualifications and skills to meet the exacting demands of modern-day banking. To this end, staff training is provided in areas relating to banking and technology.

Expanding selectively abroad

NBG aims to become a frontline financial product and service provider in the Balkans and southeast Europe. While we are aware of the economic and political instability that has afflicted the region in recent years, our strategy is long-term and we are pursuing it steadily and cautiously. This caution is reflected in the relatively low level of assets we have in fact invested in the region: at 31 December 2001, the Group's units in the Balkans accounted for 3% of its total assets. Having established the critical weight that enables it to play a leading role in the provision of financial products and services in the region, NBG wishes to contribute to the development of the economies in which it operates. In 2001, we set up a branch in Belgrade, Yugoslavia, and in 2002 we plan to expand to a number of other large Yugoslavian cities.

Likewise, NBG attaches particular importance to its presence in the major international financial centres, where it can exploit the opportunities that arise from these markets and leverage the Group's expertise and know-how in the Greek and regional markets.

Controlling costs

The creation of financial value assumes growth in the Bank's income. It also assumes, however, strict control of its operating costs. The Bank, by monitoring closely the progress of the budgets of all its units, seeks to keep its expenditures under careful control and thus improve its efficiency ratios. Various measures contribute to this overall aim, such as a reduction in staff achieved through voluntary early retirement packages, and the implementation of strict limits on the number of new hirings. Over the course of the past two years, NBG has successfully implemented two VER packages, which have led to a reduction in the total number of employees of the Bank.

Disposing of non-core assets

The NBG Group has systematically been withdrawing from businesses that do not constitute a part of its core activities. In the period 1996-2001, the Group disposed of non-core real estate amounting to approximately € 1 billion. In 2001, the adverse climate in the domestic and international stock markets was not conducive to the profitable disposal of the Group's non-core assets, apart from sale of real estate. The Bank's principal concern is to render to its shareholders the value of such assets via their disposal and the investment of the funds raised in activities that offer higher returns. This means that the Bank is not prepared to sell its non-core assets at any price. To do this, however, circumstances must be such that a fair price, at least, is assured. This price represents significant investment value for NBG, and past holdings which may have become unprofitable should be rendered beneficial to shareholder value.

The expansion of the Group's operations and the improvement in its profitability would be impossible without the constant monitoring and prudent management of the risks that the Bank and its subsidiaries undertake. NBG has designed and implemented clearly laid-out procedures, backed by investment in technology and appropriately trained personnel, to enable effective management of the risks that it undertakes.

11. Regulatory regime

11.1 Regulation and Supervision of banking in Greece

The Bank of Greece is the central bank in the Hellenic Republic. It is exclusively responsible for the licensing and supervision of credit institutions in Greece, with a view to secure the stability of the credit system and to protect depositors. Apart from granting banking licenses the central bank issues guidelines relating to the operations, capital adequacy, risk exposure and the investment activities of credit institutions.

The EU Council's main directives on regulation of credit institutions have been adopted under Greek law, including:

The own Funds Directive (EU Council Directive 89/299), which defines a bank's capital for purposes of determining solvency and was adopted under Greek law pursuant to Act No. 2053/18.03.1992 of the Governor of the Bank of Greece.

The Second Banking Directive (EU Council Directive 89/646), which was fully implemented by Greek law 2076/1992 "Banking Practices and Related Matters".

The Solvency Ratio Directive (EU Council Directive 89/674), which was adopted under Greek law pursuant to Act No. 2054/18.03.1992 of the Governor of the Bank of Greece.

The "Large Exposures Directive" (EU Council Directive 92/121), on the supervision and monitoring of large exposures of credit institutions, which was adopted under Greek law pursuant to Act No. 2246/13.07.1993 of the Governor of the Bank of Greece.

The Second Consolidated Supervision Directive (EU Council Directive 92/30), on the supervision of credit institutions on a consolidated basis (amending the First Consolidated Supervision Directive), which was implemented by Presidential Decree 267/1995, and

The Capital Adequacy Directive (EU Council Directive 93/6), which was fully implemented by Greek Law 2396/96 and Act No. 2397/96 of the Governor of the Bank of Greece regarding the capital adequacy of credit institutions.

The central bank is responsible for taking precautionary and restraining measures to eliminate regulatory violations. On this basis, it has the power to inspect the books and records of credit institutions thus identifying potential violators. Furthermore it is empowered to impose penalties on credit institutions, should the need arise.

11.2 Requirements

All credit institutions operating in Greece are required to provide the central bank with the information stipulated by the Acts of the Governor of the Bank of Greece relating to credit control, adequacy, solvency and profitability (Act No. 1312/88 and 1313/88) on both a stand alone and a consolidated basis, supervision of their exposure to open currency positions (Act No. 2291/94), supervision of liquidity (Act No. 2156/92), and the adequacy of provisions for their lending activities (Act No 2442/99).

Furthermore, financial institutions must comply with the provisions of Articles 5 and 6 of Law 2145/1993 implementing the core provisions of EU Council Directive 91/308 regarding money laundering. The main provisions of Greek legislation on prohibiting the legitimization of revenues generated from illegal activities (L. 2331/1995) are as follows:

Money laundering is a criminal offence.

Persons subject to the law include, inter alia, credit institutions, mutual fund management companies and insurance undertakings.

Credit institutions (and other entities) are required to retain documents and notify authorities of suspicious transactions.

The responsibility for the enforcement of the above rests with the Bank of Greece, the Athens Stock Exchange, the Stock Exchange Committee and certain ministries.

Credit institutions must obtain approval from the central bank prior to acquiring a holding exceeding 10% (directly or indirectly) of the share capital of financial services companies and of those belonging to specific sectors. Pursuant to article 16 of L. 2076/92, holdings in other non-financial sector companies cannot exceed 15% of a bank's equity per company or 60% of a bank's equity in aggregate.

Furthermore, new and significant holdings (concentrations) must be reported to the Greek Competition Committee that is supervised by the Ministry of Development, in accordance with Greek Law 703/77 as amended by L. 2296/95 and L. 2323/95. The Athens Stock Exchange and the Stock Exchange Committee must be notified once specific holding percentage thresholds are crossed with respect to listed companies.

12. Cash Flow Statements

NATIONAL BANK OF GREECE SA
CASH FLOW STATEMENT 2001
REG. No 6062/06/B/86/01

			GRD thousands 2001	2000
A		**Cash flows from operating activities**		
A	100	**Cash Inflows**		
	101	Interest and commissions (Income)	1 101 118 005	1 422 659 629
	102	Income from securities	3 469 842	5 466 159
	103	Other income	12 346 546	26 968 554
	104	Gains from financial operations	2 581 451 590	2 103 414 197
	105	Proceeds from sale of trading securities	105 377 414 341	28 607 654 948
	106	Proceeds from sale of government and other securities	278 266 852	474 315 085
	108	Increase in deposits	1 674 278 721	1 462 631 742
	109	Plus: Decrease in accrued income	-	82 617 491
	109	Minus: Increase in accrued income	(26 097 569)	-
	110	Plus: Increase in deferred income	22 680 148	7 803 103
	111	Plus: Decrease in other assets	-	54 065 161
	111	Minus: Increase in other assets	(490 031 387)	-
	112	Proceeds from sale of assets acquired through auction	34 252 526	10 623 044
		Total Cash Inflows (A100)	110 569 149 615	34 258 219 113
A	200	**Cash Outflows**		
	201	Interest and commissions (Expenses)	718 455 866	1 099 104 295
	202	General administrative expenses	269 354 022	255 345 295
	203	Other expenses	8 089 639	7 759 996
	204	Losses from financial operations	2 573 359 127	2 093 242 442
	205	Purchase of trading securities	105 840 822 505	28 918 310 384
	206	Purchase of government and other securities	315 390 873	443 960 610
	207	Loans issued	1 119 319 128	896 707 701
	209	Plus: Increase in prepaid expenses	7 421 681	7 873 029
	210	Plus: Decrease in deferred expenses	7 472 552	12 029 186
	211	Plus: Decrease in other liabilities	35 841 975	-
	211	Minus: Increase in other liabilities	-	(144 064 032)
	212	Purchase of assets acquired through auction	1 339 418	2 078 147
	213	Taxes	88 020 295	71 574 435
		Total Cash Outflows (A200)	110 984 887 081	33 663 921 488
		Cash Flows from Operating Activities (A100-A200)=A	**(415 737 466)**	**594 297 625**
B		**Cash Flows from Investing Activities**		
B	100	**Cash Inflows**		
	101	Proceeds from sale of securities, participations and commercial paper	33 469 368	1 105 133 923
	102	Proceeds from sale of intangible and fixed assets	4 618 007	1 106 810
	103	Income from participations and securities	20 760 172	117 032 612
	104	Other income	2 441 827	2 229 256
		Total Cash Inflows (B100)	61 289 374	1 225 502 601
B	200	**Cash Outflows**		
	201	Purchase of securities, participations and commercial paper	96 749 395	952 581 728
	202	Purchase of intangible and fixed assets	41 652 376	25 950 985
		Total Cash Outflows (B200)	138 401 771	978 532 713
		Cash Flows from Investing Activities (B100-B200)=B	**(77 112 397)**	**246 969 888**
C		**Cash Flows from Financing Activities**		
C	100	**Cash Inflows**		
	102	Increase in subordinated liabilities	3 343 080	9 232 904
	104	Proceeds from sale of treasury stock	799 653	2 264 463
	105	Increase in amounts due to financial institutions	-	619
		Total Cash Inflows (C100)	4 142 733	11 497 986
		Cash Flows carried forward	**(488 707 130)**	**852 765 499**

	Cash Flows brought forward	**(488 707 130)**	**852 765 499**
C	**200 Cash Outflows**		
	201 *Decrease in liabilities from debt securities*	7 507 004	14 223 002
	204 Purchase of treasury stock and bonds	737 898	174 828 353
	205 Decrease in amounts due to financial institutions	20 291	-
	206 Interest of debt securities (expenses)	1 362 191	6 120 854
	207 Dividends	83 758 675	61 792 717
	208 Appropriation of profit to personnel	5 800 000	3 000 000
	209 Board of Directors' fees	15 000	15 000
	Total Cash Outflows (C200)	99 201 059	259 979 926
	Cash Flows from Financing Activities (C100-C200)=C	**(95 058 326)**	**(248 481 940)**
	CASH FLOWS OF THE BANK (A+/-B+/-C)	**(587 908 189)**	**592 785 573**
	Plus: CASH AT BEGINNING OF YEAR	3 800 165 096	3 207 113 973
	Plus: CASH AT BEGINNING OF YEAR OF COMPANIES ABSORBED DURING THE YEAR	0	265 550
	CASH AT END OF YEAR	**3 212 256 907**	**3 800 165 096**

Athens, 26 February 2002

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE CHIEF ACCOUNTANT
THEODOROS B. KARATZAS	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS N. LONGAKIS

AUDITORS' REPORT

To the Shareholders' of "National Bank of Greece SA"

We have audited the above Statement of Cash Flows of "National Bank of Greece SA" for the year ended 31 December 2001, which derives from the books, records and the audited financial statements of the Bank on which we have issued our auditors' report dated 26 February 2002.

In our opinion, the above Statement of Cash Flows presents the cash inflows and the cash outflows of the National Bank of Greece operations for the year then ended.

Athens, 26 February 2002

CERTIFIED PUBLIC ACCOUNTANTS AUDITORS

GEORGIOS J.MOSKOFIDIS	VASSILIOS D. PAPAGEORGAKOPOULOS	NIKOLAOS K. SOFIANOS
RN SOEL 11381	RN SOEL 11681	RN SOEL 12231

SOL SA CPA

DELOITTE &TOUCHE

NATIONAL BANK OF GREECE SA
CONSOLIDATED CASH FLOW STATEMENT 2001
REG. No 6062/06/B/86/01

			GRD thousands 2001	2000
A		**Cash flows from operating activities**		
A	100	**Cash Inflows**		
	101	Interest and commissions (Income)	1 256 219 674	1 627 768 906
	102	Income from securities	7 474 103	9 801 757
	103	Other income	19 918 286	36 143 602
	104	Gains from financial operations	2 816 631 334	2 110 987 300
	105	Proceeds from sale of trading securities	107 194 136 674	31 312 861 883
	106	Proceeds from sale of government and other securities	283 823 787	515 215 330
	108	Increase in deposits	1 742 194 332	1 432 756 845
	109	Plus: Decrease in accrued income	-	79 519 322
	109	Minus: Increase in accrued income	(20 857 014)	-
	110	Plus: Increase in differed income	4 736 528	8 312 734
	111	Plus: Decrease in other assets	-	70 923 734
	111	Minus: Increase in other assets	(503 056 187)	-
	112	Proceeds from sale of assets acquired through auction	34 442 526	13 288 909
		Total Cash Inflows (A100)	**112 835 664 043**	**37 217 580 322**
A	200	**Cash Outflows**		
	201	Interest and commissions (Expenses)	767 362 824	1 198 964 444
	202	General administrative expenses	342 294 805	314 640 331
	203	Other expenses	9 683 798	14 221 807
	204	Losses from financial operations	2 805 446 197	2 101 441 051
	205	Purchase of trading securities	107 631 369 885	31 619 453 668
	206	Purchase of government and other securities	319 320 955	489 551 401
	207	Loans issued	1 068 897 090	1 029 363 085
	209	Plus: Increase in prepaid expenses	7 510 540	8 400 407
	210	Plus: Decrease in deferred expenses	-	22 100 011
	210	Minus: Increase in deferred expenses	(5 398 809)	-
	211	Plus: Decrease in other liabilities	43 028 693	-
	211	Minus: Increase in other liabilities	-	(140 599 087)
	212	Purchase of assets acquired through auction	2 293 053	2 200 737
	213	Taxes	101 632 981	90 501 208
		Total Cash Outflows (A200)	113 093 442 012	36 750 239 063
		Cash Flows from Operating Activities (A100-A200)=A	**(257 777 969)**	**467 341 259**
B		**Cash Flows from Investing Activities**		
B	100	**Cash Inflows**		
	101	Proceeds from sale of securities, participations and commercial paper	75 324 914	1 152 290 055
	102	Proceeds from sale of intangible and fixed assets	20 381 790	9 606 056
	103	Income from participations and securities	13 987 298	104 895 417
	104	Other income	2 337 660	2 263 123
		Total Cash Inflows (B100)	112 031 662	1 269 054 651
B	200	**Cash Outflows**		
	201	Purchase of securities, participations and commercial paper	116 472 818	874 046 191
	201A	Purchase of shares in affiliated companies	25 921 357	164 846 811
	202	Purchase of intangible and fixed assets	98 707 110	60 177 038
		Total Cash Outflows (B200)	241 101 285	1 099 070 040
		Cash Flows from Investing Activities (B100-B200)=B	**(129 069 623)**	**169 984 611**
C		**Cash Flows from Financing Activities**		
C	100	**Cash Inflows**		
	102	Increase in subordinated liabilities	3 805 476	6 729 580
	103A	Minorities' contribution in affiliated companies' share capital increase	-	80 109 424
	104	Proceeds from sale of treasury stock	7 327 002	33 155 821
	105	Increase in amounts due to financial institutions	-	11 595 242
		Total Cash Inflows (C100)	11 132 478	131 590 067
		Cash flows carried forward	**(375 715 114)**	**768 915 937**

			2001	2000
		Cash flows brought forward	**(375 715 114)**	**768 915 937**
C	**200**	**Cash Outflows**		
	201	Decrease in liabilities from debt securities	9 551 552	20 009 573
	204	Purchase of treasury stock and bonds	7 028 410	211 703 445
	205	Decrease in amounts due to financial institutions	2 769 223	-
	206	Interest of debt securities (expenses)	2 343 400	6 142 941
	207	Dividends	94 971 942	67 685 341
	208	Appropriation of profit to personnel	6 180 000	3 670 000
	209	Board of Directors' fees	226 737	196 947
		Total Cash Outflows (C200)	123 071 264	309 408 247
		Cash Flows from Financing Activities (C100-C200)=C	**(111 938 786)**	**(177 818 180)**
		CASH FLOWS OF THE BANK (A+/-B+/-C)	**(498 786 378)**	**459 507 690**
		Plus: CASH AT BEGINNING OF YEAR	**3 881 910 181**	**3 280 690 712**
		Plus: CASH AT BEGINNING OF YEAR OF COMPANIES CONSOLIDATED FOR THE FIRST TIME	**-**	**141 711 779**
		CASH AT END OF YEAR	**3 383 123 803**	**3 881 910 181**

Athens, 26 February 2002

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE GROUP CHIEF ACCOUNTANT
THEODOROS B. KARATZAS	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KIRIAKOPOULOS

AUDITORS' REPORT

To the Shareholders' of "National Bank of Greece SA"

We have audited the above Consolidated Statement of Cash Flows of "National Bank of Greece S.A." and its subsidiaries for the year ended 31 December 2001, which derives from the audited consolidated financial statements for the year then ended on which we issued our auditors' report dated 26 February 2002.

In our opinion, the above Consolidated Statement of Cash Flows presents the cash inflows and the cash outflows of the National Bank of Greece Group operations for the year then ended.

Athens, 26 February 2002

CERTIFIED PUBLIC ACCOUNTANTS AUDITORS

GEORGIOS J.MOSKOFIDIS
RN SOEL 11381

VASSILIOS D. PAPAGEORGAKOPOULOS
RN SOEL 11681

NIKOLAOS K. SOFIANOS
RN SOEL 12231

SOL SA CPA

DELOITTE &TOUCHE

13. Annexes

ΛΕΥΚΗ ΣΕΛΙΔΑ

13.1 Financial Statements 2001 of the Bank and the Group

NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

FINANCIAL STATEMENTS AS AT 31 DECEMBER 2001

(Amounts in thousand drachmae)

ASSETS	31.12.2001			31.12.2000		
1. Cash in hand, balances with central banks			715.936.017			2.351.104.489
2. Treasury bills and other bills eligible for refinancing with central banks:						
(a) Treasury bills and similar securities			44.122.747			6.998.726
3. Loans and advances to credit institutions						
(a) Repayable on demand		2.369.610			2.665.066	
(b) Other loans and advances		2.608.525.757	2.610.895.367		1.547.676.978	1.550.342.044
3A. Reverse Repos			678.321.831			88.475.422
4. Loans and advances to customers		5.584.273.703			5.099.933.024	
Less: Provisions for doubtful debts		(267.102.696)	5.317.171.007		(258.731.766)	4.841.201.258
5. Debt securities including fixed-income securities:						
(a) Government		4.409.713.009			4.297.340.184	
(b1) Corporates		650.134.943			254.664.441	
(b2) Other issuers		85.168.220	5.145.016.172		42.992.093	4.594.996.718
6. Shares and other variable-yield securities			188.080.950			136.652.763
7. Participating interests			100.975.650			99.050.742
8. Shares in affiliated undertakings			568.568.317			536.867.880
9. Intangible assets						
(a) Establishment and formation expenses		1.307.111			1.234.152	
(c) Other intangible assets		69.831.661			54.067.014	
Less: Accumulated amortisation of intangible assets		(36.999.269)	34.139.503		(23.968.219)	31.332.947
10. Tangible assets						
(a) Land		57.862.637			58.515.430	
(b) Buildings	89.224.992			82.993.131		
Less: Accumulated depreciation of buildings	(64.495.777)	24.729.215		(61.038.503)	21.954.628	
(c) Furniture, electronic & other equipment	84.029.375			72.884.827		
Less: Accumulated depreciation of furniture, electronic & other equipment	(55.457.353)	28.572.022		(46.337.715)	26.547.112	
(d) Other tangible assets	3.292.269			3.255.794		
Less: Accumulated depreciation of other tangible assets	(2.076.335)	1.215.934		(1.932.914)	1.322.880	
(e) Fixed assets under construction and advances		7.949.807	120.329.615		3.600.431	111.940.481
12. Own shares and bonds			472.660			174.198.527
13. Other assets			673.278.257			192.404.408
14. Prepayments and accrued income			106.400.141			72.880.891
TOTAL ASSETS			16.303.708.234			14.788.447.296

LIABILITIES

1. Amounts owed to credit institutions						
(a) Repayable on demand		48.749.766			78.782.479	
(b) Time and at notice		1.016.645.055	1.065.394.821		591.176.746	669.959.225
2. Amounts owed to customers						
(a) Deposits		11.688.094.602			11.276.389.502	
(b) Other debts		122.533.902			111.461.935	
(c) Repos		2.001.317.778	13.811.946.282		1.145.272.011	12.533.123.448
3. Debts evidenced by certificates:						
(a) Debt securities in issue		582.596			589.444	
(b) Other		17.592.950	18.175.546		25.093.106	25.682.550
4. Other liabilities			475.862.451			537.432.067
5. Accruals and deferred income			76.654.148			61.446.562
6. Provisions for liabilities and charges:						
(a) Provisions for staff pensions and similar obligations		522.194			205.112	
(b) Provisions for taxation		1.314.571			2.737.727	
(c) Other provisions		3.333.340	5.170.105		3.212.502	6.155.341
6A. Provisions for general banking risks			2.349.271			2.206.670
7. Subordinated liabilities			76.104.542			72.761.462
Equity:						
8. Paid-up capital		349.732.863			340.085.245	
9. Share premium account		12.256.990			164.357.235	
10. Reserves						
(a) Statutory reserve	48.476.348			40.652.774		
(b) Extraordinary reserves	21.316.060			39.921.641		
(c) Tax-exempt reserves	246.726.948			211.955.910		
(d) Own shares reserve	472.660	316.992.016		-	292.530.325	
11. Fixed assets revaluation reserve		29.431.603			39.065.423	
11a. Fixed asset investment subsidy		82.377			188.330	
12. Retained earnings		63.555.219			23.018.569	
13. Mandatorily convertible bond (L. 2441/96)		-	772.051.068		20.434.844	879.679.971
TOTAL LIABILITIES			16.303.708.234			14.788.447.296

OFF-BALANCE SHEET ITEMS

1. Contingent liabilities			5.927.327.826			4.103.692.764
2. Commitments arising on sale and repurchase agreements			50.493			200.625
3. Other off-balance-sheet items						
(a) Items in custody and safekeeping		1.523.395.629			890.397.672	
(b) Commitments from bilateral contracts		7.108.637.028			8.339.217.485	
(c) Credit memo accounts		3.554.771.385	12.186.804.042		4.638.581.271	13.868.196.428
TOTAL OFF-BALANCE SHEET ITEMS			18.114.182.361			17.972.089.817

Notes:

1. The most recent revaluation of the fixed assets, in accordance with Law 2065/92, was carried out in 2000.
2. The fixed assets of the Bank are free of charges or encumbrances as at 31.12.2001.
3. The total number of employees in Greece and abroad was 15 194 as at 31.12.2001.
4. Certain corresponding amounts of the prior period have been reclassified for consistency purposes.
5. According to the four-digit codification of National Industry Classification Code (NICC), the revenues of the Bank are classified under caption 651.9 "Activities of other intermediary monetary organisations".

NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)
FINANCIAL STATEMENTS AS AT 31 DECEMBER 2001
(Amounts in thousand drachmae)

PROFIT AND LOSS ACCOUNT	31.12.2001			31.12.2000		
1. Interest receivable and similar income						
- Interest income from fixed-income securities	240.344.931			387.577.814		
- Other interest and similar income	769.068.639	1.009.413.570		951.978.262	1.339.556.076	
2. Interest payable and similar charges		(703.707.002)	305.706.568		(1.092.521.250)	247.034.826
3. Income from securities						
(a) Income from shares and other variable-yield securities	3.841.692			6.691.084		
(b) Income from participating interests	1.916.051			1.210.043		
(c) Income from shares in affiliated undertakings	17.580.043	23.337.786		16.144.162	24.045.289	
4. Commissions receivable		92.596.663	115.934.449		96.422.052	120.467.341
			421.641.017			367.502.167
5. Commissions payable			(16.111.055)			(12.703.899)
			405.529.962			354.798.268
6. Net profit on financial operations		120.073.378			238.872.018	
7. Other operating income		5.354.648	125.428.026		4.720.872	243.592.890
Total income			530.957.988			598.391.158
8. General administrative expenses						
(a) Staff costs						
- Wages and salaries	(133.648.309)			(126.623.453)		
- Social security costs	(49.837.249)			(47.842.888)		
- Other charges	(20.155.671)	(203.641.229)		(19.142.942)	(193.609.283)	
(b) Other administrative expenses						
- Taxes and duties	(10.455.398)			(12.821.026)		
- Service fees	(24.940.972)			(23.714.603)		
- Other fees to third parties	(30.316.423)	(65.712.793)	(269.354.022)	(25.200.383)	(61.736.012)	(255.345.295)
			261.603.966			343.045.863
9. Fixed assets depreciation		(27.125.377)			(22.925.026)	
10. Other operating charges		(3.965.097)	(31.090.474)		(3.384.951)	(26.309.977)
Profit on ordinary activities before provisions			230.513.492			316.735.886
11+12. Value adjustments in respect of loans and advances and provisions for contingent liabilities and for commitments			(40.000.000)			(38.000.000)
Profit on ordinary activities before tax			190.513.492			278.735.886
15. Extraordinary income		10.336.569			17.786.769	
16. Extraordinary charges		(4.643.840)			(4.848.375)	
17. Extraordinary profit		24.426.324	30.119.053		6.338.192	19.278.586
18. Profit (before tax)			220.632.545			298.014.472

APPROPRIATION ACCOUNT	31.12.2001	31.12.2000
Profit before tax	220.632.545	298.014.472
Add: Prior years' retained earnings brought forward	23.018.569	90.719
Less: Prior years' tax liabilities	-	(1.919.000)
Add: Distributable reserves	20.198.309	-
	263.849.423	296.186.191
Less:		
1. Income tax	(59.426.721)	(73.997.978)
2. Other taxes not included in operating expenses	(1.034.353)	(784.904)
Distributable profit	203.388.349	221.403.309
Appropriation of profit:		
1. Statutory reserve	7.823.574	11.080.000
2. Dividend	85.490.255	84.389.767
2a. Own shares reserve	472.660	-
6. Tax-exempt reserves	15.449.218	80.300.467
6b. Reserves taxed in a special way	24.782.423	19.599.506
7. Board of Directors' fees	15.000	15.000
7a. Staff bonus	5.800.000	3.000.000
8. Retained earnings carried forward	63.555.219	23.018.569
	203.388.349	221.403.309

Athens, 26 February 2002

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE CHIEF ACCOUNTANT
THEODOROS B. KARATZAS	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS N. LONGAKIS

AUDITORS' REPORT

To the Shareholders of National Bank of Greece S.A.

We have audited the Financial Statements and related notes thereto of National Bank of Greece S.A. for the year ended 31 December 2001. As part of our audit, we also considered the results of operations of the branches of the Bank. Branches located outside Greece were audited by local auditors. Our audit was conducted in accordance with the provisions of Article 37 of Codified Law 2190/1920 "For Societes Anonymes" and the auditing procedures we considered necessary, in accordance with the auditing standards adopted by the Greek Institute of Certified Public Accountants Auditors. The books and records of the Bank were made available and we were provided with all necessary information and clarifications we requested. There was no change in the accounting policies compared with those of the previous year. The Bank has complied with the provisions of the Greek Chart of Accounts for banks. We agreed the contents of the Board of Directors' Report to the General Meeting of the shareholders with the Financial Statements. The notes to the Financial Statements include the information required by par. 1Article 43a and Article 129 of Codified Law 2190/1920. In our opinion, the above Financial Statements and notes thereto, which derive from the Bank's books and records, present the asset structure and financial position of the Bank as at 31 December 2001 and the results of its operations for the year then ended, in accordance with the prevailing legislation and the accounting principles generally accepted in Greece, and are consistent with those applied in the previous year.

Athens, 26 February 2002
CERTIFIED PUBLIC ACCOUNTANTS-AUDITORS

GEORGIOS J. MOSKOFIDIS AM SOEL11381	VASSILIOS D. PAPAGEORGAKOPOULOS AM SOEL 11681	NIKOLAOS K SOFIANOS AM SOEL 12231
SOL S.A. CPA		DELOITTE & TOUCHE

NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2001

(Amounts in thousand drachmae)

ASSETS		31.12.2001			31.12.2000	
1. Cash in hand, balances with central banks			845.713.076			2.457.071.320
2. Treasury bills and other bills eligible for refinancing with central banks			61.503.077			26.305.287
3. Due from financial institutions						
(a) Repayable on demand		25.349.070			14.286.533	
(b) Other loans and advances		2.543.998.862	2.569.347.932		1.509.350.303	1.523.636.836
3A. Reverse Repos			669.171.311			89.622.009
4. Loans and advances to customers		6.560.051.949			6.053.483.844	
Less: Provisions for doubtful debts		(343.960.997)	6.216.090.952		(328.033.973)	5.725.449.871
5. Debt securities including fixed-income securities						
(a) Government		4.685.033.004			4.619.870.338	
(b1) Corporates		801.739.547			336.424.327	
(b2) Other issuers		279.250.286	5.766.022.837		230.915.709	5.187.210.374
6. Shares and other variable-yield securities			318.471.762			362.319.568
7. Participating interests			111.734.020			108.049.147
8. Shares in affiliated undertakings			277.592.116			278.010.595
9. Intangible assets						
(a) Establishment and formation expenses		2.249.437			1.802.737	
(a) Goodwill		1.402.031			1.499.903	
(c) Other intangible assets		82.282.612			62.300.633	
Less: Accumulated amortisation of intangible assets		(43.607.659)	42.326.421		(27.759.558)	37.843.715
10. Tangible assets						
(a) Land		71.871.578			73.298.363	
(b) Buildings	133.317.245			119.038.263		
Less: Accumulated depreciation of buildings	(75.663.508)	57.653.737		(72.040.847)	46.997.416	
(c) Furniture, electronic & other equipment	127.724.923			109.303.253		
Less: Accumulated depreciation of furnitures, electronic & other equipment	(77.703.743)	50.021.180		(66.938.448)	42.364.805	
(d) Other tangible assets	59.783.105			51.147.389		
Less: Accumulated depreciation of other tangible assets	(25.558.106)	34.224.999		(24.943.127)	26.204.262	
(e) Fixed assets under construction and advances		13.352.101	227.123.595		10.548.048	199.412.894
12. Own shares and bonds			65.410.632			242.752.513
13. Other assets			716.018.234			221.267.838
14. Prepayments and accrued income			118.727.605			90.360.051
TOTAL ASSETS			18.005.253.570			16.549.312.018

LIABILITIES						
1. Amounts owed to credit institutions						
(a) Repayable on demand		48.314.771			87.053.954	
(b) Time and at notice		1.082.940.834	1.131.255.605		641.699.652	728.753.606
2. Amounts owed to customers						
(a) Deposits		12.976.538.735			12.463.707.998	
(b) Other liabilities		131.625.397			119.741.252	
(c) Repos		2.161.733.477	15.269.897.609		1.349.525.249	13.932.974.499
3. Debts evidenced by certificates						
(a) Debt securities in issue		570.237			589.444	
(b) Other		28.899.517	29.469.754		38.431.862	39.021.306
4. Other liabilities			516.883.301			595.659.394
5. Accruals and deferred income			88.843.976			78.708.639
6. Provisions for liabilities and charges						
(a) Provisions for staff pensions and similar obligations		7.773.452			6.945.050	
(b) Provisions for taxation		1.453.481			2.757.727	
(c) Other provisions		7.873.411	17.100.344		9.954.294	19.657.071
6A. Provisions for general banking risks			3.228.406			3.095.231
7. Subordinated liabilities			69.982.696			66.177.220
Equity:						
8. Paid-up capital		349.732.863			340.085.245	
9. Share premium account		12.256.990			164.357.235	
10. Reserves						
(a) Statutory reserve	58.448.165			51.118.770		
(b) Extraordinary reserves	32.589.323			48.993.275		
(c) Tax-exempt reserves	317.089.329			303.346.153		
(d) Own shares reserve	472.660	408.599.477		-	403.458.198	
11. Fixed asset revaluation reserve		31.288.353			42.527.251	
11a. Fixed asset investment subsidy		252.677			358.630	
12. Retained earnings		117.126.919			81.337.295	
13. Consolidation differences		(115.970.763)			(95.411.313)	
14. Minority interests		75.305.363			128.117.667	
15. Mandatorily convertible bond (L. 2441/96)		-	*878.591.879*		*20.434.844*	*1.085.265.052*
TOTAL LIABILITIES			18.005.253.570			16.549.312.018

OFF-BALANCE SHEET ITEMS						
1. Contingent liabilities						
(a) From acceptance and endorsement of securities		6.074.765			8.510.003	
(b) From gurantees and assets pledged as collateral		5.934.884.567	5.940.959.332		4.282.215.654	4.290.725.657
2. Commitments arising on sale and repurchase agreements			1.760.108			1.640.924
3. Other off-balance-sheet items						
(a) Items in custody and safekeeping		1.972.420.470			1.170.471.185	
(b) Commitments from bilateral contracts		7.561.819.894			9.038.471.993	
(c) Credit memo accounts		3.928.154.295	13.462.394.659		4.882.623.708	15.091.566.886
TOTAL OFF-BALANCE SHEET ITEMS			19.405.114.099			19.383.933.467

NOTES:

A) The consolidated financial statements of the NBG Group include National Bank of Greece S.A. and the following financial sector companies: 1) Atlantic Bank of New York, 2) Banque Nationale de Grece (France), 3) National Bank of Greece (Canada), 4) The South African Bank of Athens Ltd, 5) National Bank of Greece (Cyprus) Ltd, 6) National Investment Bank for Industrial Development S.A., 7) National Investment Company S.A., 8) National Securities Company S.A., 9) "Diethniki" Mutual Fund Management S.A., 10) "National" Mutual Fund Management S.A., 11) " Ethniki Kefalaiou" Management of Assets and Liabilities Co., 12) National Management and Organization Co., 13) "Ethniki" Leasing S.A., 14) National Regional Development Co. of Nothern Greece S.A. Venture Capital, 15) NBG International Ltd, 16) NBG Finance plc, 17) National Securities Co (Cyprus Ltd), 18) Interlease AD (Sofia), 19) NBG Balkan Fund Ltd, 20) NBG Greek Fund Ltd, 21) ETEVA Bulgaria AD, 22) ETEVA Emerging Markets Fund Ltd, 23) ETEVA Estate Fund Ltd, 24) ETEVA Venture Capital Management Company Ltd, 25) ETEVA Romania S.A., 26) "Ethniki" Venture Capital Management S.A., 27) Stopanska Banka AD Skopje, 28) United Bulgarian Bank, 29) ETEBA Advisory S R L, 30) NBG International Inc., 31) NBG Private Equity Ltd, 32) NBG Bancassurance Insurance Brokers S.A., 33) NBG Management Services Ltd, 34) N.B.G. International Jersey Ltd. The following companies which were included in the consolidated financial statements as at 31.12.2000, are no longer consolidated: "Greek Shipowners Investments Co. S.A." which has been merged through absorption with "National Investment Bank for Industrial Development S.A." in accordance with the provisions of Law 2166/93 and "Worthington Limited Partnership", which was dissolved. Also, the company referred to under item 34 above was consolidated for the first time as at 30.6.2001.

B) The fixed assets of the Group are free of charges or encumbrances as at 31.12.2001.

C) The total number of Group employees as at 31.12.2001 was 21 406.

D) The accounting principles followed are similar to those of the preceding accounting period.

E) Certain items in 2000 were reclassified so as to be comparable with the corresponding items of 2001.

F) The accounts denominated in foreign currency have been translated into drachma and euro at the prevailing exchange rate as at 31.12.2001.

NATIONAL BANK OF GREECE S.A.
(REG. No 6062/06/B/86/01)
CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 DECEMBER 2001
(Amounts in thousand drachmae)

PROFIT AND LOSS ACCOUNT	31.12.2001			31.12.2000		
1. Interest receivable and similar income						
- Interest income from fixed-income securities	274.655.099			429.944.558		
- Other interest and similar income	862.381.710	1.137.036.809		1.071.749.864	1.501.694.422	
2. Interest payable and similar charges		(758.459.794)	378.577.015		(1.191.524.585)	310.169.837
3. Income from securities						
(a) Income from shares and other variable-yield securities	7.935.450			11.026.682		
(b) Income from participating interests	2.791.601			3.992.259		
(c) Income from shares in affiliated undertakings	2.859.044	13.586.095		1.224.751	16.243.692	
4. Commissions receivable		127.058.171	140.644.266		138.290.233	154.533.925
			519.221.281			464.703.762
5. Commissions payable			(11.246.430)			(12.925.511)
			507.974.851			451.778.251
6. Net profit on financial operations		132.961.094			273.232.630	
7. Other operating income		10.896.065	143.857.159		9.928.232	283.160.862
Total income			651.832.010			734.939.113
8. General administrative expenses						
(a) Staff costs						
- Wages and salaries	(166.793.007)			(157.319.651)		
- Social security costs	(54.390.068)			(52.199.782)		
- Other charges	(24.654.491)	(245.837.566)		(23.717.298)	(233.236.731)	
(b) Other administrative expenses						
- Taxes and duties	(14.531.279)			(15.401.407)		
- Service fees	(41.848.706)			(39.560.621)		
- Other fees to third parties	(40.077.254)	(96.457.239)	(342.294.805)	(34.023.084)	(88.985.112)	(322.221.843)
			309.537.205			412.717.270
9. Fixed assets depreciation		(47.033.045)			(40.388.419)	
10. Other operating charges		(4.394.677)	(51.427.722)		(4.094.526)	(44.482.945)
Profit on ordinary activities before provisions			258.109.483			368.234.325
11+12. Value adjustments in respect of loans and advances and provisions for contingent liabilities and for commitments			(59.425.155)			(49.318.271)
Profit on ordinary activities before tax			198.684.328			318.916.054
15. Extraordinary income		16.621.089			22.833.055	
16. Extraordinary charges		(5.958.419)			(6.972.729)	
17. Extraordinary profit		31.961.544	42.624.214		12.306.618	28.166.944
18. Profit before tax and minority interests			241.308.542			347.082.998
Minority interests			(3.243.390)			(12.933.035)
Profit before tax			238.065.152			334.149.963
Taxes						
- Income Tax		(72.946.629)			(88.494.313)	
- Differences in tax obligations from previous periods		(1.588.074)			(2.962.584)	
- Minority taxes		1.331.446	(73.203.257)		1.863.105	(89.593.792)
Group profit after tax			164.861.895			244.556.171

Athens, 26 February 2002

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE GROUP CHIEF ACCOUNTANT
THEODOROS B. KARATZAS	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS
To the Shareholders of National Bank of Greece S.A.

We performed our audit in accordance with the provisions of articles 108 and 130 of Codified Law 2190/1920 "For Societes Anonynes" of the 8th consolidated Balance Sheet, consolidated Profit and Loss Account and the related notes thereto o National Bank of Greece S.A Group of companies for the year ended 31 December 2001. We applied the auditing procedures we considered necessary, which are in accordance with the auditing standards adopted by the Greek Institute of Certified Public Accountants Auditors, and we agreed the contents of the Directors' Report to the General Meeting of the Shareholders with the above consolidated Financial Statements. We did not audit the financial statements of various subsidiary companies included in the consolidation, which statements reflect 12,8% of consolidated total assets and 13,8% of consolidated total income. These financial statements were audited by other certified auditors, on whose reports we have relied upon to express our opinion, to the extend they relate to the amounts included in the consolidated Financial Statements. In our opinion, the above consolidated Financial Statements have been prepared in accordance with the relevant provisions of Codified Law 2190/1920, and present, in accordance with the prevailing legislation and accounting principles followed by the Bank, which are generally accepted in Greece and are consistent with those applied in the previous year, the asset structure, the financial position and the consolidated results of operations of all the companies included in the consolidated Financial Statements as at 31 December 2001.

Athens, 26 February 2002
CERTIFIED PUBLIC ACCOUNTANTS-AUDITORS

GEORGIOS J. MOSKOFIDIS
AM SOEL11381

VASSILIOS D. PAPAGEORGAKOPOULOS
AM SOEL 11681

SOL S.A. CPA

NIKOLAOS K SOFIANOS
AM SOEL 12231

DELOITTE & TOUCHE

13.2 Periodical Financial Statements 2001 of the Bank and the Group

NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

FINANCIAL STATEMENTS AS AT 31 MARCH 2001

(In thousand drachmae)

ASSETS		31/3/2001			31/3/2000	
1. Cash in hand, balances with central banks			1.238.509.232			2.405.912.315
2. Treasury bills and other bills eligible for refinancing with central banks:						
(a) Treasury bills and similar securities			3.349.146			2.417.676
3. Loans and advances to credit institutions:						
(a) Repayable on demand		1.530.338			53.091.355	
(b) Other loans and advances		2.879.823.698	2.881.354.036		1.108.490.949	1.161.582.304
3?. Reverse Repos			27.058.843			
4. Loans and advances to customers		5.113.069.697			4.417.680.220	
Less: Provisions for doubtful debts		(269.432.219)	4.843.637.478		(239.451.619)	4.178.228.601
5. Debt securities including fixed-income securities:						
(a) Issued by Government		4.141.656.568			4.176.889.869	
(b) Issued by other borrowers		418.574.259	4.560.230.827		173.530.363	4.350.420.232
6. Shares and other variable-yield securities			139.784.885			96.098.672
7. Participating interests			99.453.426			96.392.043
8. Shares in affiliated undertakings			542.777.531			341.404.082
9. Intangible assets						
(a) Establishment and formation expenses		1.244.906			1.211.378	
(c) Other intangible assets		54.778.675			43.376.638	
Less : Amortisation of intangible assets at 31/3		(26.124.719)	29.898.862		(16.040.644)	28.547.372
10. Tangible assets						
(a) Land		58.036.473			51.110.034	
(b) Buildings	85.481.443			74.845.739		
Less: Depreciation of Buildings at 31/3	(62.053.931)	23.427.512		(55.246.399)	19.599.340	
(c) Furniture, electronic & other equipment	74.226.559			63.865.204		
Less: Depreciation of furnitures, electronic & other equipment at 31/3	(48.633.730)	25.592.829		(39.836.408)	24.028.796	
(d) Other tangible assets	3.264.705			3.071.096		
Less: Depreciation of other tangible assets at 31/3	(1.997.533)	1.267.172		(1.647.112)	1.423.984	
(e) Fixed assets under construction and advances		3.444.327	111.768.313		2.123.416	98.285.570
12. Own shares and bonds			174.198.527			
13. Other assets			200.980.728			352.719.139
14. Prepayments and accrued income			115.939.928			97.192.075
TOTAL ASSETS			**14.968.941.762**			**13.209.200.081**

LIABILITIES					
1. Amounts owed to credit institutions:					
(a) Repayable on demand		85.193.701		34.904.402	
(b) Time and at notice		753.618.988	838.812.689	523.729.474	558.633.876
2. Amounts owed to customers:					
(a) Deposits		11.086.237.903		10.726.568.325	
(b) Other debts		94.389.859		105.481.308	
(c) Repos		1.473.387.632	12.654.015.394	580.829.452	11.412.879.085
3. Debts evidenced by certificates:					
(a) Debt securities in issue		586.491		631.398	
(b) Other		23.690.128	24.276.619	33.736.601	34.367.999
4. Other liabilities			365.301.759		294.426.374
5. Accruals and deferred income			36.269.370		33.385.236
6. Provisions for liabilities and charges:					
(a) Provisions for staff pensions and similar obligations		197.937		211.127	
(b) Provisions for taxation		2.673.369		1.242.246	
(c) Other provisions		3.136.501	6.007.807	2.736.691	4.190.064
6A. Provisions for general banking risks			2.206.670		1.972.195
7. Subordinated liabilities			76.369.177		63.528.558
Equity:					
8. Paid-up capital		340.085.245		236.226.182	
9. Share premium account		164.357.235		247.781.467	
10. Reserves		292.530.325		202.062.042	
11. Fixed assets revaluation reserve		39.065.423		3.398.057	
11a. Fixed asset investment subsidy		188.330		296.609	
12. Retained earnings		23.018.568		90.719	
13. Mandatorily convertible bond (L. 2441/96)		20.434.844	879.679.970	40.869.675	730.724.751
14. Profit for the period 1/1 - 31/3 before tax			86.002.307		75.091.943
TOTAL LIABILITIES			**14.968.941.762**		**13.209.200.081**

OFF-BALANCE SHEET ITEMS		
1.Contingent liabilities	3.594.723.705	3.941.291.200
2. Commitments arising out of sale and repurchase agreements	88.938	100.954
3. Other off-balance-sheet items	14.590.346.546	13.065.419.043
TOTAL OFF-BALANCE SHEET ITEMS	**18.185.159.189**	**17.006.811.197**

NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)
FINANCIAL STATEMENTS AS AT 31 MARCH 2001
(In thousand drachmae)

PROFIT AND LOSS ACCOUNT		31/3/2001			31/3/2000	
1. Interest receivable and similar income:						
- Interest income from fixed-income securities	69.569.061			101.429.922		
- Other interest and similar income	202.318.449	271.887.510		219.089.984	320.519.906	
2. Interest payable and similar charges		(193.488.791)	78.398.719		(265.420.559)	55.099.347
3. Income from securities:						
(a) Income from shares and other variable-yield securities	1.641.618			1.423.000		
(b) Income from participating interests	283.500			297.000		
(c) Income from shares in affiliated undertakings	4.153.000	6.078.118		2.231.000	3.951.000	
4. Commissions receivable		20.822.093	26.900.211		27.060.566	31.011.566
			105.298.930			86.110.913
5. Commissions payable			(2.708.554)			(1.557.954)
			102.590.376			84.552.959
6. Net profit on financial operations		48.267.651			62.041.080	
7. Other operating income		1.376.172	49.643.823		1.438.304	63.479.384
			152.234.199			148.032.343
8. General administrative expenses:						
(a) Staff costs						
- Wages and salaries	(31.735.569)			(30.813.338)		
- Social security costs	(11.595.365)			(15.328.240)		
- Other charges	(4.292.811)	(47.623.745)		(1.996.069)	(48.137.647)	
(b) Other administrative expenses						
- Taxes and duties	(2.304.541)			(3.053.041)		
- Service fees	(5.704.375)			(6.443.807)		
- Other fees to third parties	(7.344.646)	(15.353.562)	(62.977.307)	(5.772.969)	(15.269.817)	(63.407.464)
			89.256.892			84.624.879
9. Fixed assets depreciation		(6.445.170)			(5.554.210)	
10. Other operating charges		(463.493)	(6.908.663)		(310.000)	(5.864.210)
Profit on ordinary activities before provisions			82.348.229			78.760.669
11+12 Value adjustments in respect of loans and advances and provisions for contingent liabilities and for commitments			(10.000.000)			(7.500.000)
Profit on ordinary activities before tax			72.348.229			71.260.669
15. Extraordinary income		2.766.999			3.081.027	
16. Extraordinary charges		(1.063.047)			(656.574)	
17. Extraordinary profit		11.950.126	13.654.078		1.406.821	3.831.274
18. Profit before tax			**86.002.307**			**75.091.943**

NOTES:
1. The fixed assets of the Bank are free of charges or encumbrances as at 31/3/2001.
2. Capital expenditure in real estate in the first three months of 2001 amounted to GRD 1 523 million.
3. The total number of employees as at 31/3/2001 was 15 641 out of which 15 277 located in Greece and 364 overseas.
4. The 31/3/2001 and 31/3/2000 accounts have been compiled on the basis of provisional trial balances, adjusted for certain off-book entries. Also, certain corresponding amounts for the prior period have been adjusted for consistency reasons.
5. The accounting principles followed are those of the year 2000.
6. According to the four-digit codification of "STAKOD 91", the revenues of the Bank are classified under caption 651.9 "Activities of other intermediary monetary organisations".

Athens, 9 May 2001

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE CHIEF ACCOUNTANT
THEODOROS B. KARATZAS	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS N. LONGAKIS

NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 MARCH 2001

(In thousand drachmae)

ASSETS		31/3/2001			31/3/2000	
1. Cash in hand, balances with central banks			1.323.391.105			2.518.562.970
2. Treasury bills and other bills eligible for refinancing with central banks			20.355.632			23.629.554
3. Due from financial institutions						
(a) Repayable on demand		18.806.823			88.201.244	
(b) Other loans and advances		2.813.652.087	2.832.458.910		1.106.362.817	1.194.564.061
3A. Reverse Repos			30.987.709			0
4. Loans and advances to customers		6.142.733.586			5.239.332.053	
Less: Provisions for doubtful debts		(336.511.341)	5.806.222.245		(270.764.994)	4.968.567.059
5. Debt securities including fixed-income securities						
(a) Issued by Government		4.611.362.073			4.758.879.605	
(b) Issued by other borrowers		549.295.747	5.160.657.820		228.438.187	4.987.317.792
6. Shares and other variable-yield securities			374.729.262			296.179.873
7. Participating interests			111.176.054			106.291.370
8. Shares in affiliated undertakings			154.988.810			191.843.729
9. Intangible assets						
(a) Establishment and formation expenses		2.190.400			3.127.892	
(a) Goodwill		1.542.644			2.137.582	
(c) Other intangible assets		63.630.986			47.025.537	
Less: Amortisation of intangible assets at 31/3		(30.272.785)	37.091.245		(18.334.108)	33.956.903
10. Tangible assets						
(a) Land		93.155.480			62.953.646	
(b) Buildings	132.573.594			97.959.745		
Less: Depreciation of Buildings at 31/3	(74.917.787)	57.655.807		(65.218.376)	32.741.369	
(c) Furniture, electronic & other equipment	112.501.776			87.863.453		
Less: Depreciation of furnitures, electronic & other equipment at 31/3	(70.702.650)	41.799.126		(54.273.536)	33.589.917	
(d) Other tangible assets	55.177.451			44.223.840		
Less: Depreciation of other tangible assets at 31/3	(26.764.735)	28.412.716		(21.201.862)	23.021.978	
(e) Fixed assets under construction and advances		13.160.087	234.183.216		2.959.975	155.266.885
12. Own shares and bonds			242.035.955			65.015.418
13. Other assets			254.009.526			410.609.088
14. Prepayments and accrued income			130.881.963			101.780.697
TOTAL ASSETS			**16.713.169.452**			**15.053.585.399**

LIABILITIES				
1. Amounts owed to credit institutions				
(a) Repayable on demand	92.154.978		10.132.779	
(b) Time and at notice	843.327.019	935.481.997	596.379.063	606.511.842
2. Amounts owed to customers				
(a) Deposits	12.245.842.114		11.829.574.293	
(b) Other liabilities	106.048.066		124.506.089	
(c) Repos	1.621.892.614	13.973.782.794	814.405.569	12.768.485.951
3. Debts evidenced by certificates				
(a) Debt securities in issue	586.491		631.398	
(b) Other	54.087.605	54.674.096	64.181.998	64.813.396
4. Other liabilities		472.615.162		421.884.369
5. Accruals and deferred income		49.538.594		50.907.651
6. Provisions for liabilities and charges				
(a) Provisions for staff pensions and similar obligations	6.930.334		6.213.164	
(b) Provisions for taxation	2.693.369		1.315.669	
(c) Other provisions	9.911.763	19.535.466	5.141.133	12.669.966
6A. Provisions for general banking risks		3.138.281		3.732.845
7. Subordinated liabilities		70.048.167		59.175.653
Equity:				
8. Paid-up capital	340.085.245		236.226.182	
9. Share premium account	164.357.235		247.781.467	
10. Reserves	401.756.830		298.246.587	
11. Fixed asset revaluation reserve	42.754.482		5.130.847	
11a. Fixed asset investment subsidy	358.630		296.609	
12. Retained earnings	86.716.741		35.763.754	
13. Consolidation differences	(164.510.644)		(39.272.764)	
14. Minority interests	145.442.194		138.666.852	
15. Mandatorily convertible bond (L. 2441/96)	20.434.844	1.037.395.557	40.869.675	963.709.209
Group's profit for the period 1/1 - 31/3 before tax	94.866.593		93.970.663	
Minority profit before tax	2.092.745	96.959.338	7.723.854	101.694.517
TOTAL LIABILITIES		**16.713.169.452**		**15.053.585.399**

OFF-BALANCE SHEET ITEMS		
1. Contingent liabilities	3.809.369.526	4.216.509.103
2. Commitments arising out of sale and repurchase agreements	88.938	100.954
3. Other off-balance-sheet items	15.576.781.213	14.906.587.144
TOTAL OFF-BALANCE SHEET ITEMS	19.386.239.677	19.123.197.201

NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 MARCH 2001

(In thousand drachmae)

PROFIT AND LOSS ACCOUNT		31/3/2001			31/3/2000	
1. Interest receivable and similar income :						
- Interest income from fixed-income securities	78.884.068			114.470.872		
- Other interest and similar income	221.095.155	299.979.223		243.364.363	357.835.235	
2. Interest payable and similar charges		(206.798.624)	93.180.599		(291.108.025)	66.727.210
3. Income from securities:						
(a) Income from shares and other variable-yield securities	3.488.483			3.293.299		
(b) Income from participating interests	537.815			528.718		
(c) Income from shares in affiliated undertakings	40.845	4.067.143		0	3.822.017	
4. Commissions receivable		28.286.456	32.353.599		38.127.342	41.949.359
			125.534.198			108.676.569
5. Commissions payable			(1.598.292)			(3.509.476)
			123.935.906			105.167.093
6. Net profit on financial operations		54.017.639			80.945.157	
7. Other operating income		7.872.342	61.889.981		3.051.031	83.996.188
			185.825.887			189.163.281
8. General administrative expenses :						
(a) Staff costs						
- Wages and salaries	(39.647.243)			(36.775.975)		
- Social security costs	(12.834.339)			(16.357.539)		
- Other charges	(5.429.591)	(57.911.173)		(2.707.240)	(55.840.754)	
(b) Other administrative expenses						
- Taxes and duties	(3.002.158)			(3.539.580)		
- Service fees	(9.254.199)			(7.221.749)		
- Other fees to third parties	(8.450.134)	(20.706.491)	(78.617.664)	(7.273.136)	(18.034.465)	(73.875.219)
			107.208.223			115.288.062
9. Fixed assets depreciation		(11.201.199)			(9.084.383)	
10. Other operating charges		(2.073.786)	(13.274.985)		(909.068)	(9.993.451)
Profit on ordinary activities before provisions			93.933.238			105.294.611
11+12 Value adjustments in respect of loans and advances and provisions for contingent liabilities and for commitments			(12.450.608)			(8.697.862)
Profit on ordinary activities before tax			81.482.630			96.596.749
15. Extraordinary income		4.071.113			3.220.016	
16. Extraordinary charges		(1.363.888)			(917.982)	
17. Extraordinary profit		12.769.483	15.476.708		2.795.734	5.097.768
18. Profit before tax and minority interests			96.959.338			101.694.517
Minority interests			(2.092.745)			(7.723.854)
Profit before tax			**94.866.593**			**93.970.663**

NOTES:

A) The consolidated financial statements of the NBG Group include National Bank of Greece S.A. and the following financial sector companies. 1) Atlantic Bank of New York, 2) Banque Nationale de Grece (France), 3) National Bank of Greece (Canada), 4) The South African Bank of Athens Ltd, 5) National Bank of Greece (Cyprus) Ltd, 6) National Investment Bank for Industrial Development S.A., 7) National Investment Company S.A., 8) National Securities Company S.A., 9) "Diethniki" Mutual Fund Management S.A., 10) "National" Mutual Fund Management S.A., 11) " Ethniki Kefalaiou" Management of Assets and Liabilities Co., 12) National Management and Organization Co., 13) "Ethniki" Leasing S.A., 14) Greek Shipowners Investments Co. S.A., 15) National Regional Development Co. of Nothern Greece S.A. Venture Capital, 16) Worthington Limited Partnership, 17) NBG International Ltd, 18) NBG Finance plc, 19) National Securities Co (Cyprus Ltd), 20) Interlease AD (Sofia), 21) NBG Balkan Fund Ltd, 22) NBG Greek Fund Ltd, 23) ETEVA Bulgaria AD, 24) ETEVA Emerging Markets Fund Ltd, 25) ETEVA Estate Fund Ltd, 26) ETEVA Venture Capital Management Company Ltd, 27) ETEVA Romania, 28) "Ethniki" Venture Capital Management S.A., 29) Stopanska Banka AD Skopje, 30) United Bulgarian Bank, 31) ETEBA Advisory S R L, 32) NBG International Inc., 33) NBG Private Equity Ltd, 34) NBG Bancassurance Insurance Brokers S.A., 35) NBG Management Services Ltd and 36) National Real Estate S.A. Of the companies included in the consolidated financial statements as at 31/3/2000, "Ktimatiki" Mutual Fund Management Co. S.A. merged with "Diethniki" Mutual Fund Management S.A. in accordance with the provisions of Law 2166/93. It is further pointed out that the seven companies referred to under 29, 30, 31, 32, 33, 34 and 35 were included for the first time in the consolidated financial statements as at 31/3/2001 whereas the company referred to under 36 is consolidated for the first time as at 31/3/2001.

B) The fixed assets of the Group are free of charges or encumbrances as at 31/3/2001.

C) The total number of Group's employees as at 31/3/2001 was 21 832.

D) The standard accounting principles applied were similar to those of the preceding accounting period.

E) The 31/3/2001 and 31/3/2000 accounts of the parent Bank have been compiled on the basis of provisional trial balances, adjusted for certain off-book entries.

F) Certain items in 2000 were reclassified so as to be comparable with the corresponding items of 2001.

G) Item 12 of the Assets section includes the purchase cost of 6 461 096 treasury shares and 1 615 275 convertible bonds issued by the Bank amounting to GRD 174.2 billion approximately. These were acquired by the parent following an agreement between the parent and the Greek state with the stated intention to cancel the treasury shares acquired. The agreement is subject to legislative ratification and the cancellation of the treasury shares acquired is subject to the approval of the General Meeting of Shareholders.

Athens, 9 May 2001

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE GROUP CHIEF ACCOUNTANT
THEODOROS B. KARATZAS	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	GEORGIOS AR. BILALIS

NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)
FINANCIAL STATEMENTS AS AT 30 JUNE 2001
(In thousand drachmae)

ASSETS		30.6.2001			30.6.2000	
1. Cash in hand, balances with central banks			1 259 527 241			2 430 255 732
2. Treasury bills and other bills eligible for refinancing with central banks:						
(a) Treasury bills and similar securities			13 182 793			27 464 220
3. Loans and advances to credit institutions:						
(a) Repayable on demand		2 714 426			10 921 071	
(b) Other loans and advances		2 765 894 781	2 768 609 207		1 373 358 661	1 384 279 732
3A. Reverse Repos			13 608 366			53 610 867
4. Loans and advances to customers		5 273 110 255			4 575 077 559	
Less: Provisions for doubtful debts		(280 593 334)	4 992 516 921		(244 620 306)	4 330 457 253
5. Debt securities including fixed-income securities:						
(a) Government		3 984 460 379			5 064 049 798	
(b1) Corporates		454 834 864			138 000 238	
(b2) Other issuers		128 026 489	4 567 321 732		45 547 613	5 247 597 649
6. Shares and other variable-yield securities			158 324 731			107 932 826
7. Participating interests			99 475 578			96 392 043
8. Shares in affiliated undertakings			553 017 942			359 124 344
9. Intangible assets						
(a) Establishment and formation expenses		1 175 801			1 272 988	
(c) Other intangible assets		56 931 207			46 111 098	
Less : Amortisation of intangible assets as at 30.6		(29 935 915)	28 171 093		(18 529 215)	28 854 871
10. Tangible assets						
(a) Land		58 183 858			51 056 015	
(b) Buildings	86 451 381			75 829 353		
Less: Depreciation of buildings as at 30.6	(63 361 222)	23 090 159		(56 151 643)	19 677 710	
(c) Furniture, electronic & other equipment	76 078 870			64 906 866		
Less: Depreciation of furnitures, electronic & other equipment as at 30.6	(51 129 485)	24 949 385		(41 567 638)	23 339 228	
(d) Other tangible assets	3 217 435			3 109 065		
Less: Depreciation of other tangible assets as at 30.6	(1 961 063)	1 256 372		(1 756 480)	1 352 585	
(e) Fixed assets under construction and advances		4 191 339	111 671 113		2 698 822	98 124 360
12. Own shares and bonds			86 546 436			-
13. Other assets			191 359 440			245 711 754
14. Prepayments and accrued income			38 319 001			53 522 954
TOTAL ASSETS			**14 881 651 594**			**14 463 328 605**

LIABILITIES

1. Amounts owed to credit institutions:					
(a) Repayable on demand	39 448 893			45 258 265	
(b) Time and at notice	777 398 662	816 847 555		707 419 236	752 677 501
2. Amounts owed to customers:					
(a) Deposits	11 400 568 459			11 308 919 169	
(b) Other debts	69 018 857			80 683 971	
(c) Repos	1 222 753 609	12 692 340 925		833 253 899	12 222 857 039
3. Debts evidenced by certificates:					
(a) Debt securities in issue	597 268			582 601	
(b) Other	23 047 455	23 644 723		31 063 066	31 645 667
4. Other liabilities		285 886 747			466 172 885
5. Accruals and deferred income		37 647 152			36 391 993
6. Provisions for liabilities and charges:					
(a) Provisions for staff pensions and similar obligations	197 210			188 904	
(b) Provisions for taxation	1 487 705			4 632 740	
(c) Other provisions	2 905 804	4 590 719		2 743 265	7 564 909
6A. Provisions for general banking risks		2 206 670			1 970 916
7. Subordinated liabilities		79 703 354			69 435 608
Equity:					
8. Paid-up capital	349 732 863			330 716 655	
9. Share premium account	77 646 539			153 290 993	
10. Reserves	292 530 325			202 062 042	
11. Fixed assets revaluation reserve	28 428 165			3 398 247	
11a. Fixed asset investment subsidy	152 237			332 701	
12. Retained earnings	23 018 568			90 719	
13. Mandatorily convertible bond (L. 2441/96)	20 434 844	791 943 541		40 869 675	730 761 032
14. Profit before tax for the period 1.1 - 30.6		146 840 208			141 851 055
TOTAL LIABILITIES		**14 881 651 594**			**14 463 328 605**

OFF-BALANCE SHEET ITEMS

1.Contingent liabilities	4 599 574 709	4 842 467 372
2. Commitments arising on sale and repurchase agreements	42 941	63 859
3. Other off-balance-sheet items	14 368 472 599	14 782 787 483
TOTAL OFF-BALANCE SHEET ITEMS	**18 968 090 249**	**19 625 318 714**

Notes:

1. The fixed assets of the Bank are free of charges or encumbrances as at 30.6.2001.
2. Capital expenditure in real estate in the first six months of 2001 amounted to GRD 2 463 million.
3. The total number of employees in Greece and abroad was 15 520 as at 30.6.2001.
4. Half year financial statements are compiled on the basis of provisional trial balances. Also, certain corresponding amounts of the prior period have been reclassified for consistency reasons.
5. The accounting principles followed are similar to those of the preceding accounting period.
6. According to the four-digit codification of National Industry Classification Code (NICC), the revenues of the Bank are classified under caption 651.9 "Activities of other intermediary monetary organisations".

NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

FINANCIAL STATEMENTS AS AT 30 JUNE 2001

(In thousand drachmae)

PROFIT AND LOSS ACCOUNT		30.6.2001			30.6.2000	
1. Interest receivable and similar income:						
- Interest income from fixed-income securities	133 971 189			198 149 535		
- Other interest and similar income	404 086 136	538 057 325		438 206 874	636 356 409	
2. Interest payable and similar charges		(381 723 241)	156 334 084		(524 727 242)	111 629 167
3. Income from securities:						
(a) Income from shares and other variable-yield securities	2 571 215			2 621 206		
(b) Income from participating interests	558 016			523 000		
(c) Income from shares in affiliated undertakings	8 450 334	11 579 565		7 853 362	10 997 568	
4. Commissions receivable		44 823 882	56 403 447		48 895 352	59 892 920
			212 737 531			171 522 087
5. Commissions payable			(6 897 861)			(3 850 377)
			205 839 670			167 671 710
6. Net profit on financial operations		82 535 294			116 191 431	
7. Other operating income		2 531 820	85 067 114		2 827 071	119 018 502
			290 906 784			286 690 212
8. General administrative expenses:						
(a) Staff costs						
- Wages and salaries	(66 659 143)			(63 570 676)		
- Social security costs	(24 145 330)			(23 751 804)		
- Other charges	(9 104 724)	(99 909 197)		(9 251 491)	(96 573 971)	
(b) Other administrative expenses						
- Taxes and duties	(4 685 957)			(7 053 156)		
- Service fees	(11 328 319)			(11 373 443)		
- Other fees to third parties	(14 421 342)	(30 435 618)	(130 344 815)	(11 087 113)	(29 513 712)	(126 087 683)
			160 561 969			160 602 529
9. Fixed assets depreciation		(13 282 713)			(11 264 313)	
10. Other operating charges		(2 750 915)	(16 033 628)		(2 377 228)	(13 641 541)
Profit on ordinary activities before provisions			144 528 341			146 960 988
11+12. Value adjustments in respect of loans and advances and provisions for contingent liabilities and for commitments			(20 000 000)			(15 000 000)
Profit on ordinary activities before tax			124 528 341			131 960 988
15. Extraordinary income		5 890 001			5 109 144	
16. Extraordinary charges		(1 854 578)			(957 090)	
17. Extraordinary profit		18 276 444	22 311 867		5 738 013	9 890 067
18. Profit (before tax)			146 840 208			**141 851 055**

Athens, 6 August 2001

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE CHIEF ACCOUNTANT
THEODOROS B. KARATZAS	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS N. LONGAKIS

AUDITORS' REPORT

To the Board of Directors of National Bank of Greece S.A.

We have carried out the audit required by the provisions of article 6 of P.D. 360/1985, as amended by article 90 of Law 2533/1997, applying the audit procedures that we considered necessary based on the principles and rules established by the Institute of Certified Public Accountants, to determine whether the above six monthly financial statements of the National Bank of Greece S.A. for the period from January 1, 2001 through June 30, 2001, contain any errors or omissions which materially affect the asset structure and financial position of the Bank and the reported profit for the period. As part of our audit, we also considered the results of operations of the branches of the Bank. Local auditors audit branches located outside Greece. We were given access to all books and records of the Bank and we were provided all necessary information and clarifications, which we requested. The Bank has complied with the provisions of the Greek Banking Chart of Accounts. There was no change in the valuation methods applied by the Bank. Based on our audit work performed and the relevant prevailing legislation and accounting principles followed by the Bank, we have determined that the above six monthly financial statements which derive from the Bank's books and records, do not contain any errors or omissions which materially affect the asset structure and financial position of the National Bank of Greece S.A. as of June 30, 2001, as well as the results for the period then ended. There was no change in the accounting policies compared with those of the previous period.

Athens, 6 August 2001

THE CERTIFIED PUBLIC ACCOUNTANTS

GEORGIOS I. MOSKOFODIS Reg. No 11381	VASSILIOS D. PAPAGEORGAKOPOULOS Reg. No 11681	NICOLAOS C. SOFIANOS Reg. No 12231
SOL S.A. CERTIFIED ACCOUNTANTS		DELOITTE & TOUCHE

NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

CONSOLIDATED FINANCIAL STATEMENTS AS AT 30 JUNE 2001

(In thousand drachmae)

ASSETS		30.6.2001			30.6.2000	
1. Cash in hand, balances with central banks			1 355 604 550			2 537 484 680
2. Treasury bills and other bills eligible for refinancing with central banks			30 494 001			46 688 053
3. Due from financial institutions						
(a) Repayable on demand		16 223 725			24 425 945	
(b) Other loans and advances		2 719 911 619	2 736 135 344		1 453 514 873	1 477 940 818
3A. Reverse Repos			14 640 165			53 610 867
4. Loans and advances to customers		6 308 513 741			5 436 936 394	
Less: Provisions for doubtful debts		(350 359 482)	5 958 154 259		(308 484 556)	5 128 451 838
5. Debt securities including fixed-income securities						
(a) Government		4 400 563 281			5 553 188 541	
(b1) Corporates		447 215 847			131 316 418	
(b2) Other issuers		280 066 255	5 127 845 383		128 614 755	5 813 119 714
6. Shares and other variable-yield securities			379 623 091			312 604 031
7. Participating interests			110 775 663			103 719 017
8. Shares in affiliated undertakings			276 138 954			192 862 423
9. Intangible assets						
(a) Establishment and formation expenses		1 790 321			1 718 369	
(a) Goodwill		1 555 691			2 096 420	
(c) Other intangible assets		66 145 814			51 316 058	
Less: Amortisation of intangible assets as at 30.6		(34 512 413)	34 979 413		(20 226 908)	34 903 939
10. Tangible assets						
(a) Land		72 719 777			61 740 075	
(b) Buildings	123 447 342			104 471 739		
Less: Depreciation of buildings as at 30.6	(75 227 915)	48 219 427		(66 850 309)	37 621 430	
(c) Furniture, electronic & other equipment	116 151 177			91 650 967		
Less: Depreciation of furnitures, electronic & other equipment as at 30.6	(74 187 687)	41 963 490		(58 853 775)	32 797 192	
(d) Other tangible assets	53 156 024			45 342 060		
Less: Depreciation of other tangible assets as at 30.6	(24 578 195)	28 577 829		(22 189 632)	23 152 428	
(e) Fixed assets under construction and advances		17 474 668	208 955 191		4 181 956	159 493 081
12. Own shares and bonds			155 203 535			69 332 445
13. Other assets			224 589 951			273 618 915
14. Prepayments and accrued income			49 248 678			57 591 043
TOTAL ASSETS			16 662 388 178			16 261 420 864

LIABILITIES						
1. Amounts owed to credit institutions						
(a) Repayable on demand		40 374 188			39 555 932	
(b) Time and at notice		823 240 769	863 614 957		769 636 957	809 192 889
2. Amounts owed to customers						
(a) Deposits		12 669 877 797			12 490 019 214	
(b) Other liabilities		77 979 179			82 517 005	
(c) Repos		1 388 139 664	14 135 996 640		1 059 588 604	13 632 124 823
3. Debts evidenced by certificates						
(a) Debt securities in issue		597 268			582 601	
(b) Other		44 248 027	44 845 295		61 451 779	62 034 380
4. Other liabilities			336 182 847			506 642 817
5. Accruals and deferred income			47 022 298			46 818 921
6. Provisions for liabilities and charges						
(a) Provisions for staff pensions and similar obligations		6 941 173			6 639 036	
(b) Provisions for taxation		1 547 705			4 697 420	
(c) Other provisions		7 753 799	16 242 677		10 401 580	21 738 036
6A. Provisions for general banking risks			3 145 436			2 852 658
7. Subordinated liabilities			72 730 837			63 672 180
Equity:						
8. Paid-up capital		349 732 863			330 716 655	
9. Share premium account		77 646 539			153 290 993	
10. Reserves		405 635 815			298 213 735	
11. Fixed asset revaluation reserve		32 051 595			5 308 979	
11a. Fixed asset investment subsidy		322 477			332 701	
12. Retained earnings		84 942 119			42 540 700	
13. Consolidation differences		(115 412 828)			(53 712 534)	
14. Minority interests		126 432 473			115 656 520	
15. Mandatorily convertible bond (L. 2441/96)		20 434 844	981 785 897		40 869 675	933 217 424
Group profit before tax for the period 1.1 - 30.6		157 538 052			170 474 983	
Minority profit before tax		3 283 242	160 821 294		12 451 753	182 926 736
TOTAL LIABILITIES			16 662 388 178			16 261 420 864

OFF-BALANCE SHEET ITEMS						
1. Contingent liabilities			4 814 373 319			5 084 928 075
2. Commitments arising out of sale and repurchase agreements			42 941			63 859
3. Other off-balance-sheet items			15 425 483 943			16 177 797 930
TOTAL OFF-BALANCE SHEET ITEMS			20 239 900 203			21 262 789 864

NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

CONSOLIDATED FINANCIAL STATEMENTS AS AT 30 JUNE 2001

(in thousand drachmae)

PROFIT AND LOSS ACCOUNT	30.6.2001			30.6.2000		
1. Interest receivable and similar income :						
- Interest income from fixed-income securities	153 045 474			218 316 768		
- Other interest and similar income	451 420 191	604 465 665		498 783 103	717 099 871	
2. Interest payable and similar charges		(410 921 545)	193 544 120		(580 168 176)	136 931 695
3. Income from securities:						
(a) Income from shares and other variable-yield securities	5 685 670			5 747 930		
(b) Income from participating interests	1 080 661			2 873 311		
(c) Income from shares in affiliated undertakings	1 438 740	8 205 071		279 790	8 901 031	
4. Commissions receivable		59 424 662	67 629 733		68 755 892	77 656 923
			261 173 853			214 588 618
5. Commissions payable			(4 781 719)			(4 160 349)
			256 392 134			210 428 269
6. Net profit on financial operations		90 549 641			147 263 849	
7. Other operating income		6 665 030	97 214 671		6 633 210	153 897 059
			353 606 805			364 325 328
8. General administrative expenses :						
(a) Staff costs						
- Wages and salaries	(82 409 051)			(76 841 771)		
- Social security costs	(26 447 698)			(25 506 608)		
- Other charges	(11 680 799)	(120 537 548)		(11 567 423)	(113 915 802)	
(b) Other administrative expenses						
- Taxes and duties	(6 368 367)			(8 221 185)		
- Service fees	(18 718 685)			(15 329 098)		
- Other fees to third parties	(16 775 415)	(41 862 467)	(162 400 015)	(14 404 499)	(37 954 782)	(151 870 584)
			191 206 790			212 454 744
9. Fixed assets depreciation		(22 790 108)			(18 833 707)	
10. Other operating charges		(6 543 414)	(29 333 522)		(4 438 156)	(23 271 863)
Profit on ordinary activities before provisions			161 873 268			189 182 881
11+12. Value adjustments in respect of loans and advances and provisions for contingent liabilities and for commitments			(26 321 389)			(19 869 715)
Profit on ordinary activities before tax			135 551 879			169 313 166
15. Extraordinary income		8 161 849			7 329 681	
16. Extraordinary charges		(2 407 389)			(1 785 713)	
17. Extraordinary profit		19 514 955	25 269 415		8 069 602	13 613 570
18. Profit before tax and minority interests			160 821 294			182 926 736
Minority interests			(3 283 242)			(12 451 753)
Profit before tax			157 538 052			170 474 983

NOTES:

A) The consolidated financial statements of the NBG Group include National Bank of Greece S.A. and the following companies in the financial sector. 1) Atlantic Bank of New York, 2) Banque Nationalede Grece (France), 3) National Bank of Greece (Canada), 4) The South African Bank of Athens Ltd, 5) National Bank of Greece (Cyprus) Ltd, 6) National Investment Bank for Industrial Development S.A., 7) National Investment Company S.A., 8) National Securities Company S.A., 9) "Diethniki" Mutual Fund Management S.A., 10) "National" Mutual Fund Management S.A., 11) " Ethniki Kefalaiou" Management of Assets and Liabilities Co., 12) National Management and Organization Co., 13) "Ethniki" Leasing S.A., 14) National Regional Development Co. of Nothern Greece S.A. Venture Capital, 15) Worthington Limited Partnership, 16) NBG International Ltd, 17) NBG Finance plc, 18) National Securities Co (Cyprus Ltd), 19) Interlease AD (Sofia), 20) NBG Balkan Fund Ltd, 21) NBG Greek Fund Ltd, 22) ETEVA Bulgaria AD, 23) ETEVA Emerging Markets Fund Ltd, 24) ETEVA Estate Fund Ltd, 25) ETEVA Venture Capital Management Company Ltd, 26) ETEVA Romania, 27) "Ethniki" Venture Capital Management S.A., 28) Stopanska Banka AD Skopje, 29) United Bulgarian Bank, 30) ETEBA Advisory SRL, 31) NBG International Inc., 32) NBG Private Equity Ltd, 33) NBG Bancassurance Insurance Brokers S.A., 34) NBG Management Services Ltd and 35) NBG International Jersey Ltd.

Of the companies included in the consolidated financial statements as at 30.6.2000, "Greek Shipowners Investments Co. S.A" has been merged through absorption with "National Investment Bank for Industrial Development S.A." until 30.6.2001 in accordance with the provisions of Law 2166/93. Also, six companies referred to under items 29, 30, 31, 32, 33 and 34 above, were first consolidated after 30.6.2000 whereas the company referred to under item 35 above, is consolidated for the first time as at 30.6.2001.

B) The fixed assets of the Group are free of charges or encumbrances as at 30.6.2001.

C) The total number of Group's employees as at 30.6.2001 was 21 854.

D) The accounting principles followed are similar to those of the preceding accounting period.

E) Certain items in 2000 were reclassified so as to be comparable with the corresponding items of 2001.

F) The 30.6.2001 accounts in foreign currency have been translated into drachmae based on the current exchange rate.

Athens, 6 August 2001

THE GOVERNOR AND CHAIRMAN	*THE DEPUTY GOVERNOR*	*THE CHIEF FINANCIAL OFFICER*	*THE GROUP CHIEF ACCOUNTANT*
THEODOROS B. KARATZAS	**THEODOROS N. PANTALAKIS**	**ANTHIMOS C. THOMOPOULOS**	**GEORGIOS AR. BILALIS**

AUDITORS' REPORT

To the Board of Directors of National Bank of Greece S.A

We have carried out the audit required by the provisions of article 6 of P.D. 360/1985, as amended by article 90 of Law 2533/1997, applying the audit procedures that we considered necessary based on the principles and rules established by *the Institute of Certified Public Accountants, to determine whether the above six monthly consolidated financial statements of the National Bank of Greece S.A. for the period from January 1, 2001 through June 30, 2001*, contain any errors or omissions which materially affect the asset structure and financial position of the National Bank of Greece Group and the reported profit for the period. Subsidiary companies included in the consolidated financial statements representing 15.5% and 15.6% of the total assets and operations respectively, are audited by other auditors, upon whose reports we have relied. Based on our audit work performed and the relevant prevailing legislation and accounting principles followed by the Group, we have determined that the six monthly consolidated financial statements have been prepared in accordance with provisions of Law 2190/1920 and do not contain any errors or omissions which materially affect the asset structure and financial position of the National Bank of Greece Group as of June 30, 2001 as well as the results for the period then ended. There was no change in the accounting policies compared with those of the previous period.

Athens, 6 August 2001

THE CERTIFIED PUBLIC ACCOUNTANTS

GEORGIOS I. MOSKOFODIS	VASSILIOS D. PAPAGEORGAKOPOULOS	NICOLAOS C. SOFIANOS
Reg. No 11381	Reg. No 11681	Reg. No 12231
SOL S.A. CERTIFIED ACCOUNTANTS		DELOITTE & TOUCHE

NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

FINANCIAL STATEMENTS AS AT 30 SEPTEMBER 2001

(In thousand drachmae)

ASSETS	30.9.2001			30.9.2000		
1. Cash in hand, balances with central banks			516.309.460			2.231.107.047
2. Treasury bills and other bills eligible for refinancing with central banks:						
(a) Treasury bills and similar securities			31.173.823			58.220.644
3. Loans and advances to credit institutions:						
(a) Repayable on demand		4.168.584			1.948.825	
(b) Other loans and advances		3.647.591.981	3.651.760.565		1.813.368.944	1.815.317.769
3A. Reverse Repos			216.427.533			116.135.255
4. Loans and advances to customers		5.435.995.795			4.919.453.173	
Less: Provisions for doubtful debts		(288.095.573)	5.147.900.222		(254.390.423)	4.665.062.750
5. Debt securities including fixed-income securities:						
(a) Government		3.752.323.625			5.023.672.517	
(b1) Corporates		504.755.826			172.284.394	
(b2) Other issuers		122.945.662	4.380.025.113		55.495.713	5.251.452.624
6. Shares and other variable-yield securities			174.791.112			129.104.753
7. Participating interests			100.740.524			97.526.071
8. Shares in affiliated undertakings			566.210.897			435.984.610
9. Intangible assets						
(a) Establishment and formation expenses		1.156.131			1.282.909	
(c) Other intangible assets		61.622.704			47.963.182	
Less : Amortisation of intangible assets as at 30.9		(33.178.903)	29.599.932		(18.599.231)	30.646.860
10. Tangible assets						
(a) Land		57.074.723			51.577.756	
(b) Buildings	87.836.082			78.363.445		
Less: Depreciation of buildings as at 30.9	(64.058.048)	23.778.034		(57.444.256)	20.919.189	
(c) Furniture, electronic & other equipment	80.384.480			66.345.351		
Less: Depreciation of furniture, electronic & other equipment as at 30.9	(53.528.398)	26.856.082		(41.466.893)	24.878.458	
(d) Other tangible assets	3.413.887			3.152.036		
Less: Depreciation of other tangible assets as at 30.9	(2.107.005)	1.306.882		(1.767.761)	1.384.275	
(e) Fixed assets under construction and advances		5.508.192	114.523.913		3.111.282	101.870.960
12. Own shares and bonds			86.452.324			-
13. Other assets			153.137.758			388.393.643
14. Prepayments and accrued income			13.729.394			25.377.775
TOTAL ASSETS			15.182.782.570			15.346.200.761

LIABILITIES	30.9.2001		30.9.2000	
1. Amounts owed to credit institutions:				
(a) Repayable on demand	63.311.968		98.683.240	
(b) Time and at notice	863.282.995	926.594.963	790.667.559	889.350.799
2. Amounts owed to customers:				
(a) Deposits	11.413.720.656		11.446.691.212	
(b) Other debts	76.247.219		43.135.234	
(c) Repos	1.439.376.582	12.929.344.457	1.518.860.791	13.008.687.237
3. Debts evidenced by certificates:				
(a) Debt securities in issue	580.520		613.761	
(b) Other	20.179.367	20.759.887	27.421.903	28.035.664
4. Other liabilities		204.075.276		330.628.305
5. Accruals and deferred income		44.984.465		95.395.242
6. Provisions for liabilities and charges:				
(a) Provisions for staff pensions and similar obligations	193.832		276.175	
(b) Provisions for taxation	1.237.437		1.250.369	
(c) Other provisions	3.277.077	4.708.346	2.749.222	4.275.766
6A. Provisions for general banking risks		2.206.670		1.870.297
7. Subordinated liabilities		74.020.857		75.975.479
Equity:				
8. Paid-up capital	349.732.863		330.716.655	
9. Share premium account	77.646.539		153.290.993	
10. Reserves	292.530.325		202.052.042	
11. Fixed assets revaluation reserve	28.428.165		3.420.985	
11a. Fixed asset investment subsidy	134.191		332.701	
12. Retained earnings	23.018.568		90.719	
13. Mandatorily convertible bond (L. 2441/96)	20.434.844	791.925.495	40.869.675	730.773.770
14. Profit before tax for the period 1.1 - 30.9		184.162.154		181.208.202
TOTAL LIABILITIES		15.182.782.570		15.346.200.761

OFF-BALANCE SHEET ITEMS	30.9.2001	30.9.2000
1.Contingent liabilities	4.337.014.552	5.525.717.625
2. Commitments arising on sale and repurchase agreements	54.312	189.610
3. Other off-balance-sheet items	15.263.785.997	15.651.913.704
TOTAL OFF-BALANCE SHEET ITEMS	19.600.854.861	21.177.820.939

Notes:

1. The fixed assets of the Bank are free of charges or encumbrances as at 30.9.2001.
2. Capital expenditure in real estate in the first nine months of 2001 amounted to GRD 3 616 million.
3. The total number of employees in Greece and abroad was 15 240 as at 30.9.2001.
4. The 30/9/2001 and 30/9/2000 financial statements are compiled on the basis of provisional trial balances. Also, certain corresponding amounts of the prior period have been reclassified for consistency reasons.
5. The accounting principles followed are similar to those of the preceding accounting period 2000.
6. According to the four-digit codification of National Industry Classification Code (NICC), the revenues of the Bank are classified under caption 651.9 "Activities of other intermediary monetary organisations".

NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

FINANCIAL STATEMENTS AS AT 30 SEPTEMBER 2001

(In thousand drachmae)

PROFIT AND LOSS ACCOUNT	30.9.2001			30.9.2000		
1. Interest receivable and similar income:						
- Interest income from fixed-income securities	190.654.932			297.437.872		
- Other interest and similar income	590.686.371	781.341.303		695.058.318	992.496.190	
2. Interest payable and similar charges		(548.683.738)	232.657.565		(822.307.385)	170.188.805
3. Income from securities:						
(a) Income from shares and other variable-yield securities	3.068.697			4.558.043		
(b) Income from participating interests	1.435.515			847.125		
(c) Income from shares in affiliated undertakings	13.185.044	17.689.256		12.108.162	17.513.330	
4. Commissions receivable		67.399.040	85.088.296		71.795.025	89.308.355
			317.745.861			259.497.160
5. Commissions payable			(10.794.472)			(6.534.982)
			306.951.389			252.962.178
6. Net profit on financial operations		98.674.323			139.880.756	
7. Other operating income		3.957.512	102.631.835		3.984.063	143.864.819
			409.583.224			396.826.997
8. General administrative expenses:						
(a) Staff costs						
- Wages and salaries	(100.227.598)			(95.679.518)		
- Social security costs	(36.630.889)			(35.639.052)		
- Other charges	(14.715.589)	(151.574.076)		(14.451.187)	(145.769.757)	
(b) Other administrative expenses						
- Taxes and duties	(7.208.687)			(9.435.825)		
- Service fees	(17.537.754)			(16.545.287)		
- Other fees to third parties	(21.147.702)	(45.894.143)	(197.468.219)	(16.476.565)	(42.457.677)	(188.227.434)
			212.115.005			208.599.563
9. Fixed assets depreciation		(19.867.709)			(15.391.568)	
10. Other operating charges		(3.244.995)	(23.112.704)		(2.596.888)	(17.988.456)
Profit on ordinary activities before provisions			189.002.301			190.611.107
11+12. Value adjustments in respect of loans and advances and provisions for contingent liabilities and for commitments			(30.000.000)			(22.500.000)
Profit on ordinary activities before tax			159.002.301			168.111.107
15. Extraordinary income		7.968.984			8.704.669	
16. Extraordinary charges		(3.965.781)			(1.295.470)	
17. Extraordinary profit		21.156.650	25.159.853		5.687.896	13.097.095
18. Profit (before tax)			184.162.154			181.208.202

Athens, 7 November 2001

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE CHIEF ACCOUNTANT
THEODOROS B. KARATZAS	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS N. LONGAKIS

NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

CONSOLIDATED FINANCIAL STATEMENTS AS AT 30 SEPTEMBER 2001

(In thousand drachmae)

ASSETS		30.9.2001			30.9.2000	
1. Cash in hand, balances with central banks			603.470.560			2.358.395.978
2. Treasury bills and other bills eligible for refinancing with central banks			48.555.376			77.525.577
3. Due from financial institutions						
(a) Repayable on demand		8.990.582			19.833.175	
(b) Other loans and advances		3.560.135.403	3.569.125.985		1.893.197.504	1.913.030.679
3A. Reverse Repos			219.245.348			116.135.255
4. Loans and advances to customers		6.416.519.543			5.899.236.559	
Less: Provisions for doubtful debts		(361.644.011)	6.054.875.532		(322.235.240)	5.577.001.319
5. Debt securities including fixed-income securities						
(a) Government		4.161.736.622			5.604.383.413	
(b1) Corporates		620.050.679			256.604.565	
(b2) Other issuers		133.201.330	4.914.988.631		72.447.643	5.933.435.621
6. Shares and other variable-yield securities			388.556.279			352.519.835
7. Participating interests			110.527.458			104.535.219
8. Shares in affiliated undertakings			278.911.199			186.356.568
9. Intangible assets						
(a) Establishment and formation expenses		1.768.332			1.764.851	
(a) Goodwill		1.400.495			2.236.652	
(c) Other intangible assets		70.996.991			56.072.443	
Less: Amortisation of intangible assets as at 30.9		(38.102.086)	36.063.732		(21.755.581)	38.318.365
10. Tangible assets						
(a) Land		71.518.243			62.464.706	
(b) Buildings	124.778.365			116.789.775		
Less: Depreciation of buildings as at 30.9	(75.620.299)	49.158.066		(70.225.524)	46.564.251	
(c) Furniture, electronic & other equipment	121.924.310			99.865.655		
Less: Depreciation of furnitures, electronic & other equipment as at 30.9	(77.150.914)	44.773.396		(62.693.891)	37.171.764	
(d) Other tangible assets	55.486.050			47.689.187		
Less: Depreciation of other tangible assets as at 30.9	(26.131.764)	29.354.286		(24.141.274)	23.547.913	
(e) Fixed assets under construction and advances		19.906.683	214.710.674		9.654.386	179.403.020
12. Own shares and bonds			155.488.081			68.619.905
13. Other assets			195.957.369			432.766.505
14. Prepayments and accrued income			24.099.148			34.131.489
TOTAL ASSETS			16.814.575.372			17.372.175.335

LIABILITIES		30.9.2001			30.9.2000	
1. Amounts owed to credit institutions						
(a) Repayable on demand		62.677.210			101.399.460	
(b) Time and at notice		928.076.898	990.754.108		806.340.122	907.739.582
2. Amounts owed to customers						
(a) Deposits		12.527.329.961			12.825.973.960	
(b) Other liabilities		87.683.708			52.620.059	
(c) Repos		1.612.523.517	14.227.537.186		1.807.818.895	14.686.412.914
3. Debts evidenced by certificates						
(a) Debt securities in issue		569.379			613.761	
(b) Other		48.554.129	49.123.508		51.890.146	52.503.907
4. Other liabilities			236.257.027			388.621.609
5. Accruals and deferred income			57.471.319			114.066.618
6. Provisions for liabilities and charges						
(a) Provisions for staff pensions and similar obligations		7.014.114			6.930.924	
(b) Provisions for taxation		1.276.161			1.292.480	
(c) Other provisions		7.792.360	16.082.635		11.246.607	19.470.011
6A. Provisions for general banking risks			3.084.101			2.831.591
7. Subordinated liabilities			67.545.450			69.786.360
Equity:						
8. Paid-up capital		349.732.863			330.716.655	
9. Share premium account		77.646.539			153.290.993	
10. Reserves		405.163.222			298.570.538	
11. Fixed asset revaluation reserve		27.697.641			8.506.248	
11a. Fixed asset investment subsidy		423.147			510.909	
12. Retained earnings		86.589.560			44.524.200	
13. Consolidation differences		(121.280.714)			(91.240.760)	
14. Minority interests		123.256.989			121.973.799	
15. Mandatorily convertible bond (L. 2441/96)		20.434.844	969.664.091		40.869.675	907.722.257
Group profit before tax for the period 1.1 - 30.9		194.302.576			210.306.192	
Minority profit before tax		2.753.371	197.055.947		12.714.294	223.020.486
TOTAL LIABILITIES			16.814.575.372			17.372.175.335

OFF-BALANCE SHEET ITEMS	30.9.2001	30.9.2000
1. Contingent liabilities	4.538.826.731	5.852.646.342
2. Commitments arising out of sale and repurchase agreements	1.073.515	3.658.195
3. Other off-balance-sheet items	16.172.945.971	17.049.855.263
TOTAL OFF-BALANCE SHEET ITEMS	20.712.846.217	22.906.159.800

NATIONAL BANK OF GREECE S.A.

(REG. No 6062/06/B/86/01)

CONSOLIDATED FINANCIAL STATEMENTS AS AT 30 SEPTEMBER 2001

(In thousand drachmae)

PROFIT AND LOSS ACCOUNT	30.9.2001			30.9.2000		
1. Interest receivable and similar income :						
- Interest income from fixed-income securities	217.079.678			331.086.897		
- Other interest and similar income	660.151.548	877.231.226		792.502.565	1.123.589.462	
2. Interest payable and similar charges		(590.683.179)	286.548.047		(905.427.458)	218.162.004
3. Income from securities:						
(a) Income from shares and other variable-yield securities	6.734.432			8.499.878		
(b) Income from participating interests	2.277.609			3.559.171		
(c) Income from shares in affiliated undertakings	2.145.595	11.157.636		827.281	12.886.330	
4. Commissions receivable		93.619.961	104.777.597		105.886.655	118.772.985
			391.325.644			336.934.989
5. Commissions payable			(7.386.262)			(7.362.651)
			383.939.382			329.572.338
6. Net profit on financial operations		102.632.431			169.341.642	
7. Other operating income		7.905.719	110.538.150		7.638.205	176.979.847
			494.477.532			506.552.185
8. General administrative expenses :						
(a) Staff costs						
- Wages and salaries	(123.068.478)			(118.211.253)		
- Social security costs	(39.913.343)			(38.979.983)		
- Other charges	(18.371.198)	(181.353.019)		(18.095.498)	(175.286.734)	
(b) Other administrative expenses						
- Taxes and duties	(10.118.886)			(11.129.837)		
- Service fees	(27.401.688)			(26.008.757)		
- Other fees to third parties	(27.078.109)	(64.598.683)	(245.951.702)	(22.068.152)	(59.206.746)	(234.493.480)
			248.525.830			272.058.705
9. Fixed assets depreciation		(34.210.399)			(28.516.392)	
10. Other operating charges		(6.618.618)	(40.829.017)		(7.840.176)	(36.356.568)
Profit on ordinary activities before provisions			207.696.813			235.702.137
11+12. Value adjustments in respect of loans and advances and provisions for contingent liabilities and for commitments			(40.194.174)			(31.973.975)
Profit on ordinary activities before tax			167.502.639			203.728.162
15. Extraordinary income		11.955.525			13.068.222	
16. Extraordinary charges		(5.301.123)			(3.409.949)	
17. Extraordinary profit		22.898.906	29.553.308		9.634.051	19.292.324
18. Profit before tax and minority interests			197.055.947			223.020.486
Minority interests			(2.753.371)			(12.714.294)
Profit before tax			194.302.576			210.306.192

NOTES:

A) The consolidated financial statements of the NBG Group include National Bank of Greece S.A. and the following companies in the financial sector. 1) Atlantic Bank of New York, 2) Banque Nationale de Grece (France), 3) National Bank of Greece (Canada), 4) The South African Bank of Athens Ltd, 5) National Bank of Greece (Cyprus) Ltd, 6) National Investment Bank for Industrial Development S.A., 7) National Investment Company S.A., 8) National Securities Company S.A., 9) *"Diethniki" Mutual Fund Management S.A., 10) "National" Mutual Fund Management S.A., 11) " Ethniki Kefalaiou" Management of Assets and Liabilities Co., 12) National Management and Organization Co., 13) "Ethniki" Leasing S.A., 14) National* Regional Development Co. of Nothern Greece S.A. Venture Capital, 15) NBG International Ltd, 16) NBG Finance plc, 17) National Securities Co (Cyprus Ltd), 18) Interlease AD (Sofia), 19) NBG Balkan Fund Ltd, 20) NBG Greek Fund Ltd, 21) ETEVA Bulgaria AD, 22) ETEVA Emerging Markets Fund Ltd, 23) ETEVA Estate Fund Ltd, 24) ETEVA Venture Capital Management Company Ltd, 25) ETEVA Romania, 26) "Ethniki" Venture Capital Management S.A., 27) Stopanska Banka AD Skopje, 28) United Bulgarian Bank, 29) ETEBA Advisory SRL, 30) NBG International Inc., 31) NBG Private Equity Ltd, 32) NBG Bancassurance Insurance Brokers S.A., 33) NBG Management Services Ltd and 34) NBG International Jersey Ltd. Of the companies included in the consolidated financial statements as at 30.9.2000, "Greek Shipowners Investments Co. S.A" has been merged through absorption with "National Investment Bank for Industrial Development S.A." in accordance with the provisions of Law 2166/93 and "Worthington Limited Partnership" did not exist at 30.09.2001 due to termination. Also, the companies referred to under items 31, 32 and 33 above, were first consolidated at 31.12.2000 whereas the co referred to under item 34 above, was consolidated for the first time as at 30.6.2001.

B) The fixed assets of the Group are free of charges or encumbrances as at 30.9.2001.

C) The total number of Group's employees as at 30.9.2001 was 21 406.

D) The accounting principles followed are similar to those of the preceding accounting period.

E) Certain items in 2000 were reclassified so as to be comparable with the corresponding items of 2001.

F) The 30.9.2001 accounts in foreign currency have been translated into drachmae based on the current exchange rate.

Athens, 7 November 2001

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE GROUP CHIEF ACCOUNTANT
THEODOROS B. KARATZAS	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

13.3 Financial Statements 2001 of Consolidated Companies

ETHNIKI KEFALAIOU S.A
ADMINISTRATION OF ASSETS AND LIABILITIES SOCIETE ANONYMI
REGISTRY No. 25436/01/B91/644
BALANCE SHEET AS AT 31st DECEMBER 2001 (1st JANUARY TO 31st DECEMBER 2001

ASSETS	2001 Cost	2001 Accumulated Depreciation	2001 Net Book Value	2000 Cost	2000 Accumulated Depreciation	2000 Net Book Value
B. START UP EXPENSES						
4. Other formation expenses	27 946 706	27 946 706	0	7 946 661	7 791 155	155 506
	27 946 706	27 946 706	0	7 946 661	7 791 155	155 506
C. FIXED ASSETS						
II. Intangible Assets						
1. Land and Sites	8 311 950 518	0	8 311 950 518	9 790 595 497		9 790 595 497
3. Buildings	9 028 979 739	1 386 982 052	7 641 997 687	10 986 719 434	1 491 745 623	9 494 973 811
4. Machinery and other equipmen	16 000	14 330	1 670	30 000	26 901	3 099
5. Vehicles	17 311 119	6 426 394	10 884 725	17 315 219	4 349 508	12 965 711
6.Furniture and other equipmen	52 032 316	45 675 629	6 356 687	46 850 642	43 268 833	3 581 809
Total Intagible C II	17 410 289 692	1 439 098 405	15 971 191 287	20 841 510 792	1 539 390 865	19 302 119 927
III. Investments and other long-term debtors						
1.Equity participation in related companies		1 436 787 045			976 383 564	
Less: Provision for devaluation of share		-710 000 000	726 787 045		-566 000 000	410 383 564
3. Amounts due from related companies after one year period						
7.Other long-term debtors			3 156 719 820			3 068 716 313
			3 883 506 865			3 479 099 877
Total fixed assets CII+CIII			**19 854 698 152**			**22 781 219 804**
D. CURRENT ASSETS						
II. Debtors						
1.Customers			46 796 846			96 240 045
3a.Post dated cheques receivables			3 107 738			54 720 000
3b.Post dated cheques receivables			46 915 880			
5.Amounts due from related companies within one yea			8 540 837			65 747 899
9.Long-term claims receivables in next financial yea			1 824 974 351			1 136 017 718
10. Doubtfull & dipsuted debtors		4 688 454 851			5 261 280 311	
Less: Provisions for doubtfull debts		-4 460 000 000	228 454 851		-4 379 170 874	882 109 437
11. Sundry Debtors			968 179 067			316 749 530
			3 126 969 570			2 551 584 629
III. Securities						
1.Shares on hand			45 589 586 913			67 678 834 368
3.Other Securities			12 245 306			0
			45 601 832 219			67 678 834 368
IV. Cash						
1. Cash on hand			47 569			430 670
3. Deposits			13 069 171 237			1 497 885 310
			13 069 218 806			1 498 315 980
Total Current Assets DII+DIII+DIV			61 798 020 595			71 728 734 977
E. SUSPENCE ACCOUNTS						
1. Prepaid expenses			651 126			1 199 808
2. Accrued income			118 559 123			115 219 467
			119 210 249			116 419 275
TOTAL ASSETS (B+C+D+E)			81 771 928 996			94 626 529 562
DEBIT MEMO ACCOUNTS						
1. Third party assets			16 609 629 915			34 012 356 724
2. Guaranty debit accounts			12 265 837 201			8 313 601 037
4. Other memo accounts			86 302 555			90 427 188
			28 961 769 671			42 416 384 949

LIABILITIES	2001	2000
A. SHAREHOLDERS EQUITY		
I. Share Capital		
(2.242.050 registered shares of GRD 7.000 each and 110.929 registered shares of GRD 30.000 each		
1. Paid-up capital	19 021 985 393	19 022 220 000
IV. Reserves		
1. Statutory Reserve	2 252 067 816	2 252 067 816
4. Extraordinary Reserves	689 474 214	689 474 214
5. Non taxable reserves	58 641 584 641	70 431 114 180
	61 583 126 671	73 372 656 210
V. Retain earnings		
Loss for the period	*0*	*0*
Total Capital (AI+AIII+AIV+AV	**80 605 112 064**	**92 394 876 210**
B. PROVISION FOR LIABILITIES & CHARGES		
1. Provision for stuff termination settlemen	62 496 579	48 200 768
2. Other provisions	0	6 381 578
	62 496 579	54 582 346
C. LIABILITIES		
I. Long-term liabilities		
8. Other long-term creditors	53 534 589	55 059 470
	53 534 589	55 059 470
II. Short-term liabilities		
1. Suppliers	838 760	2 976 145
2α. Cheques payable	6 257 447	1 229 529
5. Taxes	695 615 275	1 246 607 795
6. Social Insurance Payable	5 603 433	9 388 934
8. Amounts due to related companies	5 515 701	236 339 822
11. Sundry creditors	280 801 514	617 122 488
	994 632 130	2 113 664 713
Total Liabilities (CI+CII)	1 048 166 719	2 168 724 183
D. SUSPENSE ACCOUNTS		
2. Accrued expenses	9 237 754	5 546 823
3. Other suspence accounts	46 915 880	2 800 000
	56 153 634	8 346 823
TOTAL LIABILITIES (A+B+C+D	**81 771 928 996**	**94 626 529 562**
CREDIT MEMO ACCOUNTS		
1. Beneficioners of third assets	16 609 629 915	34 012 356 724
2. Guaranty credit accounts	12 265 837 201	8 313 601 037
4. Other memo accounts	86 302 555	90 427 188
	28 961 769 671	42 416 384 949

Note : The latest fixed assets revaluation according to L. 2065/95 was done in 2000.

PROFIT AND LOSS ACCOUNT

	2001	2001	2000	2000
I. Operation Results				
Income for the period		2 013 671 543		3 879 790 809
Less: Supplied services cos		-1 216 660 871		-975 535 680
Gross operating profi		797 010 672		2 904 255 129
Less: *Administration expenses*		-50 468 215		-29 449 200
Operation result (profit)		746 542 457		2 874 805 929
Plus: 2. Dividend from shares	2 325 369 954			1 870 784 000
3. Profit from trading of shares & securities	417 809 180			8 629 020 367
Less: 1. Provision for devaluation of shares and securitie	-10 517 263 206			-2 616 085 000
2. Securities and shares expenses and losse	-190 791 740	-7 964 875 812		-415 670 054
Operation result (profit)		-7 218 333 355		10 342 855 242
II. PLUS: Extraordinary Result				
1. Operating & Extraordinary profi	62 516 679		75 998 512	
2. Extraordinary profi	10 986		845	
3. Prior year profil	9 731 085	72 258 750	16 650 349	92 649 706
Less: 1. Operating & extraordinary expense	24 562 036		5 429 307	
2. Extraordinary expense	37 197		0	
3. Prior year expenses	0		0	
4. Doubtfull debts provision	274 295 811	-298 895 044	1 530 270 947	-1 535 700 254
Operating and extraordinary results (profit		-7 444 969 649		8 899 804 694
Less: Depreciation	199 356 988		242 435 607	
Less: Deprecation included in operating cos	-199 356 988	0	-242 435 607	0
NET PROFIT BEFORE TAXES		-7 444 969 649		8 899 804 694

DISTRIBUTION OF PROFIT

	2001	2000
Net profit for the year	-7 444 969 649	8 899 804 694
Retained earnigns	0	-2 583 390 733
Plus:Surplus Value from the Revaluation of buildings L.2065/9	0	
Less: Prior year taxasion	-205 266 952	0
Profit/(loss) carried forward	-7 650 236 601	8 274 624 838
Less: 1. Income Tax	-587 129 243	-1 083 844 980
2. Other taxes not included in the operating cos	-161 201 645	-322 512 863
Profit/(loss) carried forward	-8 398 567 489	6 868 266 995
Less: Loss on revaluation of participating interests and securiti	10 290 245 766	
Profit/(loss) carried forward	1 891 678 277	
Add: Transfer of prior year reserve from gains on the sale of se	10 290 245 766	
Less: Offset of current year revaluation loss as abov	-10 290 245 766	
	1 891 678 277	
The distribution of profits is as follows		
1. Statutory reserve	0	238 563 359
2. Non taxable reserves from profit of the sale of non prefered in the Stock Exchange Market securities	0	5 992 955 367
6d. Fully taxed reserve	1 891 678 277	636 748 269
Total	1 891 678 277	6 868 266 995

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANANGIN DIRECTOR	THE GENERAL FINANCIAL MANANGER	THE CHIEF ACCOUNTANT
N. KALOGEROPOULOS	A. KALIVIOTIS	N. TRIVOYREAS	N. KALOUTSIS

AUDITORS' REPORT
To the Shareholders of "ETHNIKI KEFALAIOU" MANAGEMENT OF ASSETS AND LIABILITIES S.A

We have audited the above financial statements and the related Appendix thereto of the Societe Anonyme "Ethniki Kefalaiou Management of Assets and Liabilities S.A." for the year ended 31 December 2001. Our audit, was conducted in accordance with the provisions of article 37 of Law 2190/1920 governing societe anonymes and the auditing procedures which we considered necessary based on the auditing principles followed by the Institute of Certified Auditors Accountants in Greece. The books and records maintained by the Company were available to us and we were provider with all the necessary information and other explanations that we requested. The Company has complied with the provisions of the Greek Chart of Accounts. The accounting policies of the Company are consistent with those of the previous year.
We have agreed the contents of the Directors Report to the Annual General Meeting of the Shareholders with the underlying financial statements. The Appendix includes all the information required by paragraph 1 of article 43a of Law 2190/1920.
In our opinion, the above financial statements derive from the books and records of the Company and present, together with the Appendix, the financial structure and position of the Company at 31 December 2001 and results of its operations for the year then ended, in accordance with the provisions of the prevailing legislation and the accounting principles which are generally accepted in Greece and do not differ from those applied in the previous year.

Athens, 21 February 2002
CERTIFIED PUBLIC ACCOUNTANTS-AUDITORS

GEORGIOS J. MOSKOFIDIS	VASSILIOS D. PAPAGEORGAKOPOULOS
AM SOEL11381	AM SOEL 11681

SOL S.A. CPA

E.A.E.D.O S.A (ETHNOKARTA)

BALANCE SHEETS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

COMPANIES' REGISTRY No: 22981/01/B/90/597

(Currency - Greek Drachmae)

ASSETS

	DECEMBER 31, 2001			DECEMBER 31, 2000		
	At Cost	Accumulated Depreciation	Net Book Value	At Cost	Accumulated Depreciation	Net Book Value
ESTABLISMENT EXPENSES						
4. Other formation expenses	2 011 336 218	483 036 632	1 528 299 586	468 012 650	239 152 267	228 860 383
	2 011 336 218	483 036 632	1 528 299 586	468 012 650	239 152 267	228 860 383
FIXED ASSETS						
Tangible fixed assets						
3. Buildings & Installations on leasehold premises	615 364 714	91 445 216	523 919 498	188 275 060	30 348 917	157 926 143
5. Vehicles	9 825 158	6 459 924	3 365 234	8 171 464	5 882 172	2 289 292
6. Furniture and fixtures	8 764 871 755	4 302 236 631	4 462 635 124	5 080 189 413	3 254 730 257	1 825 459 156
Total Tangible Assets	9 390 061 627	4 400 141 771	4 989 919 856	5 276 635 937	3 290 961 346	1 985 674 591
Long-term receivables						
7. Other long-term receivables			483 326 787			446 443 703
			483 326 787			446 443 703
Total Fixed Assets (CII+CIII)			5 473 246 643			2 432 118 294
CURRENT ASSETS						
Inventories						
1. Merchandise			14 804 281			4 594 630
2. Consumables			-			126 272 025
3. Advances for inventories			57 141 357			4 639 944
			71 945 638			135 506 599
Receivables						
1. Trade receivables		724 255 120			1 671 333 709	
Less: Reserve for doubtful debts		- 253 354 487	470 900 633		- 300 808 129	1 370 525 580
3. Bills in delay			36 437 609			36 437 609
3a. Post-dated cheques receivable			48 334 882			50 548 569
3b. Cheques in delay			12 055 500			10 814 140
4. Capital increase due from shareholders			-			1 000 000 000
5. Short-term portion of long-term receivables			72 689 300			82 108 063
10. Doubtful debtors			61 467 089			61 467 089
11. Other debtors			556 868 820			645 160 351
12. Sundry advances			7 200 810			16 242 416
			1 265 954 643			3 273 303 817
Securities						
1. Equity shares			39 853 500			39 853 500
			39 853 500			39 853 500
Cash and cash equivalents						
1. Cash in hand			3 883 021			1 104 061
3. Bank deposits-at sight and term			310 710 443			2 172 820 644
			314 593 464			2 173 924 705
Total current assets (DI+DII+DIII+DIV)			1 692 347 245			5 622 588 621
PREPAYMENTS AND ACCRUED INCOME						
1. Prepaid expenses			292 000			-
			292 000			-
AL ASSETS (B+C+D+E)			8 694 185 474			8 283 567 298
BALANCE SHEET (MEMO) ACCOUNTS-DEBIT						
Third parties' assets			592 924			592 924
Guarantee accounts-debit			616 530 066			248 288 466
Other memo accounts			41 863 791 072			4 867 072 838
			42 480 914 062			5 115 954 228

LIABILITIES AND SHAREHOLDERS' EQUITY

	DECEMBER 31, 2001	DECEMBER 31, 2000
A. SHAREHOLDERS' EQUITY		
I. Share Capital		
(2,710,000 shares at Drs.1.022,25 each)		
1. Paid	2 770 297 500	1 710 000 000
2. Due from shareholders	-	1 000 000 000
	2 770 297 500	2 710 000 000
III. Revaluation reserves		
1. Reserve for bonus shares	19 367 439	19 367 439
IV. Reserves		
1. Statutory reserve	281 731 010	281 731 010
4. Extraordinary reserves	150 350 142	150 350 142
5. Tax free reserves	581 445 446	581 445 446
	1 013 526 598	1 013 526 598
V. Retained Earnings		
Profit for the year brought forward	-	609 726 446
Loss for the year brought forward	- 288 000 448	-
	- 288 000 448	609 726 446
Total shareholders' equity (AI+AIII+AIV+AV)	3 515 191 089	4 352 620 483
B. RESERVES FOR RISKS & CHARGES		
1. Reserve for staff retirement indemnities	100 039 147	47 994 586
2. Other provisions	40 000 000	20 000 000
	140 039 147	67 994 586
C. LIABILITIES		
II. Short-term liabilities		
1. Suppliers	3 592 128 034	1 750 720 105
3. Bank overdrafts	-	-
4. Customer advances	84 441 660	74 345 394
5. Taxes and duties payable	897 739 356	1 356 448 739
6. Due to Social security funds	203 940 635	194 781 745
8. Due to affiliated companies	101 100 000	101 100 000
11. Sundry creditors	28 425 931	254 187 246
Total Liabilities (CII)	4 907 775 616	3 731 583 229
D. ACCRUED EXPENSES AND DEFERRED INCOME		
1. Deferred income		
2. Accrued expenses	131 179 622	131 369 000
Total Liabilities and Shareholders' Equity (A+B+C+D)	8 694 185 474	8 283 567 298
OFF BALANCE SHEET (MEMO) ACCOUNTS - CREDIT		
1. Third parties' assets	592 924	592 924
2. Guarantee accounts-credit	616 530 066	248 288 466
4. Other memo accounts	41 863 791 072	4 867 072 838
	42 480 914 062	5 115 954 228

STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(Currency - Greek Drachmae)

	DECEMBER 31, 2001			DECEMBER 31, 2000		
ATING RESULTS						
			17 073 992 726			13 740 406 493
Cost of services rended			8 954 025 046			6 020 967 086
operating results			8 119 967 680			7 719 439 407
Other operating income			321 026 719			375 737 548
otal			8 440 994 399			8 095 176 955
1. General & Administrative Expenses		4 492 850 407			3 593 948 924	
3. Selling & Distribution expenses		3 443 265 525	7 936 115 932		3 168 044 070	6 761 992 994
Results			504 878 467			1 333 183 961
1. Dividend income		-			150 000	
2. Income from securities		1 328 300			2 112 997	
4. Interest and related income		31 119 030	32 447 330		29 908 977	32 171 974
otal Operating Results			537 325 797			1 365 355 935
EXTRAORDINARY INCOME						
1. Extraordinary and non operating income		145 085 418			158 834 465	
2. Extraordinary gain		366 403			5 672 903	
3. Prior year income		8 990 482			22 797 816	
4. Income from the reversal of provisions		115 448 228			52 122 155	
		269 890 531			239 427 339	
1. Extraordinary expenses	11 167 817			5 711 354		
2. Extraordinary loss	-			1 261 691		
3. Prior year expenses	158 434 333			35 518 983		
4. Provisions for extraordinary results	40 000 000	209 602 150	60 288 381	71 257 569	113 749 597	125 677 742
and Extraordinary Results (Profits)			597 614 178			1 491 033 677
Depreciation for the year		1 353 064 790			550 355 352	
Depreciation charged to operating results		1 353 064 790	-		550 355 352	-
INCOME FOR THE YEAR, BEFORE TAX			597 614 178			1 491 033 677

STATEMENTS OF PROFIT APPROPRIATION

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(Currency - Greek Drachmae)

		DECEMBER 31, 2001	DECEMBER 31, 2000
Profit for the year		597 614 178	1 491 033 677
Add:	Prior year undistributed profits	549 428 946	351 245
Less:	Prior year taxes	- 994 627 217	-
		152 415 907	1 491 384 922
Less:	Income tax for the year	- 440 416 355	- 825 828 724
Profits available for distribution or losses carried forward		- 288 000 448	665 556 198

The appropriation of profits is effected as follows:

		DECEMBER 31, 2001	DECEMBER 31, 2000
1.	Statutory reserve		44 731 010
6b.	Tax free revenue reserves		-
	Interest income from Greek Government Bonds		1 087 397
	Interest income on bank deposits		10 011 345
8.	Retained earnings carried forward		609 726 446
			665 556 198

ATHENS, 26 JANUARY 2002

THE CHAIRMAN OF THE BOARD OF DIRECTORS	A MEMBER OF THE BOARD OF DIRECTORS	THE FINANCIAL MANAGER	THE FINANCIAL ACCOUNTANT
APOSTOLOS TAMVAKAKIS ID. No. P 704691	SPIRIDON PAPASPYROU ID. No. R 528269	GEORGIOS BOURNIAS ID. No. N 017409	NIKOLAOS TSIRIKOS ID. No. Θ 964038

AUDITOR'S REPORT

To the Shareholders of NATIONAL MANAGEMENT AND ORGANISATION COMPANY S.A.

ave audited the above financial statements and the related Appendix thereto of the Societe Anonyme "NATIONAL MANAGEMENT AND ORGANISATION COMPANY S.A." for the year ended 31 December 2001. Our audit, which considered the results of operations of all branches of the Company, was, conducted in accordance the provisions of article 37 of Law 2190/1920 governing societe anonymes, and the auditing procedures which we considered necessary based on the auditing principles followed by the Institute of Certified Auditors Accountants in Greece. The books and records maintained by the Company were made available to us we were provided with all the necessary information and other explanations that we requested for our audit. The Company has complied with the provisions of the Greek Chart of Accounts. The accounting policies of the Company are consistent with those with the previous year.

agreed the contents of the Directors' Report to the Annual General Meeting of the Shareholders with the underlying financial statements. The Appendix includes all the information required by par. 1 of art. 43a of L. 2190/1920.

following derive from our audit:

Company relying on opinion 205/1988 of the Legal Council of the State, only made provision for retirement indemnity of GRD 100 million which was the indemnity for those of the employees who had reached the retirement criteria. If the Company had made a provision to cover all of it employees, this would have it to GRD 1.6 billion approximately.

opinion, except for the matters referred to in the preceding paragraphs, the above financial statements derive from the books an records of the Company and present, together with the appendix, the financial structure and position of the company at 31 December 2001 and results of its operations for the year then d, in accordance with the provisions of the prevailing legislation and the accounting principles which are generally accepted in Greece and do not differ from those applied in the previous year.

Athens, 2 February 2002

Certified Public Accountant

George Alifantistant

Reg. No. ICPAG 10091

Arthur Andersen S.A.

NATIONAL SECURITIES COMPANY S.A.

FINANCIAL STATEMENTS AS AT 31 DECEMBER 2001

DECISION OF THE 27/26.03.89 MEETING OF THE BOARD OF DIRECTORS OF THE STOCK EXCHANGE COMMISSION

FINANCIAL STATEMENTS AS AT 31 DECEMBER 2001 - 13th ACCOUNTING YEAR (1 JANUARY 2001 - 31 JANUARY 2001)

(IN DRACHMAS)

ASSETS

	YEAR ENDED 2001			YEAR ENDED 2000		
	Cost	Accumulated Depreciation	Net Book Value	Cost	Accumulated Depreciation	Net Book Value
B. ESTABLISHMENT EXPENSES						
4. Other establishment expenses	343 938 357	157 098 776	186 839 581	251 648 887	87 463 091	164 185 796
	343 938 357	**157 098 776**	**186 839 581**	**251 648 887**	**87 463 091**	**164 185 796**
C. FIXED ASSETS						
II. Tangible assets						
3 Buildings and technical works	45 779 046	11 831 250	33 947 796	24 636 846	4 681 519	19 955 327
4 Machinery, technical installations and other equipment	33 091 115	12 072 294	21 018 821	33 091 115	5 741 552	27 349 563
5 Transportation means	6 622 020	1 675 756	4 946 264	6 621 020	681 604	5 939 416
6 Furniture & other equipment	733 566 816	382 550 051	351 016 765	668 101 559	222 924 105	445 177 454
Total Tangible Assets	**819 058 997**	**408 129 351**	**410 929 646**	**732 450 540**	**234 028 780**	**498 421 760**
III. Investments & long - term assets						
2. Participating interests in other undertakings			111 598 100			118 387 800
2a. Participation in the Guarantee Fund			1 858 974 977			1 858 974 977
2b. Clearance account for the ASE and the ACR (Athens Central Registry)			3 089 394 736			2 720 675 843
7. Other long-term receivables			1 635 000			935 000
			5 061 602 813			**4 698 973 620**
Total Fixed Assets (CII+CIII)			**5 472 532 459**			**5 197 395 380**
D. CURRENT ASSETS						
II. Debtors						
1. Customers - Brokers			8 583 731 589			11 579 559 780
11. Sundry debtors			864 304 950			1 937 702 214
			9 448 036 539			**13 517 261 994**
III. Securities						
1. Shares		1 272 517 355			1 144 972 545	
Less: Provisions for the devaluation of shares		- 358 084 908	914 432 447		- 157 519 909	987 452 636
E. 3. Other securities		438 528 106			1 639 472 286	
Less: Provisions for the devaluation of securities		- 191 937	438 336 169		- 9 205 430	1 630 266 856
			1 352 768 616			**2 617 719 492**
IV. Cash at bank and in hand						
1. Cash in hand			3 251 699			113 231 007
3. Current and term deposits,repos			169 352 302 257			68 839 726 625
			169 355 553 956			**68 952 957 632**
Total Current Assets (DII+DIII+DV)			**180 156 359 111**			**85 087 939 118**
E. PREPAYMENTS & ACCRUED INCOME						
1. Deferred charges			29 999 021			7 472 673
2. Accrued income			41 955 797			28 576 904
			71 954 818			**36 049 577**
TOTAL ASSETS (B+C+D+E)			**185 887 685 969**			**90 485 569 871**
OFF-BALANCE SHEET ITEMS						
1. Third parties assets			1 552 502 266			912 457 953
2. Guarantees and other collaterals			6 059 209 705			1 155 222 930
4. Other off-balance sheet items			43 968 622			43 968 622
			7 655 680 593			**2 111 649 505**

Note:

1) Certain prior year amounts have been reclassified in order to be comparable with the current year amounts
2) During the period the share capital increased by GRD 51 813 575 through an increase of the share's par value from GRD 1000 to GRD 1022,25.

Profit and Loss Account	YEAR ENDED 2001			YEAR ENDED 2000		
I.Operating Results						
Turnover (provision of services)			6 320 931 850			12 590 612 389
Less: Cost of sales			3 625 327 120			5 899 715 928
Gross profit			2 695 604 730			6 690 896 461
Add: Other operating income			104 789 238			130 979 651
Total			2 800 393 968			6 821 876 112
Less: 1. Administrative expenses			1 145 336 068			945 885 093
3. Selling & distribution expenses			523 596 260			808 565 246
Oper. Income before investing & financing activities			1 131 461 640			5 067 425 773
Add: 1. Income from participating interests					57 792 000	
2. Income from securities		83 727 584			83 133 048	
3. Gains from the sale of participating interests and securities		175 101 639			605 281 382	
4. Interest income and other similar income		299 415 916			640 302 096	
		558 245 139			1 386 508 526	
Less: 1. Provisions for the devaluation of shares and securities	229 780 163			95 669 477		
2. Expenses and losses from participating interests and securities	25 440 675			43 618 647		
3. Interest expenses and financial charges	287 869 205	543 090 043	15 155 096	495 712 406	635 000 530	751 507 896
Operating Profit			1 146 616 736			5 818 933 769
II. Add: Extraordinary items						
1. Extraordinary and non - operating income		15 813 010			53 150 656	
2. Income from prior years		115 769 489			10 733 497	
3. Income from prior years provisions		26 190 542				
		157 773 041			63 884 153	
Less: 1. Extraordinary and non-operating expenses	72 419 610			96 624 766		
2. Extraordinary losses	178 200					
3. Prior year expenses	225 276 944	297 874 754	- 140 101 713	6 871 075	103 495 841	- 39 611 688
Profit after extraordinary items			1 006 515 023			5 779 322 081
Less:						
Total depreciation of fixed assets		243 736 256			117 720 760	
Less: Depreciation of fixed assets taken to operating costs		243 736 256			117 720 760	
Profit/(Loss) before taxes			**1 006 515 023**			**5 779 322 081**

LIABILITIES & SHAREHOLDERS EQUITY

	2001	2000
A. SHAREHOLDERS' EQUITY		
I. Share capital (2 837 700 shares of GRD 1 022,25)		
1. Paid-up	**2 380 513 575**	**2 328 700 000**
IV. Other reserves		
1. Legal reserve	793 504 525	776 233 333
5. Tax-free reserves	3 906 420 718	3 820 558 467
	4 699 925 243	**4 596 791 800**
V. Results for the year		
Profit for the year	**435 371 146**	**1 384 267 710**
Total Shareholders Equity (AI + AIV + AV)	**7 515 809 964**	**8 309 759 510**
B. PROVISIONS FOR RISKS & CHARGES		
2. Other provisions	**3 806 710**	**10 596 410**
C. LIABILITIES		
II. Current liabilities		
1. Suppliers	117 553 830	147 312 157
3. Bank Overdraft	4 500 000 001	37 172 423
4a. Customers - Brokers, ASE, ACR	172 073 703 619	75 946 032 996
5. Taxes and duties payable	35 925 577	1 162 246 258
6. Social security contributions payable	25 487 172	24 902 841
10. Dividends payable	1 388 632 919	4 445 488 300
11. Sundry creditors	210 682 264	402 058 976
	178 351 985 382	**82 165 213 951**
Total Liabilities (CII)	**178 351 985 382**	**82 165 213 951**
D. ACCRUALS AND DEFERRED INCOME		
2. Accrued expenses	16 083 913	
TOTAL LIABILITIES AND SHAREHOLDER EQUITY (A+B+C+D	**185 887 685 969**	**90 485 569 871**
OFF - BALANCE SHEET ITEMS		
1. Beneficiaries of third parties´assets held	1 552 502 266	912 457 953
2. Guarantees and other collaterals	6 059 209 705	1 155 222 930
4. Other off-balance sheet items	43 968 622	43 968 622
	7 655 680 593	**2 111 649 505**

APPROPRIATION ACCOUNT

	2001	2000
Net income for the year	1 006 515 023	5 779 322 081
(+) Non - appropriated earnings from prior year	1 384 267 710	3 165 583 566
(+) Distributable reserves	62 478 833	
Total	2 453 261 566	8 944 905 647
(-) 1. Income tax	413 645 225	2 028 136 660
Profits for appropriation	**2 039 616 341**	**6 916 768 987**
Appropriated to:		
1. Legal Reserve	17 271 192	39 357 263
2. Dividend from current year profits	4 365 209	1 279 904 734
2a. Dividend from prior period profits	1 384 267 710	3 165 583 566
6. Special tax-free reserve art. 10 L. 148/67	-	434 311 073
6a. Reserves from tax - free profits	105 261 160	184 632 713
6b. Reserves and profits taxed in special ways	43 079 924	144 115 088
7. Board of Directors fees	-	14 596 840
7a. Distribution of profits to the employees	50 000 000	270 000 000
8. Balance of profit for the year	435 371 146	1 384 267 710
	2 039 616 341	**6 916 768 987**

Athens, 7 February 2002

CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	CHIEF FINANCIAL OFFICER
APOSTOLOS S. TAMVAKAKIS	EMMANOUIL - IOANNIS TSAMOURGELIS	**NIKOLAOS P. PAPADOPOULOS**
ID. P 704691	ID. S 231262	ID. S 231262

AUDITORS REPORT
TO THE SHAREHOLDERS OF "NATIONAL SECURITIES COMPANY S.A."

We have audited the above Financial Statements and the related Appendix thereto of the Societe Anonyme "NATIONAL SECURITIES COMPANY " for the year ended 31 December 2001. Our audit was conducted in accordance with the provisions of article 37 of Law 2190/1920 governing societe anonymes, the provisions of Law 400/1970 governing "Private Insurance Companies" and the auditing procedures which we consider necessary based on the auditing principles followed by the Institute of Certified Auditors Accountants in Greece. The books and records maintained by the Company were made available to us and we were provided with all the necessary information and other explanations that we requested for our audit. The accounting policies of the Company are consistent with those of the previous year. We have agreed the contents of the Directors' Report to the Annual General Meeting of the Shareholders with the underlying financial statements. The Appendix includes all the information required by paragraph 1 of article 43a of Law 2190/1920. In our opinion, the above financial statements derived from the books and records of the Company and present, together with the Appendix the financial structure and position of the Company at 31 December 2001 and results of its operations for the year then ended, in accordance with the provisions of the prevailing legislation and the accounting principles which are generally accepted in Greece and do not differ from those applied in the previous year.

Athens, 11 February 2002
Certified Public Accountant Auditor

Marios T. Kyriakou
Reg. No. ICPAG 11121
KPMG Kyriakou S.A.

ETHNIKI LEASING S.A.

FINANCIAL STATEMENTS AS AT 31 DECEMBER 2001 - 11th ACCOUNTING PERIOD (1st JANUARY - 31 DECEMBER 2001)

REG. No. 22981/01/B/90/597

ASSETS

ASSETS	31.12.2001 Cost	31.12.2001 Accumulated Depreciation	31.12.2001 Net Book Value	31.12.2000 Cost	31.12.2000 Accumulated Depreciation	31.12.2000 Net Book Value
B. PREOPERATING EXPENSES						
2. Exchange differences - Devaluation	1 046 475 139	1 046 475 139		1 046 475 139	913 388 146	133 086 993
4. Other formation expenses	164 144 345	128 968 740	35 175 605	155 699 510	110 253 192	45 446 318
4a. Expenses related to leased Land & Buildings	1 269 030 691	229 958 007	1 039 072 684	977 997 147	118 135 698	859 861 449
4b. Other formation expenses - Rented	199 834 390	74 312 147	125 522 243	164 177 429	97 872 381	66 305 048
	2 679 484 565	**1 479 714 033**	**1 199 770 532**	2 344 349 225	1 239 649 417	1 104 699 808
C.FIXED ASSETS						
II. Tangible Fixed Assets						
1a. Leased Lanc	2 456 119 644		2 456 119 644	1 951 178 067	0	1 951 178 067
3. Buildings and Installations	89 467 226	89 411 016	56 210	89 467 226	88 709 658	757 568
3a. Leased Buildings and Installations	5 710 096 958	710 779 288	4 999 317 670	4 271 721 934	306 825 823	3 964 896 111
3b. Leased Buildings and Installations under construction	317 580 437	53 534 393	264 046 044	176 473 771	105 654 438	70 819 333
4a. Machinery and equipment - Leased	32 623 978 644	13 115 735 044	19 508 243 600	30 150 142 348	12 789 582 949	17 360 559 399
5. Vehicles	31 341 133	26 570 495	4 770 638	36 381 037	27 538 577	8 842 460
5a. Leased Vehicles	9 024 433 477	3 954 490 712	5 069 942 765	8 354 288 650	5 134 749 897	3 219 538 753
6.Furniture and fixtures	91 175 048	83 535 508	7 639 540	86 976 007	77 801 253	9 174 754
6a.Leased Furniture and fixtures	8 118 004 691	3 061 182 565	5 056 822 126	8 467 403 569	4 718 090 084	3 749 313 485
7. Payments on account and tangible assets in course of construction	338 545 747		338 545 747	258 552 878		258 552 878
Total Tangible Assets (CII)	**58 800 743 005**	**21 095 239 021**	**37 705 503 984**	**53 842 585 487**	**23 248 952 679**	**30 593 632 808**
III. Participations and other long-term receivables						
7. Other long-term receivables			5 908 250			5 908 250
Total Fixed Assets (CII+CIII)			37 711 412 234			30 599 541 058
D. Current Assets						
II. Receivables						
1. Trade receivables			656 796 295			1 169 402 746
3a. Post-dated cheques receivables			122 670 929			241 679 825
10. Bad debts-debts in ligitation		594 893 135			1 165 788 790	
Less: Provision art. 6 par. 8 of Law 1665/86		594 893 135			855 567 316	310 221 474
11. Various Debtors			230 108 783			29 885 574
12. Various Advances			726 090			167 817
			1 010 302 097			**1 751 357 436**
IV. Cash and cash equivalents						
1. Cash			2 547 725			140 523
3. Current and time deposits			182 166 486			1 395 759 747
			184 714 211			**1 395 900 270**
Total Current Assets (DII+DIV)			**1 195 016 308**			**3 147 257 706**
E. PREPAYMENTS AND ACCRUED INCOME						
1. Prepaid expenses			1 424 820			786 645
TOTAL ASSETS (B+C+D+E)			**40 107 623 894**			**34 852 285 217**
OFF-BALANCE SHEET ITEMS						
2. Debit accounts of guarantees and mortgages accounts			3 986 304 830			3 310 638 045
4. Other off-balance sheet items			2 354 168 981			2 456 748 358
			6 340 473 811			5 767 386 403

LIABILITIES AND SHAREHOLDERS EQUITY

LIABILITIES AND SHAREHOLDERS EQUITY	31.12.2001	31.12.2000
A. SHAREHOLDERS' EQUITY		
I. Share Capital		
(900.000 shares GRD 10.000 each)		
1. Paid-up	9 000 911 250	9 000 000 000
	9 000 911 250	**9 000 000 000**
IV Reserves		
1. Legal Reserves	145 520 083	145 520 083
4. Extraordinary reserves	1 525 202 328	1 526 113 578
5. Tax free reserves	158 043 488	158 043 488
	1 828 765 899	1 829 677 149
V. Retained Earnings		
Retained earnings from previous year	12 052 974	12 052 974
Accumulated deficit brought forward	(1 009 024 306)	(2 086 304 026)
	(996 971 332)	(2 074 251 052)
Total shareholders' equity (AI+AIV+AV)	9 832 705 817	8 755 426 097
B. RESERVES FOR RISKS AND EXPENSES		
1. Provision for staff retirement benefits	22 551 667	20 141 333
2.Other provisions	389 400 561	0
C. LIABILITIES	411 952 228	20 141 333
I. Long-term Liabilities		
2. Bank loans	17 300 000 000	17 300 000 000
	17 300 000 000	17 300 000 000
II. Short-term Liabilities		
1. Suppliers	1 302 001 520	965 308 606
3. Bank overdrafts	9 008 608 992	5 639 722 291
4. Advance payments of customers	55 874 511	73 244 687
5. Taxes and duties	26 358 755	228 745 071
6. Due to social security funds	10 954 011	9 718 075
11. Various creditors	57 697 955	55 327 133
	10 461 495 744	**6 972 065 863**
TOTAL LIABILITIES (CI+CII)	**27 761 495 744**	**24 272 065 863**
D. TEMPORARY ACCOUNTS		
1.Deferred Income	1 364 662 904	1 183 621 583
2. Accrued expenses	736 807 201	621 030 341
	2 101 470 105	**1 804 651 924**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**40 107 623 894**	**34 852 285 217**
OFF-BALANCE SHEET ITEMS		
2. Debit accounts of guarantees and mortgages accounts	3 986 304 830	3 310 638 045
4. Other off-balance sheet items	2 354 168 981	2 456 748 358
	6 340 473 811	5 767 386 403

NOTE Included in the current assets, "Bad debts - Debts in Litigation" is a claim from the Greek State of GRD 205 083 724. The initial amount owed by the Greek State was GRD 785 215 945, of which the Company has received in partial payments the amount of GRD 580 132 221. For this case, the 2nd Instance Court has decided in favour of the Company, however, the Greek State has appealed to the Supreme Council.

PROFIT AND LOSS ACCOUNT

		31.12.2001			31.12.2000	
I. Operating Results						
Turnover			14 389 479 094			13 604 766 941
Less: Cost of sales			*11 237 948 515*			*11 050 607 100*
Gross operating results			3 151 530 579			2 554 159 841
Plus: Other operating revenue			71 880 540			145 196 981
Total			3 223 411 119			2 699 356 822
Less:						
1.General and Administrative Expenses		446 348 786			453 047 244	
2.Distribution expenses		73 414 627	519 763 413		72 910 087	525 957 331
Operating Results (Profits)			**2 703 647 706**			2 173 399 491
Plus:						
4. Interest and other related income		164 419 925			330 755 328	
Less:		164 419 925			330 755 328	
3. Interest and other related expense		1 484 135 790	(1 319 715 865)		1 537 953 996	(1 207 198 668)
Total Operating Results (Profits)			**1 383 931 841**			966 200 823
II Less: Extraordinary income						
1.Extraordinary and non operating income		31 667 624			328 816 882	
2.Extraordinary gains		423 215			360000	
3.Prior year's income		33 788 956			303655612	
4.Income from previous years provisions		0			12504	
		65 879 795			632 844 998	
Less:						
1. Extraordinary expenses	172 927 054			632 345 434		
2. Prior year's expenses	49 604 862			324 892 490		
4. Provisions for extraordinary risks	150 000 000	372 531 916	(306 652 121)	0	957 237 924	(324 392 926)
Operating and Extraordinary Results (Profits)			1 077 279 720			641 807 897
Less: Depreciation for the year		11 241 344 666			11 065 446 671	
Less: Depreciation charged to operating results		(11 241 344 666)	0		-11 065 446 671	0
NET INCOME FOR THE YEAR, BEFORE INCOME TA			1 077 279 720			641 807 897

APPROPRIATION ACCOUNT

	31.12.2001	31.12.2000
Profit for the year	1 077 279 720	641 807 897
Less:		
Accumulated deficit carried forward	2 086 304 026	2 728 111 923
Losses to be carried forwarc	(1 009 024 306)	(2 086 304 026)

Athens, 31 January 2002

THE CHAIRMAN ANDREAS VRANAS	THE MANAGING DIRECTOR DIMITRIOS G. PINIS
ID. No. M 070166	ID. No. N 124610
THE DEPUTY CHIEF EXECUTIVE OFFICER DIMITRIOS P. BILINIS	THE CHIEF FINANCIAL OFFICER NIKOLAOS D, DIMITROPOULOS
ID. No. M 176532	ID. No. N 204741

AUDITOR'S REPORT

To the Shareholders of ETHNIKI LEASING S.A.

We have audited the above financial statements and the related Appendix thereto of the Societe Anonyme "ETHNIKI LEASING S.A." for the year ended 31 December 2001. Our audit, which considered the results of operations of all branches of the Company, was conducted in accordance with the provisions of article 37 of Law 2190/1920 governing societe anonymes, and the auditing procedures which we considered necessary based on the auditing principles followed by the Institute of Certified Auditors Accountants in Greece. The books and records maintained by the Company were made available to us and we were provided with all the necessary information and other explanations that we requested for our audit. The Company has complied with the provisions of the Geek Chart of Accounts. The accounting policies of the Company are consistent with those of the previous year. We have agreed the contents of the Director's Report to the Annual General Meeting of the Shareholders' with the underlying financial statements. The Appendix includes all the information required by paragraph 1 of article 43a of Law 2190/1920. As a result of our audit the following matter came to our attention: In accordance with the decisions of the Ministry of Finance POL. 1224/1998, POL. 1263/1999 and POL. 1268/1999, the Company capitalized to "Preoperating expenses", foreign exchange losses of GRD 647 millions, GRD 399 millions in 1998 and 1999, respectively. Such capitalized foreign exchange losses are being amortized over a period of three years. As a result of the abovementioned, the current's year's profit before income taxes is understated by GRD 133 millions. In our opinion, except for the matters reffered to in the preceding paragraphs, the above financial statements derive from the books and records of the Company and present, together with the Appendix, the financial structure and position of the Company at 31.12.2001 and results of its operations for the year then ended, in accordance with the provisions of the prevailing legislation and the accounting principles which are generally accepted in Greece and do not differ from those applied the previous year.

Athens, 31 January 2002
Certified Public Accountant Auditor

George Alifantis
Reg. No. ICPAG 10191
ARTHUR ANDERSEN
CERTIFIED AUDITORS ACCOUNTANTS S.A.

"NATIONAL INVESTMENT COMPANY S.A."
"MEMBER OF THE GROUP NATIONAL BANK OF GREECE, S.A."
FOUNDER: NATIONAL BANK OF GREECE, S.A.
Currency Committee Permit No. 265/15/27.03.1980
Registration Number: 6105/06/B/86/58

BALANCE SHEET

AS AT DECEMBER 31, 2001 (JANUARY 1 - DECEMBER 31, 2001)
21st YEAR

ASSETS

	YEAR ENDED 2001 GRD Cost	Accumulated Depreciation	Net book Value	EURO	YEAR ENDED 2000 GRD Cost	Accumulated Depreciation	Net book Value	EURO
B. ESTABLISHMENT EXPENSES								
1. Establishment expenses	609 155	609 155	0	0.00	609 155	609 155	0	0.00
4. Other establishment expenses	1 321 680 043	649 435 031	672 245 012	1 972 839.35	1 294 668 533	403 457 402	891 211 131	2 615 439.86
	1 322 289 198	650 044 186	672 245 012	1 972 839.35	1 295 277 688	404 066 557	891 211 131	2 615 439.86
C. FIXED ASSETS								
II. Tangible assets								
3. Buildings and technical works	3 599 540	3 599 537	3	0.01	3 599 540	3 599 537	3	0.01
6. Furniture & fixtures	49 330 126	40 121 970	9 208 156	27 023.20	48 432 382	35 206 682	13 225 700	38 813.50
Total fixed assets	52 929 666	43 721 507	9 208 159	27 023.21	52 031 922	38 806 219	13 225 703	38 813.51
D. CURRENT ASSETS								
II. Receivables								
11. Sundry debtors			424 753 221	1 246 524.49			244 455 199	717 403.37
			424 753 221	1 246 524.49			244 455 199	717 403.37
III. Marketable Securities	Domestic	Foreign			Domestic	Foreign		
1. Shares listed on Stock Exchange	70 134 549 185	1 534 267 019	71 668 816 204	210 326 679.98	98 750 173 052	1 532 877 224	100 283 050 276	294 300 954.59
2. Shares unlisted on Stock Exchange	4 611 597 810	0	4 611 597 810	13 533 669.29	7 430 643 904	0	7 430 643 904	21 806 731.93
3. Bonds	0	1 213 311 313	1 213 311 313	3 560 708.18	14 526 725	1 194 062 248	1 208 588 973	3 546 849.52
4. Units in Mutual Funds	0	123 754 409	123 754 409	363 182.42	0	116 611 780	116 611 780	342 220.92
5. Government Bonds in GRD	648 763 500	0	648 763 500	1 903 928.10	807 781 024	0	807 781 024	2 370 597.28
7. Other	5 847 886	0	5 847 886	17 161.81	5 847 886	0	5 847 886	17 161.81
	75 400 758 381	2 871 332 741	78 272 091 122	229 705 329.78	107 008 972 591	2 843 551 252	109 852 523 843	322 384 516.05
IV. Cash and cash equivalents	In Grd.	In Foreign Currency			In Grd.	In Foreign Currency		
1. Cash on hand	4 127 771	0	4 127 771	12 113.78	3 985 110	0	3 985 110	11 695.11
3. Current and time deposits	2 165 475 943	81 586 946	2 247 062 889	6 594 461.89	4 191 280 709	97 291 949	4 288 572 658	12 585 686.45
	2 169 603 714	81 586 946	2 251 190 660	6 606 575.67	4 195 265 819	97 291 949	4 292 557 768	12 597 381.56
Total current assets (DII+DIII+DIV)			80 948 035 003	237 558 429.94			114 389 536 810	335 699 300.98
E. PREPAYMENTS & ACCRUED INCOME								
1. Deferred charges				0.00	31 447 121 204			
Less: Provision of L.1969/91article 10 paragraph 3				0.00	-6 289 424 241		25 157 696 963	73 830 365.26
2. Accrued income			58 179 581	170 739.72			114 302 520	335 443.93
			58 179 581	170 739.72			25 271 999 483	74 165 809.19
TOTAL ASSETS (B+C+D+E)			81 687 667 735	239 729 032.24			140 565 973 127	412 519 363.54
MEMO ACCOUNTS - DEBIT								
3.Bilateral agreements			1 342 480 575	3 939 781.58			1 314 164 250	3 856 681.58

LIABILITIES

	YEAR ENDED 2001 GRD	EURO	YEAR ENDED 2000 GRD	EURO
A. SHAREHOLDERS' EQUITY				
I. Share capital (99.036.000 shares of nominal value GRD 1.022,25 each)				
1. Paid-up capital	101 239 551 000	297 108 000.00	99 036 000 000	290 641 232.58
II.Share premium account				
1. Paid-up	35 025 569 000	102 789 637.56	37 229 120 000	109 256 404.99
IV.Other reserves				
3.Special Reserve under L.1969/1991	0	0.00	30 618 878	89 857.31
Loss on securities valuation	-54 741 555 910	-160 650 200.76	0	0.00
	-54 741 555 910	-160 650 200.76	30 618 878	89 857.31
Total Shareholders' Equity (AI+AII+AIV)	81 523 564 090	239 247 436.80	136 295 738 878	399 987 494.87
B. PROVISIONS FOR LIABILITIES AND CHARGES				
1. Provisions for staff retirement benefits	12 737 340	37 380.31	10 509 468	30 842.22
C. LIABILITIES				
II. Current Liabilities				
5. Taxes-duties	120 919 091	354 861.60	188 854 840	554 232.84
6. Social security	2 894 100	8 493.32	2 744 700	8 054.88
10. Dividends payable	26 521 687	77 833.27	3 983 138 508	11 689 327.98
11. Sundry creditors	1 031 427	3 026.93	6 632 129	19 463.35
Total creditors (CII)	151 366 305	444 215.13	4 181 370 187	12 271 079.05
D. ACCRUALS AND DEFERRED INCOME				
2. Accrued expenses	0	0.00	78 354 574	229 947.39
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES (A+B+C+D)	81 687 667 735	239 729 032.24	140 565 973 127	412 519 363.54
MEMO ACCOUNTS - CREDIT				
3.Bilateral agreements	1 342 480 575	3 939 781.58	1 314 164 250	3 856 681.58

NOTES:1. The value of the Company's investments at market price at 31/12/2001 is shorter to the acquisition cost (December average price) by GRD 712.665.393 (EURO 2.091.461 17).

2. The share's intrinsic book value at 31/12/2001 was GRD 815,97(EURO 2.39).

3. The balance of loss incurred at the value measurement of marketable securities at 31/12/2000 of GRD 23.242.834.536(EURO 68.210 813 02)and the loss incurred at the value measurement at 31/12/2001 of GRD 31.529.340.252(EURO 92.529.245,05) after the offsetting of the Special reserve under L.1969/91 were transfered to Liabilities in deduction of Shareholders' Equity.

4. Upon resolution of the General Meeting, held on 29/05/2001, the share capital increased by GRD 2 203.551,000 by partial capitalization of the share premium account with the increase of the share's nominal value from GRD 1.000 to GRD 1.022,25 and the share capital and the nominal value of the share were also converted in EURO, pursuant to L.2842/2000

5. The company employs 7 persons.

PROFIT AND LOSS ACCOUNT

At December 31, 2001 (January 1 - December 31, 2001)

		YEAR ENDED 2001	GRD	EURO		YEAR ENDED 2000	GRD	EURO
I. Operating Results								
Gross income from portfolio management								
- Portfolio income			2 473 642 885	7 259 406.85			3 141 453 001	9 219 231.11
- Profit from securities transactions			673 852 162	1 977 555.87			9 104 637 024	26 719 404.33
Total			3 147 495 047	9 236 962.72			12 246 090 025	35 938 635.44
Less: Portfolio management expenses			592 512 892	1 738 849.28			1 372 892 111	4 029 030 41
Gross operating results (profit)			2 554 982 155	7 498 113.44			10 873 197 914	31 909 605.03
Less: Administrative expenses			420 931 944	1 235 310.18			432 848 259	1 270 281.02
Total operating and portfolio management results (profit)			2 134 050 211	6 262 803.26			10 440 349 655	30 639 324.01
II. PLUS/LESS: Extraordinary results								
- Extraordinary and non-operating income		54 573 386				328 940 478		
Less:								
- Extraordinary and non-operating expenses	10 480 000				35 153 012			
- Provision of L.1969/91 article 10 par. 3	1 914 862 427	1 925 342 427	-1 870 769 041	- 5 490 151.26	6 289 424 241	6 324 577 253	-5 995 638 775	- 17 595 412.40
Operating and extraordinary results (profit)			263 281 170	772 652.00			4 444 712 880	13 043 911.61
TOTAL DEPRECIATION								
Total depreciation of fixed assets & amortisation of formation expenses		250 892 917				242 493 634		
Less: Charged to the operating cost		250 892 917		0.00		242 493 634		0.00
NET RESULTS (PROFIT) FOR THE YEAR BEFORE TAXES			263 281 170	772 652.00			4 444 712 880	13 043 911.61

APPROPRIATION ACCOUNT

		YEAR ENDED 2000 GRD	EURO	YEAR ENDED 2001 GRD	EURO
Net results (profit) for the year		263 281 170	772 652.00	4 444 712 880	13 043 911.61
Plus:Special reserve L.1969/1991	30 618 878				
Less :Charges to cover valuation difference	30 618 878	0	0.00	0	0.00
		263 281 170	772 652.00	4 444 712 880	13 043 911.61
Less : Income tax L.2459/97		263 281 170	772 652.00	452 654 002	1 328 404.99
Profit for appropriation		0	0.00	3 992 058 878	11 715 506.61
Appropriated as under:					
- Dividend for the year 2000 (Grd.40/share)				3 961 440 000	11 625 649.30
- Special reserve L.D. 1969/1991		0	0	30 618 878	89 857.31
		0	0	3 992 058 878	11 715 506.61

Athens, 4 April 2002

The Chairman of the Board of Directors
Andreas Sp. Vranas
ID.No.070166

The Managing Director
Nicolaos A. Bertsos
ID.No. P 070963/1987

The Finance Manager
Christina D. Pashalgou
ID.No. L 048250/1979

AUDITOR'S REPORT

To the shareholders of the "NATIONAL INVESTMENT COMPANY S.A."

We have audited the above Financial Statements as well as the related Notes on the Accounts and the Cash Flows Statement of "NATIONAL INVESTMENT COMPANY S.A." for the year ended December 31, 2001. Our examination. was made in accordance with the requirements of art. 37 of the Companies' Act of Greece (c.L.2190/1920) the provisions of L.1969/1991 concerning "Portfolio Investment Companies, Mutual Funds, etc." and also in conformity with the standards of auditing followed by the Institute of Certified Auditors-Accountants in Greece, which comply with the International Standards on Auditing and accordingly included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances. We have examined the books of account and records kept by your Company and we obtained all the information and explanations which we needed for the purpose of our audit. The Company has applied property the Hellenic General Accounting Plan. No change in the inventory valuation method has been made, as compared with that of the previous year. We have verified that the Directors' Report to the Ordinary General Meeting of Shareholders is consistent with the related Financial Statements. The Notes on the Accounts include the information required by the par. 1, art. 43a c. L.2190/1920 (Companies' Act of Greece), while the Cash Flows Statement has been prepared based on the Financial Statements and the books and records maintained by the Company. As a result of our audit it is noted that, the loss incurred at the value measurement of marketable securities at 31.12.2001 of GRD 31.529.340.252/ EURO 92.529.245,05 was not charged to the results for the year instead, it was disclosed, in accordance with the provisions of L.2992/2002, together with the uncovered amount of loss from the value measurement of marketable securities of the preceding year GRD 23.242.834.536/ EURO 68.210.813,02 and after the offsetting of the special reserve under L.1969/1991 of GRD 30.618.878/ EURO 89 857,31 in deduction of the Shareholders' Equity. In our opinion, the above Financial Statements, which are in agreement with the books and records of the Company, together with the Notes on the Accounts, and the Cash Flows Statement, after taking into consideration our foregoing note, give a true and fair view of the Company's assets, liabilities and financial position as at December 31, 2001, and of the results of its operations for the year ended on that date, as well as of the Cash Flows from the Company's activities for this year, in conformity with legal requirements and generally accepted accounting principles applied on a basis consistent with that of the preceding year, except for our note stated afore.

Athens, 5 April 2002
The Certified Public Accountants - Auditors

CONSTANTINOS SOT. STAIKOURAS
Reg. No ICPAG 12271

DESPINA K. XENAKI
Reg. No ICPAG 1416*

SOL ERNST & YOUNG S.A.
CERTIFIED AUDITOR'S ACCOUNTANTS - MANAGEMENT CONSULTANTS

DIETHNIKI S.A.

Mutual Fund Management Company

BALANCE SHEET AS AT 31 DECEMBER 2001, CORPORATE YEAR 29th (January 1 - December 31, 2001) Register Record 6102/06/b/86/55

(Amounts In EURO)

ASSETS

	Year ended 2001 Acquisition Cost	Year ended 2001 Depreciation	Year ended 2001 Written Down Value	Year ended 2000 Acquisition Cost	Year ended 2000 Depreciation	Year ended 2000 Written Down Value
B. FORMATION EXPENSES						
4. Other formation expenses	166 385.37	114 896.50	51 488.87	130 850.20	92 050.81	38 799.39
C. FIXED ASSETS						
II. Tangible Assets						
3. Buildings and technical works	166 975.67	166 975.67	0.00	166 975.67	166 975.67	0.00
5. Transportation equipment	3.46	0.00	3.46	0.00	0.00	0.00
6. Furniture and fixtures	725 380.15	517 236.70	208 143.45	558 730.25	411 778.06	146 952.19
Total Tangible Assets (CII)	892 359.28	684 212.37	208 146.91	725 705.92	578 753.73	146 952.19
III. Financial Assets						
2. Participating interest in other undertakings			8 000.00			0.00
7. Other long - term receivables			72 160.09			63 363.51
			80 160.09			63 363.51
Total Fixed Assets (CII+CIII)			288 307.00			210 315.70
D. CURRENT ASSETS						
II. Debtors						
11. Sundry debtors			8 201 247.30			9 304 414.15
III. Investments						
1. Shares		1 429 981.28			554 749.82	
3. Other investments (Mutual Funds Units)		42 868 543.62			39 583 639.41	
		44 298 524.90			40 138 389.23	
Less: Provisions for devaluations	5 262 623.62	5 262 623.62	39 035 901.28	3 449 567.37	3 449 567.37	36 688 821.86
IV. Cash at bank and in hand						
1. Cash in hand			150.94			203.50
3. Current and time deposits			13 056 641.67			2 966 083.74
			13 056 792.61			2 966 287.24
Total Current Assets (DII+DIII+DIV)			60 293 941.19			48 959 523.25
E. PREPAYMENTS AND ACCRUED INCOME						
1. Prepaid expenses			13 216.47			27 738.34
2. Accrued income			5 303.01			832.17
			18 519.48			28 570.51
GRAND TOTAL ASSETS (B+C+D+E)			60 652 256.54			49 237 208.85
MEMO ACCOUNTS						
1. Third party asset items			529.66			0.00

LIABILITIES

	Year ended 2001	Year ended 2000
A. CAPITAL AND RESERVES		
I. Share Capital		
(200.000 registered shares of Euro 3,00 each)		
1. Paid - up capital	600 000.00	586 940.57
IV. Reserves		
1. Legal reserve	200 000.00	196 137.93
4. Extraordinary reserves	2 917 208.53	2 915 061.48
5. Tax - free reserves under special laws	4 441 413.36	2 598 332.41
	7 558 621.89	5 709 531.82
Total Capital and Reserves (AI+AIV+AV)	8 158 621.89	6 296 472.39
B. PROVISIONS FOR LIABILITIES AND CHARGES		
1. Provisions for staff retirement benefits	447 913.70	391 113.56
2. Other provisions	117 388.11	117 388.11
	565 301.81	508 501.67
C. CREDITORS		
II. Current Liabilities		
5. Taxes - duties	213 947.14	6 109 021.19
6. Social security	88 949.71	69 011.89
10. Dividends	1 280 000.00	5 869 405.72
11. Sundry creditors	50 331 135.79	30 362 975.25
Total Creditors (CII)	51 914 032.64	42 410 414.05
D. ACCRUALS AND DEFERRED INCOME		
1. Deferred income	259.17	0.00
2. Accrued expenses	14 041.03	21 820.74
	14 300.20	21 820.74
GRAND TOTAL LIABILITIES (A+B+C+D)	60 652 256.54	49 237 208.85
MEMO ACCOUNTS		
1. Beneficiaries of asset items	529.66	0.00

NOTES : 1. It is irrevocably declared by the Company that its books and records are kept in Euro , starting from December 1st, 2001.
2. Certain amounts of the corporate year 2000 have been reformed so as to be comparable with the correspondent amounts of the year 2001.
3. A tax auditing of the company has been performed including the corporate year 1998.
4. Following a resolution of the 28th Ordinary General Assembly of the Shareholders, the share capital of the company has been increased by Euro 13.059,43 after the capitalization of its extraordinary reserves and the increase of the nominal value of each share from Euro Euro 2,93470285 to Euro 3,00.

PROFIT AND LOSS ACCOUNT
AT 31 DECEMBER 2001 (JANUARY 1 - DECEMBER 31, 2001)

	Year ended 2001			Year ended 2000		
I. Operating results						
Net turnover (sales)			28 066 804.93			45 122 670.45
Less: Cost of sales			24 092 011.25			29 578 111.47
Gross operating results (profit)			3 974 793.68			15 544 558.98
Plus: Other operating income			28 710.87			42 612.48
Total			4 003 504.55			15 587 171.46
LESS: 1. Administrative expenses		834 838.65			771 524.21	
3. Distribution costs		1 227 839.79	2 062 678.44		790 090.56	1 561 614.77
Sub - total results (profits)			1 940 826.11			14 025 556.69
PLUS : 2. Income from other investments		1 135 757.89			956 804.11	
3. Gains from sale of participating interests and other investments		2 916 087.66			1 693 011.03	
4. Credit interest and similar income		339 044.97			802 955.84	
		4 390 890.52			3 452 770.98	
Less:						
1. Value adjustments in respect of interests and other investments	1 813 056.24			3 154 380.03		
2. Expenses & losses from shares and participating interests	2 224.64			200 807.36		
3. Debited interest and related charges	88.01	1 815 368.89	2 575 521.63	7 010.19	3 362 197.58	90 573.40
Total Operating Results (Profits)			4 516 347.74			14 116 130.09
II. PLUS: Extraordinary Results						
1. Extraordinary and non-operating income		6 891.42			0.00	
2. Extraordinary gain		939.09			0.00	
3. Prior year's income		0.00			1 158.42	
4. Income from prior year's provisions		66 500.44			169 636.93	
		74 330.95			170 795.35	
Less:						
1. Extraordinary & non-operating expenses	32 503.83			2 758.10		
2. Extraordinary losses	0.00			36 819.44		
3. Prior year's expenses	32 507.67	65 011.50	9 319.45	70 801.34	110 378.88	60 416.47
Operating & extraordinary results (profits)			4 525 667.19			14 176 546.56
LESS:						
Total value adjustments of fixed assets		131 108.06			98 051.82	
Less : Amount charged to the operating cost		131 108.06	0.00		98 051.82	0.00
NET RESULTS (PROFIT) FOR THE YEAR (before taxes)			4 525 667.19			14 176 546.56

APPROPRIATION ACCOUNT

	Year ended 2001	Year ended 2000
Net results (profits) for the year	4 525 667.19	14 176 546.56
(+): Profit brougt forward	0.00	344.36
(-): Prior year's tax differences	0.00	1 025 685.77
Total	4 525 667.19	13 151 205.15
LESS : 1. Income tax	1 383 517.68	6 281 755.38
Profit for appropriation	3 142 149.51	6 869 449.77
Appropriated as under :		
1. Legal reserve	3 862.06	0.00
2. First dividend	988 637.98	2 977 074.78
3. Additional dividend	291 362.02	2 892 330.94
5. Special & extraordinary reserves	15 206.49	96 974.85
6. Tax free reserves		
* Reserves under Law 2238/94 (art. 110)	151 832.26	273 919.23
* Reserves under Law 2238/94 (art. 38)	299 485.87	80 646.23
6a. Tax free reserves for tax exempted income	1 391 762.83	542 448.37
6b. Reserves from income taxed at special provisions	0.00	6 055.37
	3 142 149.51	6 869 449.77

Athens, April 2nd 2002

President of the Board of Directors	Authorised member of the Board of Directors A' Vice President	General Manager	Financial Director
NIKOLAOS A. BERTSOS ID. P 070963	APOSTOLOS ST. TAMVAKAKIS ID. P 704691	GEORGE K. PAPOUTSIS ID T 006458	STELIOS V. SAVAIDIS ID S 248787

AUDITOR'S REPORT

TO THE SHAREHOLDERS OF "DIETHNIKI S.A." MUTUAL FUND MANAGEMENT COMPANY

We have audited the adove Financial Statements as well as the related Notes on the Accounts of "DIETHNIKI S.A." MUTUAL FUND MANAGEMENT COMPANY, for the year ended December 31, 2001. Our examination was made in accordance with the requirements of art. 37 of the Companies' Act of Greece (L. 2190/1920) and also in conformity with the standards of auditing followed by the Institute of Certified Auditors - Accountants in Greece, which comply with the International Standands on Auditing and accordingly included such test of the accounting records and such other auditing procedures as we considered necessary in the circumstances. We have examined the books of account and records kept by your Company and we obtained all the information and explanations which we needed for the purpose of our audit.The Company has applied properly the Hellenic General Accounting Plan. No charge in the invetory valuation method has been made, as compared with that of the previous year. We have verified that the Director's Report is consistent with the related Financial Statements.
The Notes on the Accounts include the information required by the Companies' Act of Greece (art. 43a para.1). In our opinion, the adove Financial Statements, which are in agreement with the books and records of the Company, together with the Notes on the Accounts, give a true and fair view of the Company's assets, liabilities and financial position as at December 31, 2001, and of the results of its operations for the year ended ended on that date, in conformity with legal requirements and generally accepted accounting principles, applied on a basis consistent with that of the precending year.

Athens, April 3dr, 2002
The Certified Public Accountants - Auditors

P.G.MAKROPOULOS SOEL Reg. No. 11271 S.O.L. S.A. - Certified Auditors	C.I.MALISOVAS SOEL Reg. No. 11281 BKR EXEMPLARY AUDITING S.A.

NATIONAL
MUTUAL FUND MANAGEMENT S.A.
REG. No. 29698/06/B/93/012

FINANCIAL STETEMENTS AS AT 31 DECEMBER 2001 - 8TH ACCOUNTING YEAR (1JANUARY - 31 DECEMBER 2001)

(Ammounts in Drachmas)

ASSETS

		31.12.2001 Cost	31.12.2001 Accumulated Depreciation	31.12.2001 Net Book Value	31.12.2000 Cost	31.12.2000 Accumulated Depreciation	31.12.2000 Net Book Value
B.	**ESTABLISHMENT EXPENSES**						
	1. Establishment & preliminary expenses	1 956 466	1 956 466	0	1 956 466	1 856 467	99 999
	4. Other establishment expenses	4 133 540	4 133 540	0	4 133 540	4 133 540	0
		6 090 006	6 090 006	0	6 090 006	5 990 007	99 999
D.	**CURRENT ASSETS**						
II.	***Deptors***						
	11. Sundry deptors			27 564 489			25 894 194
IV.	***Cash at bank and in hand***						
	1. Cash in hand			7 684			7 605
	3. Current and term deposits			377 849 955			370 341 974
				377 857 639			370 349 579
	Total Current Assets (DII + DIV)			405 422 128			396 243 773
	TOTAL ASSETS (B+D)			405 422 128			396 343 772

Note : The Company did not operate in the current year.

LIABILITIES

		31.12.2001	31.12.2000
A.	**SHAREHOLDERS EQUITY**		
I.	***Share capital***		
	(400.000 shares of par value GRD 1.000)		
	1. Paid-up	400 000 000	400 000 000
IV.	***Other Reserves***		
	1.Legal reserve	287 139	287 139
V.	***Results for the year***		
	Profit for the year	5 078 864	5 078 864
	Loss for the year	-1 103 135	-9 411 501
	Total Shareholders' Equity (AI+AIV+AV)	404 262 868	395 954 502
C.	**LIABILITIES**		
II.	***Current Liabilities***		
	5. Taxes and duties payable	51 000	0
	11. Sundry creditors	1 108 260	389 270
		1 159 260	389 270
	TOTAL LIABILITIES (A+C	405 422 128	396 343 772

PROFIT AND LOSS ACCOUNT

(01.01.2001 - 31. 12. 2001)

		31.12.2001	31.12.2000
I.	**Turnover**		
	Income from Mutual Fund Management	0	0
	Less: 1.Administrative expenses	4 826 962	5 798 422
	Oper. Income before investing & financing activities	-4 826 962	-5 798 422
	Add: 4. Interest Income and similar income	13 135 328	558 013
	Total operating income	8 308 366	-5 240 409
	NET INCOME FOR THE YEAR (BEFORE TAX)	8 308 366	-5 240 409

APPROPRIATION STATEMENT

	31.12.2001	31.12.2000
Net income (profit - loss) for the year	8 308 306	-5 240 409
Add: Prior year profit and loss brought forward	-9 411 501	-4 171 092
Profit and Loss account brought forward	-1 103 195	-9 411 501

Athens, 31 January 2002

THE CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR

NIKOLAOS BERTSOS
ID No. P 070963

A MEMBER OF THE BOARD

PETROS TSINTZILONIS
ID No. F 031285

THE FINANCIAL ACCOUNTANT

NIKOLAOS FAKIDARIS
ID No. R 652170

AUDITORS ' REPORT

To the Shareholders of NATIONAL MUTUAL FUND MANAGEMENT S.A.

We have audited the above financial statements and the related Appendix of the Societe Anonyme "NATIONAL MUTUAL FUND MANAGEMENT S.A." for the year ended 31 December 2001. Our audit, was conducted in accordance with the provisions of article 37 c Law 2190/1920 governing societe anonymes, the provisions of Law 1969/1991 governing "Investment Portfolio companies, Mutual Funds etc." and the auditing procedures which we considered necessary based on the auditing principles followed by the Institute c Certified Auditors Accountants in Greece. The books and records maintained by the Company were made available to us and we were provided with all the nacessary information and other explanations that we requested for our audit. The Company has complie with the provisions of the Greek Chart of Account. The accounting policies of the Company are consistent with those of the previous years

We have agreed the contents of the Directors' Report to the Annual General Meetingof the Shareholders with the underlying financial statements. The Appendix includes all the information required by paragraph 1 of article 43a of Law 2190/1920.

In our opinion, the above financial stetements derive from the books and records of the Company and present, together with the Appendix the financial strusture and position of the Company at 31 December 2001 and results of its operations for the year then ende in accordance with the provisions of the prevailing legislation and the accounting principles which are generally accepted in Greece and do not differ from those applied in the previous year.

Athens, 01 February 2002

Certified Public Accountants Auditors

INTERNATIONAL AUDITING S.A.
Certified Public Accountants Auditors
RANNELL KERR FORSTER
Chartered Accountants

I. MANDRIDIS
Reg. No. ICPAG 11291
INTERNATIONAL AUDITING S.A.

A. KAVALLARIS
Reg. No. ICPAG 10721
INTERNATIONAL AUDITING S.A.

NATIONAL VENTURE CAPITAL MANAGEMENT S.A.

FINANCIAL STATEMENTS AS AT 31 DECEMBER 2001

3th Accounting Year (1 January 2001 - 31 December 2001) Reg. No. 44736/01/B/99/703

	ASSETS	31.12.2001		31.12.2000	
B.	**ESTABLISMENT EXPENSES**				
	1. Establishment and preliminary expenses	1 906 064		1 906 064	
	Less: depreciation	1 143 636	762 428	762 424	1 143 640
	4. Other establishment expenses	2 572 533		2 572 533	
	Less: depreciation	1 406 021	1 166 512	634 258	1 938 275
	Total		1 928 940		3 081 915
C.	**FIXED ASSETS**				
	II. Tangible assets				
	6 Furniture & other equipment	32 050 822		19 793 153	
	Less: depreciation	11 298 286	20 752 536	4 306 727	15 486 426
	III. Investments & long - term assets				
	7 Other long-term receivables		7 990 760		6 006 100
	Total Fixed Assets (CII+CIII)		28 743 296		21 492 526
D.	**CURRENT ASSETS**				
	II. Debtors				
	1. Customers		120 381 281		-
	11. Sundry debtors		39 358 538		28 263 466
	III. Securities				
	3. Sundry securities		-		40 218 224
	IV. Cash at bank and in hand				
	1. Cash in hand		-		152 960
	3. Current and term deposits		220 137 980		253 170 603
	Total Current Assets (DII+DIII+DIV)		379 877 799		321 805 253
	E. PREPAYMENTS & ACCRUED INCOME				
	1. Deferred charges		284 223		37 500
	2. Accrued income		-		434 888
	Total		284 223		472 388
TOTAL ASSETS (B+C+D+E)			410 834 258		346 852 082

LIABILITIES	31.12.2001	31.12.2000
A. SHAREHOLDERS' EQUITY		
I. Share capital (100 000 shares of GRD 1 000)		
1. Paid-up	100 000 000	100 000 000
2. Due		
IV. Other reserves		
1. Legal reserve	9 017 083	4 014 825
5. Tax-free reserves	12 621 881	10 334 325
V. Results for the year		
Profit for the year	159 167 724	68 121 908
VI. Amounts for the increase in share capital		
1. Shareholders'deposits	1 000	1 000
Total Shareholders Equity (AI + AIV + AV+AVI)	280 807 688	182 472 058
B. PROVISIONS FOR RISKS & CHARGES		
1. Provisions for staff termination indemnities	8 259 177	3 179 210
Total provisions	8 259 177	3 179 210
C. LIABILITIES		
II. Current liabilities		
2a. Cheques payable	1 546 857	-
5. Taxes and duties payable	101 540 562	99 307 846
6. Social security contributions payable	7 142 744	4 827 280
11. Sundry creditors	8 257 586	54 373 131
Total Liabilities (CII)	118 487 749	158 508 257
D. ACCRUALS & DEFERRED INCOME		
2. Accrued expenses	3 279 644	2 692 557
TOTAL LIABILITIES AND SHAREHOLDER EQUITY (A+B+C+D)	410 834 258	346 852 082

PROFIT AND LOSS ACCOUNT
AS AT 31 DECEMBER 2001 (1 January 2001 - 31 December 2001)

	31.12.2001	31.12.2000
I. TURNOVER		
Turnover (Provision of Services)	561 410 817	450 000 000
Less: Cost of sales	- 344 991 874	- 267 934 626
Gross profit	**216 418 943**	**182 065 374**
Add: Other operating income	5 098 158	-
Total	221 517 101	182 065 374
Less: 1. Administrative expenses	- 75 373 633	- 50 331 128
3. Selling & distribution expenses	- 2 031 778	- 3 313 963
Oper. income before investing & financing activities	**144 111 690**	**128 420 283**
Add:		
2. Income from securities	105 173	45 728
4. Interest income and other similar income	2 230 968	10 334 325
Less:		
3. Interest expenses and financial charges	- 234 958	- 77 709
Total operating income	**146 212 873**	**138 722 627**
II. ADD / (LOSS) : EXTRAORDINARY RESULTS		
Add: Extraordinary items		
1. Extraordinary and non - operating income	13 443 179	8 153 947
4. Income from prior year provisions	1 863 405	-
Less:		
1. Extraordinary and non - operating expenses	- 254 628	- 197 155
3. Prior year expenses	- 1 192 557	- 366 752
Total Operating and extraordinary income	**160 072 272**	**146 312 667**
Less:		
Total depreciation of fixed assets	8 144 534	5 322 197
Less: Depreciation of fixed assets taken to operating costs	- 8 144 534	- 5 322 197
NET PROFIT / (LOSS) FOR THE YEAR BEFORE TAX	**160 072 272**	**146 312 667**

APPROPRIATION ACCOUNT

	31.12.2001	31.12.2000
Net profit / (loss) for the year	160 072 272	146 312 667
Losses brought forward	68 121 908	- 12 485 181
Total	228 194 180	133 827 486
	228 194 180	133 827 486
Less:		
1.Income tax	- 61 736 642	- 51 356 428
Profits for appropriation	**166 457 538**	**82 471 058**
Appropriated as follows:		
1. Legal reserves	5 002 258	4 014 825
6a. Tax free reserves	105 173	10 218 119
6b. Reserves from profits taxed in special ways	192 321	116 206
6c. Tax free reserves (article 4 L.328/74)	1 990 062	-
8. Retained earnings	159 167 724	68 121 908
	166 457 538	**82 471 058**

Athens, 16 January 2002

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE FINANCIAL ACCOUNTANT
PAVLOS-KONSTANTINOS STELLAKIS	KIRIAKOS MITSOTAKIS	GEORGIOS ANTONIOU
PASSPORT No. 007190219/92	I.D. No. M 154735/84	Lic.No.: 16327 Class A' - I.R.S. No. 043381732

AUDITOR'S REPORT
To the Shareholders of ETHNIKI VENTURE CAPITAL MANAGEMENT S.A.

We have audited the above Financial Statements and the related Appendix thereto of the Societe Anonyme "ETHNIKI VENTURE CAPITAL MANAGEMENT S.A." for the year ended 31 December 2001. As part of our audit, we also considered the results of operations of the branch of the Company. Our audit was conducted in accordance with the provisions of article 37 of Law 2190/1920 governing societes anonymes and the auditing procedures which we considered necessary based on the auditing principles followed by the Institute of Certified Public Auditors Accountants in Greece, which are in accordance with International Auditing Standards. The books and records maintained by the Company were made available to us and we were provided with all the necessary information and other explanations that we requested for our audit. The Company has complied with the provisions of the Greek Chart of Accounts. The accounting policies of the Company are consistent with those of the previous year.
We have agreed the contents of the Directors' Report to the Annual General Meeting of the Shareholders with the underlying financial statements. The Appendix includes all the information required by paragraph 1 of article 43a of Law 2190/1920.
The following derived from our audit:
1. The Company has not been subject to an audit by the Tax Authorities since its inception and hence, its tax liability has not been finalised.
In our opinion, the above financial statements derived from the books and records of the Company and present, together the Appendix, after taking into account the matter referred to in the preceding paragraph, the financial structure and position of the Company at 31 December 2001 and results of its operations for the year then ended, in accordance with the provisions of the prevailing legislation and the accounting principles which are generally accepted in Greece and do not differ from those applied in the previous year. It should be noted that the non distribution of dividends is subject to the approval of the Annual General Meeting of the Shareholders in which the whole body of the Shareholders (100%) should be present and unanimously agree.

Athens, 30 January 2002
Certified Public Accountant Auditor

Panayiotis D. Zafeiropoulos
Reg. No ICPAG 13181
Deloitte & Touche

NBG BALKAN FUND LTD

(AMOUNTS IN THOUSAND GRD)

ASSETS		2001		2000
1. Cash in hand, balances with central banks		8		8
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand			16 953	
b. Other loans and advances	2 895	2 895		16 953
3A. Reverse Repos				
4. Loans and advances to customers				
Less: Provisions for doubful debts				
5. Debt securities incl. fixed-income securities				
a. Issued by Govermment	784 310		1 358 574	
b1. Corporate Bonds				
b2. Issued by other borrowers		784 310		1 358 574
6. Shares and other variable-yield securities				
7. Participating interests		1 189 631		101 800
8. Shares in affiliated undertakings				
9. Intangilbe assets				
a. Establishment and formation expenses	19 292		19 292	
b. Goodwill				
c. Other intangible assets				
Less: Amortisation of intangilbe assets	(11 786)	7 506	(7 927)	11 365
10. Tangible assets				
Cost as at 1.1.2001				
Less: Amortisation as at 31.12.2001				
11. Subscribed capital unpaid		3 000 000		3 500 000
12. Own shares and bonds				
13. Other assets		22 791		12 235
14. Prepayments and accrued income		41 669		115 981
TOTAL ASSETS		5 048 810		5 116 916

LIABILITIES	2001	2000
1. Amounts owed to credit institutions		
a. Repayable on demand		
b. Time and at notice		
2. Amounts owed to customers		
a. Deposits		
b. Other debts		
c. Repos		
3. Debt evidenced by certificates		
a. Debt securities in issue		
b. Other		
4. Other liabilities		2 458
5. Accruals and deferred income	924	1 062
6. Provisions for liabilities and charges		
a. Provisions for staff pensions and similar obligations		
b. Provisions for taxation		
c. Other provisions		
6a. Provisions for general banking risks		
7. Subordinated liabilities		
EQUITY		
8. Paid-up capital	2 000 000	1 500 000
Due capital	3 000 000	3 500 000
9. Share premium account		
10. Reserves		
11. Fixed assets revaluation reserve		
11a. Fixed asset investment subsidy		
12. Retained earnigs	47 886	113 396
TOTAL LIABILITIES	5 048 810	5 116 916

OFF-BALANCE SHEET ITEMS	2001	2000
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT		2001			2000	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities	66 434			130 196		
- Other interest and similar income	10 736	77 170		5 769	135 965	
2. Interest payable and similar charges			77 170			135 965
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions receivable						
			77 170			135 965
5. Commissions payable						
			77 170			135 965
6. Net profit on financial operations		(12 563)			(33 624)	
7. Other operating income		3 627	(8 936)			(33 624)
			68 234			102 341
8. General administrative expenses						
a. Staff costs						
- Wages and salaries						
- Social security costs						
- Other charges						
b. Other administrative expenses						
- Taxes and duties						
- Service fees						
- Other fees to third parties	(129 799)	(129 799)	(129 799)	(119 610)	(119 610)	(119 610)
			(61 565)			(17 269)
9. Fixed assets depraciation		(3 859)			(3 858)	
10. Other operating charges		(96)	(3 955)		(317)	(4 175)
11+12. Provisions						
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit		10	10		8	8
18. Profit before tax			(65 510)			(21 436)

NBG GREEK FUND LTD

(AMOUNTS IN THOUSAND GRD)

ASSETS		2001		2000
1. Cash in hand, balances with central banks		5		5
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand				
b. Other loans and advances	1 303 578	1 303 578	857 566	857 566
3A. Reverse Repos				
4. Loans and advances to customers	280 000			
Less: Provisions for doubtful debts		280 000		
5. Debt securities incl. fixed-income securities				
a. Issued by Govermment				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities				
7. Participating interests		4 004 683		3 301 057
8. Shares in affiliated undertakings		33 333		
9. Intangilbe assets				
a. Establishment and formation expenses	20 796		20 796	
b. Goodwill				
c. Other intangible assets				
Less: Amortisation of intangilbe assets	(12 387)	8 409	(8 228)	12 568
10. Tangible assets				
Cost as at 1.1.2001				
Less: Amortisation as at 31.12.2001				
11. Subscribed capital unpaid		8 750 000		10 500 000
12. Own shares and bonds				
13. Other assets				11 340
14. Prepayments and accrued income				
TOTAL ASSETS		14 380 008		14 682 536

LIABILITIES	2001	2000
1. Amounts owed to credit institutions		
a. Repayable on demand		
b. Time and at notice		
2. Amounts owed to customers		
a. Deposits		
b. Other debts		
c. Repos		
3. Debt evidenced by certificates		
a. Debt securities in issue		
b. Other		
4. Other liabilities	211	1 304
5. Accruals and deferred income	924	1 062
6. Provisions for liabilities and charges		
a. Provisions for staff pensions and similar obligations		
b. Provisions for taxation		
c. Other provisions		
6a. Provisions for general banking risks		
7. Subordinated liabilities		
EQUITY		
8. Paid-up capital	6 250 000	4 500 000
Due capital	8 750 000	10 500 000
9. Share premium account		
10. Reserves		
11. Fixed assets revaluation reserve		
11a. Fixed asset investment subsidy		
12. Retained earnigs	(621 127)	(319 830)
TOTAL LIABILITIES	14 380 008	14 682 536

OFF-BALANCE SHEET ITEMS	2001	2000
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT		2001			2000	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities				8 382		
- Other interest and similar income	56 312	56 312		56 879	65 261	
2. Interest payable and similar charges			56 312			65 261
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests				25 200		
c. Income from affiliated undertakings					25 200	
4. Commissions receivable						25 200
			56 312			90 461
5. Commissions payable						
			56 312			90 461
6. Net profit on financial operations					(146)	
7. Other operating income						(146)
			56 312			90 315
8. General administrative expenses						
a. Staff costs						
- Wages and salaries						
- Social security costs						
- Other charges						
b. Other administrative expenses						
- Taxes and duties						
- Service fees						
- Other fees to third parties	(351 130)	(351 130)	(351 130)	(418 147)	(418 147)	(418 147)
			(294 818)			(327 832)
9. Fixed assets depraciation		(4 159)			(4 159)	
10. Other operating charges		(2 320)	(6 479)		(4 315)	(8 474)
11+12. Provisions						
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			(301 297)			(336 306)

NBG MANAGEMENT SERVICES LTD

(AMOUNTS IN THOUSAND USD)

ASSETS	2001		2000	
1. Cash in hand, balances with central banks				
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand				
b. Other loans and advances	884	884	640	640
3A. Reverse Repos				
4. Loans and advances to customers				
Less: Provisions for doubful debts				
5. Debt securities incl. fixed-income securities				
a. Issued by Govermment				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities				
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangilbe assets				
a. Establishment and formation expenses				
b. Goodwill				
c. Other intangible assets				
Less: Amortisation of intangilbe assets				
10. Tangible assets				
Cost as at 1.1.2001				
Less: Amortisation as at 31.12.2001				
12. Own shares and bonds				
13. Other assets		200		
14. Prepayments and accrued income				
TOTAL ASSETS		1 084		640

LIABILITIES	2001	2000
1. Amounts owed to credit institutions		
a. Repayable on demand		
b. Time and at notice		
2. Amounts owed to customers		
a. Deposits		
b. Other debts		
c. Repos		
3. Debt evidenced by certificates		
a. Debt securities in issue		
b. Other		
4. Other liabilities	12	
5. Accruals and deferred income	5	1
6. Provisions for liabilities and charges		
a. Provisions for staff pensions and similar obligations		
b. Provisions for taxation		
c. Other provisions		
6a. Provisions for general banking risks		
7. Subordinated liabilities		
EQUITY		
8. Paid-up capital	94	94
9. Share premium account	719	719
10. Reserves		
11. Fixed assets revaluation reserve		
11a. Fixed asset investment subsidy		
12. Retained earnigs	254	(174)
TOTAL LIABILITIES	1 084	640

OFF-BALANCE SHEET ITEMS	2001	2000
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT	2001			2000		
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income	13	13		4	4	
2. Interest payable and similar charges		(3)	10			4
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions receivable						
			10			4
5. Commissions payable						
			10			4
6. Net profit on financial operations						
7. Other operating income		1 319	1 319			
			1 329			4
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(831)			(170)		
- Social security costs						
- Other charges		(831)			(170)	
b. Other administrative expenses						
- Taxes and duties						
- Service fees	(46)					
- Other fees to third parties	(12)	(58)	(889)	(8)	(8)	(178)
			440			(174)
9. Fixed assets depraciation						
10. Other operating charges						
11+12. Provisions						
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			440			(174)

N.B.G. BANCASSURANCE INSURANCE BROKERS S.A.

FINANCIAL STATEMENTS AS AT 31 DECEMBER 2001

12th Accounting Year (1 January 2001 - 31 December 2001) Registration: Athens - Reg. No. 17196/05/B/88/005

ASSETS

	YEAR ENDED 2001 Cost	YEAR ENDED 2001 Accumulated Depreciation	YEAR ENDED 2001 Net Book Value	YEAR ENDED 2000 Cost	YEAR ENDED 2000 Accumulated Depreciation	YEAR ENDED 2000 Net Book Value
B. ESTABLISMENT EXPENSES						
1. Establishment and preliminary expenses	449 133	449 133	-	449 133	449 132	1
4. Other establishment expenses	30 768 896	26 688 326	4 080 570	23 401 854	15 277 898	8 123 956
	31 218 029	**27 137 459**	**4 080 570**	**23 850 987**	**15 727 030**	**8 123 957**
C. FIXED ASSETS						
II. Tangible assets						
5 Transportation means	6 350 000	4 889 500	1 460 500	6 350 000	3 937 000	2 413 000
6 Furniture & other equipment	36 712 596	29 049 813	7 662 783	31 080 686	20 209 040	10 871 646
	43 062 596	**33 939 313**	**9 123 283**	**37 430 686**	**24 146 040**	**13 284 646**
III. Investments & long - term assets						
1. Participating interests in subsidiary undertakings			5 000 000			5 000 000
7 Other long-term receivables			390 000			390 000
			5 390 000			**5 390 000**
Total Fixed Assets (CII+CIII)			**14 513 283**			**18 674 646**
D. CURRENT ASSETS						
II. Debtors						
1. Customers (insurance premiums debtors)			4 588 929 042			3 970 774 164
11. Sundry debtors			133 888 045			256 929 845
12. Doubtful – contested balances due		30 587 264			30 000 000	
Less: Provisions for doubtful accounts		-	30 587 264		-	30 000 000
			4 753 404 351			**4 257 704 009**
III. Securities						
3. Sundry securities (units in Mutual Funds)			**238 269 721**			**279 732 863**
V. Cash at bank and in hand						
1. Cash in hand			157 551			222 040
3. Current and term deposits			604 792 299			1 071 741 817
			604 949 850			**1 071 963 857**
Total Current Assets (DII+DIII+DV)			**5 596 623 922**			**5 609 400 729**
E. PREPAYMENTS & ACCRUED INCOME						
3. Sundry deferred expenses			**514 738**			**415 453**
TOTAL ASSETS (B+C+D+E)			**5 615 732 513**			**5 636 614 785**
OFF - BALANCE SHEET ITEMS						
1. Third parties' assets			**24 870 860**			**24 870 860**

LIABILITIES

	2001	2000
A. SHAREHOLDERS' EQUITY		
I. Share capital (100 000 shares of GRD 1 022,25)		
1. Paid-up	**102 225 000**	**100 000 000**
IV. Other reserves		
1. Legal reserve	40 196 997	40 196 997
4. Special Reserves	61 938 063	64 163 063
5. Tax-free reserves	144 157 689	140 136 013
	246 292 749	**244 496 073**
V. Results for the year		
Profit for the year	**9 304 881**	**4 232 882**
Total Shareholders Equity (AI + AIV + AV)	**357 822 630**	**348 728 955**
B. PROVISIONS FOR RISKS & CHARGES		
1. Provisions for staff termination indemnities	**12 808 742**	**10 681 324**
C. LIABILITIES		
II. Current liabilities		
1α. Liabilities to insurance companies	4 656 946 725	3 749 601 793
2. Beneficiaries of production commissions	197 515	437 760
6. Amounts due to affiliated companies	134 419 069	62 142 205
8. Taxes and duties payabl	109 531 214	666 395 337
9. Social security contributions payabl	5 750 722	5 239 295
11. Dividends payabl	330 000 000	790 000 000
12. Sundry creditor	8 255 896	3 388 116
	5 245 101 141	**5 277 204 506**
Total Liabilities (CII)	**5 245 101 141**	**5 277 204 506**
TOTAL LIABILITIES AND SHAREHOLDER EQUITY (A+C+D)	**5 615 732 513**	**5 636 614 785**
OFF - BALANCE SHEET ITEMS		
1. Beneficiaries of third parties'assets held	**24 870 860**	**24 870 860**

PROFIT AND LOSS ACCOUNT

AS AT 31 DECEMBER 2001 (1 January 2001 - 31 December 2001)

	YEAR ENDED 2001			YEAR ENDED 2000		
I.Operating Profit						
Turnover - provision of services			967 563 811			1 393 076 325
Less: Cost of sales			307 310 128			202 783 062
Gross profit			660 253 683			1 190 293 263
Add: Other operating income			5 610 065			5 347 421
Total			665 863 748			1 195 640 684
Less: 1. Administrative expenses		77 513 532			56 316 041	
3. Selling & distribution expenses		30 721 737	108 235 269		23 957 740	80 273 781
Oper. Income before investing & financing activities			557 628 479			1 115 366 903
Add:						
2. Income from securities		38 000 000			55 000 000	
3. Gains from the sale of participating interests and securities		-			1 281 575	
4. Interest income and other similar income		54 832 781			28 001 684	
		92 832 781			84 283 259	
Less:						
1. Provisions for the devaluation of shares and securities	79 463 142			195 228 081		
3. Interest expenses and financial charges	1 589 131	81 052 273	11 780 508	58 731	195 286 812	111 003 553
Operating Profit			569 408 987			1 004 363 350
II. Add: Extraordinary items						
1. Extraordinary and non - operating income		833			625 227	
3. Income from previous years		-			33 429	
4. Income from prior year provisions		455 311			-	
		456 144			658 656	
Less:						
1. Extraordinary and non - operating expenses	13 181			129 740		
2. Extraordinary losses				17 039 573		
3. Prior year expenses	6 055	19 236	436 908	15 696	17 185 009	16 526 353
Profit after extraordinary items			569 845 895			987 836 997
Less:						
Total depreciation of fixed assets		21 203 702			19 976 666	
Less: Depreciation of fixed assets taken to operating costs		21 203 702	-		19 976 666	-
Profit/(Loss) before taxes			**569 845 895**			**987 836 997**

APPROPRIATION ACCOUNT

	2001	2000
Net income for the year	569 845 895	987 836 997
(+) Non - appropriated earnings from prior year	4 232 882	281 198 923
(-) Tax difference from the previous year	-	17 411 041
Total	574 078 777	1 251 624 879
Less:		
1.Income tax	230 752 220	452 703 032
Profits for appropriation	**343 326 557**	**798 921 847**
Appropriated to:		
2. Interim dividend	120 000 000	182 000 000
3. Final dividend	210 000 000	608 000 000
6. Special tax - free reserves arising from the payment of tax in one instalment	-	625 012
6α. Reserves from tax - free profits	3 577 209	3 924 046
6β. Reserves and profits taxed in special ways	444 467	139 907
8. Retained earnings	9 304 881	4 232 882
	343 326 557	**798 921 847**

Athens, 28 January 2002

The Chairman of the Board of Directors	The Managing Director	The Financial Accountant
Stefanos Avgouleas	Theodoros Stathis	Martha E. Zenerian
I.D. No Ξ. 436441	I.D. No. L 346947	I.D. No Ξ. 218928

AUDITOR'S REPORT

To the Shareholders of NBG Bancassurance Insurance Brokers S.A.

have audited the above Financial Statements and the related Appendix thereto of the Societe Anonyme "NBG Bancassurance Insurance Brokers S.A." for the year ended 31 December 2001. Our audit was conducted in accordance with the provisions of article 37 of Law 2190/1920 governing societe anonymes, the of Law 400/1970 governing "Private Insurance Companies" and the auditing procedures which we consider necessary based on the auditing principles followed by the Institute of Certified Auditors Accountants in Greece. The books and records maintained by the Company were made available to us and we were with all the necessary information and other explanations that we requested for our audit. The Company has complied with the provisions of the Greek Chart of Accounts. The accounting policies of the Company are consistent with those of the previous year.

have agreed the contents of the Directors' Report to the Annual General Meeting of the Shareholders with the underlying financial statements. The Appendix includes all the information required by paragraph 1 of article 43a of Law 2190/1920.

following derived from our audit:

Up to the date of our audit report, the accounts in the balance sheet "Insurance Premium Debtors" and "Amounts due to Insurance Companies" include amounts of GRD 157,5 million which had not been fully reconciled and came from previous years' differences.

our opinion, the above financial statements derived from the books and records of the Company and present, together the Appendix, after taking into account the matter referred to in the preceding paragraph, the financial structure and position of the Company at 31 December 2001 and results of its operations for the year ended, in accordance with the provisions of the prevailing legislation and the accounting principles which are generally accepted in Greece and do not differ from those applied in the previous year.

Athens, 30 January 2002

Certified Public Accountant Auditor

Kostas Malisovas
Reg. No ICPAG 11281
BKR S.A.

ATLANTIC BANK OF NEW YORK

(AMOUNTS IN THOUSAND USD)

ASSETS		2001		2000
1. Cash in hand, balances with central banks		55 574		47 717
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand	7 829		6 548	
b. Other loans and advances	29 032	36 861	74 440	80 988
3A. Reverse Repos				
4. Loans and advances to customers	1 008 335		949 995	
Less: Provisions for doubtful debts	(21 889)	986 446	(15 190)	934 805
5. Debt securities incl. fixed-income securities				
a. Issued by Government	175 082		605 457	
b1. Corporate Bonds	101 930		69 290	
b2. Issued by other borrowers	490 748	767 760	60 738	735 485
6. Shares and other variable-yield securities		33 076		65 579
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangible assets				
a. Establishment and formation expenses	1 521		565	
b. Goodwill	3 553		4 638	
c. Other intangible assets				
Less: Amortisation of intangilbe assets	(406)	4 668	(747)	4 456
10. Tangible assets				
Cost as at 1.1.2001	56 152		50 730	
Less: Amortisation as at 31.12.2001	(19 873)	36 279	(19 779)	30 951
12. Own shares and bonds				
13. Other assets		48 031		17 202
14. Prepayments and accrued income		11 942		16 503
TOTAL ASSETS		1 980 637		1 933 686

LIABILITIES		2001		2000
1. Amounts owed to credit institutions				
a. Repayable on demand	12 906		18 675	
b. Time and at notice	76 753	89 659	103 917	122 592
2. Amounts owed to customers				
a. Deposits	1 363 861		1 187 794	
b. Other debts				
c. Repos	315 451	1 679 312	418 057	1 605 851
3. Debt evidenced by certificates				
a. Debt securities in issue				
b. Other	28 092	28 092	35 041	35 041
4. Other liabilities		7 863		10 621
5. Accruals and deferred income		4 248		7 027
6. Provisions for liabilities and charges				
a. Provisions for staff pensions and similar obligations				
b. Provisions for taxation				
c. Other provisions				
6a. Provisions for general banking risks				
7. Subordinated liabilities				
EQUITY				
8. Paid-up capital		7 782		7 782
9. Share premium account		67 323		67 323
10. Reserves				
11. Fixed assets revaluation reserve				
11a. Fixed asset investment subsidy				
12. Retained earnigs		96 358		77 449
TOTAL LIABILITIES		1 980 637		1 933 686

OFF-BALANCE SHEET ITEMS

OFF-BALANCE SHEET ITEMS	2001	2000
1. Contingent liabilities	54 897	49 471
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items	321 715	298 145
TOTAL OFF-BALANCE SHEET ITEMS	376 612	347 616

PROFIT AND LOSS ACCOUNT

PROFIT AND LOSS ACCOUNT		2001			2000	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities	40 173			50 016		
- Other interest and similar income	88 120	128 293		86 768	136 784	
2. Interest payable and similar charges		*(61 802)*	*66 491*		*(78 052)*	*58 732*
3. Income from securities						
a. Income from shares and other securities	3 045			4 716		
b. Income from participating interests						
c. Income from affiliated undertakings		3 045			4 716	
4. Commissions receivable		8 865	11 910		7 694	12 410
			78 401			71 142
5. Commissions payable						
			78 401			71 142
6. Net profit on financial operations		1 369			(3 587)	
7. Other operating income		7 738	9 107		6 762	3 175
			87 508			74 317
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(21 980)			(22 826)		
- Social security costs	(1 519)			(1 525)		
- Other charges	(1 352)	(24 851)		(2 124)	(26 475)	
b. Other administrative expenses						
- Taxes and duties	(832)			(748)		
- Service fees	(11 199)			(18 956)		
- Other fees to third parties	(5 867)	(17 898)	(42 749)	(5 936)	(25 640)	(52 115)
			44 759			22 202
9. Fixed assets depraciation		(3 154)			(2 460)	
10. Other operating charges		(389)	(3 543)		(331)	(2 791)
11+12. Provisions			(14 533)			(2 680)
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			26 683			16 731

BANQUE NATIONALE DE GRECE (FRANCE)

(AMOUNTS IN THOUSAND EUR)

ASSETS		2001		2000
1. Cash in hand, balances with central banks		441		188
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand	19 594		9 882	
b. Other loans and advances	25 792	45 386	65 919	75 801
3A. Reverse Repos				
4. Loans and advances to customers	71 247		100 680	
Less: Provisions for doubful debts	(8 759)	62 488	(8 704)	91 976
5. Debt securities incl. fixed-income securities				
a. Issued by Government	166 701		184 130	
b1. Corporate Bonds	169 686		145 567	
b2. Issued by other borrowers	11 088	347 475	10 612	340 309
6. Shares and other variable-yield securities		7		7
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangilbe assets				
a. Establishment and formation expenses	115		115	
b. Goodwill	83		83	
c. Other intangible assets	1 232		1 195	
Less: Amortisation of intangilbe assets	(1 267)	163	(1 155)	238
10. Tangible assets				
Cost as at 1.1.2001	1 960		2 149	
Less: Amortisation as at 31.12.2001	(1 487)	473	(1 705)	444
12. Own shares and bonds				
13. Other assets		3 352		14 106
14. Prepayments and accrued income		10 592		10 071
TOTAL ASSETS		470 377		533 140

LIABILITIES		2001		2000
1. Amounts owed to credit institutions				
a. Repayable on demand	1 963		548	
b. Time and at notice	277 301	279 264	315 661	316 209
2. Amounts owed to customers				
a. Deposits	137 027		140 964	
b. Other debts	742		434	
c. Repos		137 769		141 398
3. Debt evidenced by certificates				
a. Debt securities in issue				
b. Other				
4. Other liabilities		15 585		28 174
5. Accruals and deferred income		9 929		18 185
6. Provisions for liabilities and charges				
a. Provisions for staff pensions and similar obligations				
b. Provisions for taxation				
c. Other provisions	619	619	217	217
6a. Provisions for general banking risks		2 580		2 607
7. Subordinated liabilities				
EQUITY				
8. Paid-up capital		9 147		9 147
9. Share premium account				
10. Reserves		17 173		18 519
11. Fixed assets revaluation reserve				
11a. Fixed asset investment subsidy				
12. Retained earnigs		(1 689)		(1 316)
TOTAL LIABILITIES		470 377		533 140

OFF-BALANCE SHEET ITEMS

OFF-BALANCE SHEET ITEMS	2001	2000
1. Contingent liabilities	228 000	249 091
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items	222 448	329 406
TOTAL OFF-BALANCE SHEET ITEMS	450 448	578 497

PROFIT AND LOSS ACCOUNT

PROFIT AND LOSS ACCOUNT		2001			2000	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities	17 829			16 828		
- Other interest and similar income	8 449	26 278		67 406	84 234	
2. Interest payable and similar charges		(21 602)	4 676		(80 279)	3 955
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions receivable		228	228		341	341
			4 904			4 296
5. Commissions payable			(123)			(155)
			4 781			4 141
6. Net profit / (loss) on financial operations		(3 386)			833	
7. Other operating income			(3 386)			833
			1 395			4 974
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(2 595)			(2 552)		
- Social security costs	(976)			(1 006)		
- Other charges	(237)	(3 808)		(235)	(3 793)	
b. Other administrative expenses						
- Taxes and duties	(328)			(315)		
- Service fees	(733)			(1 028)		
- Other fees to third parties	(947)	(2 008)	(5 816)	(786)	(2 129)	(5 922)
			(4 421)			(948)
9. Fixed assets depraciation		(260)			(326)	
10. Other operating charges			(260)			(326)
11+12. Provisions			(786)			(1 281)
15. Extraordinary income		1 987			2 658	
16. Extraordinary charges		(103)			(1 439)	
17. Extraordinary profit		1 220	3 104			1 219
18. Profit / (Loss) before tax			(2 363)			(1 336)

NATIONAL BANK OF GREECE (CANADA)

(AMOUNTS IN THOUSAND CAD)

ASSETS		2001		2000
1. Cash in hand, balances with central banks		3 453		2 620
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand	40		182	
b. Other loans and advances	32 238	32 278	41 495	41 677
3A. Reverse Repos				
4. Loans and advances to customers	410 325		393 090	
Less: Provisions for doubtful debts	(11 090)	399 235	(9 956)	383 134
5. Debt securities incl. fixed-income securities				
a. Issued by Goverment	34 828		91 531	
b1. Corporate Bonds	824		1 401	
b2. Issued by other borrowers		35 652		92 932
6. Shares and other variable-yield securities				
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangilbe assets				
a. Establishment and formation expenses				
b. Goodwill				
c. Other intangible assets				
Less: Amortisation of intangilbe assets				
10. Tangible assets				
Cost as at 1.1.2001	17 763		15 406	
Less: Amortisation as at 31.12.2001	(8 957)	8 806	(7 883)	7 523
12. Own shares and bonds				
13. Other assets		9 367		9 404
14. Prepayments and accrued income		3 024		3 789
TOTAL ASSETS		491 815		541 079

LIABILITIES		2001		2000
1. Amounts owed to credit institutions				
a. Repayable on demand	3 773		3 292	
b. Time and at notice		3 773	95 542	98 834
2. Amounts owed to customers				
a. Deposits	437 259		393 201	
b. Other debts	3 478		4 599	
c. Repos		440 737		397 800
3. Debt evidenced by certificates				
a. Debt securities in issue				
b. Other				
4. Other liabilities		2 806		2 084
5. Accruals and deferred income		7 245		7 755
6. Provisions for liabilities and charges				
a. Provisions for staff pensions and similar obligations				
b. Provisions for taxation				
c. Other provisions				
6a. Provisions for general banking risks				
7. Subordinated liabilities				
EQUITY				
8. Paid-up capital		18 500		18 500
9. Share premium account				
10. Reserves		18 754		16 106
11. Fixed assets revaluation reserve				
11a. Fixed asset investment subsidy				
12. Retained earnigs				
TOTAL LIABILITIES		491 815		541 079

OFF-BALANCE SHEET ITEMS	2001	2000
1. Contingent liabilities	106 443	106 337
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items	34 155	35 468
TOTAL OFF-BALANCE SHEET ITEMS	140 598	141 805

PROFIT AND LOSS ACCOUNT		2001			2000	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities	3 278			6 060		
- Other interest and similar income	30 921	34 199		28 577	34 637	
2. Interest payable and similar charges		(15 295)	18 904		(18 250)	16 387
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions receivable		3 757	3 757		3 519	3 519
			22 661			19 906
5. Commissions payable			(341)			(309)
			22 320			19 597
6. Net profit on financial operations		1 451			1 522	
7. Other operating income		716	2 167		824	2 346
			24 487			21 943
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(9 598)			(8 599)		
- Social security costs	(1 623)			(1 503)		
- Other charges		(11 221)			(10 102)	
b. Other administrative expenses						
- Taxes and duties	(475)			(508)		
- Service fees	(2 765)			(2 382)		
- Other fees to third parties	(2 790)	(6 030)	(17 251)	(2 786)	(5 676)	(15 778)
			7 236			6 165
9. Fixed assets depraciation		(1 074)			(596)	
10. Other operating charges		(148)	(1 222)		(108)	(704)
11+12. Provisions			(1 200)			(1 075)
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			4 814			4 386

THE SOUTH AFRICAN BANK OF ATHENS LTD

(AMOUNTS IN THOUSAND ZAR)

ASSETS		2001		2000
1. Cash in hand, balances with central bank		19 783		13 353
2. Treasury bills and other bills eligible for refinancing with central bank				
a. Treasury bills and similar securities		41 220		22 618
3. Loans and advances to credit institutions				
a. Repayable on demand	34 055		18 435	
b. Other loans and advances	13 338	47 393	8 947	27 382
3A. Reverse Repos				
4. Loans and advances to customers	303 095		287 845	
Less: Provisions for doubtul debts	(32 442)	270 653	(20 361)	267 484
5. Debt securities incl. fixed-income securities				
a. Issued by Govermment	4 986		25	
b1. Corporate Bonds				
b2. Issued by other borrowers		4 986		25
6. Shares and other variable-yield securities				20
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangilbe assets				
a. Establishment and formation expenses				
b. Goodwill				
c. Other intangible assets				
Less: Amortisation of intangilbe assets				
10. Tangible assets				
Cost as at 1.1.2001	55 104		53 770	
Less: Amortisation as at 31.12.2001	(25 409)	29 695	(17 515)	36 255
12. Own shares and bonds				
13. Other assets		3 340		13 833
14. Prepayments and accrued income		306		15
TOTAL ASSETS		417 376		380 985

LIABILITIES		2001		2000
1. Amounts owed to credit institutions				
a. Repayable on demand	12 792		1 608	
b. Time and at notice	2 962	15 754	10 632	12 240
2. Amounts owed to customers				
a. Deposits	329 023		291 056	
b. Other debts	608		422	
c. Repos		329 631		291 478
3. Debt evidenced by certificates				
a. Debt securities in issue				
b. Other				
4. Other liabilities		12 188		804
5. Accruals and deferred income		1 368		999
6. Provisions for liabilities and charges				
a. Provisions for staff pensions and similar obligations	2 453		1 448	
b. Provisions for taxation	851		630	
c. Other provisions	3 443	6 747	2 686	4 764
6a. Provisions for general banking risks				
7. Subordinated liabilities		21 000		21 000
EQUITY				
8. Paid-up capital		4 130		4 130
9. Share premium account		32 006		32 006
10. Reserves		285		
11. Fixed assets revaluation reserve		779		2 279
11a. Fixed asset investment subsidy				
12. Retained earnigs		(6 512)		11 285
TOTAL LIABILITIES		417 376		380 985

OFF-BALANCE SHEET ITEMS

	2001	2000
1. Contingent liabilities	36 378	66 513
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS	36 378	66 513

PROFIT AND LOSS ACCOUNT

		2001			2000	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities	2 846			3 058		
- Other interest and similar income	39 523	42 369		44 165	47 223	
2. Interest payable and similar charges		(24 031)	18 338		(27 057)	20 166
3. Income from securities						
a. Income from shares and other securities	134			405		
b. Income from participating interests						
c. Income from affiliated undertakings		134			405	
4. Commissions receivable		12 420	12 554		12 331	12 736
			30 892			32 902
5. Commissions payable			(598)			
			30 294			32 902
6. Net profit / (Loss) on financial operations		2 126			1 743	
7. Other operating income		507	2 633		940	2 683
			32 927			35 585
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(21 314)			(16 793)		
- Social security costs	(239)			(137)		
- Other charges	(3 680)	(25 233)			(16 930)	
b. Other administrative expenses						
- Taxes and duties	(1 906)			(1 775)		
- Service fees	(9 639)			(5 170)		
- Other fees to third parties	(8 657)	(20 202)	(45 435)	(4 220)	(11 165)	(28 095)
			(12 508)			7 490
9. Fixed assets depraciation		(8 510)			(8 265)	
10. Other operating charges		(35)	(8 545)		(7 911)	(16 176)
11+12. Provisions			(8 495)			(2 852)
15. Extraordinary income		24 049			3 793	
16. Extraordinary charges		(611)				
17. Extraordinary profit		(4)	23 434			3 793
18. Profit / (Loss) before tax			(6 114)			(7 745)

NATIONAL BANK OF GREECE (CYPRUS) LTD

(AMOUNTS IN THOUSAND CYP)

ASSETS		2001		2000
1. Cash in hand, balances with central banks		23 862		27 890
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities		27 058		30 829
3. Loans and advances to credit institutions				
a. Repayable on demand				
b. Other loans and advances	38 003	38 003	31 055	31 055
3A. Reverse Repos				
4. *Loans and advances to customers*	314 884		280 956	
Less: Provisions for doubful debts	(10 464)	304 420	(7 193)	273 763
5. Debt securities incl. fixed-income securities				
a. Issued by Government				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities		825		201
7. Participating interests				
8. Shares in affiliated undertakings		150		150
9. Intangilbe assets				
a. Establishment and formation expenses				
b. Goodwill				
c. Other intangible assets	2 704		2 482	
Less: Amortisation of intangilbe assets	(1 986)	718	(1 472)	1 010
10. Tangible assets				
Cost as at 1.1.2001	9 896		9 943	
Less: Amortisation as at 31.12.2001	(2 400)	7 496	(2 088)	7 855
12. Own shares and bonds				
13. Other assets		709		1 170
14. Prepayments and accrued income		1 435		2 072
TOTAL ASSETS		404 676		375 995

LIABILITIES		2001		2000
1. Amounts owed to credit institutions				
a. Repayable on demand	952		1 775	
b. Time and at notice	19 447	20 399	26 841	28 616
2. Amounts owed to customers				
a. Deposits	336 139		302 953	
b. Other debts	1 215		812	
c. Repos		337 354		303 765
3. Debt evidenced by certificates				
a. Debt securities in issue				
b. Other				
4. Other liabilities		1 110		1 452
5. Accruals and deferred income		3 667		3 631
6. Provisions for liabilities and charges				
a. Provisions for staff pensions and similar obligations	9 698		8 830	
b. Provisions for taxation	120			
c. Other provisions		9 818	115	8 945
6a. Provisions for general banking risks				
7. Subordinated liabilities		4 888		4 876
EQUITY				
8. Paid-up capital		23 000		23 000
9. Share premium account				
10. Reserves				
11. Fixed assets revaluation reserve		2 163		2 436
11a. Fixed asset investment subsidy				
12. Retained earnigs		2 277		(726)
TOTAL LIABILITIES		404 676		375 995

OFF-BALANCE SHEET ITEMS

OFF-BALANCE SHEET ITEMS	2001	2000
1. Contingent liabilities	33 274	29 574
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items	67 383	63 230
TOTAL OFF-BALANCE SHEET ITEMS	100 657	92 804

PROFIT AND LOSS ACCOUNT

PROFIT AND LOSS ACCOUNT		2001			2000	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities	1 672			2 059		
- Other interest and similar income	27 576	29 248		24 778	26 837	
2. Interest payable and similar charges		(18 595)	10 653		(18 853)	7 984
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions receivable		4 380	4 380		6 456	6 456
			15 033			14 440
5. Commissions payable						
			15 033			14 440
6. Net profit on financial operations		906			1 069	
7. Other operating income			906			1 069
			15 939			15 509
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(5 785)			(5 560)		
- Social security costs	(664)			(660)		
- Other charges	(1 311)	(7 760)		(1 230)	(7 450)	
b. Other administrative expenses						
- Taxes and duties	(25)			(11)		
- Service fees	(939)			(619)		
- Other fees to third parties	(901)	(1 865)	(9 625)	(1 157)	(1 787)	(9 237)
			6 314			6 272
9. Fixed assets depraciation		(905)			(1 002)	
10. Other operating charges		(17)	(922)		(26)	(1 028)
11+12. Provisions			(1 178)			(1 150)
15. Extraordinary income						
16. Extraordinary charges					(254)	
17. Extraordinary profit						(254)
18. Profit before tax			4 214			3 840

NATIONAL SECURITITES CO (CYPRUS) LTD

(AMOUNTS IN THOUSAND CYP)

ASSETS		2001		2000
1. Cash in hand, balances with central banks				
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand				
b. Other loans and advances	51	51	10	10
3A. Reverse Repos				
4. Loans and advances to customers	841		1 006	
Less: Provisions for doubtful debts	(90)	751	(90)	916
5. Debt securities incl. fixed-income securities				
a. Issued by Govermment				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities		184		361
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangilbe assets				
a. Establishment and formation expenses	27		27	
b. Goodwill				
c. Other intangible assets				
Less: Amortisation of intangilbe assets	(27)	0	(27)	0
10. Tangible assets				
Cost as at 1.1.2001	176		165	
Less: Amortisation as at 31.12.2001	(85)	91	(55)	110
12. Own shares and bonds				
13. Other assets		15		15
14. Prepayments and accrued income		3		1
TOTAL ASSETS		1 095		1 413

LIABILITIES		2001		2000
1. Amounts owed to credit institutions				
a. Repayable on demand	176		128	
b. Time and at notice		176		128
2. Amounts owed to customers				
a. Deposits				
b. Other debts				
c. Repos				
3. Debt evidenced by certificates				
a. Debt securities in issue				
b. Other				
4. Other liabilities		86		306
5. Accruals and deferred income		14		8
6. Provisions for liabilities and charges				
a. Provisions for staff pensions and similar obligations				
b. Provisions for taxation				
c. Other provisions				
6a. Provisions for general banking risks				
7. Subordinated liabilities		250		100
EQUITY				
8. Paid-up capital		500		500
9. Share premium account				
10. Reserves				
11. Fixed assets revaluation reserve				
11a. Fixed asset investment subsidy				
12. Retained earnigs		69		371
TOTAL LIABILITIES		1 095		1 413

OFF-BALANCE SHEET ITEMS	2001	2000
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS	0	0

PROFIT AND LOSS ACCOUNT		2001			2000	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income	25	25		61	61	
2. Interest payable and similar charges		(22)	3		(37)	24
3. Income from securities						
a. Income from shares and other securities	6			4		
b. Income from participating interests						
c. Income from affiliated undertakings		6			4	
4. Commissions receivable		181	187		467	471
			190			495
5. Commissions payable			(58)			(52)
			132			443
6. Net profit on financial operations		(174)			(507)	
7. Other operating income			(174)			(507)
			(42)			(64)
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(101)			(159)		
- Social security costs	(14)			(16)		
- Other charges	(7)	(122)		(3)	(178)	
b. Other administrative expenses						
- Taxes and duties	(6)			(6)		
- Service fees	(74)			(105)		
- Other fees to third parties	(31)	(111)	(233)	(59)	(170)	(348)
			(275)			(412)
9. Fixed assets depraciation		(29)			(27)	
10. Other operating charges			(29)			(27)
11+12. Provisions						(90)
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit					(81)	(81)
18. Profit before tax			(304)			(610)

UNITED BULGARIAN BANK AD

(AMOUNTS IN THOUSAND BGN)

ASSETS		2001		2000
1. Cash in hand, balances with central banks		145 576		120 181
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand	70 091			
b. Other loans and advances	634 287	704 378	596 575	596 575
3A. Reverse Repos		4 004		4 315
4. Loans and advances to customers	394 600		271 459	
Less: Provisions for doubtful debts	(19 988)	374 612	(15 336)	256 123
5. Debt securities incl. fixed-income securities				
a. Issued by Govermment	132 599		97 598	
b1. Corporate Bonds	18 018		29 030	
b2. Issued by other borrowers	34 972	185 589	16 704	143 332
6. Shares and other variable-yield securities		308		
7. Participating interests		212		
8. Shares in affiliated undertakings		4 500		
9. Intangilbe assets				
a. Establishment and formation expenses	58		58	
b. Goodwill				
c. Other intangible assets	15 470		12 748	
Less: Amortisation of intangilbe assets	(4 582)	10 946	(2 225)	10 581
10. Tangible assets				
Cost as at 1.1.2001	108 631		83 546	
Less: Amortisation as at 31.12.2001	(35 999)	72 632	(28 714)	54 832
12. Own shares and bonds				
13. Other assets		16 371		15 525
14. Prepayments and accrued income		10 276		8 793
TOTAL ASSETS		**1 529 404**		**1 210 257**

LIABILITIES		2001		2000
1. Amounts owed to credit institutions				
a. Repayable on demand	2 145		2 868	
b. Time and at notice	24 373	26 518	36 665	39 533
2. Amounts owed to customers				
a. Deposits	1 199 532		865 031	
b. Other debts	40 062		34 658	
c. Repos		1 239 594		899 689
3. Debt evidenced by certificates				
a. Debt securities in issue				
b. Other				
4. Other liabilities		10 555		13 425
5. Accruals and deferred income		2 203		1 851
6. Provisions for liabilities and charges				
a. Provisions for staff pensions and similar obligations	777		1 331	
b. Provisions for taxation				
c. Other provisions		777	1 146	2 477
6a. Provisions for general banking risks		593		
7. Subordinated liabilities				
EQUITY				
8. Paid-up capital		75 964		75 964
9. Share premium account				
10. Reserves		15 859		15 859
11. Fixed assets revaluation reserve		2 967		28 045
11a. Fixed asset investment subsidy				
12. Retained earnigs		154 374		133 414
TOTAL LIABILITIES		1 529 404		1 210 257

OFF-BALANCE SHEET ITEMS

	2001	2000
1. Contingent liabilities	33 453	92 746
2. Commitments arising out for sale and repurchase agreements	9 765	8 267
3. Other off-balance sheet items	2 031 246	1 448 334
TOTAL OFF-BALANCE SHEET ITEMS	2 074 464	1 549 347

PROFIT AND LOSS ACCOUNT

		2001			*2000*	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities	10 347			11 602		
- Other interest and similar income	67 168	77 515		62 365	73 967	
2. Interest payable and similar charges		(15 033)	62 482		(13 352)	60 615
3. Income from securities						
a. Income from shares and other securities	139			2		
b. Income from participating interests						
c. Income from affiliated undertakings		139			2	
4. Commissions receivable		35 411	35 550		28 483	28 485
			98 032			89 100
5. Commissions payable			(1 304)			(1 025)
			96 728			88 075
6. Net profit on financial operations		12 046			1 923	
7. Other operating income		99	12 145			1 923
			108 873			89 998
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(16 705)			(14 235)		
- Social security costs	(5 347)			(4 719)		
- Other charges	(2 200)	(24 252)		(1 627)	(20 581)	
b. Other administrative expenses						
- Taxes and duties	(11 400)			(5 083)		
- Service fees	(22 763)			(17 826)		
- Other fees to third parties	(6 275)	(40 438)	(64 690)	(4 998)	(27 907)	(48 488)
			44 183			41 510
9. Fixed assets depraciation		(10 323)			(6 817)	
10. Other operating charges		(392)	(10 715)		(135)	(8 952)
11+12. Provisions			(5 217)			(4 129)
15. Extraordinary income		3 330			4 597	
16. Extraordinary charges		(877)			(523)	
17. Extraordinary profit		5 134	7 587		4 455	8 529
18. Profit before tax			35 838			36 958

STOPANSKA BANKA AD

(AMOUNTS IN THOUSAND **MKD**)

ASSETS		2001		2000
1. Cash in hand, balances with central banks		9 047 380		2 173 022
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand				
b. Other loans and advances	8 906 446	8 906 446	7 609 888	7 609 888
3A. Reverse Repos				
4. Loans and advances to customers	11 360 492		13 090 001	
Less: Provisions for doubtful debts	(5 587 097)	5 773 395	(5 279 281)	7 810 720
5. Debt securities incl. fixed-income securities				
a. Issued by Govermment	6 902 888		9 448 771	
b1. Corporate Bonds				
b2. Issued by other borrowers		6 902 888		9 448 771
6. Shares and other variable-yield securities		97 375		279 968
7. Participating interests		11 887		13 844
8. Shares in affiliated undertakings		12 253		13 175
9. Intangilbe assets				
a. Establishment and formation expenses				
b. Goodwill				
c. Other intangible assets	64 530		54 036	
Less: Amortisation of intangilbe assets	(30 400)	34 130	(19 593)	34 443
10. Tangible assets				
Cost as at 1.1.2001	2 542 682		2 105 360	
Less: Amortisation as at 31.12.2001	(838 068)	1 704 614	(747 310)	1 358 050
12. Own shares and bonds				
13. Other assets		672 485		531 049
14. Prepayments and accrued income		101 938		357 111
TOTAL ASSETS		33 264 791		29 630 041

LIABILITIES		2001		2000
1. Amounts owed to credit institutions				
a. Repayable on demand	464 946		1 891 855	
b. Time and at notice	2 187 304	2 652 250	2 417 480	4 309 335
2. Amounts owed to customers				
a. Deposits	26 353 526		20 013 600	
b. Other debts	43 339		95 189	
c. Repos		26 396 865		20 108 789
3. Debt evidenced by certificates				
a. Debt securities in issue				
b. Other				
4. Other liabilities		1 139 111		702 941
5. Accruals and deferred income		87 674		108 189
6. Provisions for liabilities and charges				
a. Provisions for staff pensions and similar obligations				
b. Provisions for taxation				
c. Other provisions	436 895	436 895	822 750	822 750
6a. Provisions for general banking risks				
7. Subordinated liabilities				
EQUITY				
8. Paid-up capital		3 783 042		3 483 042
9. Share premium account				
10. Reserves		95 320		308 523
11. Fixed assets revaluation reserve				
11a. Fixed asset investment subsidy				
12. Retained earnigs		(1 326 366)		(213 528)
TOTAL LIABILITIES		33 264 791		29 630 041

OFF-BALANCE SHEET ITEMS

OFF-BALANCE SHEET ITEMS	2001	2000
1. Contingent liabilities	4 051 947	6 401 470
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS	4 051 947	6 401 470

PROFIT AND LOSS ACCOUNT

PROFIT AND LOSS ACCOUNT		2001			2000	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities	385 241			382 272		
- Other interest and similar income	1 261 776	1 647 017		1 814 687	2 196 959	
2. Interest payable and similar charges		(971 516)	675 501		(1 084 615)	1 112 344
3. Income from securities						
a. Income from shares and other securities	537			2 647		
b. Income from participating interests						
c. Income from affiliated undertakings		537			2 647	
4. Commissions receivable		522 910	523 447		662 910	665 557
			1 198 948			1 777 901
5. Commissions payable			(89 197)			(73 774)
			1 109 751			1 704 127
6. Net profit on financial operations		266 032			50 947	
7. Other operating income		56 033	322 065		86 674	137 621
			1 431 816			1 841 748
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(593 940)			(554 461)		
- Social security costs	(5 597)			(4 770)		
- Other charges	(115 455)	(714 992)		(153 781)	(713 012)	
b. Other administrative expenses						
- Taxes and duties	(42 525)			(32 751)		
- Service fees	(375 625)			(290 352)		
- Other fees to third parties	(123 237)	(541 387)	(1 256 379)	(86 221)	(409 324)	(1 122 336)
			175 437			719 412
9. Fixed assets depraciation		(104 688)			(85 233)	
10. Other operating charges		(107)	(104 795)		(64)	(85 297)
11+12. Provisions			(1 925 936)			(1 216 777)
15. Extraordinary income		550 041			441 718	
16. Extraordinary charges		(30 050)			(85 293)	
17. Extraordinary profit		8 937	528 928		12 709	369 134
18. Profit before tax			(1 326 366)			(213 528)

NBG INTERNATIONAL LTD

(AMOUNTS IN THOUSAND GBP)

ASSETS		2001		2000
1. Cash in hand, balances with central banks				
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand	354		3 227	
b. Other loans and advances	7 000	7 354	2 500	5 727
3A. Reverse Repos				
4. Loans and advances to customers				
Less: Provisions for doubtful debts				
5. Debt securities incl. fixed-income securities				
a. Issued by Government				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities				
7. Participating interests		5 525		5 006
8. Shares in affiliated undertakings				
9. Intangilbe assets				
a. Establishment and formation expenses				
b. Goodwill				
c. Other intangible assets				
Less: Amortisation of intangilbe assets				
10. Tangible assets				
Cost as at 1.1.2001	555		530	
Less: Amortisation as at 31.12.2001	(384)	171	(277)	253
12. Own shares and bonds				
13. Other assets				
14. Prepayments and accrued income		1 558		737
TOTAL ASSETS		14 608		11 723

LIABILITIES	2001	2000
1. Amounts owed to credit institutions		
a. Repayable on demand		
b. Time and at notice		
2. Amounts owed to customers		
a. Deposits		
b. Other debts		
c. Repos		
3. Debt evidenced by certificates		
a. Debt securities in issue		
b. Other		
4. Other liabilities	709	691
5. Accruals and deferred income	2 006	1 275
6. Provisions for liabilities and charges		
a. Provisions for staff pensions and similar obligations		
b. Provisions for taxation		
c. Other provisions		
6a. Provisions for general banking risks		
7. Subordinated liabilities		
EQUITY		
8. Paid-up capital	7 000	7 000
9. Share premium account		
10. Reserves		
11. Fixed assets revaluation reserve		
11a. Fixed asset investment subsidy		
12. Retained earnigs	4 893	2 757
TOTAL LIABILITIES	14 608	11 723

OFF-BALANCE SHEET ITEMS	2001	2000
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT		2001			2000	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income	228	228		152	152	
2. Interest payable and similar charges			228			152
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions receivable		6 951	6 951		4 970	4 970
			7 179			5 122
5. Commissions payable						
			7 179			5 122
6. Net profit on financial operations						
7. Other operating income		55	55			
			7 234			5 122
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(2 665)			(2 109)		
- Social security costs	(360)			(277)		
- Other charges	(197)	(3 222)		(160)	(2 546)	
b. Other administrative expenses						
- Taxes and duties	(28)			(24)		
- Service fees	(176)			(162)		
- Other fees to third parties	(548)	(752)	(3 974)	(458)	(644)	(3 190)
			3 260			1 932
9. Fixed assets depraciation		(107)			(116)	
10. Other operating charges			(107)			(116)
11+12. Provisions			(101)			
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			3 052			1 816

NBG INTERNATIONAL INC

(AMOUNTS IN THOUSAND USD)

ASSETS		2001		2000
1. Cash in hand, balances with central banks				
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand	1 679		2 511	
b. Other loans and advances	165	1 844	71	2 582
3A. Reverse Repos				
4. Loans and advances to customers				
Less: Provisions for doubtful debts				
5. Debt securities incl. fixed-income securities				
a. Issued by Govermment				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities		3		3
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangilbe assets				
a. Establishment and formation expenses				
b. Goodwill				
c. Other intangible assets				
Less: Amortisation of intangilbe assets				
10. Tangible assets				
Cost as at 1.1.2001	146		144	
Less: Amortisation as at 31.12.2001	(68)	78	(10)	134
12. Own shares and bonds				
13. Other assets				
14. Prepayments and accrued income		50		12
TOTAL ASSETS		1 975		2 731

LIABILITIES	2001	2000
1. Amounts owed to credit institutions		
a. Repayable on demand		
b. Time and at notice		
2. Amounts owed to customers		
a. Deposits		
b. Other debts		
c. Repos		
3. Debt evidenced by certificates		
a. Debt securities in issue		
b. Other		
4. Other liabilities		
5. Accruals and deferred income	165	198
6. Provisions for liabilities and charges		
a. Provisions for staff pensions and similar obligations		
b. Provisions for taxation		
c. Other provisions		
6a. Provisions for general banking risks		
7. Subordinated liabilities		
EQUITY		
8. Paid-up capital	7 200	7 200
9. Share premium account		
10. Reserves		
11. Fixed assets revaluation reserve		
11a. Fixed asset investment subsidy		
12. Retained earnigs	(5 390)	(4 667)
TOTAL LIABILITIES	1 975	2 731

OFF-BALANCE SHEET ITEMS	2001	2000
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT		2001			2000	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income	43	43		6	6	
2. Interest payable and similar charges			43			6
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions receivable		1 630	1 630		767	767
			1 673			773
5. Commissions payable			(273)			(121)
			1 400			652
6. Net profit on financial operations						
7. Other operating income						
			1 400			652
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(1 177)			(611)		
- Social security costs	(68)			(33)		
- Other charges	(159)	(1 404)		(74)	(718)	
b. Other administrative expenses						
- Taxes and duties	(57)					
- Service fees	(364)			(321)		
- Other fees to third parties	(439)	(860)	(2 264)		(321)	(1 039)
			(864)			(387)
9. Fixed assets depraciation		(58)			(4 280)	
10. Other operating charges			(58)			(4 280)
11+12. Provisions						
15. Extraordinary income		200				
16. Extraordinary charges						
17. Extraordinary profit			200			
18. Profit before tax			(722)			(4 667)

NBGI PRIVATE EQUITY LTD

(AMOUNTS IN THOUSAND GBP)

ASSETS		2001	2000
1. Cash in hand, balances with central banks			
2. Treasury bills and other bills eligible for refinancing with central banks			
a. Treasury bills and similar securities			
3. Loans and advances to credit institutions			
a. Repayable on demand	470		
b. Other loans and advances		470	
3A. Reverse Repos			
4. Loans and advances to customers			
Less: Provisions for doubful debts			
5. Debt securities incl. fixed-income securities			
a. Issued by Govermment			
b1. Corporate Bonds			
b2. Issued by other borrowers			
6. Shares and other variable-yield securities			
7. Participating interests			
8. Shares in affiliated undertakings			
9. Intangilbe assets			
a. Establishment and formation expenses			
b. Goodwill			
c. Other intangible assets			
Less: Amortisation of intangilbe assets			
10. Tangible assets			
Cost as at 1.1.2001	18		
Less: Amortisation as at 31.12.2001	(4)	14	
12. Own shares and bonds			
13. Other assets			
14. Prepayments and accrued income		169	
TOTAL ASSETS		653	

LIABILITIES	2001	2000
1. Amounts owed to credit institutions		
a. Repayable on demand		
b. Time and at notice		
2. Amounts owed to customers		
a. Deposits		
b. Other debts		
c. Repos		
3. Debt evidenced by certificates		
a. Debt securities in issue		
b. Other		
4. Other liabilities	50	
5. Accruals and deferred income	503	
6. Provisions for liabilities and charges		
a. Provisions for staff pensions and similar obligations		
b. Provisions for taxation		
c. Other provisions		
6a. Provisions for general banking risks		
7. Subordinated liabilities		
EQUITY		
8. Paid-up capital	100	
9. Share premium account		
10. Reserves		
11. Fixed assets revaluation reserve		
11a. Fixed asset investment subsidy		
12. Retained earnigs		
TOTAL LIABILITIES	653	

OFF-BALANCE SHEET ITEMS	2001	2000
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT		*2001*		*2000*
1. Interest receivable and similar income				
- Interest income from fixed-yield securities				
- Other interest and similar income	155	155		
2. Interest payable and similar charges			155	
3. Income from securities				
a. Income from shares and other securities				
b. Income from participating interests				
c. Income from affiliated undertakings				
4. Commissions receivable		1 056	1 056	
			1 211	
5. Commissions payable				
			1 211	
6. Net profit on financial operations				
7. Other operating income				
			1 211	
8. General administrative expenses				
a. Staff costs				
- Wages and salaries	(508)			
- Social security costs	(57)			
- Other charges	(63)	(628)		
b. Other administrative expenses				
- Taxes and duties	(9)			
- Service fees	(435)			
- Other fees to third parties	(108)	(552)	(1 180)	
			31	
9. Fixed assets depraciation		(31)		
10. Other operating charges			(31)	
11+12. Provisions				
15. Extraordinary income				
16. Extraordinary charges				
17. Extraordinary profit				
18. Profit before tax			*0*	

NBGI FINANCE PLC

(AMOUNTS IN THOUSAND USD)

ASSETS		2001		2000
1. Cash in hand, balances with central banks				
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand	1 418		1 226	
b. Other loans and advances	198 352	199 770	198 352	199 578
3A. Reverse Repos				
4. Loans and advances to customers				
Less: Provisions for doubtful debts				
5. Debt securities incl. fixed-income securities				
a. Issued by Government				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities				
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangilbe assets				
a. Establishment and formation expenses				
b. Goodwill				
c. Other intangible assets	1 648		1 648	
Less: Amortisation of intangilbe assets	(1 473)	175	(1 148)	500
10. Tangible assets				
Cost as at 1.1.2001				
Less: Amortisation as at 31.12.2001				
12. Own shares and bonds				
13. Other assets				
14. Prepayments and accrued income		250		205
TOTAL ASSETS		**200 195**		**200 283**

LIABILITIES	2001	2000
1. Amounts owed to credit institutions		
a. Repayable on demand		
b. Time and at notice		
2. Amounts owed to customers		
a. Deposits		
b. Other debts		
c. Repos		
3. Debt evidenced by certificates		
a. Debt securities in issue		
b. Other		
4. Other liabilities	19	36
5. Accruals and deferred income	69	196
6. Provisions for liabilities and charges		
a. Provisions for staff pensions and similar obligations		
b. Provisions for taxation		
c. Other provisions		
6a. Provisions for general banking risks		
7. Subordinated liabilities	200 000	200 000
EQUITY		
8. Paid-up capital		
9. Share premium account	84	84
10. Reserves		
11. Fixed assets revaluation reserve		
11a. Fixed asset investment subsidy		
12. Retained earnigs	23	(33)
TOTAL LIABILITIES	**200 195**	**200 283**

OFF-BALANCE SHEET ITEMS	2001	2000
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT		2001			2000	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income	10 575	10 575		14 770	14 770	
2. Interest payable and similar charges		(10 014)	561		(14 377)	393
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions receivable						
			561			393
5. Commissions payable						
			561			393
6. Net profit on financial operations						
7. Other operating income						
			561			393
8. General administrative expenses						
a. Staff costs						
- Wages and salaries						
- Social security costs						
- Other charges						
b. Other administrative expenses						
- Taxes and duties	(20)			(18)		
- Service fees						
- Other fees to third parties	(166)	(186)	(186)	(133)	(151)	(151)
			375			242
9. Fixed assets depraciation		(325)			(325)	
10. Other operating charges			(325)			(325)
11+12. Provisions						
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			50			(83)

NBGI JERSEY

(AMOUNTS IN THOUSAND USD)

ASSETS		2001	2000
1. Cash in hand, balances with central banks			
2. Treasury bills and other bills eligible for refinancing with central banks			
a. Treasury bills and similar securities			
3. Loans and advances to credit institutions			
a. Repayable on demand	258		
b. Other loans and advances		258	
3A. Reverse Repos			
4. Loans and advances to customers			
Less: Provisions for doubtful debts			
5. Debt securities incl. fixed-income securities			
a. Issued by Government			
b1. Corporate Bonds			
b2. Issued by other borrowers			
6. Shares and other variable-yield securities			
7. Participating interests			
8. Shares in affiliated undertakings			
9. Intangible assets			
a. Establishment and formation expenses			
b. Goodwill			
c. Other intangible assets			
Less: Amortisation of intangible assets			
10. Tangible assets			
Cost as at 1.1.2001			
Less: Amortisation as at 31.12.2001			
12. Own shares and bonds			
13. Other assets			
14. Prepayments and accrued income			
TOTAL ASSETS		258	

LIABILITIES	2001	2000
1. Amounts owed to credit institutions		
a. Repayable on demand		
b. Time and at notice		
2. Amounts owed to customers		
a. Deposits		
b. Other debts		
c. Repos		
3. Debt evidenced by certificates		
a. Debt securities in issue		
b. Other		
4. Other liabilities		
5. Accruals and deferred income	264	
6. Provisions for liabilities and charges		
a. Provisions for staff pensions and similar obligations		
b. Provisions for taxation		
c. Other provisions		
6a. Provisions for general banking risks		
7. Subordinated liabilities		
EQUITY		
8. Paid-up capital		
9. Share premium account		
10. Reserves		
11. Fixed assets revaluation reserve		
11a. Fixed asset investment subsidy		
12. Retained earnigs	(6)	
TOTAL LIABILITIES	258	

OFF-BALANCE SHEET ITEMS	2001	2000
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT		2001		2000
1. Interest receivable and similar income				
- Interest income from fixed-yield securities				
- Other interest and similar income	8	8		
2. Interest payable and similar charges			8	
3. Income from securities				
a. Income from shares and other securities				
b. Income from participating interests				
c. Income from affiliated undertakings				
4. Commissions receivable				
			8	
5. Commissions payable				
			8	
6. Net profit on financial operations				
7. Other operating income				
			8	
8. General administrative expenses				
a. Staff costs				
- Wages and salaries				
- Social security costs				
- Other charges				
b. Other administrative expenses				
- Taxes and duties				
- Service fees				
- Other fees to third parties	(14)	(14)	(14)	
			(6)	
9. Fixed assets depraciation				
10. Other operating charges				
11+12. Provisions				
15. Extraordinary income				
16. Extraordinary charges				
17. Extraordinary profit				
18. Profit before tax			(6)	

INTERLEASE AD

(AMOUNTS IN THOUSAND BGN)

ASSETS		2001		2000
1. Cash in hand, balances with central banks		2		
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand	874		553	
b. Other loans and advances		874		553
3A. Reverse Repos				
4. Loans and advances to customers	2 478		2 444	
Less: Provisions for doubful debts	(1 385)	1 093	(1 635)	809
5. Debt securities incl. fixed-income securities				
a. Issued by Govermment				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities				
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangilbe assets				
a. Establishment and formation expenses				
b. Goodwill				
c. Other intangible assets	75		28	
Less: Amortisation of intangilbe assets	(17)	58	(11)	17
10. Tangible assets				
Cost as at 1.1.2001	51 717		21 570	
Less: Amortisation as at 31.12.2001	(11 294)	40 423	(5 666)	15 904
12. Own shares and bonds				
13. Other assets		1 254		478
14. Prepayments and accrued income		123		117
TOTAL ASSETS		43 827		17 878

LIABILITIES		2001		2000
1. Amounts owed to credit institutions				
a. Repayable on demand	31 532		14 580	
b. Time and at notice		31 532		14 580
2. Amounts owed to customers				
a. Deposits				
b. Other debts				
c. Repos				
3. Debt evidenced by certificates				
a. Debt securities in issue				
b. Other				
4. Other liabilities		13 582		4 992
5. Accruals and deferred income		65		106
6. Provisions for liabilities and charges				
a. Provisions for staff pensions and similar obligations				
b. Provisions for taxation				
c. Other provisions				
6a. Provisions for general banking risks				
7. Subordinated liabilities				
EQUITY				
8. Paid-up capital		3 475		3 475
9. Share premium account		153		153
10. Reserves		31		31
11. Fixed assets revaluation reserve				
11a. Fixed asset investment subsidy				
12. Retained earnigs		(5 011)		(5 459)
TOTAL LIABILITIES		43 827		17 878

OFF-BALANCE SHEET ITEMS

OFF-BALANCE SHEET ITEMS	2001	2000
1. Contingent liabilities	64	
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items	6 525	710
TOTAL OFF-BALANCE SHEET ITEMS	6 589	710

PROFIT AND LOSS ACCOUNT

PROFIT AND LOSS ACCOUNT		2001			2000	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income	10 140	10 140		4 964	4 964	
2. Interest payable and similar charges		(1 737)	8 403		(1 231)	3 733
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions receivable		438	438		318	318
			8 841			4 051
5. Commissions payable						
			8 841			4 051
6. Net profit on financial operations		(180)			(510)	
7. Other operating income		25	(155)			(510)
			8 686			3 541
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(372)			(333)		
- Social security costs	(64)			(55)		
- Other charges		(436)			(388)	
b. Other administrative expenses						
- Taxes and duties						
- Service fees	(470)			(410)		
- Other fees to third parties	(237)	(707)	(1 143)	(454)	(864)	(1 252)
			7 543			2 289
9. Fixed assets depraciation		(7 333)			(3 533)	
10. Other operating charges			(7 333)			(3 533)
11+12. Provisions			(176)			(796)
15. Extraordinary income		414			431	
16. Extraordinary charges						
17. Extraordinary profit			414			431
18. Profit before tax			448			(1 609)

NATIONAL INVESTMENT BANK FOR INDUSTRIAL DEVELOPMENT

A COMPANY OF THE NATIONAL BANK OF GREECE S.A. GROUP

FINANCIAL STATEMENTS AS AT 31 DECEMBER 2001, 38th ACCOUNTING YEAR

(AMOUNTS IN THOUSAND EURO)

ASSETS		2001		2000
1. Cash in hand, balances with central banks		48 241		109 714
3. Loans and advances to credit institutions				
a. Repayable on demand	6 827		2 256	
b. Other loans and advances	56 393	63 220	91 944	94 200
3A. Reverse Repos				
4. Loans and advances to customers	483 150		547 791	
Less: Provisions for doubtful debts	(38 643)	444 507	(38 922)	508 869
5. Debt securities incl. fixed-income securities				
a. Issued by Government	354 795		308 328	
b. Issued by other borrowers	31 506	386 301	0	308 328
6. Shares and other variable-yield securities		110 857		128 410
7. Participating interests		23 053		24 177
8. Shares in affiliated undertakings		59 296		70 359
9. Intangilbe assets				
a. Establishment and formation expenses	141		141	
c. Other intangible assets	1 099		1 076	
Less: Amortisation of intangilbe assets	(1 034)	206	(876)	341
10. Tangible assets				
Cost as at 1.1.2001	23 669		22 365	
Less: Amortisation as at 31.12.2001	(11 931)	11 738	(11 294)	11 071
12. Own shares and bonds				
13. Other assets		10 794		12 532
14. Prepayments and accrued income		5 678		10 296
TOTAL ASSETS		1 163 891		1 278 296

LIABILITIES		2001		2000
1. Amounts owed to credit institutions				
b. Time and at notice	594 099	594 099	426 921	426 921
2. Amounts owed to customers				
a. Deposits	215 483		508 040	
b. Other debts				
c. Repos	145 582	361 065	105 113	613 153
3. Debt evidenced by certificates				
b. Other	1 306	1 306	1 547	1 547
4. Other liabilities		38 909		42 876
5. Accruals and deferred income		4 574		8 254
6. Provisions for liabilities and charges				
a. Provisions for staff pensions and similar obligations	2 691		2 590	
c. Other provisions	4 781	7 472	4 781	7 372
6a. Provisions for general banking risks				
EQUITY				
8. Share capital				
Paid-up capital		29 951		26 329
9. Share premium account		5 766		9 352
10. Reserves		109 691		125 725
11. Fixed assets revaluation reserve		11 042		16 767
11a. Fixed asset investment subsidy				
12. Retained earnings		16		0
TOTAL LIABILITIES		1 163 891		1 278 296

OFF-BALANCE S HEET ITEMS

	2001	2000
1. Contingent liabilities	11 166	10 236
3. Other off-balance sheet items	1 957 367	2 203 753
TOTAL OFF-BALANCE SHEET ITEMS	1 968 533	2 213 989

NOTES:

1. The most recent revaluation of the fixed assets, in accordance with Law 2065/92, was carried out in 2000.
2. The Bank has been audited for tax purposes up to and including the year 1998.
3. For comparability purposes, some of the prior year balances of the Income Statement have been reclassified.
4. The financial statements as at 31.12.2001 include "Greek Shipowners Investments SA" which has been merged through absorption at 24.5.2001 in accordance with the provisions of L. 2166/93.
5. The Company's revenues as at 31.12.2001, EUR 110 401 279.33, are classified under Trade Code 651.9 of STAKOD 91.
6. In accordance with the resolution of the Extraordinary General Meeting of Shareholders as at 2.5.2001, the share capital has been increased by EUR 3 621 951.8.
7. Investment securities has been valued at cost or market, whichever lower on an aggregate portfolio basis. Investments in non-listed companies are stated at fair value in accordance with L.2190/1920 paragraph 3 article 42a.
8. The fixed assets of the Bank are free of charges or encumbrances.
9. The number of employees as at 31.12.2001 was 185.

PROFIT AND LOSS ACCOUNT

	2001			2000		
1. Interest receivable and similar income						
- Interest income from fixed-yield securities	19 451			34 722		
- Other interest and similar income	34 728	54 179		84 785	119 507	
2. Interest payable and similar charges		(45 135)	9 044		(128 449)	(8 941)
3. Income from securities						
a. Income from shares and other securities	1 919			5 540		
b. Income from participating interests	2 569			7 920		
c. Income from affiliated undertakings	12 263	16 751		16 960	30 420	
4. Commissions receivable		741	17 493		1 099	31 519
			26 537			22 578
5. Commissions payable			(683)			(805)
			25 853			21 773
6. Net profit on financial operations		19 768			41 652	
7. Other operating income		5 733	25 502		4 579	46 231
			51 355			68 004
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(7 098)			(7 156)		
- Social security costs	(1 140)			(1 092)		
- Other charges	(1 963)	(10 201)		(1 931)	(10 178)	
b. Other administrative expenses	(5 092)	(5 092)	(15 294)	(5 546)	(5 546)	(15 724)
			36 061			52 280
9. Fixed assets depraciation		(818)			(881)	
10. Other operating charges		(89)	(907)		(156)	(1 037)
			35 155			51 243
11+12. Provisions			(100)			(4 003)
15. Extraordinary income		1 229			248	
16. Extraordinary charges		(207)			(240)	
17. Extraordinary profit		11 999	13 020		2 323	2 330
18. Profit before tax			48 075			49 570

APPROPRIATION ACCOUNT

	2001	2000
Profit before tax	48 075	49 570
Add:		
Prior years' retained earnings brought forward	2 662	0
Less:		
Prior years' tax liabilities	(1 139)	(1 986)
Less:		
1. Income tax	(8 075)	(3 695)
Distributable profit	41 522	43 889
Appropriation of profit:		
1. Statutory reserve	1 502	1 487
2. Dividend (EUR 0.44 per share)	21 964	21 975
6. Tax exempt reserves	10 283	10 858
6b. Reserves taxed in a special way	6 788	8 395
7a. Staff bonus	968	1 174
8. Retained earnings carried forward	16	0
	41 522	43 889

Athens, 24 January 2002

THE GOVERNOR AND CHAIRMAN	THE MANAGING DIRECTOR	THE CHIEF FINANCIAL OFFICER
THEODOROS B. KARATZAS	DIMITRIOS G. GOUMAS	ANTONIOS D. ANTYPAS

AUDITORS' REPORT

To the Shareholders of NATIONAL INVESTMENT BANK FOR INDUSTRIAL DEVELOPMENT S.A.

We have audited the Financial Statements and related Appendix thereto of Societe Anonyme "NATIONAL INVESTMENT BANK FOR INDUSTRIAL DEVELOPMENT S.A." for the year ended 31 December 2001. Our audit, which considered the results of operations of the Bank's branches was conducted in accordance with the provisions of Article 37 of Law 2190/1920 "For Societes Anonymes" and the auditing procedures we considered necessary, in accordance with the auditing principles and standards followed by the Greek Institute of Certified Public Accountants Auditors. The books and records mainta by the Bank were made available to us and we were provided with all necessary information and clarifications, which we requested for our audit. The Bank has complied with the provisions of the Greek Chart of Accounts for banks. There was not change in the accounting policies compared with those of the previous year. *We agreed the contents of the Directors' Report to the Annual General Meeting of the shareholders with the Financial Statements. The Appendix to the Financial Statements includes the information required by par.1 of Article 43a of Codified Law 2190/1920. In our opinion, the above Financial* Statements derive from the Bank's books and records and present, together with the Appendix thereto, the asset structure and financial position of the Bank as at 31 December 2001 and the results of its operations for the year then ended, in accordance with the prevailing legislation and the accounting principles generally accepted in Greece, and are consistent with those applied in the previous year.

Athens, 24 January 2002

CERTIFIED PUBLIC ACCOUNTANTS-AUDITORS

ΣΟΛ α.ε. SPIROS D. KORONAKIS AM SOEL 11991

Deloitte & Touche EMMANUEL A. PILEIADIS AM SOEL 12021

NATIONAL REGIONAL DEVELOPMENT Co.
OF NORTHERN GREECE S.A. VENTURE CAPITAL
FINANCIAL STATEMENTS AS AT 31 DECEMBER 2001
7TH ACCOUNTING YEAR (1 JANUARY 2001 - 31 DECEMBER 2001)
(IN DRACHMAS)
REGISTRATION: THESSALONIKI REG No. 32028/67/B/94/008

ASSETS

	2001 Cost	2001 Accumulated Depreciation	2001 Net book Value	2000 Cost	2000 Accumulated Depreciation	2000 Net book Value
B. ESTABLISHMENT EXPENSES						
1. Establishment and preliminary expenses	-	-	-	13 152 510	13 152 510	-
4. Other establishment expenses	11 028 610	7 018 946	4 009 664	11 028 610	4 989 964	6 038 646
	11 028 610	7 018 946	4 009 664	24 181 120	18 142 474	6 038 646
C. FIXED ASSETS						
II. Tangible assets						
5. Transportation means	7 975 000	6 858 500	1 116 500	7 975 000	5 662 250	2 312 750
6.Furniture & other equipment	5 014 768	5 014 735	33	5 065 518	5 038 468	27 050
Total tangible assets	12 989 768	11 873 235	1 116 533	13 040 518	10 700 718	2 339 800
III. Investments & long - term assets						
2. Participating interests in other undertakings		1 036 550 000				626 550 000
Less: Provisions for the diminution in value of investments and securities		5 074 860	1 031 475 140			
7. Other long-term receivables			34 000			34 000
			1 031 509 140			626 584 000
Total Tangible Assets (CII + CIII)			1 032 625 673			628 923 800
D. CURRENT ASSETS						
II. Debtors						
1. Trade debtors		8 450 718			6 264 000	
Less: allowance for bad debts		3 134 000	5 316 718		3 134 000	3 130 000
3a. Cheques receivable						
3b. Overdue cheques receivable		3 900 000			3 900 000	
Less: provisions		3 900 000	-		3 900 000	-
11. Sundry debtors			3 653 819			3 438 485
			8 970 537			6 568 485
IV. Cash at bank and in hand						
1. Cash in hand			5 811 885			2 602 119
3.Current and term deposits			1 861 907 978			2 185 145 313
			1 867 719 863			2 187 747 432
Total current assets (DII+DIV)			1 876 690 380			2 194 315 917
E. PREPAYMENTS & ACCRUED INCOME						
2. Accrued income			682 213			1 124 548
			682 213			1 124 548
TOTAL ASSETS (B+C+D+E)			2 914 007 930			2 830 402 911
MEMO ACCOUNTS - DEBIT						
3 Other off-balance sheet items			400 000 000			-

LIABILITIES

	2001	2000
A. SHAREHOLDERS' EQUITY		
I. Share capital		
(200000 shares of par value GRD 10000)		
1. Paid-up capital	2 000 000 000	2 000 000 000
	2 000 000 000	2 000 000 000
III.Revaluation and reserves and capital grands		
3. Grands L.2367/95	400 000 000	400 000 000
	400 000 000	400 000 000
IV.Other reserves		
1.Legal reserves	19 453 812	20 368 364
4.Extraordinary reserves	17 111 073	17 111 073
5.Tax-free reserves under special laws	476 312 548	392 191 823
	512 877 433	429 671 260
Total Shareholders' Equity (AI+AII+AIV)	2 912 877 433	2 829 671 260
C. LIABILITIES		
II. Current liabilities		
5. Taxes and duty payable	873 316	489 451
6. Social security contributions payable	257 181	195 200
11. Sundry creditors	-	47 000
	1 130 497	731 651
Total liabilities (CII)	1 130 497	731 651
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES (A+C)	2 914 007 930	2 830 402 911
MEMO ACCOUNTS - CREDIT		
4.Other off-balance sheet items	400 000 000	0

NOTES a. The suggested appropriation of profits must be unanimously approved by the shareholders' general quorum at the Annual General Meeting.
b. Investments in participating interest have been appreciated at cost according with par. 2 & 3 of art. 42a of Codified Law 2190/1920.

PROFIT AND LOSS ACCOUNT
At December 31, 2001 (January1 - December 31, 2001)

	YEAR ENDED 2001		YEAR ENDED 2000	
I. Turnover				
Turnover (Sales)		4 353 151		-
Less: Cost of sales		-		-
Gross profit		4 353 151		-
Less:				
1. Administrative expenses		16 536 938		26 808 011
Oper. Income before investing and financing activities		- 12 183 787		- 26 808 011
Add:				
2. Income from securities	12 384 000		-	
4. Interest income and similar income	93 088 529		171 119 701	
	105 472 529		171 119 701	
Less:				
1.Provisions for the diminution in value of investments and securities	5 074 860		-	
3.Similar expenses and similar charges	5 005 182		2 637 880	
	10 080 042	95 392 487	2 637 880	168 481 821
Total operating income		83 208 700		141 673 810
II. Add: Extraordinary items				
1. Extraord. & non-operat. income	-		45 250	
2. Extraordinary income	-	-	1 895 564	1 940 814
Less:				
1. Extraord. & non-operat. Expenses	2 527	2 527	123 202	123 202
Total operating and extraordinary income		83 206 173		143 491 422
Less:				
Total depreciation of fixed assets	3 252 249		5 788 208	
Less: Depreciation taken to the operating cost	3 252 249	-	5 788 208	-
NET INCOME FOR THE YEAR BEFORE TAXES		83 206 173		143 491 422

APPROPRIATION STATEMENT

	YEAR ENDED 2001	YEAR ENDED 2000
NET INCOME FOR THE YEAR	83 206 173	143 491 422
Add Provisions for the diminution in value of investments and securities	5 074 860	-
PROFIT FOR APPROPRIATION	88 281 033	143 491 422
Appropriated to:		
1. Legal reserves	4 160 308	7 174 571
6a. Tax-free reserves	83 939 866	135 498 950
6b. Tax-free reserves from gains taxed in special ways	180 859	817 901
	88 281 033	143 491 422

Thessaloniki, 28 January 2002

The Chairman of the Board of Directors
Dimitris Goumas

The Vice President of the Board of Directors
George Lagas

The Chief Accountant
Photis Varsiopoulos

AUDITOR'S REPORT
To the shareholders of the "NATIONAL REGIONAL DEVELOPMENT COMPANY OF NORTHERN GREECE S.A."

We have audited the above financial statements as well as the related Appendix thereto of the Societe Anonyme "NATIONALREGIONAL DEVELOPMENT COMPANYOF NORTHERN GREECE S.A." for the year ended December 31, 2001. As part of our audit, we also considered the results of operation of the branch of the Company. Our audit, was conducted in accordance with the provisions of article 37 of c. Law 2190/1920 governing societe anonymes, Law 2367/1995 and the auditing procedures which we considered necessary, based on the auditing principles followed by the Institute of Certified Auditors Accountants in Greece, which comply with the Internal Standards on Auditing. The books of account and records maintained by the Company were maid available to us and we were provided with all the necessary information and other explanations that we requested for our audit. The Company has complied with the provisions of the Greek Chart of Accounts. The accounting policies of the Company are consistent with those of the previous year.
We have agreed the contents of the Directors' Report to the Annual General Meeting of Shareholders with the underlying Financial Statements. The Appendix includes all the information required by the paragraph 1 of article 43a of c.Law 2190/1920.
In our opinion, the above financial statements derive from the books and records of the Company and present, together with the Appendix after taking into account the Company's notes under the balance sheet, the financial structure and position of the Company at December 31, 2001and results of each operations for the year then ended, in accordance with the provisions of the prevailing legislation and the accounting principles, which are generally accepted in Greece and do not differ from those applied in the previous year.

Athens, 31 January 2002
The Certified Public Accountants - Auditors

Pannel Kerr Forster
International Asscociation

Ioannis Mandidis
Reg.No. ICPAG 11291
INTERNATIONAL AUDITING S.A.

ETEBA EMERGING MARKETS FUND LTD

(AMOUNTS IN THOUSAND GRD)

ASSETS		2001		2000
1. Cash in hand, balances with central banks		1		1
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand				
b. Other loans and advances	48 616	48 616	49 379	49 379
3A. Reverse Repos				
4. Loans and advances to customers				
Less: Provisions for doubtful debts				
5. Debt securities incl. fixed-income securities				
a. Issued by Government				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities				
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangilbe assets				
a. Establishment and formation expenses	4 544		4 544	
b. Goodwill				
c. Other intangible assets				
Less: Amortisation of intangilbe assets	(2 272)	2 272	(1 818)	2 726
10. Tangible assets				
Cost as at 1.1.2001				
Less: Amortisation as at 31.12.2001				
11. Subscribed capital unpaid		950 000		950 000
12. Own shares and bonds				
13. Other assets		831		569
14. Prepayments and accrued income				
TOTAL ASSETS		1 001 720		1 002 675

LIABILITIES	2001	2000
1. Amounts owed to credit institutions		
a. Repayable on demand		
b. Time and at notice		
2. Amounts owed to customers		
a. Deposits		
b. Other debts		
c. Repos		
3. Debt evidenced by certificates		
a. Debt securities in issue		
b. Other		
4. Other liabilities	206	455
5. Accruals and deferred income		
6. Provisions for liabilities and charges		
a. Provisions for staff pensions and similar obligations		
b. Provisions for taxation		
c. Other provisions		
6a. Provisions for general banking risks		
7. Subordinated liabilities		
EQUITY		
8. Paid-up capital	50 000	50 000
Due capital	950 000	950 000
9. Share premium account		
10. Reserves		
11. Fixed assets revaluation reserve		
11a. Fixed asset investment subsidy		
12. Retained earnigs	1 514	2 220
TOTAL LIABILITIES	1 001 720	1 002 675

OFF-BALANCE SHEET ITEMS

	2001	2000
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT

		2001			2000	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income	1 746	1 746		3 618	3 618	
2. Interest payable and similar charges			1 746			3 618
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions receivable						
			1 746			3 618
5. Commissions payable						
			1 746			3 618
6. Net profit on financial operations						
7. Other operating income						
			1 746			3 618
8. General administrative expenses						
a. Staff costs						
- Wages and salaries						
- Social security costs						
- Other charges						
b. Other administrative expenses						
- Taxes and duties						
- Service fees						
- Other fees to third parties	(1 696)	(1 696)	(1 696)	(1 643)	(1 643)	(1 643)
			50			1 975
9. Fixed assets depraciation		(454)			(909)	
10. Other operating charges			(454)			(909)
11+12. Provisions						
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			(404)			1 066

ETEBA ESTATE FUND LTD

(AMOUNTS IN THOUSAND GRD)

ASSETS		2001		2000
1. Cash in hand, balances with central banks		1		1
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand				
b. Other loans and advances	48 596	48 596	49 379	49 379
3A. Reverse Repos				
4. Loans and advances to customers				
Less: Provisions for doubtful debts				
5. Debt securities incl. fixed-income securities				
a. Issued by Government				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities				
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangilbe assets				
a. Establishment and formation expenses	4 544		4 544	
b. Goodwill				
c. Other intangible assets				
Less: Amortisation of intangilbe assets	(2 272)	2 272	(1 818)	2 726
10. Tangible assets				
Cost as at 1.1.2001				
Less: Amortisation as at 31.12.2001				
11. Subscribed capital unpaid		950 000		950 000
12. Own shares and bonds				
13. Other assets		831		569
14. Prepayments and accrued income				
TOTAL ASSETS		1 001 700		1 002 675

LIABILITIES	2001	2000
1. Amounts owed to credit institutions		
a. Repayable on demand		
b. Time and at notice		
2. Amounts owed to customers		
a. Deposits		
b. Other debts		
c. Repos		
3. Debt evidenced by certificates		
a. Debt securities in issue		
b. Other		
4. Other liabilities	53	635
5. Accruals and deferred income		
6. Provisions for liabilities and charges		
a. Provisions for staff pensions and similar obligations		
b. Provisions for taxation		
c. Other provisions		
6a. Provisions for general banking risks		
7. Subordinated liabilities		
EQUITY		
8. Paid-up capital	50 000	50 000
Due capital	950 000	950 000
9. Share premium account		
10. Reserves		
11. Fixed assets revaluation reserve		
11a. Fixed asset investment subsidy		
12. Retained earnigs	1 647	2 040
TOTAL LIABILITIES	1 001 700	1 002 675

OFF-BALANCE SHEET ITEMS

OFF-BALANCE SHEET ITEMS	2001	2000
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT

PROFIT AND LOSS ACCOUNT		2001			2000	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income	1 746	1 746		3 618	3 618	
2. Interest payable and similar charges			1 746			3 618
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions receivable						
			1 746			3 618
5. Commissions payable						
			1 746			3 618
6. Net profit on financial operations						
7. Other operating income						
			1 746			3 618
8. General administrative expenses						
a. Staff costs						
- Wages and salaries						
- Social security costs						
- Other charges						
b. Other administrative expenses						
- Taxes and duties						
- Service fees						
- Other fees to third parties	(1 685)	(1 685)	(1 685)	(1 510)	(1 510)	(1 510)
			61			2 108
9. Fixed assets depraciation		(454)			(909)	
10. Other operating charges			(454)			(909)
11+12. Provisions						
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			(393)			1 199

ETEBA VENTURE CAPITAL MANAGEMENT COMPANY LTD

(AMOUNTS IN THOUSAND GRD)

ASSETS		2001		2000
1. Cash in hand, balances with central banks		10		10
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand				
b. Other loans and advances	814	814	2 830	2 830
3A. Reverse Repos				
4. Loans and advances to customers				
Less: Provisions for doubtful debts				
5. Debt securities incl. fixed-income securities				
a. Issued by Govermment				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities				
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangilbe assets				
a. Establishment and formation expenses	1 461		1 461	
b. Goodwill				
c. Other intangible assets				
Less: Amortisation of intangilbe assets	(730)	731	(584)	877
10. Tangible assets				
Cost as at 1.1.2001				
Less: Amortisation as at 31.12.2001				
11. Subscribed capital unpaid				
12. Own shares and bonds				
13. Other assets		59		47
14. Prepayments and accrued income				
TOTAL ASSETS		1 614		3 764

LIABILITIES	2001	2000
1. Amounts owed to credit institutions		
a. Repayable on demand		
b. Time and at notice		
2. Amounts owed to customers		
a. Deposits		
b. Other debts		
c. Repos		
3. Debt evidenced by certificates		
a. Debt securities in issue		
b. Other		
4. Other liabilities	(25)	440
5. Accruals and deferred income		
6. Provisions for liabilities and charges		
a. Provisions for staff pensions and similar obligations		
b. Provisions for taxation		
c. Other provisions		
6a. Provisions for general banking risks		
7. Subordinated liabilities		
EQUITY		
8. Paid-up capital	6 000	6 000
Due capital		
9. Share premium account		
10. Reserves		
11. Fixed assets revaluation reserve		
11a. Fixed asset investment subsidy		
12. Retained earnigs	(4 361)	(2 676)
TOTAL LIABILITIES	1 614	3 764

OFF-BALANCE SHEET ITEMS

	2001	2000
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT

		2001			2000	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income	93	93		293	293	
2. Interest payable and similar charges			93			293
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions receivable						
			93			293
5. Commissions payable						
			93			293
6. Net profit on financial operations						
7. Other operating income						
			93			293
8. General administrative expenses						
a. Staff costs						
- Wages and salaries						
- Social security costs						
- Other charges						
b. Other administrative expenses						
- Taxes and duties						
- Service fees						
- Other fees to third parties	(1 632)	(1 632)	(1 632)	(1 730)	(1 730)	(1 730)
			(1 539)			(1 437)
9. Fixed assets depraciation		(146)			(292)	
10. Other operating charges			(146)			(292)
11+12. Provisions						
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			(1 685)			(1 729)

ETEBA BULGARIA AD

(AMOUNTS IN THOUSAND BGN)

ASSETS		2001		2000
1. Cash in hand, balances with central banks		3		1
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand	68		74	
b. Other loans and advances	846	914	967	1 041
3A. Reverse Repos				
4. Loans and advances to customers				
Less: Provisions for doubtful debts				
5. Debt securities incl. fixed-income securities				
a. Issued by Govermment				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities		41		33
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangilbe assets				
a. Establishment and formation expenses				
b. Goodwill				
c. Other intangible assets	42		41	
Less: Amortisation of intangilbe assets	(13)	29	(5)	36
10. Tangible assets				
Cost as at 1.1.2001	26		25	
Less: Amortisation as at 31.12.2001	(7)	19	(2)	23
12. Own shares and bonds				
13. Other assets		29		9
14. Prepayments and accrued income		4		7
TOTAL ASSETS		1 039		1 150

LIABILITIES	2001	2000
1. Amounts owed to credit institutions		
a. Repayable on demand		
b. Time and at notice		
2. Amounts owed to customers		
a. Deposits		
b. Other debts		
c. Repos		
3. Debt evidenced by certificates		
a. Debt securities in issue		
b. Other		
4. Other liabilities	59	63
5. Accruals and deferred income		
6. Provisions for liabilities and charges		
a. Provisions for staff pensions and similar obligations		
b. Provisions for taxation		
c. Other provisions		
6a. Provisions for general banking risks		
7. Subordinated liabilities		
EQUITY		
8. Paid-up capital	1 150	1 150
9. Share premium account		
10. Reserves		
11. Fixed assets revaluation reserve		
11a. Fixed asset investment subsidy		
12. Retained earnigs	(170)	(63)
TOTAL LIABILITIES	1 039	1 150

OFF-BALANCE SHEET ITEMS	2001	2000
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items	1 385	
TOTAL OFF-BALANCE SHEET ITEMS	1 385	

PROFIT AND LOSS ACCOUNT		2001			2000	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income	35	35		16	16	
2. Interest payable and similar charges			35			16
3. Income from securities						
a. Income from shares and other securities	1			1		
b. Income from participating interests						
c. Income from affiliated undertakings		1			1	
4. Commissions receivable		155	156		363	364
			191			380
5. Commissions payable			(1)			(1)
			190			379
6. Net profit on financial operations		(2)			7	
7. Other operating income			(2)			7
			188			386
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(87)			(84)		
- Social security costs	(15)			(16)		
- Other charges		(102)			(100)	
b. Other administrative expenses						
- Taxes and duties						
- Service fees	(135)			(187)		
- Other fees to third parties	(39)	(174)	(276)		(187)	(287)
			(88)			99
9. Fixed assets depraciation		(13)			(8)	
10. Other operating charges			(13)			(8)
11+12. Provisions			(6)			(10)
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			(107)			81

ETEBA ROMANIA SA

(AMOUNTS IN THOUSAND ROL)

ASSETS		2001		2000
1. Cash in hand, balances with central banks				
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand	2 614 187		2 347 823	
b. Other loans and advances		2 614 187		2 347 823
3A. Reverse Repos				
4. Loans and advances to customers			31 467	
Less: Provisions for doubtful debts				31 467
5. Debt securities incl. fixed-income securities				
a. Issued by Government				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities		19 350		19 350
7. Participating interests				
8. Shares in affiliated undertakings		2 918 400		915 000
9. Intangilbe assets				
a. Establishment and formation expenses			955	
b. Goodwill				
c. Other intangible assets	784 256		518 050	
Less: Amortisation of intangilbe assets	(382 457)	401 799	(129 361)	389 644
10. Tangible assets				
Cost as at 1.1.2001	2 526 221		2 050 253	
Less: Amortisation as at 31.12.2001	(1 460 061)	1 066 160	(856 147)	1 194 106
12. Own shares and bonds				
13. Other assets		461 867		1 350 947
14. Prepayments and accrued income		219 601		186 300
TOTAL ASSETS		7 701 364		6 434 637

LIABILITIES	2001	2000
1. Amounts owed to credit institutions		
a. Repayable on demand		
b. Time and at notice		
2. Amounts owed to customers		
a. Deposits		
b. Other debts		
c. Repos		
3. Debt evidenced by certificates		
a. Debt securities in issue		
b. Other		
4. Other liabilities	107 678	68 420
5. Accruals and deferred income		
6. Provisions for liabilities and charges		
a. Provisions for staff pensions and similar obligations		
b. Provisions for taxation		
c. Other provisions		
6a. Provisions for general banking risks		
7. Subordinated liabilities		
EQUITY		
8. Paid-up capital	14 558 400	8 820 000
9. Share premium account		
10. Reserves	12 920	12 920
11. Fixed assets revaluation reserve	52 149	
11a. Fixed asset investment subsidy		
12. Retained earnigs	(7 029 783)	(2 466 703)
TOTAL LIABILITIES	7 701 364	6 434 637

OFF-BALANCE SHEET ITEMS	2001	2000
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT		*2001*			*2000*	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income	85 379	85 379		199 946	199 946	
2. Interest payable and similar charges		(1 249)	84 130			199 946
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions receivable		2 974 590	2 974 590		6 953 342	6 953 342
			3 058 720			7 153 288
5. Commissions payable			(151 407)			(143 014)
			2 907 313			7 010 274
6. Net profit on financial operations		312 069			628 986	
7. Other operating income		9 279	321 348		73 458	702 444
			3 228 661			7 712 718
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(2 144 010)			(3 687 483)		
- Social security costs	(558 347)			(1 119 043)		
- Other charges	(368 673)	(3 071 030)		(683 575)	(5 490 101)	
b. Other administrative expenses						
- Taxes and duties	(125 347)			(118 152)		
- Service fees	(2 663 457)			(1 834 642)		
- Other fees to third parties	(1 049 898)	(3 838 702)	(6 909 732)	(435 607)	(2 388 401)	(7 878 502)
			(3 681 071)			(165 784)
9. Fixed assets depraciation		(882 009)			(821 333)	
10. Other operating charges			(882 009)			(821 333)
11+12. Provisions						(28 109)
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			(4 563 080)			(1 015 226)

ETEBA ADVISORY SRL

(AMOUNTS IN THOUSAND ROL)

ASSETS		2001		2000
1. Cash in hand, balances with central banks				
2. Treasury bills and other bills eligible for refinancing with central banks				
a. Treasury bills and similar securities				
3. Loans and advances to credit institutions				
a. Repayable on demand	371 962		384 112	
b. Other loans and advances		371 962		384 112
3A. Reverse Repos				
4. Loans and advances to customers			11 111	
Less: Provisions for doubtful debts				11 111
5. Debt securities incl. fixed-income securities				
a. Issued by Government				
b1. Corporate Bonds				
b2. Issued by other borrowers				
6. Shares and other variable-yield securities				
7. Participating interests				
8. Shares in affiliated undertakings				
9. Intangilbe assets				
a. Establishment and formation expenses				
b. Goodwill				
c. Other intangible assets	10 272		10 272	
Less: Amortisation of intangilbe assets	(5 992)	4 280	(2 568)	7 704
10. Tangible assets				
Cost as at 1.1.2001	296 454		316 945	
Less: Amortisation as at 31.12.2001	(106 405)	190 049	(48 219)	268 726
12. Own shares and bonds				
13. Other assets		148 250		85 962
14. Prepayments and accrued income		84 797		
TOTAL ASSETS		799 338		757 615

LIABILITIES	2001	2000
1. Amounts owed to credit institutions		
a. Repayable on demand		
b. Time and at notice		
2. Amounts owed to customers		
a. Deposits		
b. Other debts		
c. Repos		
3. Debt evidenced by certificates		
a. Debt securities in issue		
b. Other		
4. Other liabilities	112 280	13 442
5. Accruals and deferred income		
6. Provisions for liabilities and charges		
a. Provisions for staff pensions and similar obligations		
b. Provisions for taxation		
c. Other provisions		
6a. Provisions for general banking risks		
7. Subordinated liabilities		
EQUITY		
8. Paid-up capital	2 918 400	915 000
9. Share premium account		
10. Reserves	69 313	69 313
11. Fixed assets revaluation reserve		
11a. Fixed asset investment subsidy		
12. Retained earnigs	(2 300 655)	(240 140)
TOTAL LIABILITIES	799 338	757 615

OFF-BALANCE SHEET ITEMS	2001	2000
1. Contingent liabilities		
2. Commitments arising out for sale and repurchase agreements		
3. Other off-balance sheet items		
TOTAL OFF-BALANCE SHEET ITEMS		

PROFIT AND LOSS ACCOUNT		2001			2000	
1. Interest receivable and similar income						
- Interest income from fixed-yield securities						
- Other interest and similar income	117 818	117 818		22 333	22 333	
2. Interest payable and similar charges			117 818			22 333
3. Income from securities						
a. Income from shares and other securities						
b. Income from participating interests						
c. Income from affiliated undertakings						
4. Commissions receivable		318 321	318 321		430 415	430 415
			436 139			452 748
5. Commissions payable			(6 487)			(5 581)
			429 652			447 167
6. Net profit on financial operations		11 492			57 877	
7. Other operating income		826	12 318		682	58 559
			441 970			505 726
8. General administrative expenses						
a. Staff costs						
- Wages and salaries	(1 574 694)			(489 724)		
- Social security costs	(157 231)			(42 718)		
- Other charges	(79 126)	(1 811 051)		(49 707)	(582 149)	
b. Other administrative expenses						
- Taxes and duties	(4 905)			(3 322)		
- Service fees	(564 827)			(61 659)		
- Other fees to third parties	(39 695)	(609 427)	(2 420 478)	(47 949)	(112 930)	(695 079)
			(1 978 508)			(189 353)
9. Fixed assets depreciation		(82 007)			(50 787)	
10. Other operating charges			(82 007)			(50 787)
11+12. Provisions						
15. Extraordinary income						
16. Extraordinary charges						
17. Extraordinary profit						
18. Profit before tax			(2 060 515)			(240 140)

13.4 Appendices

APPENDIX
TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001
OF NATIONAL BANK OF GREECE S.A.
<u>(In accordance with the provisions of Law 2190/1920, as currently in force)</u>

In accordance with the provision of Law 2190/1920 and especially the provision of Articles 43α 29, as well as the provisions and articles which they refer to we provide the following information concerning the Bank's financial position as at 31.12.2001.

I) INFORMATION REGARDING THE LEGAL PREPARATION AND STRUCTURE OF THE FINANCIAL STATEMENTS

<u>a) Article 42α par. 3:</u> Departure from the relevant provisions for the preparation of the annual Financial Statements which was considered necessary for the presentation of the true and fair position as required by the provision of par. 2 of this article.

None.

<u>b) Article 42β par. 1:</u> Departure from the principle of consistency of structure and presentation of the Balance Sheet and of the Profit and Loss account.

Since the year 1994, the structure and presentation of the Balance Sheet is in accordance with the Chart of Accounts for Banks.

<u>c) Article 42β par. 2:</u> Recording of element in a special account that is related to more than one obligatory accounts.

There has been no such situation.

<u>d) Article 42β par. 3:</u> Adaptation of the structure and the titles of the accounts with Arabic numbering whenever it is required by the special nature of the business.

There has been no such situation.

<u>e) Article 42β par. 4:</u> Condensation of Balance Sheet Accounts that correspond to Arabic numbers, as required by this provision.

None.

<u>f) Article 42β par. 5:</u> Adjustments of prior year balances in order to be uniform and comparable with the corresponding balances of the current period.

a. Reclassified the following 2000 balance sheet amounts so as to be comparable to the relevant year 2001 amounts:

1. Asset item 3b: Other loans and advances to credit institutions.

   Reduced by GRD. 2 896 million and increased asset item 5b1:Corporate Bonds by the same amount.

2. Asset item 4: Loans and advances to customers.

   Increased by GRD. 30 433 million through increase in Liability item 2a: Deposits by GRD. 11 964 million and Liability item 4 Other liabilities by GRD. 18 469 million

3. Asset item 5a: Debt securities issued by Government.

   Increased by GRD. 83 698 million with equivalent reduction of asset item 14: Prepayments and accrued income.

4. Asset item 5b1: Corporate bonds.

   Increased by GRD. 953 million with equivalent increase in Liability item 4: Other liabilities.

b. In the Profit and Loss Account and in the year 200 column, the following reclassifications were made so as the year 2000 items were comparable to the year 2001 items

1. Item 1: Interest income from fixed income securities.

   Reduced by GRD. 92 484 million with an equivalent increase of item 6: Net profit on financial operations

2. Item 1: Other interest and similar income.

   Increased by GRD. 12 003 million with a corresponding reduction in item 4: Commissions receivable.

3. Item 4: Commissions receivable.

   Increased by GRD. 7 349 million with a corresponding reduction in item 7: Other operating income.

II) INFORMATION REGARDING THE VALUATION OF ASSETS

a) Article 43α par. 1-α: Assets valuation methods and calculation of depreciation and provisions for impairment.

a) Domestic land and buildings purchased up to 31.12.1999 are stated at valuations, which have arisen from the revaluation based on the Provisions of Law 2065/1992.

The remaining land and buildings acquired during the years 2000 and 2001 are carried at acquisition cost (historical cost).

The method of calculating depreciation has not changed during 2001 compared to the previous year, regarding the percentage of the annual depreciation which is constant and calculated over the value of the asset, as it emerged on 31/12 of the year (initial cost of acquisition + improvements - any diminutions).

Depreciation on "Buildings – Improvements on third party property" has been calculated based on the term of the lease in accordance with relevant legislation.

In addition, during the current year, there has been no depreciation on the unused assets.

If all assets were depreciated, the profit and loss for the year would have been charged with an additional GRD 650 million.

The remaining tangible fixed assets (furniture, motor vehicles etc.) are carried at acquisition cost.

The depreciation of furniture-equipment, cars and other motor vehicles was calculated at 31/12/2001, on the basis of their acquisition cost and from the month from which they came into operation.

Tangible fixed assets of branches abroad were depreciated in accordance with the standards applied in the countries in which they reside.

b) Investments and securities held are carried at acquisition cost, in accordance with the Article 43 par. 6 of Law 2190/1920 which was lower than their market value at 31.12.2001.

On 18.12.2001, 424 170 shares of Alpha Bank were revalued because they were sold and repurchased on the same day. The loss thus arising amounting to GRD. 3 868 was netted off against reserves from profits on sale of shares.

It is noted that the value of the shares and securities which are not traded on the Stock Exchange, amounts to GRD 304 641 million.

c) The results of each year are affected by the expenses of the year and the income earned during the year. Specifically it is stated that:

c1) Interest on performing and fixed term loans up to December 31, are recorded in the profit and loss account of the year.

c2) Interest and commissions for discounted notes are accounted on the date of the discount.

c3) For the accrual of the interest incurred in the above cases, the limitations imposed by the provisions of Law 2076/1992 (Article 27) are taken into consideration.

c4) The Bank implements Article 12 of Law 2601/78 and the circular 13350/24.4.98 of the Ministry of National Economy regarding interest on interest accruals.

c5) In the case of non-performing loans, interest is accrued and recorded as income of the year, only if this is paid.

c6) Commissions from letters of guarantee are accrued every 3 months from the date of their issuance.

b) Article 42ε par. 14: Analysis of account "Provisions for liabilities and charges"

a) Provisions for employee pensions and similar obligations:

Domestic network	GRD 122 million
Network abroad	GRD 400 million

b) Provisions for taxes other than income tax:

Domestic network	GRD 1.261 million
Network abroad	GRD 54 million

c) Other provisions:

Domestic network	GRD 2.501 million
Network abroad	GRD 832 million

c) Article 43α par. 1-α: Translation of assets and liabilities denominated in foreign currencies (FX) into drachmas and accounting treatment of exchange differences.

a) The incorporation of branches abroad into the Bank's Balance Sheet was made after Balance Sheets compiled by branches abroad, were translated into drachmas on the basis of the official rates of exchange ruling on the Balance sheet date by reference to the E.C.B. official rates of exchange.

b) The profit and loss accounts were incorporated as required by the Article 1 par. 2.3.3 of the PD 384/31.12.92.

c) The advances and amounts owed by the Bank in foreign currencies were translated into drachmas on the basis of the official rates of exchange ruling on the Balance sheet date by reference to the E.C.B. official rates of exchange. The resultant differences are recorded in the profit and loss of the year.

d) Article 43 par. 9: analysis and explanation of the revaluation of fixed assets which took place during the year in accordance with special laws and details of the movement of the account "revaluations differences".

The last fixed assets revaluation took place in 2000 in accordance with the provisions of L. 2065/92.

There was no fixed asset revaluation during the year.

III) INFORMATION REGARDING CERTAIN POSITIONS IN THE BALANCE SHEET

Article 129 L.2190/1920 and par. 4.1.502 of Article 1 of the P.D. 384/31.12.92

ASSETS

POSITION 2

Treasury bills and other bills eligible for refinancing with the central Bank.

a) There are no subordinated bills.

b) There are no amounts due from affiliated and associated companies.

POSITION 3

Due from financial institutions.

a) There are no subordinated assets. Deposits held in banks of the Group amount to GRD 171.665 million.

b) Loans to financial institutions amount to GRD 114 428 million and are analysed as follows:

c) Maturity analysis

Up to 3 months	GRD 1 704 million
3 months to 1 year	GRD --- million
Over 1 year	GRD 112 724 million
Total	GRD 114 428 million

d) Other amounts due (except for the above loans) amount to GRD 2 496 467 million and can be characterised as maturing within 1 year. The most significant are:

1	Amounts due from the Bank of Greece for subsidies of loan interest and Bank bonds	GRD	1 251 million
2	Foreign correspondents	GRD	379 957 million
3	Deposits in domestic financial institutions	GRD	237 662 million
4	Deposits in foreign financial institutions	GRD	1 874 882 million
5	Cheques for collection	GRD	2 539 million

POSITION 4

Loans and advances to customers

a) There are no subordinated assets.

b) Loans to affiliated companies amounted to GRD 41 330 million while those to associated companies amount to GRD 29 053 million.

c) Loans to customers (except for the consumer credit cards and the loans to staff and pensioners which amount to GRD 571 959 million) total GRD 4 954 678 million and are analysed as follows:

Maturity Analysis

Up to 3 months	GRD 645 902 million
3 months to1 year	GRD 1 399 961 million
Over 1 year	GRD 2 908 815 million
Total	GRD 4 954 678 million

d) Amounts due from customers in the form of a short-term cash advance are included under other assets.

POSITION 5

Debt securities including fixed – income securities

As per the attached table A1

Debt and other fixed income securities that fall due within the following year amount to GRD 589 044 million.

POSITION 6

Shares and other variable – yield securities

POSITION 7

Participating interests

As per the attached table A1

POSITION 8

Shares in affiliated companies

The difference between cost and highest market value on the date of the balance sheet of long term investments amounts to GRD 178 758 million.

POSITION 9

Intangible assets

Intangible assets amount to GRD 34 140 million and consist of:

	31.12.2001	31.12.2000	Difference
	(GRD million)		
DOMESTIC BRANCHES			
Research expenses	156	156	0
Establishment and formation expenses	778	778	0
Assignment of rights of property	5	25	-20
Capital increase expenses and issue of debenture loan	0	9	-9
Damages paid to individuals for rent termination	107	107	0
Software expenses	33 097	25 014	+8 083
Difference from issue and payment of NMB's debenture loan	954	979	-25
Reorganisation expenses	6 951	4 850	+2 101
Mortgage Bank goodwill	13 168	13 168	0
Cost of acquiring intangible assets	687	600	+87
Fixed assets acquisition prepayments	222	0	+222
Less: Amortisation of intangible assets	-35 848	-23 294	-12 554
VAT on capitalised assets	12 079	7 953	+4 126
TOTAL DOMESTIC BRANCHES	32 356	30 345	+2 011
BRANCHES ABROAD			
Formation expenses	529	456	+73
Other	2 328	1 129	+1 199
Less: Amortisation of formation and other expenses	-1 073	-597	-476
TOTAL BRANCHES ABROAD	1 784	988	+796
GRAND TOTAL	34 140	31 333	+2 807

POSITION 10

Tangible fixed assets

- Tangible fixed assets amount to GRD 120 330 million and are analysed as follows:

(GRD million)

DOMESTIC	31.12.2001		31.12.2000		Difference
Land		56 851		57 524	-673
Buildings	85 222		79 082		
Less: Depreciation	-62 590	22 632	-59 264	19 818	+2 814
Furniture & electronic equipment	81 419		69 369		
Less: depreciation	-54 168	27 251	-45 170	24 199	+3 052
Equipment	1 893		1 819		
Less: depreciation	-1 167	726	-1 031	788	-62
Motor vehicles	1 327		1 219		
Less: depreciation	-864	463	-751	468	-5
Fixed assets under construction		7 950		3 600	+4 350
Total domestic		**115 873**		**106 397**	**+9 476**
FOREIGN					
Land		1 012		992	+20
Buildings	4 003		3 911		
Less: depreciation	-1 906	2 097	-1 774	2 137	-40
Furniture & electronic equipment	2 611		3 516		
Less: depreciation	-1 290	1 321	-1 168	2 348	-1 027
Equipment	73		218		
Less: depreciation	-46	27	-151	67	-40
Total foreign		**4 457**		**5 544**	**-1 087**
Total fixed assets		**120 330**		**111 941**	**+8 389**

Explanations for the movement of the above balances are provided in Table **B1**

POSITION 11

Subscribed capital unpaid

None

POSITION 12

Own shares and bonds

On 31.12.2001 the Bank held 34 270 of its own shares at a total value of GRD 473 million, which were acquired with the intention of hedging futures contracts on the Stock Exchange index FTSE ASE-20.

POSITION 13

Other assets

Other assets amount to GRD 673 278 million. This amount includes the amounts below:

1	Assets acquired through auctions	GRD	34 541 million
2	Payroll clearance	GRD	3 757 million
3	Advances	GRD	869 million
4	Greek State prepaid and withheld taxes	GRD	61 205 million
5	Amounts due from leases	GRD	3 138 million
6	Interest receivable from IRO	GRD	3 820 million
7	Property Division receivables	GRD	1 237 million
8	Ethnocard advances	GRD	1 605 million
9	Advances for medical care	GRD	948 million
10	Bounced cheques drawn by NBG customers	GRD	5 313 million
11	Purchase of securities on customers' behalf	GRD	4 470 million
12	Greek State for amounts due from differences of interest	GRD	4956 million
13	Amounts due from card transactions	GRD	907 million
14	Outstanding from card transactions through DIAS	GRD	256 million
15	Branches receivables	GRD	1 762 million
16	Interbranch balances	GRD	115 375 million
17	Suspense accounts	GRD	400 000 million
18	Branches abroad receivables	GRD	2 322 million

Balances of item 17 relate to short-term cash advances settled on 3 January 2002.

LIABILITIES

POSITION 1

Amounts owed to credit institutions

a) The amounts owed to credit institutions of the Group amount to GRD 45 806 million.

b) The total amounts owed to credit institutions on 31.12.2001 amounted to GRD 1 065 395 million and can be analysed as:

Current (maturing up to 3 months)	GRD 48 750 million.
Time (from 3 months to 1 year)	GRD 1 016 645 million.

POSITION 2

Amounts owed to customers

The total amounts owed to customers amount to GRD 13 811 946 million, of which deposits amount to GRD 11 688 095 million analysed as follows:

Maturity analysis

Up to 3 months	GRD 10 340 965 million
3 months to 1 year	GRD 1 323 338 million
Over 1 year	GRD 23 792 million
Total	GRD 11 688 095 million

POSITION 3

Debts evidenced by certificates

The amount of GRD 18 176 million is analysed as follows:

	(GRD million)
BONDS	
Former NMB Debenture loan GBP	518
Bonds payable	43
Dividends payable	22
	583
B. OTHER CERTIFICATES	
Bank bonds former NMB	**17 593**
Balance	**18 176**

During the current year, the convertible bond issued by the bank, amounting to GRD 20 434 844 025 on 31/12/2000 and held by the Greek State following the 8 August 1996 agreement, was repaid. Said agreement, validated by L.2441/11.11.96, was published in the Official Gazette of the Government number 256/15.11.96 issue A' and was amended by L.2515/1997. The Bank through the 13.12.2000 purchase agreement between DEKA and NBG acquired these bonds. The purchase agreement was validated by article 11 of L.2892/9.3.2001. On 15.11.2001 the bonds were converted to shares in accordance with L.2441/96. On 28.12.2001 6 461 100 shares were cancelled through a share capital reduction of GRD 9 907 million and a share premium account reduction of GRD 75 917 million. The decision to cancel these shares was validated by the repeat General Meeting of the shareholders of NBG held on 26.11.2001, which was approved by the decision of Deputy Minister of Development number K2 17801/28.12.2001.

POSITION 4

Other liabilities

Other liabilities amount to GRD 475 862 million, and include the following amounts:

1	Taxes & duties payable	GRD	79 820 million
2	Amounts owed to social security organisations	GRD	2 128 million
3	Dividends payable	GRD	88 865 million
4	Greek State-other amounts owed	GRD	6 336 million
5	Greek State-obligations arising from collections on its behalf	GRD	2 312 million
6	Obligations arising from assets acquired through auctions	GRD	280 million
7	Obligations arising from collections on behalf of public companies	GRD	77 156 million
8	Auctions proceeds through letters of guarantee or clearance advances	GRD	24 388 million
9	Staff benefits	GRD	8 060 million
10	Creditors for settlement	GRD	2 447 million
11	Amounts owed by former NMB to the European Re-development Fund	GRD	27 347 million
12	Advances from real estate and machines sales	GRD	229 million

13	Amounts arising from SWAP borrowings	GRD	1 636 million
14	OEK L 1641/86 Loans	GRD	28 595 million
15	Liabilities account for settlement	GRD	976 million
16	Amounts owed to other financial institutions	GRD	162 million
17	Collections on behalf of third parties	GRD	69 779 million
18	Suppliers	GRD	5 487 million
19	Amounts owed related to prior years	GRD	4 555 million
20	Obligations from uncollected credit card instalments	GRD	29 245 million
21	Guarantees received for safe deposit boxes rentals	GRD	318 million
22	Property division payables	GRD	523 million
23	Branches obligations in foreign currencies	GRD	9 985 million
24	Other	GRD	1 341 million
25	Branches abroad	GRD	3 892 million

POSITION 7

Subordinated liabilities

NBG FINANCE PLC, a subsidiary of the Bank, based on an agreement of 24.6.1997 has issued to NBG a subordinated loan of USD 198 352 000 maturing June 2007 callable 5 years from issuance. The balance is recorded in the London Branch's books, amounts to GRD 76 104 million and bears interest as at 31.12.2001, 2,5%.

OFF-BALANCE SHEET ITEMS

a) Article 117 par.4: Repos of paragraph 2 of this article.

a) The repos of Article 117 par. 2 are not monitored in the off-balance sheet items.

b) The amounts paid by the customers for the above repos amount to GRD 2 001 318 million and are presented under loans and advances to customers.

c) Reverse Repos are presented under position 3a of the Balance Sheet and amount to GRD 678 322 million.

b) Article 117 par. 3: Reverse Repos of paragraph 3 of this article.

The reverse repos of Article 117 par. 3 are not monitored in the off-balance sheet items.

IV) INFORMATION CONCERNING THE PROFIT AND LOSS ACCOUNT
***Article 129** par.4 L. 2190/1920 and par. 4.1.504*
***Article 1** of P.D. 384/31.12.92*

PROFIT AND LOSS ACCOUNT

POSITION 7

Other operating income: Amount of GRD 5 355 million analysed as follows:

-Income from the provision of services to third parties	GRD	634 million
-Rental income from land and buildings	GRD	1 895 million
-Rental income from assets acquired through auctions and sub-leases	GRD	88 million
-Safe deposit boxes rental income and custody fees	GRD	507 million
-Subsidies for expenses	GRD	860 million

-Other	GRD	1 371 million

Of the rentals collected from leased real estate:

- 76% relate to leased real estate in the area of Attica
- 8% relate to leased real estate in the area of Northern Greece
- 4% relate to leased real estate in the area of Peloponnisos
- 2,5% relate to leased real estate in the area of Crete
- 9,5% relate to leased real estate in the other areas of Greece

POSITION 10

Other operating charges

- Amount to GRD 3 965 million and are analysed as follows:

-Stamp tax on rentals	80 million
-Grants, Donations	704 million
-Subsidies	3 181 million

POSITION 15

Extraordinary income: Amounts to GRD 10 337 million and is analysed as follows:

-Cashier's surplus	92 million
-Refund of prepaid tax and duties except income tax	47 million
-Legal expenses adjudicated	9 million
-Interest and commission income relating to prior years	8 532 million
-Collection of amounts written-off	1 million
-Income from provisions relating to prior periods	903 million
-Other extraordinary income	753 million

POSITION 16

Extraordinary charges:

Amount to GRD 4 644 million and are analysed as follows:

-Interest and commission expenses relating to prior years	1 913 million
-Provisions for general banking and extraordinary risks	519 million
-Depreciation of machinery and other machinery located off site	1 million
-Theft - fraud - cashiers' deficits	109 million
-Tax and duties, tax penalties and surcharges relating to prior years (except income tax)	39 million
-Staff and third party fees relating to prior year	1 662 million
-Other extraordinary charges	22 million
-Other expenses and third party fees relating to prior years	171 million

-Change of foreign branches expenses relating to prior years 208 million

V) INFORMATION REGARDING THE STAFF

Article 43α par. 1-ι : Average staff employed during the year, categories and cost by category.

a) Wages and salaries of staff amounted to GRD 133 648 million

b) Social security contributions for pensions amounted to GRD 49 837 million

c) Other staff costs GRD 20 156 million

d) According to the Personnel Division the change in personnel during 2001 was as follows:

	Accountants Cashiers	Staff with graduate degrees	Messengers Cleaning staff Technicians	Security Workers	TOTAL
Opening balance 1.1.2001	8 388	5 912	1 441	20	**15 761**
New hires during 2001	35	148	4	9	**196**
Hires according to L. 2643/98	3	---	3	---	**6**
Departures during the year	(435)	(264)	(68)	(2)	**(769)**
Closing balance 1.1.2002	**7 991**	**5 796**	**1 380**	**27**	**15 194**

VI) INFORMATION REGARDING SPECIFIC MATTERS

***Article 129** par. 3δ, 7ζ,η,στ L. 2190/1920 and par. 4.1.505*

***Article 1** του P.D. 384/31.12.92*

a) Article 129 par. 3δ: Assets given as a guarantee on own or third parties obligations

Securities held as collateral by the Bank of Greece, Derivatives Clearing House and other banks in order to increase liquidity and margin accounts amounting to GRD 430 179 million.

Commitments of former NMB to Bankers Trust amounting to GRD 146 million.

Paid-up guarantee to the US government amounting to GRD 387 million.

b) Article 129 par. 7η: Total amount of assets and liabilities denominated in foreign currency after being translated into drachmas.

Value of assets of domestic branches GRD 14 836 billion.

Value of liabilities of domestic branches GRD 14 836 billion

Value of off balance sheet items GRD 13 913 billion.

c) Article 129 par. 7η: Forward transactions outstanding at the Balance Sheet date.

They are analysed as follows:

Purchases of Interest Rate Futures	GRD	1 704 million
Sales of Interest Rate Futures	GRD	1 435 589 million
Purchases of Index Futures	GRD	1 329 million
Sales of Index Futures	GRD	32 million
Purchases of Call Options on currencies	GRD	16 901 million
Purchases of Put Options on currencies	GRD	16 728 million
Sales of Call Options on currencies	GRD	12 498 million
Sales of Put Options on currencies	GRD	12 509 million
Purchases of Call Options on interest rates (CAP)	GRD	3 866 million
Sales of Call Options on interest rates (CAP)	GRD	7 733 million
Purchases of Call Options on Index	GRD	664 million
Purchases of Put Options on Index	GRD	988 million
Sales of Call Options on Index	GRD	381 million
Sales of Put Options on Index	GRD	546 million
Interest Rate Swaps	GRD	1 165 215 million

d) Article 129 par. 7στ: The fact that the Bank provides to third parties management and representation services provided that these services represent a significant proportion of the total activities of the Bank.
These services do not represent a significant proportion of the total activities of the Bank.

VII) OTHER INFORMATION

The following additional information is provided:

1) Asset item 13 Other Assets and Liability item 4 Other Liabilities.

Were reduced respectively by:

a) GRD 186 082 million relating to special loans and respectively special deposits.

b) GRD 327 529 million relating to consortium loans.

c) Total GRD 2 737 580 million relating respectively to amounts due and owed from SWAPS.

The above amounts are not shown in the Balance Sheet but Assets and Liabilities are reduced equally instead.

2) Liability item 2a Amounts owed to customers -deposits. They were reduced by GRD 5 556 million with an equal reduction of Asset item 13 Other Assets. It concerns a difference of special loans less special deposits (191 638 – 186 082 = 5 556).

The difference is shown in the account 53.10.00.00.00

3) Liability item 5 Accruals and deferred income

The debit and credit foreign exchange differences amounted to GRD 40 146 million and GRD 39 418 million respectively.

VIII) APPROVAL AND AUDIT OF THE APPENDIX

The Appendix was approved by the Bank's Board of Directors during the meeting No. 1193/26.2.2002

Athens, 26 February 2002

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE CHIEF ACCOUNTANT
THEODOROS VAS. KARATZAS	THEODOROS NIK. PANTALAKIS	ANTHIMOS KON. THOMOPOULOS	IOANNIS NIK. LONGAKIS

It is certified that the above Appendix consisting of thirteen (13) pages and two (2) tables, is the same mentioned in the Auditors' Report dated 26 February 2002.

Athens, 26 February 2002
CERTIFIED PUBLIC ACCOUNTANTS - AUDITORS

GEORG. J. MOSKOFIDIS RN SOEL 11381	VASS. D. PAPAGEORGAKOPOULOS RN SOEL 11681	NICOLAOS C. SOFIANOS RN SOEL 12231
	SOL S.A.	DELOITTE & TOUCHE S.A.

TABLE A1

5. DEBT SECURITIES INCLUDING FIXED INCOME SECURITIES

In GRD million	31.12.2001	31.12.2000	Movement 2001/2000	
Issued by Government	4 409 713	4 297 340	+112 373	+2,6%
Company Bonds *	650 135	254 665	+395 470	+155,3%
Other Issuers	85 168	42 992	+42 176	+98,1%
Total	5 145 016	4 594 997	+550 019	+12,0%

* **Includes subordinated debt issued by subsidiaries** Saba GRD 2 897 million and NBG (Cyprus) LTD GRD 686 million.

6. SHARES AND OTHER VARIABLE YIELD SECURITIES

In GRD million	31.12.2001	31.12.2000	Movement 2001/2000	
Dividends due	----	6	-6	----
Mutual Fund units Local	50 907	16 605	+34 302	+206,6%
Mutual Fund units abroad	10 320	0	+10 320	----
Equity securities listed on the stock exchange	68 454	71 402	-2 948	-4,1%
Non-listed equity securities issued by companies in Greece	2 529	2 149	+380	+17,7%
Non-listed equity securities issued by companies outside Greece	4 091	220	+3 871	+1 759,6%
Variable yield securities	51 773	46 265	+5 508	+11,9%
Held by branches abroad	7	6	+1	+16,7%
Total	188 081	136 653	+51 428	+37,6%

7. PARTICIPATING INTRERESTS

In GRD million	31.12.2001	31.12.2000	Movement 2001/2000	
Listed equity securities issued by companies in Greece	74 209	68 922	+5 287	+7,7%
Non-listed equity securities issued by companies in Greece	26 450	29 809	-3 359	-11,3%
Participations in companies in Greece	297	297	----	----
Held by branches abroad	20	23	-3	-13,0%
Total	100 976	99 051	+1 925	+1,9%

8. SHARES IN AFFILIATED UNDERTAKINGS

In GRD million	31.12.2001		31.12.2000		Movement 2001/2000	
Listed shares in GRD	379 247		355 256			
Non listed shares in GRD	45 364		41 277			
Less Instalments due	-10 250	414 361	-10 500	386 033	+28 328	+7,3%
Shares in foreign currency		154 207		150 835	+3 372	+2,2%
Total		568 568		536 868	+31 700	+5,9%

TABLE B1

TABLE OF MOVEMENTS OF
FIXED ASSETS AND INTANGIBLE ASSETS

...ounts in GRD million

	ACQUISITION COST 31.12.2000	ADDITIONS AND IMPROVEMENTS IN 2001	REDUCTIONS IN 2001	TRANSFERS IN 2001	TOTALS 31.12.2001	DEPRECIATION AS AT 31.12.2000	DEPRECIATION 2001	REDUCTIONS 2001	TRANSFERS 2001	TOTAL DEPRECIATION AS AT 31.12.2001	NET BOOK VALUE 31.12.2001
...d	58 515	1 080	-1 128	-604	57 863	------	------	------	------	------	57 863
...ings	82 993	6 160	-218	290	89 225	61 039	3 910	-110	-343	64 496	24 729
...niture, computers and other ...ipment	72 885	13 990	-2 287	-559	84 029	46 338	11 024	-1 186	-719	55 457	28 572
...er tangible assets	3 256	239	-65	-138	3 292	1 933	298	-31	-124	2 076	1 216
...ngible assets	55 301	15 834	------	4	71 139	23 968	12 704	------	327	36 999	34 140
	272 950	37 303	-3 698	-1 007	305 548	133 278	27 936	-1 327	-859	159 028	146 520

APPENDIX

TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001

OF NATIONAL BANK OF GREECE S.A.

In accordance with the provisions of articles 130 and 107, other provisions they refer to and other relevant provisions of Company Law 2190/1920.

A. INFORMATION REGARDING THE LEGAL PREPARATION AND STRUCTURE OF THE CONSOLIDATED FINANCIAL STATEMENTS

1. Article 100 par. 5 *Departure from the relevant provisions of articles 101 to 107 for the preparation of the annual Consolidated Financial Statements which was considered necessary for the presentation of the true and fair position as required by Par.3 of Article 100.*

- There has been no departure.

2. Article 101 par. 1 and 42β par.1 *Departure from the principle of consistency of structure and presentation of the Consolidated Balance Sheet and of the Consolidated Profit and Loss account.-*

Structure and appearance are in accordance with the Chart of Accounts for Banks.

3. Article 101 par. 1 and 42β par. 2 *Recording of element in a special account that is related to more than one obligatory account.*

- None.

4. Article 101 par. 1. and 42β par.3. Adaptation of the structure and titles of accounts of Consolidated Balance Sheet which have Arabic numbering, when required by the special nature of Group companies.

- None.

5. Article 101 par. 1. and 42β par.4. *Condensation of consolidated Balance Sheet Accounts that correspond to Arabic numbers, as required by this provision.*

- None.

6. Article 101 par. 1 and 42β par.5. *Adjustments of prior year balances in order to become uniform and comparable with the corresponding balances of the current year.*

- The adjustments of prior year balances in order for them to become uniform and comparable with the corresponding balances of the current year are as follows (GRD thousand):

Balance Sheet accounts	
Increased:	
-Due from financial institutions (repayable on demand)	
(position 3a in Assets)	1.927.236
-Loans and advances to customers (position 4 in Assets)	30.433.220
-Debt securities issued by other borrowers (position 5b in Assets)	159.902.799
-Tangible assets / Buildings (position 10b of Assets)	3.600
-Other assets (position 13 in Assets)	50.667
-Amounts owed to Credit Institutions (position 1 in Liabilities)	8.011
-Amounts owed to customers –Deposits (position 2a in Liabilities)	11.964.292

-Amounts owed to customers –Other (position 2b in Liabilities)	755
-Other Liabilities (position 4 in Liabilities)	19.391.931
-Accruals and Deferred Income (position 5 in Liabilities)	30.313

<u>There was a decrease in:</u>

-Cash in hand, balances with central banks (position 1 in Assets)	233.997
- Due from financial institutions – other (position 3b in Assets)	4.176.701
-Reverse Repos (position 3A in Assets)	285.886
-Debt securities (position 5a in Assets)	72.354.673
-Shares and other variable yield securities (position 6 in Assets)	127.027
-Tangible assets / Land (position 10a of Assets)	3.600
-Prepayments and accrued income (position 14 of Assets)	83.749.120
-Amounts owed to Credit Institutions (time and at notice) (position 1b in Liabilities)	8.784

In the Off-Balance Sheet accounts

<u>There was an increase in:</u>

Other off balance sheet items	
Commitments from bilateral contracts (position 3b)	19.961.374

<u>There was a decrease in:</u>

-Contingent Liabilities	
From Guarantees and Assets pledged as collateral (position 1b)	19.961.374

In the Profit and Loss Account

<u>There was an increase in:</u>

-Interest receivable and similar income (position 1)	12.110.373
-Other interest and similar income	96.294.655
-Wages and salaries (position 8a)	159.471
-Other charges	5.451
-Other Administrative Expenses (position 8b)	3.716.851
Other fees to third parties	3.728.525
-Provisions (position 11,12)	453.198
-Extraordinary income (position 15)	900.262
-Extraordinary charges (position 16)	465.006

<u>There was a decrease in:</u>

-Interest receivable and similar income (position 1)	96.430.719
-Interest income from fixed income securities (position 1a)	2.575
-Commissions receivable (position 4)	1.917.387
-Commissions payable (position 5)	654.714
-Other operating income (position 7)	10.269.976
-Staff costs (position 8a)	4.786
-Other administrative expenses –Taxes and duties (position 8b)	24.000
-Other operating charges (position 10)	7.156.201
-Extraordinary Profit (position 17)	982

B. INFORMATION REGARDING COMPANIES INCLUDED IN THE CONSOLIDATION OR EXEMPTED FROM CONSOLIDATION

<u>1. Article 107 par. 1β.</u> *Companies included in the consolidation of 31/12/2001.*

- See attached table No. 1.

2. Article 107 par. 1γ. *Subsidiary or sub-subsidiary companies that were excluded from the full consolidation in accordance with the provisions of articles 97 or 98 (different activities) of L. 2190/20.*

- See attached table No. 2.

3. Article 104 par. 9. *Change in companies consolidated, compared to the prior year.*

From the companies included in the consolidation 31.12.2000, «Greek Shipowners Investments Co SA» was absorbed by «National Investment Bank for Industrial Development S.A.», while «Worthington Limited Partnership» is not consolidated due to its liquidation in 2001.

It must also be noted that the company «NBG INTERNATIONAL JERSEY LTD» is consolidated for the first time in 2001

4. Article 107 par.1δ. *Affiliates of the companies included in the full consolidation.*

- See attached table No. 3.

C. INFORMATION REGARDING ASSOCIATED COMPANIES WHERE COMPANIES OF THE GROUP HOLD A PARTICIPATING INTEREST OF MORE THAN 10%.

Article 107 par. 1ε. *Companies whose shares are held, at a percentage of more than 10% by companies included in or exempted from consolidation, in accordance with article 98 (due to different activities).*

- See attached table No. 4.

D. INFORMATION AND ANALYSIS REGARDING CERTAIN BALANCES OF THE CONSOLIDATED FINANCIAL STATEMENTS.

1. Article 103 par. 4. *Analysis of "Consolidation Differences" distinguishing between initial differences, changes thereafter and the year end amounts of the current year.*

- See attached table No. 5.

2. Article 103 par. 4, last quotation. *Any adjustments in the value of the elements of the consolidated balance sheet, due to their direct recording under "Netting-off differences".*

- None.

3. Article 106 par. 2. *Presentation in the consolidated balance sheet of participating interests in affiliates and companies exempted from the consolidation.*

- The equity method of consolidation is used to account for participating interests in affiliates. These participations are carried in the consolidated balance sheet at acquisition cost as at 31.12.2001. Their value was not increased proportionally with the positive changes in the affiliates' equity, which occurred during the period between the 1st consolidation (after 01.01.1994) and 31.12.2000 (the affiliates' balance sheets 31.12.2001 were not available at the time the consolidated balance sheet was drafted), since these positive changes do not offset the negative difference arising from the comparison between the proportion of the affiliates' equity at 31.12.2000 and the corresponding acquisition cost at 31.12.2001. These participations are shown in the Consolidated Balance Sheet of 31.12.2001 at their acquisition cost, «by virtue of the provisions of article 43 par. 6» of L. 2190/1920.

The differences between acquisition cost at 31.12.2001 of the participations in affiliates and the value of the equity at 31.12.2000, relating to these participations, are shown in the attached table No. 3.

4. Article 42ε par. 8 (and 130 par. 4). *Fixed assets movement during the current year.*

-The fixed assets movement is shown in the attached table No. 6.

5. Article 107 par. 1στ (and 129 par. 3α). *Analysis of term liabilities (GRD billion)*

a) The total amount owed to credit institutions by the Group amounted to GRD 1.131.256 million and can be analyzed as follows:

- up to one year	1.128.799
- from one year to five years	1.202
- over five years	1.255
Total	1.131.256

b) The total amount owed to customers by the Group amounted to GRD 15.269.898 million and can be analyzed as follows :

- up to one year	15.103.926
- from one year to five years	165.972
- over five years	-
Total	15.269.898

6. Article 107 par. 1ζ *Financial commitments of the consolidated companies, not shown in the consolidated balance sheet.*

- There are no such cases.

7. Article 107 par. 1η *Turnover analysis by category and geographical concerntration of activities in GRD million.*

See the attached table No. 7.

8. Article 107 par. 1ιδ *Information provided to shareholders, partners and third parties in order to achieve suffivient degree of information provision.*

a. Subordinated Liabilities (GRD 69.982.696 thousand)

NBG FINANCE, NBG's subsidiary, issued in 1997 a Debenture Loan of USD 200.000.000, guaranteed by the parent Bank. The relevant amount is shown in position 7 of Liabilities and represents the above Debenture Loan reduced by GRD 7.346.250 thousand, being the elimination of the intercompany balances.

b. Mandatory Convertible Bond L. 2441/96

The Debenture Loan of GRD 20.434.844 thousand that appeared in the 2000 financial statements represented the final tranche of the loan issued in accordance with L. 2441/96. The last tranche was converted on 15 November 2001 into shares of parent company which were then cancelled.

E. INFORMATION REGARDING VALUATION METHODS

Article 107 par. 1a. *For assets included in the consolidated balance sheet, the methods applied in their valuation, the methods of calculating depreciation and provisions and the foreign currency translation into drachmas of the financial statements prepared in foreign currencies.*

- In the valuation of the assets of domestic subsidiaries, the relevant provisions of L.2190/20 are applied. Details are mentioned in their individual appendices. Specifically for the consolidated Balance Sheet, all securities and bonds of the consolidated companies were valued at the 'ower of cost and market value on an aggregate basis, which resulted in all securities and bonds being carried at cost. In particular, the securities devaluation provision of the consolidated company «NATIONAL INVESTMENT COMPANY S.A.», amounting to GRD 72.585.812 thousand, was accounted for directly in equity, thus applying the relevant provisions of the recently passed law on «the development of enterpreneurship». From the above amount, GRD 24.020.823 thousand was charged against consolidated equity and GRD 48.564.989 thousand was charged against minority interests.

- Foreign subsidiaries were included in the Bank's consolidated financial statements, using the fixing rate of foreign currencies at the end of the year.

F. INFORMATION REGARDING ANY DEPARTURES FROM THE VALUATION AND CONSOLIDATION PROVISIONS

1. Article 43 par. 2 (in conjunction with article 105 par. 1)

Departures from the valuation principles of article 43 and their effects on the structure, the financial position and the profit and loss of the consolidated financial statements.

- None.

2. Article 104 par. 2. *Departures from the principle of the standard application of the consolidation methods.*

- None.

3. Article 104 par. 4 Permitted from this paragraph d*epartures from the principle of eliminating intercompany profits or losses, when the relevant transactions took place at arms length and the elimination involves disproportional expenses.*

- None.

4. Article 104 par. 7 *Permitted departures that may exist between the dates of the consolidated and the annual financial statements.*

- None.

5. Article 104 par. 7 *Significant events, which occurred during the period between the publishing of the annual financial statements of the subsidiaries and the publishing of the consolidated financial statements and were not taken into consideration during consolidation.*

- None.

G. OTHER INFORMATION

1. Article 107 par. 1Θ. *Average personnel employed by the consolidated companies during the current year, analyzed by category, and total staff costs and social security contributions paid.*

- The staff's wages and salaries that was employed by the consolidated companies, during the year 2001, amounted to GRD 166,8 billion approximately.

- The social security contributions for pensions amounted to GRD 54,4 billion approximately.

- Other staff costs amounted to GRD 24,7 billion approximately.

- In the year 2001, the average number of employees was 21.332 people.

2. Article 107 par. 1k and 1l. *Tax charges likely to arise from potential departures from the valuation method provided by article 43 or from the application of article 105 par. 4.*

- Such tax charges are unlikely to arise.

Athens 26, February 2002

THE GOVERNOR AND CHAIRMAN	THE DEPUTY GOVERNOR	THE CHIEF FINANCIAL OFFICER	THE GROUP CHIEF ACCOUNTANT
THEODOROS V. KARATZAS	THEODOROS N. PANTALAKIS	ANTHIMOS C. THOMOPOULOS	IOANNIS POL. KYRIAKOPOULOS

This consolidated appendix, which consists of 6 pages and 7 tables, is the same one that is mentioned in our Auditors' Report dated 26, February 2002 and concerns the consolidated financial statements of the Group of the NATIONAL BANK OF GREECE S.A. at 31.12.2001.

Athens, February 26, 2002

CERTIFIED PUBLIC ACCOUNTANTS - AUDITORS

GEORGIOS J. MOSKOFIDIS	VASSILIOS D. PAPAGEORGAKOPOULOS	NICOLAOS C. SOFIANOS
	SOL S.A.	DELOITTE & TOUCHE S.A.

Attached: 7 tables

TABLE No 1

SUBSIDIARY COMPANIES INCLUDED IN THE CONSOLIDATION OF 31.12.2001
(Article 107 par. 1β)

GRD thousands

			BALANCE SHEET at 31.12.2001			
S/N	CONSOLIDATED SUBSIDIARY NAME	HEADQUARTERS	TOTAL EQUITY	PROFIT OR (LOSS) BEFORE TAX	CONSOLIDATED SUBSIDIARY NAME THAT OWNS THE SHARES	PARTICIPATING INTEREST %
1	NATIONAL INVESTMENT BANK FOR INDUSTRIAL DEVELOPMENT S.A. (ETEBA)	ATHENS	53 315 914	16 381 458	NATIONAL BANK OF GREECE S.A.	74.69
					NATIONAL INVESTMENT COMPANY S.A.	0.01
2	NATIONAL INVESTMENT COMPANY S.A.	ATHENS	75 234 140	263 282	NATIONAL BANK OF GREECE S.A.	23.27
					NATIONAL INVESTMENT BANK FOR INDUSTRIAL DEVELOPMENT S.A. (ETEBA)	13.15
3	NATIONAL SECURITIES COMPANY S.A.	ATHENS	7 515 810	1 006 516	NATIONAL BANK OF GREECE S.A.	51.00
					NATIONAL INVESTMENT BANK FOR INDUSTRIAL DEVELOPMENT S.A. (ETEBA)	49.00
4	ETHNIKI KEFALAIOU MANAGEMENT OF ASSETS AND LIABILITIES S.A.	ATHENS	80 605 112	(7 444 970)	NATIONAL BANK OF GREECE S.A.	100.00
5	DIETHNIKI MUTUAL FUNDS MANAGEMENT S.A.	ATHENS	2 780 051	1 542 121	NATIONAL BANK OF GREECE S.A.	34.50
					NATIONAL INVESTMENT BANK FOR INDUSTRIAL DEVELOPMENT S.A. (ETEBA)	46.50
					ETHNIKI KEFALAIOU MANAGEMENT OF ASSETS AND LIABILITIES S.A.	17.10
					NBG BANCASSURANCE INSURANCE BROKERS S.A.	1.90
6	NATIONAL MANAGEMENT & ORGANIZATION CO. S.A.	ATHENS	3 515 192	597 614	NATIONAL BANK OF GREECE S.A.	100.00
7	ETHNIKI LEASING S.A.	ATHENS	9 832 706	1 077 280	NATIONAL BANK OF GREECE S.A.	93.33
					ETHNIKI KEFALAIOU MANAGEMENT OF ASSETS AND LIABILITIES S.A.	6.67
8	NATIONAL MUTUAL FUNDS MANAGEMENT S.A.	ATHENS	404 262	8 308	NATIONAL BANK OF GREECE S.A.	50.00
					NATIONAL INVESTMENT BANK FOR INDUSTRIAL DEVELOPMENT S.A. (ETEBA)	50.00
9	ETHNIKI VENTURE CAPITAL CO S.A.	ATHENS	280 809	160 072	NBG INTERNATIONAL	100.00
10	NATIONAL REGIONAL DEVELOPMENT CO OF NORTHERN GREECE S.A. V.C.	THESSALONIKI	2 912 877	83 206	NATIONAL INVESTMENT BANK FOR INDUSTRIAL DEVELOPMENT S.A. (ETEBA)	65.00
11	N.B.G. BALKAN FUND L.T.D	CYPRUS	5 047 886	(65 510)	NATIONAL BANK OF GREECE S.A.	60.00
					NATIONAL INVESTMENT BANK FOR INDUSTRIAL DEVELOPMENT S.A. (ETEBA)	40.00
12	N.B.G GREEK FUND L.T.D	CYPRUS	14 378 873	(301 297)	NATIONAL BANK OF GREECE S.A.	86.67
					NATIONAL INVESTMENT BANK FOR INDUSTRIAL DEVELOPMENT S.A. (ETEBA)	13.33
13	ETEBA Emerging Markets Fund L.T.D	CYPRUS	1 001 514	(404)	NATIONAL INVESTMENT BANK FOR INDUSTRIAL DEVELOPMENT S.A. (ETEBA)	100.00
14	ETEBA Estate Fund L.T.D	CYPRUS	1 001 647	(393)	NATIONAL INVESTMENT BANK FOR INDUSTRIAL DEVELOPMENT S.A. (ETEBA)	100.00
15	ETEBA Venture Capital Management Company	CYPRUS	1 639	(1 685)	NATIONAL INVESTMENT BANK FOR INDUSTRIAL DEVELOPMENT S.A. (ETEBA)	100.00
16	NBG BANCASSURANCE INSURANCE BROKERS S.A.	ATHENS	357 823	569 846	NATIONAL BANK OF GREECE S.A.	99.70
					ETHNIKI KEFALAIOU MANAGEMENT OF ASSETS AND LIABILITIES S.A.	0.30
17	ATLANTIC BANK OF NEW YORK	NEW YORK U.S.A.	66 295 265	10 316 841	NATIONAL BANK OF GREECE S.A.	100.00
18	BANQUE NATIONALE DE GRECE (FRANCE)	PARIS FRANCE	8 393 013	(805 192)	NATIONAL BANK OF GREECE S.A.	100.00

TABLE No 1

SUBSIDIARY COMPANIES INCLUDED IN THE CONSOLIDATION OF 31.12.2001
(Article 107 par. 1β)

GRD thousands

			BALANCE SHEET at 31.12.2001			
S/N	CONSOLIDATED SUBSIDIARY NAME	HEADQUARTERS	TOTAL EQUITY	PROFIT OR (LOSS) BEFORE TAX	CONSOLIDATED SUBSIDIARY NAME THAT OWNS THE SHARES	PARTICIPATING INTEREST %
19	NATIONAL BANK OF GREECE (CANADA)	MONTREAL CANADA	9 017 760	1 165 284	NATIONAL BANK OF GREECE S.A.	100.00
20	THE SOUTH AFRICAN BANK OF ATHENS LTD	JOHANNESBURG SOUTH AFRICA	1 002 563	(199 742)	NATIONAL BANK OF GREECE S.A.	80.70
					ETHNIKI KEFALAIOU MANAGEMENT OF ASSETS AND LIABILITIES S.A.	18.08
21	NATIONAL BANK OF GREECE (CYPRUS) LTD	NICOSIA	16 260 051	2 497 079	NATIONAL BANK OF GREECE S.A.	100.00
22	NATIONAL SECURITIES CO (CYPRUS) LTD	CYPRUS	337 171	(180 141)	NATIONAL BANK OF GREECE (CYPRUS) LTD	60.00
					NATIONAL SECURITIES COMPANY S.A.	40.00
23	NBG MANAGEMENT SERVICES LTD	CYPRUS	412 550	170 124	NATIONAL BANK OF GREECE S.A.	100.00
24	STOPANSKA BANKA A.D. - SKOPJE	SKOPJE	14 264 739	(7 413 908)	NATIONAL BANK OF GREECE S.A.	69.17
25	UNITED BULGARIAN BANK A.D.	BULGARIA	43 622 582	6 274 366	NATIONAL BANK OF GREECE S.A.	89.91
26	N.B.G. INTERNATIONAL LONDON	LONDON	6 659 885	1 709 070	NATIONAL BANK OF GREECE S.A.	51.00
					NATIONAL INVESTMENT BANK FOR INDUSTRIAL DEVELOPMENT S.A. (ETEBA)	49.00
27	NBG I NTERNATIONAL INC	NEW YORK U.S.A.	699 827	(279 157)	NBG INTERNATIONAL LONDON	100.00
28	NBG INTERNATIONAL PRIVATE EQUITY LIMITED	LONDON	55 998	0	NBG INTERNATIONAL LONDON NBG I GP	100.00
29	N.B.G FINANCE P.L.C LONDON	LONDON	41 371	19 332	NATIONAL BANK OF GREECE S.A.	100.00
30	INTERLEASE AD	BULGARIA	(236 702)	78 434	NATIONAL BANK OF GREECE S.A.	65.20
					NATIONAL INVESTMENT BANK FOR INDUSTRIAL DEVELOPMENT S.A. (ETEBA)	11.60
31	ETEBA Bulgaria A.D	BULGARIA	171 574	(18 733)	NATIONAL INVESTMENT BANK FOR INDUSTRIAL DEVELOPMENT S.A. (ETEBA)	92.00
					NATIONAL SECURITIES COMPANY S.A.	8.00
32	ETEBA Romania	ROMANIA	93 023	(55 898)	NATIONAL INVESTMENT BANK FOR INDUSTRIAL DEVELOPMENT S.A. (ETEBA)	100.00
33	ETEBA ADVISORY SRL	ROMANIA	8 416	(25 241)	ETEBA ROMANIA	100.00
34	N.B.G.I JERSEY LIMITED		(2 320)	(2 320)	N.B.G. INTERNATIONAL LONDON	100.00
	TOTAL		**425 283 021**	**27 125 642**		

SUBSIDIARY COMPANIES WHICH WERE EXCLUDED FROM THE CONSOLIDATION OF 31.12.2001
(Article 107 par. 1γ)

GRD thousands

			BALANCE SHEET at 31.12.00							
S/N	NON CONSOLIDATED SUBSIDIARIES	HEADQUARTERS	TOTAL EQUITY	PROFIT OF (LOSS) BEFORE TAX	CONSOLIDATED COMPANY NAME THAT OWNS THE SHARES	PARTIC. INTEREST %	REASON OF EXCLUSION FROM THE CONSOLIDATION	PROPORTION OF EQUITY IN THE PARTIC. (3x6)	ACQUISITION COST OF PARTIC. AT 31.12.2001	DIFFERENCE (8-9)
	1	2	3	4	5	6	7	8	9	10
1	GREEK HOTELS AND TOURIST COMPANIES OF GREECE	ATHENS	685 429	(16 350)	NATIONAL BANK OF GREECE S.A.	100.00	DIFFERENT LINE OF BUSINESS	685 429	1 004 406	(318 977)
2	ETHNIKI HELLENIC GENERAL INSURANCE S.A.	ATHENS	54 561 416	6 281 105	NATIONAL BANK OF GREECE S.A.	73.36	DIFFERENT LINE OF BUSINESS	40 026 255	78 126 586	(38 100 331)
					NATIONAL SECURITIES COMPANY S.A.	0.00	DIFFERENT LINE OF BUSINESS	0	2 000	(2 000)
					NATIONAL INVESTMENT BANK FOR INDUSTRIAL DEVELOP. S.A.	0.18	DIFFERENT LINE OF BUSINESS	98 211	217 608	(119 397)
3	ERMIONI S.A.	ATHENS	651 281	(13 939)	NATIONAL BANK OF GREECE S.A.	99.90	DIFFERENT LINE OF BUSINESS	650 630	629 410	21 220
4	GRAND HOTEL-SUMMER PALACE S.A.	ATHENS	2 234 527	206 711	NATIONAL BANK OF GREECE S.A.	100.00	DIFFERENT LINE OF BUSINESS	2 234 527	1 969 838	264 689
5	ETHNODATA S.A.	ATHENS	2 456 586	291 900	NATIONAL BANK OF GREECE S.A.	98.41	DIFFERENT LINE OF BUSINESS	2 417 526	2 065 670	351 856
					NATIONAL MANAGEMENT & ORGANIZATION CO S.A.	1.59	DIFFERENT LINE OF BUSINESS	39 060	33 330	5 730
6	OLYMPIAS TOURISM HOTELS	ATHENS	511	0	NATIONAL INVESTMENT BANK FOR INDUSTRIAL DEVELOP. S.A.	100.00	DIFFERENT LINE OF BUSINESS	511	1 200 680	(1 200 169
7	NATIONAL REAL ESTATE (ex PAEGAE Warehouses)	ATHENS	115 369 120	3 821 535	NATIONAL BANK OF GREECE S.A.	71.18	DIFFERENT LINE OF BUSINESS	82 119 740	121 171 465	(39 051 725
					NATIONAL INVESTMENT BANK FOR INDUSTRIAL DEVELOP. S.A.	0.09	DIFFERENT LINE OF BUSINESS	103 832	209 336	(105 504
8	ASTIR Vouliagmenis	ATHENS	46 095 618	2 289 413	NATIONAL BANK OF GREECE S.A.	76.04	DIFFERENT LINE OF BUSINESS	35 051 108	65 225 433	(30 174 325
9	ASTIR Alexandroupolis	ATHENS	1 532 834	80 327	NATIONAL BANK OF GREECE S.A.	100.00	DIFFERENT LINE OF BUSINESS	1 532 834	1 361 640	171 19[illegible]
10	KADMOS S.A.	ATHENS	556 808	(8 604)	NATIONAL BANK OF GREECE S.A.	98.17	DIFFERENT LINE OF BUSINESS	546 618	573 986	(27 368
11	NBG TRAINING CENTER	ATHENS	174 811	103 574	NATIONAL BANK OF GREECE S.A.	98.00	DIFFERENT LINE OF BUSINESS	171 315	39 200	132 11[illegible]
					ETHNIKI KEFALAIOU	2.00	DIFFERENT LINE OF BUSINESS	3 496	800	2 69[illegible]
12	AUDATEX HELLAS	ATHENS	372 367	(27 633)	ETHNIKI HELLENIC GENERAL INSURANCE S.A.	80.00	DIFFERENT LINE OF BUSINESS	297 894	320 000	(22 106
13	NATIONAL ARTS COMPANY S.A.	ATHENS	Newly est.		NATIONAL BANK OF GREECE S.A.	100.00	DIFFERENT LINE OF BUSINESS			[illegible]
					ETHNIKI KEFALAIOU	0.00	DIFFERENT LINE OF BUSINESS	0		[illegible]
14	DATAPLAN S.A.	ATHENS	Newly est.		ETHNODATA	100.00	DIFFERENT LINE OF BUSINESS			
15	ETHNOPLAN	ATHENS	Newly est.		ETHNODATA	60.00	DIFFERENT LINE OF BUSINESS			
16	IVEN S.A.	ATHENS	Newly est.		NBG GREEK FUND	66.66	DIFFERENT LINE OF BUSINESS			
17	DIONYSOS S.A.	ATHENS	283 284	(13 754)	NATIONAL REAL ESTATE (ex PAEGAE Warehouses)	99.83	DIFFERENT LINE OF BUSINESS	282 802	11 184 916	(10 902 114

SUBSIDIARY COMPANIES WHICH WERE EXCLUDED FROM THE CONSOLIDATION OF 31.12.2001
(Article 107 par. 1γ)

			BALANCE SHEET at 31.12.01							
S/N	NON CONSOLIDATED SUBSIDIARIES	HEADQUARTERS	TOTAL EQUITY	PROFIT OF (LOSS) BEFORE TAX	CONSOLIDATED COMPANY NAME THAT OWNS THE SHARES	PARTIC. INTEREST %	REASON OF EXCLUSION FROM THE CONSOLIDATION	PROPORTION OF EQUITY IN THE PARTIC. (3x6)	ACQUISITION COST OF PARTIC. AT 31.12.2001	DIFFERENCE (8-9)
	1	2	3	4	5	6	7	8	9	10
18	ETHNIKI REAL ESTATE & TOURIST COMPANY S.A.	ATHENS	5 200 433	51 877	GREEK HOTELS AND TOURIST COMPANIES OF GREECE	100.00	DIFFERENT LINE OF BUSINESS	5 200 433	415 015 169	(409 814 736)
19	EKTENEPOL CONSTRUCTION COMPANY	ATHENS	2 605 932	461 696	NATIONAL REAL ESTATE (ex PAEGAE Warehouses)	100.00	DIFFERENT LINE OF BUSINESS	2 605 932	15 446 657	(12 840 725)
20	MORTGAGE TOURIST PROTYPOS S.A.	ATHENS	9 230 829	(2 001 784)	NATIONAL REAL ESTATE (ex.PAEGAE Warehouses)	100.00	DIFFERENT LINE OF BUSINESS	9 230 829	24 322 981	(15 092 152)
21	ETHNIKI HOTEL TOURIST & REAL ESTATE INVESTMENTS S.A.	ATHENS	Newly est.		NATIONAL BANK OF GREECE S.A.	99.95	DIFFERENT LINE OF BUSINESS			0
					NATIONAL REAL ESTATE (ex PAEGAE Warehouses)	0.05	DIFFERENT LINE OF BUSINESS			
22	HELLENIC TOURIST CONSTRUCTIONS S.A.	ATHENS	8 669 554	148	NATIONAL REAL ESTATE (ex PAEGAE Warehouses)	77.76	DIFFERENT LINE OF BUSINESS	6 741 445	6 771 000	(29 555)
23	NBG GP Ltd	LONDON			NBG INTERN.	100.00	DIFFERENT LINE OF BUSINESS	0		0
24	NBGI FOUNDER PARTNER LTD	LONDON			NBG GP.	100.00	DIFFERENT LINE OF BUSINESS	0		0
25	BROKERS SB AD	SKOPJE	67 796	0	STOPANSKA BANKA AD	100.00	DIFFERENT LINE OF BUSINESS	67 796	67 796	0
26	STOBA STOPANSKA BANKA DOOEL	SKOPJE	1 023	(2 376)	STOPANSKA BANKA AD	100.00	DIFFERENT LINE OF BUSINESS	1 023	1 392	(369)
27	MILLENIUM CENTER PLC	SOFIA	2 275 988	0	UBB	75.00	DIFFERENT LINE OF BUSINESS	1 706 991	3 364 611	(1 657 620)
28	E-FORMATION SA (SKOPJE)	SKOPJE	Newly est.		ETHNODATA	60.00	DIFFERENT LINE OF BUSINESS			0
29	E-FORMATION (SOFIA)	SOFIA	Newly est.		ETHNODATA	60.00	DIFFERENT LINE OF BUSINESS			0
30	ETHNIKI GENERAL INSURANCE (CYPRUS)	NICOSIA	Newly est.		NATIONAL SECURITIES CYPRUS	100.00	DIFFERENT LINE OF BUSINESS			0
31	NATIONAL SECURITIES CYPRUS	NICOSIA	Newly est.		ETHNIKI HELLENIC GENERAL INSURANCE S.A.	86.68	DIFFERENT LINE OF BUSINESS			0
					NATIONAL BANK OF GREECE (CYPRUS)	0.08	DIFFERENT LINE OF BUSINESS			0
							TOTAL	**191 816 236**	**750 325 910**	**(558 509 674)**

*** In the case, where the proportion of equity is negative, as a negative difference, only the acquisition cost of the participation was taken into consideration.**

AFFILIATES OF THE COMPANIES INCLUDED IN THE CONSOLIDATION AT 31.12.2001
(Article 107 par. 1δ and 106 par.2)

GRD thousands

			AFFILIATE'S BALANCE SHEET At 31.12.2000						
S/N	AFFILIATES	HEADQUARTERS	TOTAL EQUITY	PROFIT OF (LOSS) BEFORE TAX	CONSOLIDATED COMPANY NAME THAT OWNS THE SHARES	PARTIC. INTEREST %	PROPORTION OF EQUITY IN THE PARTICIPATION (3x6)	ACQUISITION COST OF THE PARTICIPATION AT 31.12.01	DIFFERENCE (7-8)
	1	2	3	4	5	6	7	8	9
1	SIEMENS S.A.	THESSALONIKI	7 769 670	5 599 942	NATIONAL BANK OF GREECE S.A.	30.000	2 330 901	3 197 301	(866 400)
2	A.G.E.T HERACLES	LYKOVRISI	65 284 994	12 397 535	NATIONAL BANK OF GREECE S.A.	26.960	17 600 834	76 331 530	(58 730 696)
					NATIONAL INVESTMENT BANK FOR INDUSTRIAL DEVELOPMENT S.A.	0.0600	39 171	278 936	(239 765)
3	LARKO METALOURGICAL COMPANY S.A.	ATHENS	31 725 944	8 006 262	NATIONAL BANK OF GREECE S.A.	20.940	6 643 413	851 242	5 792 171
					NATIONAL INVESTMENT BANK FOR INDUSTRIAL DEVELOPMENT S.A.	15.490	4 914 349	629 706	4 284 643
4	BANKING INFORMATION SYSTEMS (TEIRESIAS) S.A.	ATHENS	884 246	631 383	NATIONAL BANK OF GREECE S.A.	38.988	344 750	116 964	227 786
					NATIONAL INVESTMENT BANK FOR INDUSTRIAL DEVELOPMENT S.A..	0.0350	309	1 041	(732)
5	EVIOP TEMPO S.A.	VASILIKO	6 983 977	1 244 404	NATIONAL INVESTMENT BANK FOR INDUSTRIAL DEVELOPMENT S.A.	28.280	1 975 069	970 440	1 004 629
6	HELLENIC COUNTRYSITES	ATHENS	927 631	(11 998)	NATIONAL INVESTMENT BANK FOR INDUSTRIAL DEVELOPMENT S.A.	20.230	187 660	115 918	71 742
7	HELLENIC SPINNING MILLS OF PELLA	THESSALONIKI	1 437 347	208 874	NATIONAL INVESTMENT BANK FOR INDUSTRIAL DEVELOPMENT S.A.	20.885	300 190	269 417	30 773
8	ELSA S.A.	ATHENS	5 353 667	368 145	NATIONAL INVESTMENT BANK FOR INDUSTRIAL DEVELOPMENT S.A.	18.700	1 001 136	376 243	624 893
9	MEVIOR S.A.	THESSALONIKI	888 709	94 767	NATIONAL INVESTMENT BANK FOR INDUSTRIAL DEVELOPMENT S.A.	21.290	189 206	101 054	88 152
10	FIN TRUST S.A.	ATHENS	903 358	40 096	NBG GREEK FUND	30.680	277 150	800 000	(522 850)
11	PHOSPHATE FERTILISERS INDUSTRIES S.A.	ATHENS	30 961 575	(10 788 827)	NATIONAL BANK OF GREECE S.A.	24.230	7 501 990	13 683 694	(6 181 704)
12	PLANET S.A.	ATHENS	2 252 941	451 951	NATIONAL BANK OF GREECE S.A.	25.000	563 235	1 049 692	(486 457)
13	SOCIAL SECURITIES FUND MANAGEMENT	ATHENS	Newly est.		NATIONAL BANK OF GREECE S.A.	40.000	0		0
14	"YES" GREEK LEASING GROUP	ATHENS	Newly est.		NATIONAL BANK OF GREECE S.A.	49.000	0		0
15	EVERTGI S.A.	ATHENS	Newly est.		N.B.G GREEK FUND	30.100	0		0
16	AGRIS S.A.	THESSALONIKI	1 383 452	174 625	N.B.G GREEK FUND	26.000	359 698	715 000	(355 302)
17	DOVERIE BRICO AD	BULGARIA			NBG BALKAN FUND	31.090			
18	INFORM LYKOS	BULGARIA	Newly est.		NBG BALKAN FUND	25.000			
						TOTAL	**44 229 060**	**98 773 178**	**(54 903 816)**

COMPANIES OWNED BY COMPANIES OF THE GROUP OF NBG THAT ARE INCLUDED IN THE CONSOLIDATION OR ARE EXCLUDED (Article 98) AT A PERCENTAGE MORE THAN 10%
(Article 107 par. 1ε)

GRD thousands

			BALANCE SHEET at 31.12.2000		
S/N	NAME	HEADQUARTERS	TOTAL EQUITY	PROFIT (LOSS) BEFORE TAX	PARTICIPATING INTEREST %
1	CENTRAL SHARE REGISTRY S.A.	ATHENS	23 151 257	17 560 937	15.67
2	"DIAS" INTERBANK SYSTEMS S.A.	ATHENS	9 083 526	1 071 903	12.36
3	THESSALONIKI TRADING CENTER S.A.	THESSALONIKI	1 950 950	420 446	14.17
4	CAPITAL MARKET SYSTEMS DEVELOPMENT AND SUPPORT S.A.	ATHENS	884 773	511 601	11.97
5	"KEM" METALLIZATION CENTER S.A.	ATHENS	4 919 449	393 731	10.77
6	OTENET S.A.	ATHENS	3 685 417	302 947	10.00
7	GENERAL CABLES	ATHENS	5 554 961	(517)	12.62
8	SPRAY PACK S.A.	ATHENS	627 562	(104 812)	16.28
9	ATHENS DERIVATIVES EXCHANGE S.A.	ATHENS	3 289 789	270 436	13.00
10	BARRING HELLENIC FINANCING INVESTMENTS S.A.	ATHENS	1 444 708	5 333 060	17.78
11	DERIVATIVES CLEARING HOUSE S.A.	ATHENS	8 315 458	441 740	10.75
12	ACTION PLAN S.A.	ATHENS	(411 448)	(936 448)	15.02
13	FTEROTOS HERMES S.A. COURIER SERVICES	ATHENS	(1 035 094)	(1 319 853)	15.02
14	EUROPE A.E.G.A	ATHENS	2 091 285	460 503	30.00
15	COSMOONE HELLAS MARKET SITE	ATHENS	Newly est.		15.00
16	CLAY STAR	CYPRUS	Newly est.		10.00
17	THETA S.A	CYPRUS	Newly est.		12.35

ANALYSIS OF "CONSOLIDATION DIFFERENCES" AT 31.12.2001
(Article 103 par. 4)

GRD thousands

S/N	CONSOLIDATED SUBSIDIARY COMPANIES	GOODWILL ON CONSOLIDATION AT 31.12.2000	CHANGES DURING 2000	GOODWILL ON CONSOLIDATION AT 31.12.2001
1	NATIONAL INVESTMENT BANK FOR INDUSTRIAL DEVELOPMENT S.A.	(40 127 681)	(23 321 364)	(63 449 045)
2	NATIONAL INVESTMENT COMPANY S.A.	(3 594 879)	5 274 244	1 679 365
3	NATIONAL SECURITIES COMPANY S.A.	(52 550)	86 272	33 722
4	ETHNIKI KEFALAIOU MANAGEMENT OF ASSETS AND LIABILITIES S.A.	(1 622 013)	(235)	(1 622 248)
5	DIETHNIKI MUTUAL FUNDS MANAGEMENT S.A.	(2 989 048)	129 412	(2 859 636)
6	NATIONAL MANAGEMENT & ORGANIZATION CO. S.A. ETHNOKARTA	(781 021)	60 298	(720 723)
7	ETHNIKI LEASING S.A.	(509 096)	911	(508 185)
8	NATIONAL MUTUAL FUNDS MANAGEMENT S.A.	1 126	86	1 212
9	ETHNIKI BUSINESS RESEARCH & CONSULTANCY S.A.	(1 937)	1 831	(106)
10	NATIONAL REGIONAL DEVELOPMENT CO. of Northern GreeceS.A. V.C.	35 372	28 134	63 506
11	NBG BALKAN FUND LTD	6 416	6 139	12 555
12	NBG GREEK FUND LTD	118 224	(81 848)	36 376
13	ETEBA EMERGING MARKETS FUND LTD	99	71	170
14	ETEBA ESTATE FUND LTD	105	78	183
15	ETEBA VENTURE CAPITAL MANAGEMENT CO	(103)	(206)	(309)
16	NBG BANCASSURANCE S.A. INSURANCE BROKERS S.A.	(2 604)	2 225	(379)
17	ATLANTIC BANK OF NEW YORK	(84 989)	(26 600)	(111 589)
18	WORTHINGTON	0	0	0
19	BANQUE NATIONALE DE GRECE (FRANCE)	(1 201 534)	0	(1 201 534)
20	NATIONAL BANK OF GREECE (CANADA)	(304 081)	(49 581)	(353 662)
21	THE SOUTH AFRICAN BANK OF ATHENS LTD	(2 071 440)	(702 451)	(2 773 891)
22	NATIONAL BANK OF GREECE (CYPRUS) LTD	(25 986)	24	(25 962)
23	NATIONAL SECURITIES CO (CYPRUS) LTD	92 657	7 000	99 657
24	NBG MANAGEMENT SERVICES LTD	40	(40)	0
25	STOPANSKA BANKA AD	(7 053 107)	887 610	(6 165 497)
26	UNITED BULGARIAN BANK SOFIA AD (UBB)	(33 861 026)	(2 687 850)	(36 548 876)
27	NBG INTERNATIONAL LIMITED	47 314	68 025	115 339
28	NBG INTERNATIONAL Inc	(1 561 197)	(89 827)	(1 651 024)
29	NBG I PRIVATE EQUITY LIMITED	0	0	0
30	NBG FINANCE PLC	5 213	1 199	6 412
31	INTERLEASE AD SOFIA	54 035	(25 339)	28 696
32	ETEBA BULGARIA AD	(2 690)	(707)	(3 397)
33	ETEBA ROMANIA SA	(28 491)	(22 113)	(50 604)
34	ETEBA ADVISORY SRL	0	(1 289)	(1 289)
35	GREEK SHIPOWNERS INVESTMENT CO S.A.	103 559	(103 559)	0
36	NBG INTERNATIONAL JERSEY LIMITED	0	0	0
37	NATIONAL BANK OF GREECE S.A.			
	TOTAL	**(95 411 313)**	**(20 559 450)**	**(115 970 763)**

FIXED ASSET MOVEMENT DURING 2001
(Articles 42ε par. 8 and 130 par. 4)

GRD thousands

Type of asset	ACQUISITION COST			DEPRECIATION			Net Book Value at 31.12.01
	At 31.12.00	Changes during 2001	At 31.12.01	Accumulated at 31.12.00	Changes during 2001	Accumulated at 31.12.01	
Intangible assets	65 603 273	20 330 807	85 934 080	27 759 558	15 848 101	43 607 659	42 326 421
Land	73 298 363	(1 426 785)	71 871 578	0	0	0	71 871 578
Buildings	119 038 263	14 278 982	133 317 245	72 040 847	3 622 661	75 663 508	57 653 737
Furniture Electronic and other Equipment	109 303 253	18 421 670	127 724 923	66 938 448	10 765 295	77 703 743	50 021 180
Other tangible assets	51 147 389	8 635 716	59 783 105	24 943 127	614 979	25 558 106	34 224 999
Fixed assets under construction and advances	10 548 048	2 804 053	13 352 101	0	0	0	13 352 101
TOTAL	**428 938 589**	**63 044 443**	**491 983 032**	**191 681 980**	**30 851 036**	**222 533 016**	**269 450 016**

TABLE No 7

TURNOVER ANALYSIS BY CATEGORIES OF ACTIVITIES
(Article 107 par.1η)

GRD million

	DOMESTIC	BALKAN	W. EUROPE	N. AMERICA	CYPRUS	OTHER GEOGRAPHICAL REGIONS	TOTAL
Interest receivable and similar income	862 949	27 728	169 809	57 879	16 640	2 032	**1 137 037**
Income from securities	12 377	28	0	1 177	4	0	**13 586**
Commissions receivable	103 836	9 815	5 365	4 853	2 703	486	**127 058**
Net profit on financial operations	120 474	4 156	5 724	943	520	1 144	**132 961**
Other profit on financial operations	7 113	462	142	3 131	11	37	**10 896**
TOTAL	**1 106 749**	**42 189**	**181 040**	**67 983**	**19 878**	**3 699**	**1 421 538**

APPENDIX
TO THE FINANCIAL STATEMENTS AS OF 31 DECEMBER 2001
OF THE NATIONAL INVESTMENT BANK S.A.

1. *INFORMATION REGARDING THE VALUATION OF ASSETS*

1.1 The securities and participations are valued at the lower of cost of acquisition and current market value. Current market values were determined as follows:

- For securities traded on the Athens Stock Exchange, current market values were determined to be their average Stock Exchange Prices during December 2001, with the exception of the dematerialised Greek Government Bonds that were valued at the prices as at 28 December 2001 of the "Electronic Bond Trading System" (HDAT).
- For the shares of Societes Anonymes not quoted on the Athens Stock Exchange, the fair value was used, by virtue of the provision of article 42a par.3 of L.2190/1920 and by departure from the provisions of article 43 par.6b.bc. of L.2190/1920, in order to present the true position of the financial statements. According to the preceding provision an amount € 39 433.2 thousands of negative valuation difference would have been resulted.
- For the Mutual Funds Units, current values were determined to be the average net price during December 2001.

1.2 Fixed assets are stated at acquisition, or construction cost or at revalued amounts according to the prevailing legislation, increased by improvements or additions less accumulated depreciation provided by law.

There was no need to provide for any impairment in the value of the fixed assets.

1.3 For the current year, a staff termination indemnity provision amounting to €100 329.08 was recorded, in accordance with the provisions of L.2190/1920.

1.4 The amounts receivable and the payable denominated in foreign currencies, except from part of the amounts due to foreign credit institutions, were translated into € on the basis of the official fixing rate at 31.12.2001.

Part of the amounts due to credit institutions abroad were translated into € on the basis of the historical rates, as the foreign exchange risk is undertaken by the Greek State. These amounted to € 4 058 153.63 on 31.12.2001.

2. *SHARE CAPITAL*

2.1 Categories of shares into which the share capital is divided.

	Number of shares	Par value €	Total value €
Registered ordinary shares	49 919 028	0.60	29 951 416.80

It should be noted that: The Extraordinary General Meeting of Shareholders held on 2.5.2001, decided a share capital increase of GRD 13 659 840 through the issuance of 55 255 ordinary shares and 20 633 preference shares, at a par value of GRD 180 each, which were distributed to the shareholders of "Greek Ship Owners Investment Company SA" in order to facilitate the absorption of the company.

According to the above decision of the Extraordinary General Meeting of Shareholders:
a) the share capital was further increased by GRD 1 220 520 235 through capitalization of the share premium account. The share capital increase was effected through an increase in the par value of GRD 24.25 (that is, from GRD 180 to 204.45)

b) the share capital and the par value of the shares were converted to € according to L. 2842/2000.

The Bank share capital amounts to € 29 951 416.80 and is divided into 49 919 028 shares. Each share has a par value of € 0.60. From the above shares 36 346 415 are ordinary shares with voting rights and 13 572 613 are preference shares without voting rights.

With the decision of the Annual General Meeting of the Shareholders on 8.6.2001 the privileges of the preference shares without voting rights were abolished and these shares were converted to ordinary shares with voting rights.

3. PARTICIPATIONS

3.1 The Bank's participations in other companies with a percentage exceeding 10% are presented in the attached table 1.

3.2 The Bank's financial statements will be part of the consolidated financial statements of National Bank of Greece S.A. that is headquartered in Athens with Reg. No. 6062/06/B/86/01.

4. INFORMATION REGARDING CERTAIN POSITIONS IN THE BALANCE SHEET

ASSETS

Position 3: Due from financial institutions

Amounts due from affiliated financial institutions	€	29 278 394.34
Amounts due from associated institutions	€	0
Amounts due from other financial institutions	€	33 941 149.98
Total	€	63 219 544.32

The above amounts mature within 3 months.

Position 4: Loans and advances to customers

Loans to affiliated companies	€	0
Loans to associated companies	€	7 841 122.54
Loans to customers	€	475 309 296.67
Total	€	483 150 419.21

The maturity of the above loans and advances to customers is analysed as follows:

Up to 3 months	€	38 410 458.33
From 3 months to 1 year	€	115 231 374.98
From 1 to 5 years	€	311 632 020.39
Over 5 years	€	17 876 565.51
Total	€	483 150 419.21

Position 5: Debt securities and other fixed income securities

With respect to the above mentioned titles it must be noted

a) The debt securities including fixed income securities, maturing within the year 2002 amount to € 4 380 297.22.

b) From the fixed income securities,

Those listed on the Athens Stock Exchange amount to	€	354 794 833.80
Those not listed on the Athens Stock Exchange amount to	€	31 506 627.89
Total	€	386 301 461.69

c) None of the above securities can be characterized as investment securities according to the provisions of Greek Chart of Accounts (P.D. 1123/1980).

Position 6: Shares and other variable – yield securities

The attached table 2 presents the breakdown of these securities between those listed and the non-listed securities, as well as their acquisition cost and the corresponding current market value.

For listed securities, current value was determined to be the average Stock Exchange Price during December 2001. For unlisted shares, current value was determined to be their fair value. (see Appendix 1.1)

The unlisted shares and the Mutual Fund units are considered investment securities.

Position 7: Participating interests

The attached table 3 presents the breakdown of the participating interests, as well as the acquisition cost and the corresponding current market value. These interests are considered to be investment securities.

Position 8: Shares in affiliated companies

The attached table 4 presents the breakdown of the shares in affiliated companies distinguishing listed and unlisted. The same table also distinguishes participations in financial institutions, according to L. 2076/92 (article 2) in conjunction with article 110 of C.L. 2190/1920. All the shares in affiliated companies are considered to be investment securities.

Position 9: Intangible assets

The intangible assets consist of establishment and formation expenses and purchased software expenses, as follows:

a) Establishment and formation expenses	€	140 639.89		
Less: Amortisation until 31.12.2001	€	(70 065.05)	€	70 574.84
b) Other intangible assets				
Acquisition cost as at 31.12.2000	€	1 075 861.32		
Additions within the year 2001	€	23 445.90		
	€	1 099 307.22		
Less: Amortisation until 31.12.2001	€	(964 087.78)	€	135 219.44
Net book value as at 31.12.2001			€	205 794.28

Position 10: Tangible fixed assets

All fixed assets categories (a – d) on the Balance Sheet (Position 10) are used exclusively by the Bank, except from 6 offices located on the third floor of a building on 12 Amalias Ave., that are leased and a plot of land with a book value of € 2 553 191.49.

Position 13: Other assets

Other assets comprise of:

Assets acquired through auctions	€	1 690 612.33
Fees due for studies	€	1 859 791.63
Payroll advances	€	124 623.66
Prepaid taxes	€	4 652 916.84
Amounts due from IRO	€	1 278 977.91
Taxes claimed through court	€	102 405.02
Other	€	1 085 149.50
Total	€	10 794 476.89

No advances or credits have been extended to management, with the exception of the personal and housing loans extended to the employees of the Bank.

In addition, the Bank has not given any guarantees on behalf of the above-mentioned persons.

Position 14: Prepayments and accrued income

The prepayments and accrued income comprise of:

Accrued interest from interbank placements at 31.12.2001	€	71 122.43
Other accrued interest at 31.12.2001	€	5 530 736.58
Prepayments	€	76 136.30
Total	€	5 677 995.31

L I A B I L I T I E S

Position 1: Amounts owed to credit institutions

The total amounts owed to credit institutions on 31.12.2001 amounted to € 594 099 458.75, out of which € 340 195 140.31 is due to affiliated financial institutions.

The remaining maturity of amounts due to credit institutions is as follows:

Up to 3 months	€	304 472 096.84
From 3 months to 1 year	€	50 915 545.12
From 1 year to 5 years	€	207 763 512.84
Over 5 years	€	30 948 303.95
Total	€	594 099 458.75

Position 2: Amounts due to customers

The remaining maturity of amounts due to customers is as follows:

Up to 3 months	€	213 677 621.94
From 3 months to 1 year	€	1 805 752.02
Total	€	215 483 373.96

From the above, the amounts due to consolidated and affiliated companies amount to € 13 855 968.97.

The amounts due to customers include REPOS amounting to € 145 581 576.57.

The above amounts due mature within 3 months.

Position 3: Debts evidenced by certificates

The total debts evidenced by certificates (position 3b), concern debenture loans issued by the Bank and are analysed by maturity as follows:

Up to 3 months	€	228 145.81
From 3 months to 1 year	€	1 077 628.64
Total	€	1 305 774.45

Position 4: Other liabilities

Other liabilities comprise of:

Tax & duties payable	€	9 364 749.89
Amounts owed to social security organisations	€	217 221.69
Suppliers	€	176 362.00
Prior years' dividends payable	€	360 327.56
Current year's dividends payable	€	21 964 372.32
Bank of Greece – Account for covering expenses made for development studies	€	833 521.17
Other amounts due	€	5 023 542.63
Staff costs other than salaries	€	968 451.94
Total	€	38 908 549.20

Position 5: Accruals and deferred income

Accruals and deferred income comprise of:

Accrued debenture loan interest (ETEVA)	€	12 384.02
Other accrued interest and commissions	€	4 561 853.75
Total	€	4 574 237.77

Position 6: Provisions for liabilities and charges

Provisions for liabilities and charges comprise of:

Provision for the impairment of assets in accordance with D.L.396/1968 and L.34/1968	€	4 528 349.31
Other provisions	€	952 808.90
Total	€	4 781 158.21

6. ***OFF-BALANCE SHEET ITEMS***

The Bank has issued letters of guarantee in order to participate in auctions as well as other letters of guarantee amounting to € 11 165 782.09.

In addition, the position 3b of the off-balance sheet items includes sales of dematerialised securities for REPOS and forward purchases and sales of foreign currency, translated into drachmas on the basis of the official fixing rate at 31.12.2001, as follows:

Dematerialised securities sales for REPOS	€	100 071 713.12
Foreign currency forward buys	€	177 687 008.31
Foreign currency forward sales	€	5 385 997.23

7. ***INFORMATION CONCERNING THE PROFIT AND LOSS ACCOUNT***

a) The Bank's income concerning the following positions of the Profit and Loss Account, derive form the operations in Greece:

1.	Interest receivable and similar income	€	54 179 115.65
3.	Income from securities	€	16 751 450.02
4.	Commissions receivable	€	741 342.60
6.	Net profit on financial operations	€	19 768 449.96

b) The Bank's major Profit and Loss Accounts are analysed as follows:

Other operating income		
Consulting and research fees	€	5 077 918.08
Other operating income	€	655 403.95
Total	€	5 733 322.03

Extraordinary income		
Social Security and employees reimbursements	€	36 172.34
Refund of taxes paid in prior years	€	1 192 564.69
Total	€	1 228 737.03

Extraordinary charges		
Extraordinary and non-operating expenses	€	151 492.42
Expenses relating to prior years	€	55 788.79
Total	€	207 281.21

Extraordinary profit

The amount of € 11 998 862.04 (The sum of extraordinary profit) is analysed as follows:

Profit on sale of real estate acquired through auctions	€	374 714.23
Profit on sale of participations	€	11 673 056.54
Profit on sale of vehicles	€	18 900.92
Loss on sale of participations	€	(67 738.24)
Loss on fixed assets write offs	€	(71.41)
Total	€	11 998 862.04

The average number of staff employed by the Bank during the year was 185 and their relevant costs were as follows:

Wages and salaries	€	7 097 923.05
Social security contributions	€	3 103 476.81
Total	€	10 201 399.86

8. INFORMATION REGARDING SPECIFIC MATTERS

Total amount of assets and liabilities denominated in foreign currency amounts to € 42 760 068.38.

There are no mortgage prenotices on the Bank's assets. As far as the building in Maroussi is concerned, with book value of € 2 553 191.49, the Municipality of Maroussi has issued an expropriation order. The Bank has lodged an appeal against this decision.

The Bank is involved in court cases regarding tax issues. The Bank estimates that their effect will not materially affect its financial position.

The Financial Statements as at 31.12.2001 include the balances of "Greek Ship Owners Investment Company SA" which was absorbed on 24.5.2001 in accordance with L.2166/93, using the merger date Balance Sheet of 31.3.2000.

The Bank's Shareholders' Equity has been reduced by € 21.7 million (or 12.2%) despite the increase of reserves that occurred from the distribution of profits at year end. This reduction resulted from the strategy of improving the quality of the securities portfolio through which sales and same day repurchases of securities took place. The losses of these transactions were deducted from the Bank Reserves (Pronouncement of ESYL 297/25.06.1998). In this way the Bank's stock portfolio, on the one hand presented a positive valuation difference at 31.12.2001 and on the other hand its acquisition cost was reduced. This event truly improves the perspectives of profitability, as long as the Stock Market conditions improve, as it is expected for the year 2002.

There is no need to provide the information on the other specific matters mentioned in paragraph 4.1.505 of the P.D. 384/1994 "Regarding the contents and the implementation date of the Banks Chart of Accounts" and the information required by articles 42a par. 6, 42b par. 2, 3 and 4, 42e par.14 case d, 43 par.2, 5-e and 9 and 43a par.1-z, 1-ib and 1-ist of the C.L. 2190/1920.

Athens,24 January 2002

The Chairman of the Board	The Managing Director	The Chief Financial Officer
Theodoros V. Karatzas	Dimitrios G. Goumas	Antonios D. Antypas

It is certified that the above Appendix consisting of ten (10) pages and four (4) tables, is the same mentioned in the Auditors' Report dated February 26, 2002.

Athens, 26 February 2002

Certified Public Accountants - Auditors

Spyros D. Koronakis	Emmanuel A. Pelides
Reg. No. ICPAG 10991	Reg. No. ICPAG 12021
SOL S.A. CPA	DELOITTE & TOUCHE

TABLE I

PARTICIPATIONS IN THE SHARE CAPITAL OF COMPANIES AT A PERCENTAGE OVER 10%

A. SHARES IN AFFILIATED COMPANIES

S/N	COMPANY	HEADQUARTERS	%	EQUITY	PROFIT & LOSS
1.	OLYMPIAS TOURISM HOTELS	ATHENS	99,99%	1.208.887.598	-
2.	NATIONAL INVESTMENT COMPANY SA	ATHENS	13,15%	59.818.110.159	41.005.563.103
3.	DIETHNIKI MUTUAL FUND MANAGEMENT COMPANY	ATHENS	31,00%	729.553.478	5.252.598.118
4.	NATIONAL MUTUAL FUND MANAGEMENT COMPANY	ATHENS	50,00%	101.194.911	(4.171.092)
5.	NATIONAL REGIONAL DEVELOPMENT COMPANY OF NORTHERN GREECE	THES/NICA	65,00%	2.286.179.838	78.734..212
6.	GREEK SHIPOWNERS	ATHENS	84,00%	1.262.976.446	593.959.002
7.	NATIONAL SECURITIES SA	ATHENS	49,00%	9.288.659.229	9.853.059.517
8.	NBGI	LONDON	49,00%	5.332.591.000	-
9.	ETEVA ESTATE FUND	CYPRUS	100,00%	1.001.154.307	-
10.	ETEVA EMERGING MARKETS	CYPRUS	100,00%	1.001.154.455	-
11.	ETEVA VENTURE CAPITAL	CYPRUS	100,00%	5.052.209	-
12.	ETEVA ROMANIA	ROMANIA	99,99%	124.774.146	-
13.	ETEVA BULGARIA	BULGARIA	92,00%	189.380.000	-

B. PARTICIPATING INTERESTS

S/N	COMPANY	HEADQUARTERS	%	EQUITY	PROFIT & LOSS
1.	"KEM" METALLIZATION CENTER	ATHENS	10,77%	3.917.253.258	325.608.248
2.	EVIOP-TEMPO	VASSILIKA EVIAS	28,28%	6.623.452.906	1.080.753.633
3.	EXPORT TRADING COMPANY	ATHENS	25,00%	753.175.274	51.323.088
4.	OTTO-EVROS SPINNING MILLS	ALEXAN/POLI	24,10%	7.997.232.684	453.961.448
5.	HELLENIC SPINNING MILLS OF PELLA	THES/NICA	20,89%	1.437.346.867	208.873.963
6.	MEVIOR	THES/NICA	21,29%	851.502.825	63.704.307
7.	GENERAL CABLES	ATHENS	12,70%	2.604.095.498	377.477.969
8.	AEGEAN GREEK HOTELS	RHODES	20,00%	1.268.217.912	6.187.062
9.	ELSA	ATHENS	18,70%	4.980.549.625	779.268.101
10.	ILIOTEX	THES/NICA	16,53%	2.812.930.815	70.543.928
11.	SPRAY PACK	ATHENS	16,28%	563.899.133	13.424.864
12.	REXTE	RHODES	20,00%	3.033.286.869	92.019.265
13.	LARKO METALLOURGICAL CO	ATHENS	15,49%	20.257.334.591	(2.461.810.280)
14.	BEARING HELLENIC FINANCING INVESTMENTS	ATHENS	12,96%	1.444.478.685	27.757.803.718
15.	HELLENIC COUNTRYSIGHTS	ATHENS	20,20%	904.551.234	2.026.233
16.	INTERLEASE	ATHENS	11,60%	(313.601.000)	(280.324.000)
17.	NBG GREEK FUND LTD	CYPRUS	13,30%	15.016.475.836	-
18.	NBG BALKAN FUND LTD	CYPRUS	40,00%	5.134.832.070	-

TABLE II

POSITION 6 OF BALANCE SHEET (1.1-31.12.2001)
SHARES AND OTHER VARIABLE YIELD SECURITIES

		ETEVA PARTICIPATION		BOOK VALUE		MARKET VALUE	
S/N	Company	Number of shares	Percent. %	Per share (GRD)	Total (GRD)	Per share (GRD)	Total (GRD)
A.	**LISTED SHARES**						
1.	GOODY'S	19.696	0,12	6.205	122.204.089	5.285	104.093.360
2.	HELLAS CAN S.A.	31.740	0,16	5.489	174.228.102	2.432	77.191.680
3.	IDEAL (C)	37.800	0,26	8.013	302.891.970	889	33.604.200
4.	RADIO KORASIDIS	24.870	0,14	10.829	269.325.536	1.632	40.587.840
5.	JUMBO (C)	140.500	0,31	1.528	214.713.894	1.220	171.410.000
6.	ALPHA LEASING	75.480	0,25	3.142	237.136.655	3.118	235.346.640
7.	DIEKAT	49.103	0,35	6.689	328.458.728	1.908	93.688.524
8.	GENERAL CONSTRUCTIONS	75.070	0,27	2.777	208.477.835	2.944	221.006.080
9.	DELTA (C)	42.801	0,15	5.637	241.279.678	2.842	121.640.442
10.	LOULIS FLOUR MILLS	66.800	0,40	3.552	237.306.294	1.394	93.119.200
11.	NATIONAL INVESTMENT CO	7.572.843	7,65	640	4.845.025.075	661	5.005.649.223
12.	ETHNIKI HELLENIC GENERAL INSURANCE CO S.A.	64.900	0,18	3.353	217.608.446	3.476	225.592.400
13.	NATIONAL BANK OF GREECE	213.227	0,09	9.245	1.971.182.506	9.217	1.965.313.259
14.	ELAIS	18.500	0,14	12.490	231.063.175	6.362	117.697.000
15.	ELVAL/VEPAL	98.945	0,08	1.716	169.830.666	1.295	128.133.775
16.	ATTIKAT	25.320	0,05	3.963	100.348.077	716	18.129.120
17.	HELLENIC BOTTLING CO	95.300	0,04	5.374	512.106.701	5.428	517.288.400
18.	TELETYPE	41.000	0,13	5.375	220.376.597	1.564	64.124.000
19.	NIKAS	45.448	0,23	5.942	270.060.796	1.251	56.855.448
20.	COMMERCIAL BANK	67.650	0,08	12.608	852.918.077	12.966	877.149.900
21.	EPILEKTOS	-					
22.	ET.E.M.	138.544	0,46	1.756	243.280.381	1.043	144.501.392
23.	ATHENS MEDICAL CENTRE	98.580	0,13	4.400	433.793.665	1.349	132.984.420
24.	INTRACOM (C)	56.568	0,05	4.689	265.231.513	4.747	268.528.296
	INTPACOM (P)	1	-	-	11.357	-	-
25.	ATHENS STOCK EXCHANGES	418.130	0,80	3.280	1.371.573.979	2.774	1.159.892.620
26.	KATSELIS	25.000	0,28	6.337	158.435.580	2.351	58.775.000
27.	NAOUSSA SPINNING MILLS	489.550	0,61	604	295.650.691	940	460.177.000
28.	MAILIS	104.450	0,14	4.143	432.759.141	1.823	190.412.350
29.	METKA (C)	67.400	0,13	4.537	305.801.276	1.687	113.703.800
30.	MICHANIKI (C)	104.060	0,31	3.489.	363.057.822	825	85.849.500
31.	BITROS (participation)	79.539	0,45	3.032	241.156.179	1.142	90.833.538
	BITROS (rights)	1	-	2.365	2.365	-	-
32.	MYTILINAIOS	39.000	0,10	8.079	315.090.711	1.826	71.214.000
33.	NIREAS	72.000	0,25	2.735	196.925.221	1.165	83.880.000
34.	HELLENIC TELECOMMUNICATION ORG	152.883	0,03	6.133	937.706.518	6.256	956.436.048
35.	DUTY FREE SHOPS	42.800	0,08	6.688	286.229.223	3.881	166.106.800
36.	SARANTIS	88.300	0,23	4.280	377.887.525	1.087	95.982.100
37.	SHELMAN	160.240	0,42	3.614	579.041.225	801	128.352.240
38.	HELLENIC PETROLEUM	108.160	0,04	2.331	252.091.757	2.409	260.557.440
39.	TITAN (C)	72.740	0,19	13.626	991.126.392	12.395	974.352.300
40.	ERGO BANK	1	-	-	5.295	-	-
41.	ALPHA BANK	82.610	0,05	6.999	578.187.810	6.992	577.609.120
42.	CHIPITA INTERNATIONAL	118.240	0,32	2.982	352.539.947	2.927	346.088.480
43.	FOLLI-FOLLIE	66.680	0,20	6.828	455.295.678	6.699	446.689.320
44.	INFORM LYKOS	44.780	0,25	9.199	411.923.884	3.367	150.774.260
45.	AEGEK (C)	128.270	0,16	3.152	404.359.237	1.281	164.313.870
46.	ACTOR	139.378	0,25	3.044	424.332.193	2.886	402.244.908
47.	MINOAN LINES	15.086	0,02	4.086	61.646.599	923	13.924.378
48.	SILVER & BARIUM MINES	32.460	0,11	4.890	158.730.373	2.907	94.361.220
49.	DELTA INFORMATICS	80.373	0,10	4.201	337.682.940	1.418	113.968.914
50.	HELLENIC TECHNODOMIKI	99.700	0,10	2.119	211.310.661	2.143	213.657.100

S/N	Company	ETEVA PARTICIPATION Number of shares	Percent. %	BOOK VALUE Per share (GRD)	Total (GRD)	MARKET VALUE Per share (GRD)	Total (GRD)
51.	GREEK CABLES	116.200	0,403	1.855	215.556.532	1.268	147.341.600
52.	ATTICA ENTERPRISES	85.000	0,08	3.497	297.238.416	1.714	145.690.000
53.	GENERAL BANK	14.000	0,05	14.419	201.861.534	3.636	50.904.000
54.	BANK OF ATTICA	30.500	0,07	6.151	187.589.499	2.695	82.197.500
55.	EUROBANK	150.670	0,05	5.166	778.326.566	5.319	801.413.730
56.	PIRAEUS BANK	64.139	0,04	3.367	215.930.999	3.336	213.967.704
57.	SIDENOR	94.560	0,10	3.156	298.424.894	1.571	148.553.760
58.	HALCOR	99.645	0,10	2.593	258.400.556	1.513	150.762.885
59.	RILKEN (C)	15.400	0,46	11.834	87.245.460	4.563	70.270.200
60.	IASO	30.600	0,07	2.851	79.955.863	2.378	72.766.800
61.	AGET HERACLES (C)	42.811	0,06	6.516	278.936.417	4.314	184.686.654
62.	BALAFAS PARTICIPATIONS (C)	84.430	0,39	2.588	218.512.807	1.162	98.107.660
63.	ALTEC	69.772	0,07	5.058	352.912.724	951	66.353.172
64.	POULIADIS	38.616	0,08	5.851	225.948.899	1.469	56.726.904
65.	INTRASOFT (C)	37.460	0,08	7.302	273.548.055	2.167	81.175.820
66.	PANAFON	158.934	0,03	2.038	323.857.428	1.980	314.689.320
67.	ALUMYL	34.596	0,16	6.229	215.482.582	2.263	78.290.748
68.	FOURLIS	29.292	0,11	7.727	226.340.898	1.711	50.118.612
69.	HATZIOANNOU (C)	29.440	0,07	4178	122.992.690	995	29.292.800
70.	LAMBRAKIS PRESS ORG.	33.070	0,04	10.920	361.124.076	1.602	52.978.140
71.	THEMELIODOMI	96.000	0,31	4.693	450.543.262	1.622	155.712.000
72.	SPYROU AEVE	22.400	0,08	5.413	121.249.999	1.319	29.545.600
73.	KORINTH PIPEWORKS	46.870	0,13	4.396	206.025.628	1.162	54.462.940
74.	VASSILOPOULOS (C)	10.770	0,11	11.508	123.938.500	4.839	52.116.030
75.	EGNATIA BANK	8.305	0,01	4.744	39.399.001	1.377	11.435.985
76.	TELESIS INVESTMENT BANK	7.230	0,02	8.945	64.671.423	2.331	16.853.130
77.	PAPASTATOS	17.050	0,06	8.431	143.755.998	4.900	83.545.000
78.	HYATT REGENCY	74.400	0,09	4.459	331.784.960	1.741	129.530.400
79.	CIVIL REAL ESTATE	17.480	0,13	13.745	240.264.099	2.668	46.636.640
80.	SANYO HELLAS	31.320	0,03	4.209	131.841.501	630	19.731.600
81.	GERMANOS AVEE	359.150	0,91	3.428	1.231.146.447	3.523	1.265.285.450
82.	INTRALOT	100	-	4.918	491.801	5.592	559.200
83.	WATER SUPPLY ORG.	54.000	0,05	2.694	145.463.118	2.317	125.118.000
84.	NATIONAL REAL ESTATE	102.400	0,09	2.044	209.335.742	2.109	215.961.600
85.	LOGIC DIS (C)	34.866	0,05	6.709	233.931.751	940	32.774.040
86.	ELLATEX	6	0,00	460	2.760	750	4.500
87.	ROKAS	200	-	2.546	509.295	2.709	541.800
88.	SICOMED BUCURESTI	72.400	-	40	2.826.045	37	2.702.642
89.	ALBENA	5.333	-	1.171	6.247.077	1.171	6.239.714
90.	BLAGOEVGRAD BT	1.065	-	4.297	4.579.001	3.402	3.623.060
91.	NEFTOCHIN	2.975	-	2.206	6.568.009	986	2.932.953
92.	SOLVAY/SODI	-	-	-	-	-	-
93.	ALRO-SLATINA	-	-	-	662	-	662
94.	ARC-ARCTIC	574.500	-	11	6.383.242	9	4.954.844
95.	BANCATRANSILVANIA	-	-	-	16	-	16
96.	BANCA ROMANIA DEZVOLTARE	83.100	-	255	21.158.662	281	23.272.751
97	ELECTRO APARATAS BUCUREST	-	-	-	-	-	-
98.	OIL TERMINAL	415.800	-	3	1.060.567	5	1.951.908
99.	POLICOLOR	410.100	-	34	13.593.868	34	13.813.504
100.	TERAPIA	1.862.000	-	17	30.597.769	29	53.752.547
101.	ALPROM	91.523	-	296	27.056.402	427	39.038.163
102.	BULBANK	7.000	-	962	6.733.402	974	6.814.803
103.	IMS-IMSAT	132.800	-	17	2.217.261	25	3.303.229
104.	SOFARMA	8.789		519	4.560.975	537	4.715.729
105.	AZOMURES	410.000	-	15	5.835.796	18	7.357.192
106.	MOBINIL (EGP)	12.150	-	5.829	70.810.395	2.920	35.473.539

S/N	Company	ETEVA PARTICIPATION Number of shares	Percent. %	BOOK VALUE Per share (GRD)	Total (GRD)	MARKET VALUE Per share (GRD)	Total (GRD)
107	BIOVET	20.000	-	219	4.376.884	222	4.428.184
108.	ORASCOM TELECOM (EGP)	9.785	-	3.075	30.082.744	157	1.527.095
109.	COMMERCIAL INT. BANK (EGP)	11.000	-	2.858	31.429.516	2.407	26.469.645
110.	COSMOTE (C)	1.000	-	3.472	3.471.643	3.966	3.966.000
111.	ASTIR PALACE	41.200	0,12	2.491	102.623.766	2.409	99.250.800
112.	MOTOR OIL HELLAS	95.570	0,09	2.675	255.599.601	2.801	267.691.570
					32.804.056.265		**23.883.173.379**
B.	**NON-LISTED SHARES**						
1.	YULA	959.268	5,96	957	918.273.377	1.850	1.774.600.000
2.	HELLENIC SALTWORKS	4.085	2,22	10.001	40.850.190	20.346	83.112.765
3.	HELL.STEEL CO.	550.336	2,51	1.151	633.661.947	143	78.400.000
4.	ELLENIT	59.999	1,54	649	38.921.730	-	-
5.	HELLASCOM	39.900	7,00	10.804	431.090.000	30.000	1.197.000.000
					2.062.797.244		**3.133.112.765**
C.	**MUTUAL FUNDS**						
1.	DELOS MIXED	-			-		-
2.	DELOS TOP 30 (DOMES.)	1.249.175,735			732.666.557		618.579.332
3.	DELOS EUROPEAN (FOR.)	76.054,554			76.609.937		123.300.151
4	DELOS EUROBOND (DOMES.)	79.657,827			83.912.500		144.731.102
5.	DELOS INTERNAT. BONDS	70.425,339			70.498.403		99.906.794
6	HI TECH MUTUAL FUNDS	580.720,092			500.000.000		177.950.058
7.	DELOS INCOME (DOMES.)	438.820,515			1.138.196.857		1.209.183.094
8.	DELOS BLUE CHIPS (S)	101.732,062			305.826.008		361.515.056
					2.907.710.262		**2.735.165.587**
	GRAND TOTAL				**37.774.563.771**		**29.751.451.731**

TABLE III

POSITION 7 OF BALANCE SHEET (1.1-31.12.2001)
PARTICIPATING INTERESTS

		ETEVA PARTICIPATION		BOOK VALUE		MARKET VALUE	
S/N	Company	Number of shares	Percent. %	Per share (GRD)	Total (GRD)	Per share (GRD)	Total (GRD)
	NON-LISTED SHARES						
1.	EXPORT TRADING COMPANY	2.000	25,00	10.000	20.000.000	94.100	188.200.000
2.	SPRAY PACK	91.163	16,28	1.176	107.298.750	813	74.100.000
3.	A.S.Y.K.	10.750	2,39	1.000	10.750.000	12.224	131.400.000
4.	HELLENIC STEEL	173.650	9,92	3.122	542.190.868	8.863	1.539.000.000
5.	CENTRAL DEPOSITORY	182.400	1,52	4.795	874.429.200	7.317	1.334.600.000
6.	GENERAL CABLES	743.457	5,38	315	233.904.914	423	314.400.000
7.	"DIAS" INTERBANK SYSTEMS	6.410	0,89	10.000	64.100.000	12.793	82.006.071
8.	EVIOP TEMPO	950.168	28,28	1.021	970.439.578	3.724	3.538.000.000
9.	ELEVME	5.002	1,86	30.000	150.060.000	20.534	102.709.042
10.	WACKENHUT SECURITY GREECE	13.000	2,60	35.500	461.500.000	17.616	229.000.000
11.	AEGEAN GREEK HOTELS	-	-	-	-	-	-
12.	HELLENIC SPINNING MILLS OF PELLA	269.417	16,43	1.000	269.417.000	564	151.898.639
13.	HELLENIC COUNTRYSIGHTS	23.076	20,23	5.023	115.917.805	8.134	187.693.319
14.	ELSA	1.262.525	18,70	298	376.243.250	768	969.000.000
15.	ILIOTEX	-	-	-	-	-	-
16.	"KEM" METALLOURGICAL CENTER (C)	68.988	51,59	1.784	123.108.199	2.915	201.037.518
	KEM/IBS (P)	112.773	7,26	2.609	294.248.337	2.914	328.631.124
17.	OTTO-EVROS SPINNING MILLS (C)	-	-	-	-	-	-
	OTTO-EVROS SPINNING MILLS (P)	-	-	-	-	-	-
18.	SKARIS MARBLES (C)	4.891	3,33	5.000	24.455.000	-	-
	SKARIS MARBLES (P)	8.713	94,14	5.000	43.565.000	-	-
19.	MEVIOR	106.930	21,29	945	101.054.161	1.768	189.104.903
20.	BARING (C)	26.950	12,96	4.000	107.800.000	26.995	727.500.000
21.	DERIVATIVES CLEARING HOUSE	200.000	2,50	1.000	200.000.000	2.663	532.500.000
22.	TECHNODOMI-TRAULOU BROS	-	-	-	-	-	-
23.	REXTE	-	-	-	-	-	-
24.	INTERLEASE	403.058	11,60	266	112.318.074	-	-
25.	ACHAIA CLAUSS	160.069	4,95	581	93.000.000	466	74.617.605
26.	"TEIRESIAS" BANKING INFORMATION SYSTEMS	1.041	0,35	1.000	1.041.000	2.947	3.067.980
27.	ATHENS STOCK EXCHANGE	-	-	-	-	-	-
28.	AMULUM HELLAS	595.875	0,78	207	123.257.400	262	156.400.000
29.	ATHENS DERIVATIVES EXCHANGE	90.000	3,00	1.000	90.000.000	7.634	687.000.000
30.	LARCO METALLOURGICAL CO	864.585	15,49	728	629.706.376	1.349	1.165.800.000
31.	COTTON MANUFACTURING CO OF VOLOS	32.192	1,69	869	27.983.933		-
	TOTAL NON-LISTED SHARES				**6.167.788.845**		**12.907.666.201**
	LISTED SHARES						
1.	TECHNODOMI TRAULOU BROS	2.249.974	9,54	750	1.687.480.261	497	1.118.237.078
	TOTAL LISTED SHARES				**1.687.480.261**		**1.118.237.078**
GRAND TOTAL					**7.855.269.106**		**14.025.903.279**

TABLE IV

POSITION 8 OF BALANCE SHEET (1.1-31.12.2001)
SHARES IN AFFILIATED COMPANIES

S/N	Company	ETEVA PARTICIPATION Number of shares	Percent. %	BOOK VALUE Per share (GRD)	Total (GRD)	MARKET VALUE Per share (GRD)	Total (GRD)
A.	**LISTED SHARES**						
	FINANCIAL INSTITUTIONS						
1.	NATIONAL INVESTMENT COMPANY	5.448.315	5,50	1.512	8.237.647.965	661	3.601.336.215
	TOTAL LISTED SHARES				**8.237.647.965**		**3.601.336.215**
A.	**NON-LISTED SHARES**						
1	**FINANCIAL INSTITUTIONS**						
1.	DIETHNIKI MUTUAL FUND MANAGEMENT COMPANY	93.000	46,50	806	74.999.999	86.841	8.076.200.000
2.	ETHNIKI KEFALAIOU	2	-	35.000	70.000	200.000	400.000
3.	ETHNIKI MUTUAL FUND MANAGEMENT/TEMPLETON	200.000	50,00	1.002	200.300.000	990	197.975.750
4.	NATIONAL SECURITIES	1.141.063	49,00	3.658	4.174.001.652	3.569	4.071.694.255
5.	NATIONAL REGIONAL DEVELOPMENT CO OF NORTHERN GREECE	130.000	65,00	10.662	1.386.100.000	14.149	1.839.276.498
6.	GREEK SHIPOWNERS INVESTMENT CO	-	-	-	-	-	-
7.	NBGI	3.430.000	49,00	556	1. 907.577.114	775	2.655.300.000
	TOTAL				**7.743.048.765**		**16.840.846.503**
2.	**ETEVA-NBG FUNDS**						
1.	ETEVA ESTATE FUND	99.999	100,00	501	49.999.500	512	51.153.795
2.	NBG GREEK FUND LTD	199.999	13,33	5.000	999.995.000	4.646	929.000.000
3.	NBG BALKAN FUND LTD	199.999	40,00	7.500	1.499.992.500	7.926	1.585.100.000
4.	ETEVA ROMANIA S.A.	1.455.836	100,00	165	238.904.085	131	190.000.000
5.	ETEVA BULGARIA S.A.	105.800	92,00	1.784	188.746.393	1.772	187.446.037
6.	ETEVA EMERGING MARKETS	99.999	100,00	501	49.999.500	513	51.153.942
7.	ETEVA VENTURE CAPITAL	599	99,90	10.000	5.990.000	8.420	5.043.788
					3.033.626.978		**2.998.897.562**
	Less: Instalments due				-		-
					3.033.626.978		2.998.897.562
	TOTAL				**10.776.675.743**		**19.839.744.065**
3.	**OTHER COMPANIES**						
1.	OLYMPIAS TOURIST HOTELS	549.762	100,00	2.184	1.200.680.248	4.002	2.199.900.000
	Less: Instalments due				(9.999.464)		-
					1.190.680.784		2.199.900.000
	TOTAL NON-LISTED SHARES				**11.967.356.527**		**22.039.644.065**
	GRAND TOTAL				**20.205.004.492**		**25.640.980.280**
					===========		===========

APPENDIX
TO THE FINANCIAL STATEMENTS AS OF 31 DECEMBER, 2001
OF ETHNIKI KEFALAIOU MANAGEMENT OF ASSETS AND LIABILITIES S.A.
(In accordance with the provisions of Law 2190/1920, as currently in force)

1. Information regarding the legal preparation and structure of the financial statements - Departures which were considered necessary for the presentation of the true and fair position

Article 42β par. 3: Adaptation of the structure and the titles of the accounts with Arabic numbering whenever it is required by the special nature of the business

Following the provisions of article 38 of L.2238/92, as amended by article 15, par.2 of L.2459/1997 and opinion no. 288/6.3.1997 issued by the Greek National Accounting Council, the profit arising on the sale of shares owned by the company, is presented under reserves under the heading "Tax free reserves under special laws". (A.IV.5)

2. Valuation of assets

Article 43α par. 1-α: Assets valuation methods and calculation of depreciation and provisions for impairment.

(1) Fixed Assets are carried at revalued amounts in accordance with the provisions of L.2065/92, plus the cost of additions and improvements, less depreciation calculated in accordance with the prevailing legislation.

(2) The company, as in prior years, provided for depreciation only on leased assets and not on all assets. Depreciation was calculated on the revalued amounts in accordance with the provisions of L.2065/92.

(3) A provision for bad and doubtful debts of GRD 260 000 000 was charged in the current year profit and loss account.

(4) Shares and bonds were valued at the lower of cost and market value on an individual security basis in accordance with the provisions of the Books and Records Code (BRC - article 28 par.5 pd.186/1992). The profit on sale of securities amounting to GRD 417 809 180 was reduced by the loss on sale of securities amounting to GRD 31 349 000 and was set off against the loss on valuation of shares amounting to GRD 10 517 263 206 in accordance with article 28, par.5 of BRC. The remaining amount of GRD 10 130 803 026 plus securities trading expenses amounting to GRD 159 442 740, totaled GRD 10 290 245 766, has been recorded as a tax free reserve to be set off against future losses on valuation of shares. Market values were determined as follows:

- For listed securities, current market values were determined to be the average Stock Exchange Prices during December 2001.

- For non-listed securities, current values were determined to be the book values as derived from the last published and audited Balance Sheet.

(5) Securities that have the characteristics of a term deposit and are not listed are treated as term deposits.

Article 43α par. 1-α: Translation of assets and liabilities denominated in foreign currencies (FX) into drachmas and accounting treatment of exchange differences.

Amounts receivable denominated in foreign currency were translated into GRD using the official foreign exchange rates ruling on 31.12.01. The foreign exchange losses arising therefrom amounting to GRD 611 182 were recognised in the current year profit and loss account. Foreign exchange gains from prior periods amounting to GRD 6 381 578 were recognised in current year profit and loss account.

Article 43α par. 7-γ: Difference between the reported value of inventories and investments and their respective acquisition cost if significant.

Securities have been accounted for in total at GRD 46 316 373 958, while their market value using 31.12.01 prices, amounts to GRD 45 760 199 182.

Article 43 par. 9: Analysis and explanation of the revaluation of fixed assets which took place during the year in accordance with special laws and details of the movement of the account "revaluation differences".

There has been no such situation.

3. ***Fixed assets and pre-establishment expenses***

Article 42ε par. 8: Movements in fixed assets and pre-establishment expenses (capitalized expenditure).

As per the attached Table I

Article 43 par. 3ε: Analysis and explanation of pre-establishment expenses (capitalized expenditure) incurred in the current year.

As per the attached Table II

4. ***Investments***

Article 43α par. 1-β: Investments in other companies in excess of 10% of their share capital.

These investments are as follows:

TABLE OF INVESTMENTS

	COMPANY	%
1.	SABA LTD	18,08%
2.	DIETHNIKI MUTUAL FUND MANAGEMENT	17,10%
3.	GREEK REINSURANCE CO.	40,04%
4.	ELEFSINA BAUXITE MINES	28,529%
5.	DRAPETSONA FERTILISERS	99,999%
6.	ELEVME S.A.	21,34%
7.	MINING UNION	74,69%
8.	ETHNIKI LEASING S.A.	15,00%

Article 43α par. 1-1ε: Preparation of consolidated financial statements, which include the financial statements of the company.

The National Bank of Greece, headquartered in Athens with Reg. No. 6062/06/B/86/01

6. ***Share capital***

Article 43α par. 1-δ: Categories of shares into which the share capital is divided.

	Number	**Par value**	**Total Value**
Common bearer shares	634 074	29 999,63	19 021 985 393

7. ***Provisions and obligations***

Article 43α par. 1-1ιζ: The method of calculation of the staff termination indemnity is as follows:

The total provision for staff termination indemnity is GRD 62 496 579. This provision represents 100% of the total amount due assuming the entire personnel is terminated as at 31.12.2001. The current year profits were charged by GRD 14 295 811 as a result of this provision.

8. ***Prepayments and accrued income***

Article 42ε par. 12: Analysis of prepayments and accrued income.

«Accrued income»		
- Interest receivable	GRD	118 559 123
«Prepayments»		
-Audit fees (S.O.L. S.A.)	GRD	3 500 0000
- D.E.H (Public Power Corporation)	GRD	200 000
- O.T.E. (Telecommunication Company)	GRD	1 000 000
- Staff Insurance Costs	GRD	4 537 754
Total	GRD	9 237 754

Article 42ε par. 15-β: Analysis of "other accruals and deferred income"

Cheques receivable	GRD	46 915 880

9. *Off-balance sheet accounts*

Article 42ε par. 11: Analysis of off-balance sheet accounts to the extent this obligation is not covered by the information provided below under paragraph 10.

VALUTA of foreign exchange using as the exchange equivalent GRD 1	GRD	8 206
Securities kept in banks for safe keeping (GRD1/security)	GRD	11 294 318
Third party cheques	GRD	75 000 000
Companies under liquidation	GRD	31
Owners of third party assets held	GRD	16 609 629 915
Guarantees received	GRD	12 265 837 201
Total	GRD	28 961 769 671

11. *Fees, Advances and credits to Management*

Article 43α par. 1-γ, as amended by article 3 of PD 325/94: Compensation of members of the Board of Directors and management.

1. Board of Directors expenses	GRD	14 978 000
2. Fees of Chairman of the Board of Directors	GRD	14 572 400
3. Fees of Vice Chairman of the Board of Directors	GRD	4 604 600
4. Managing Director's bonus	GRD	11 419 250
5. Executives' bonus	GRD	4 893 965
TOTAL	GRD	50 468 215

12. *Profit and Loss accounts*

Article 43α par. 1-η: Operating results for each business and geographical segment. (Operating revenue is determined based on article 42ε par. 15 section α)

		Domestic
- Miscellaneous income	GRD	1 466 017 292
- Interest income	GRD	547 654 251
Total	GRD	2 013 671 543

Article 43α par. 1-θ: Average number of personnel employed during the year by category and total cost.

1	Average number of employees (persons):		36
2	Average number of employees by category:		
	- Management personnel (officers):		36
	- Technical working personnel:		0
	- Total number of employees:		36
3	Staff costs:		
	Management personnel (officers):		
	Salaries:	GRD	154 487 224
	Social Security contributions and benefits:	GRD	43 548 143
	Total	GRD	198 035 367

Article 42ε par.15-β: Analysis of extraordinary and non-operating income and expenses. If the balances of the accounts "extraordinary losses" and "extraordinary gains" are material, they are analyzed in accordance with the provisions of article 43α par. 1-ιγ.

Analysis of the account: Extraordinary and non-operating income:

- Discounts on one off payment of taxes	GRD	36 723 324
- Foreign exchange differences	GRD	24 743 355
- Forfeiture of deposits and guarantees	GRD	1 050 000
Total	GRD	62 516 679

Analysis of the account: Prior year income:

- Compensations due to tax prepayments	GRD	4 009 677
- Compensations due to expenses prepayments	GRD	3 299 830
- Differences from National Security Organization audit	GRD	1 341 578
- Other income related to prior year	GRD	1 080 000
Total	GRD	9 731 085

13. Other information

Article 43α par.1-ιζ: Other information required for better information and true and fair presentation.

The auditors' fees for the current period amount to GRD 3 500 000.

The information required by **articles 42α par. 3, 42β par. 1, 2, 4 & 5, 42ε par. 9 & par. 14 quotation δ, and 43 par. 2, 5-δ, 7β, 3γ, 5ε, 43α par. 1, 1ε and 42ε par. 10, 43α par. 1γι, 1ζ, 1-ι, 1ια, 1-ιστ, ιγ, ιδ, 1-ιβ, and 43 par. 4 quotation α and β**, need not be provided for the current period 2001.

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE GENERAL MANAGER	THE CHIEF FINANCIAL OFFICER
N. KALOGEROPOULOS	**A. KALIVIOTIS**	**N. TRIVOUREAS**	**N. KALOUTSIS**

It is certified that the above Appendix, *consisting of six (6) pages, is the same as the one mentioned in the* Auditors' Report dated 21.02.2002.

Athens, 21.02.2002
THE CERTIFIED PUBLIC ACCOUNTANTS AUDITORS

V. PAPAGEORGAKOPOULOS **G. MOSKOFIDIS**
S.O.L. S.A.

TABLE I.

TANGIBLE FIXED ASSETS MOVEMENT

	COST 31.12.2000	REVALUATION L. 2065/92	ADDITIONS DURING THE YEAR	DISPOSALS AND WRITE-OFFS DURING THE YEAR	TOTAL COST 31.12.2001	ACCUMULATED DEPRECIATION 31.12.2000	DEPRECIATON DUE TO REVALUATION L. 2065/92	DEPRECIATION FOR THE YEAR	REDUCTION DUE TO DEPRECIATION FOR THE YEAR	ACCUMULATED DEPRECIATION 31.12.2001	NET BOOK VALUE 31.12.2001
a. Land	9 790 595 497			1 478 644 979	8 311 950 518						8 311 950 518
b. Buildings	10 986 719 434		46 737 600	2 004 477 295	9 028 979 739	1 491 745 623		174 705 257	279 468 828	1 386 982 052	7 641 997 687
c. Machinery	30 000		1 000	15 000	16 000	26 901		2 078	14 649	14 330	1 670
d. Motor Vehicles	17 315 219		723 000	727 100	17 311 119	4 349 508		2 082 351	5 465	6 426 394	10 884 725
e. Other equipment	46 850 642		5 186 674	5 000	52 032 316	43 268 833		2 411 751	4 955	45 675 629	6 356 687
	20 841 510 792		**52 648 274**	**3 483 869 374**	**17 410 289 692**	**1 539 390 865**		**179 201 437**	**279 493 897**	**1 439 098 405**	**15 971 191 287**

TABLE II.

ESTABLISHMENT EXPENSES MOVEMENTS

	COST 31.12.2000		ADDITIONS DURING THE YEAR	WRITE-OFF DURING THE YEAR	TOTAL COST 31.12.2001	ACCUMULATED DEPRECIATION 31.12.2000		DEPRECIATION FOR THE YEAR	REDUCTION DUE TO DEPRECIATION FOR THE YEAR	ACCUMULATED DEPRECIATION 31.12.2001	NET BOOK VALUE 31.12.2001
a. Other establishment expenses	7 946 661		20 000 045		27 946 706	7 791 155		20 155 551		27 946 706	
	7 946 661		**20 000 045**		**27 946 706**	**7 791 155**		**20 155 551**		**27 946 706**	

APPENDIX

TO THE FINANCIAL STATEMENTS OF NATIONAL SECURITIES COMPANY S.A.

AS AT DECEMBER 31, 2001

Reg. No. 17210/06/B/88/02

Legal preparation and structure of financial statements
Departures made for fair presentation

a) **Article 42$^{\alpha}$ par.3:** Departure from the relevant provisions for the preparation of the annual Financial Statements which was considered necessary for the presentation of the true and fair position as required by the provision of par. 2 of this article.

None.

b) **Article 42β par.1:** Departure from the principle of consistency of structure and presentation of the F/S and of the Profit and Loss account.

There has been no such situation.

c) **Article 42β par.2 :** Recording of element in a special account that is related to more than one obligatory accounts.

There has been no such situation.

d) **Article 42β par.3:** Adaptation of the structure and the titles of the accounts with Arabic numbering whenever it is required by the special nature of the business.

None.

e) **Article 42β par.4:** Condensation of Balance Sheet Accounts that correspond to Arabic numbers, as required by this provision.

None.

f) **Article 42β par.5:** Adjustments of prior year balances in order to be uniform and comparable with the corresponding balances of the current period.

The "Cash at bank and in hand" includes Repos held by customers amounting to GRD 165.891.532.908. In the accounting year 2000, the Repos held by customers, which amounted to GRD 65.895.298.353, was included in "Amount due to customers".

g) **Article 6 Π.Δ.325/1994:** Publication of the financial statements in EURO.

Not published.

INFORMATION REGARDING THE VALUATION OF ASSETS

a) Article 43$^{\alpha}$ par.1-α: Assets valuation methods and calculation of depreciation and provisions for impairment.

1. Fixed assets are carried at their historical cost decreased by the accumulated depreciation provided by law.
2. There was no need to provide against any impairment in their value except for bonds and shares.
3. A) Bonds and shares quoted in the Stock Exchange are carried at the lower of cost and current market values. For securities traded on the Athens Stock Exchange, current market values were determined to be their average Stock Exchange prices during December 2001.

   B) Shares of Societes Anonymes not quoted on the Stock Exchange were valued at the lower of cost of acquisition and market value.

   C) For the calculation of the cost of securities the year-weighted average method was used.

   D) The participations are carried at the lower of cost and current market values. Current market values were determined as their net asset positions resulting from the companies' last audited Financial Statements.

   E) The loss on securities valuation as at December 31, 2001 was charged to the Profit and Loss Account.

b) Article 43$^{\alpha}$ par.1-α: Translation of assets and liabilities denominated in foreign currencies into drachmas and accounting treatment of exchange differences.

The amounts receivable and payable denominated in foreign currencies were translated into drachmas at the official rate of the foreign currencies at 31.12.2001. The resultant differences are recorded in the profit and loss for the year.

c) Article 43 par.2: Inconsistent application of valuation methods. Application of special valuation methods.

None.

d) Article 43 par.9: Analysis and explanation of the revaluation of fixed assets which took place during the year in accordance with special laws and details of the movement of the account "revaluation differences".

There has been no such situation.

FIXED ASSETS AND PRE-ESTABLISHMENT EXPENSES

a) Article 42$^{\varepsilon}$ par.8: Changes in fixed assets and pre-establishment expenses

See attached table (3$^{\alpha}$).

b) Article 43 par.5-δ: Analysis of additional depreciation.

None.

c) Article 43 par.5-ε: Provision for the impairment of the value of fixed assets

None.

d) Article 43 par.3-ε: Analysis and explanation of the amounts of pre-establishment expenses relating to the current period.

During the financial year 2001, additions to intangible assets amounted to GRD 92.289.470. An amount of GRD 69.001.464 was spent for the purchase of computer software, GRD 19.705.970 for software license agreements, GRD 3.012.084 for the establishment costs of branches and GRD 569.952 for taxes on activities related to the increase of capital.

e) Article 43 par.3-γ : Amounts and accounting treatment of exchange differences resulting from the payment of installments and/or translations at year-end of loans and/or credits which were exclusively used for the acquisition of fixed assets.

None.

f) Article 43 par. 4 cases α΄ and β΄ : Analysis and explanations of the balances "Research and development expenditure", "Assignment of rights of industrial property" and "Goodwill".

There are no such balances.

PARTICIPATIONS

a) Article 43$^{\alpha}$ par.1-β : Participation in the capital of other companies in excess of 10%.

Participation of 40% in National Securities Cyprus LTD, the equity of which for the financial year 2000 amounted to CYP 871.132 or GRD 508.572.088. The loss for the third year of operations, which ended on 31.12.2000, was CYP (602.291) or GRD (351.621.100) (CYP/GRD 583,806).

b) Article 43$^{\beta}$ par.1-ιε : Preparation of consolidated financial statements.

The National Bank of Greece prepares consolidated financial statements. Its details are as follows:

NATIONAL BANK OF GREECE S.A.

Headquarters: Athens
Reg. No. 6062/06/B/86/01

INVENTORIES

a) Article 43$^{\alpha}$ par.1-ια: Valuation of inventories not in accordance with the rules of valuation of Article 43, for tax reasons.

There are no inventories.

b) Article 43$^{\alpha}$ par.1-ι : Devaluation of current assets and reasons therefore.

None.

SHARE CAPITAL

a) Article 43$^{\alpha}$ par.1-δ: Categories of shares into which the share capital is divided.
Registered ordinary unlisted shares Registered ordinary unlisted shares

Number	Par value	Total value
2.328.700	1.022,25	2.380.513.575

b) Article 43$^{\alpha}$ par.1-γ : Issues of shares resulting from the increase in share capital during the year.

No shares where issued during the financial year 2001. However, the nominal value of the share increased from GRD 1.000 to GRD 1.022,25 to facilitate the conversion of the Share Capital, as well as the nominal value of the shares from GRD to Euro.

c) Article 43$^{\alpha}$ par. 1-ε και 42$^{\varepsilon}$ par.10 : Issue of other securities and associated rights.

None issued.

d) Article 43$^{\alpha}$ par.1-ιστ: Acquisition of own shares during the period.

None acquired.

PROVISION AND LIABILITIES

a) Article 42ε par. 14 case δ: Analysis of the account "Other Provisions" if the amount is material.

Account "Other provisions" comprises of GRD 3.806.710 that concerns provisions for doubtful debts in accordance with the provisions of article 31 of L. 2238.

b) Article 43α par. 1-ζ: Financial commitments resulting from contracts etc. which do not appear in memo accounts. Obligation for the payment of special monthly benefits and financial commitments for related companies.

None.

c) Article 43α par. 1-ιβ: Material tax liabilities which are likely to arise, relating to the current period or previous periods, if they do not appear under liabilities and provisions.

The company has been audited by the tax authorities for the accounting years until 1998.

d) Article 43α par. 1-ιστ: Long-term liabilities exceeding five years.

None.

e) Article 43α par. 1-ιστ: Secured liabilities.

None.

TRANSITIONAL ACCOUNTS

Article 42ε par. 12: Analysis of balances in those accounts.

Prepayments		
Post Office	GRD	12.001
Subscriptions	GRD	875.756
Maintenance	GRD	747.079
Terminal Connection to OASIS	GRD	23.326.127
Various expenses	GRD	4.808.542
Thessalonica subscriptions	GRD	137.016
Computer maintenance (Thessalonica)	GRD	92.500
Total	GRD	29.999.021
Accrued income		
Accrued interest on Greek Government bonds	GRD	6.669.230
Accrued interest on Corporate bonds	GRD	853.562
Accrued income on Repos	GRD	34.433.005
Total	GRD	41.955.797
Accrued expense		
Telecommunication (OTE)	GRD	3.616.571
Various expenses (Network commissions for the period 26-31.12.2001)	GRD	3.531.156
Other expenses	GRD	162.061
Accrued interest relating to NBG loan	GRD	8.774.125
Total	GRD	16.083.913

OFF-BALANCE SHEET ITEMS

Article 42ε par. 11: Analysis of memo accounts to the extent that this information is not covered by the following par. 10.

As follows:

Analysis of off-balance sheet items

The off-balance sheet items consist of: a) Securities held on behalf of customers, brokers and Central Depository, b) Guarantee accounts, c) Other statistical accounts.

1) Beneficiaries of third parties' assets held	**1.552.502.266**
2) Guarantees and other securities	**6.059.209.705**
4) Other off balance sheet accounts	**43.968.622**
TOTAL	**7.655.680.593**

GUARANTEES AND SECURITIES GIVEN

Article 42ε par. 9: Guarantees and securities given by the Company.

None.

REMUNERATION, ADVANCES AND CREDIT EXTENDED TO MANAGEMENT

a)Article 43α par. 1-ιγ: Compensation of members of the board of directors and management.

-Members of the Board	GRD	23.672.478
-Management	GRD	138.500.000

b) Article 43α par. 1-ιγ: Liabilities created or assumed for benefits extended to retiring members of management.

None.

c) Article 43α par. 1-ιδ: Advances and credits extended to management.

None.

PROFIT AND LOSS ACCOUNT

a) Article 43α par. 1-η: Turnover by sector of business and geographical markets. (Turnover is reported as defined by article 42e par. 15 case a).

Domestic income, by sector

- Commissions from Stock Exchange transactions	GRD	5.714.736.159
- Commissions from over the counter transactions	GRD	550.420.085
- Commissions from underwriting	GRD	55.775.606
Total		6.320.931.850

b) Article 43α par. 1-θ: Average number of personnel employed during the period by category and total cost.

The average number of employees during the current year was 142, of which 68 were salaried employees, 24 were NBG´s staff on secondment and 50 were from an employment bureau. The total payroll cost amounted to:

- Salaries	GRD	572.353.549
- Social Security contributions	GRD	6.364.349
- Other staff costs	GRD	137.484.714
TOTAL	GRD	716.202.612
Salaries of NBG´s staff on secondment	GRD	376.725.255
Fee to employment bureau.	GRD	235.058.170

c) Article 42ε par. 15-β: Analysis of extraordinary and non-operating income and expenses (that is the accounts "Extraordinary income" and "Extraordinary charges"). If the amounts of the accounts "Extraordinary losses and extraordinary profits" are material in accordance with the provisions of article 43a 1-ιγ provide analysis.

Extraordinary and non-operating income

- Exchange differences	GRD	1.320.355
- Write-off of immaterial balances	GRD	7.394
- Fines collected	GRD	1.100.000
- Other extraordinary income	GRD	12.506.645
- OAEΔ Contributions	GRD	878.616
TOTAL	GRD	15.813.010

Extraordinary and non-operating expenses

- Tax fines	GRD	360.749
- Exchange differences	GRD	990.202
- Write-off of balances	GRD	2.154.984
- Transactions losses	GRD	821.361
- Trading fines	GRD	1.100.000
- Other extraordinary expenses	GRD	67.042.314
- Extraordinary losses	GRD	128.200
TOTAL	GRD	72.597.810

d) Article 42ε par. 15-β: Analysis of account "Prior year Income", "Income from provisions of prior year" and "Prior year expenses".

Prior year expenses

- Prior year social security contributions	GRD	4.488.198
- Other prior year expenses	GRD	220.788.746
TOTAL	GRD	225.276.944
- Income received relating to prior years	GRD	115.769.489
- Income relating to prior year provisions	GRD	26.190.542
TOTAL	GRD	141.960.031

Athens, 7 February 2002

THE CHAIRMAN OF THE BOARD OF DIRECTORS

APOSTOLOS S. TAMVAKAKIS
ID. No. P 704691

THE MANAGING DIRECTOR

EMMANOUIL-IOANNIS M. TSAMOURGELIS
ID. No S 231262

THE CHIEF FINANCIAL OFFICER

NICOLAOS P. PAPADOPOULOS
ID. No. N 168464
Reg. No. A' Class: 13595

It is certified that the above Appendix consisting of nine (9) pages is the same one mentioned in the Auditors' Report dated 11 February 2002.

Athens, 11 February 2002
CERTIFIED PUBLIC ACCOUNTANTS - AUDITORS

Nikolaos Vouniseas
Reg. No. ICPAG 18701
KPMG Kyriakou S.A.

		Acquisition cost as at 31.12.2000	ADDITIONS UNTIL 31.12.2001	TOTAL ASSETS	Accumulated depreciation as at 31.12.2001	DEPRECIATION CHARGE 31.12.2001	TOTAL ACCUMULATED DEPRECIATION 31.12.2001	NET BOOK VALUE
OTHER ESTABLISHMENT EXPENSES	1605-1617-1619 - 1610	251 648 887	92 289 470	343 938 357	87 463 091	69 635 685	157 098 776	186 839 581
TOTAL		***251 648 887***	***92 289 470***	**343 938 357**	***87 463 091***	***69 635 685***	***157 098 776***	***186 839 581***
1. BUILDINGS AND TECHNICAL INSTALLATIONS	1107	*24 636 846*	*21 142 200*	*45 779 046*	*4 681 519*	*7 149 731*	*11 831 250*	*33 947 796*
2. MACHINERY AND TECHNICAL INSTALLATIONS	1201-1208	*33 091 115*	*0*	*33 091 115*	*5 741 551*	*6 330 742*	*12 072 293*	*21 018 821*
3. TRANSPORTATION MEANS	1301	*6 621 020*	*1 000*	*6 622 020*	*681 604*	*994 152*	*1 675 756*	*4 946 264*
4. FURNITURE AND OTHER EQUIPMENT	14	0		0	0	0	0	0
4. a) FURNITURE	1400	81 930 514	4 648 986	86 579 500	26 605 812	15 918 829	42 524 641	*44 054 860*
4. b) FIXTURES	1401	879 760	96 197	975 957	642 577	183 227	825 804	*150 153*
4. c) COMPUTER EQUIPMENT	1403-1413	422 895 942	46 547 648	469 443 590	146 725 075	115 621 830	262 346 905	*207 096 685*
4. d) OFFICE EQUIPMENT	1402	2 738 566	387 134	3 125 700	1 125 330	758 938	1 884 268	*1 241 432*
4. e) TELECOMMUNICATION EQUIPMENT	1408	90 723 236	10 338 292	101 061 528	25 042 791	16 921 903	41 964 694	*59 096 834*
4. f) OTHER EQUIPMENT	1409	68 933 541	3 447 000	72 380 541	22 782 521	10 221 219	33 003 740	*39 376 801*
TOTAL 4:		***668 101 559***	***65 465 257***	***733 566 816***	***222 924 106***	***159 625 946***	***382 550 052***	***351 016 765***
GRAND TOTAL 1-2-3-4:		***732 450 540***	***86 608 457***	***819 058 997***	***234 028 780***	***174 100 571***	***408 129 351***	***410 929 646***
TOTAL DEPRECIATION 31.12.2001		***984 099 427***	***178 897 927***	***1 162 997 354***	***321 491 871***	***243 736 256***	***565 228 127***	***597 769 227***

PORTFOLIO VALUATION AS AT 31.12.2001

DESCRIPTION	QUANTITY	ACQUISITION PRICE	ACQUISITION COST	DECEMBER 2001 AVERAGE PRICE	VALUE WITH DECEMBER 2001 AVERAGE PRICE	VALUES AT 31.12.2001	VALUATION AS AT 31.12.2001	VALUATION LOSS	BOOKED IN 2001	VALUATION DIFFERENCE
ALPHA BANK	20 063	11 410.5	228 929 648	6 991.43	140 269 060	6 991.43	140 269 060	-88 660 588	0	-88 660 588
DIAS INVESTMENTS	770	1 500.0	1 155 000	451.68	347 794	451.68	347 794	-807 206	462 485	-344 721
NATIONAL BANK	15 295	13 217.4	202 159 926	9 216.91	140 972 638	9 216.91	140 972 638	-61 187 288	0	-61 187 288
NATIONAL INSURANCE COMPANY	500	4 000.0	2 000 000	3 476.03	1 738 015	3 476.03	1 738 015	-261 985	0	-261 985
BANK OF GREECE	521	3 588.4	1 869 558	27 738.94	14 451 988	3 588.40	1 869 558	0	0	0
UNIBRAIN S.A.	2 500	4 961.4	12 403 505	4 574.76	11 436 900	4 574.76	11 436 900	-966 605	0	-966 605
CHIPITA INTERNATIONAL	10 000	3 100.0	31 000 000	2 928.56	29 285 600	2 928.56	29 285 600	-1 714 400	4 186 800	2 472 400
ELAIS	100	12 850.0	1 285 000	6 362.94	636 294	6 362.94	636 294	-648 706	560 342	-88 364
INFORM P. LYCOS (O)	500	4 688.7	2 344 360	3 365.47	1 682 735	3 365.47	1 682 735	-661 625	0	-661 625
ATHENS STOCK EXCHANGE	70 000	1 837.5	128 622 462	2 774.08	194 185 600	1 837.46	128 622 462	0	0	0
ELVAL	6 000	1 535.6	9 213 880	1 294.09	7 764 540	1 294.09	7 764 540	-1 449 340	0	-1 449 340
ATTICA ENTERPISES	3 231	3 082.4	9 959 200	1 715.49	5 542 748	1 715.49	5 542 748	-4 416 452	398 833	-4 017 619
HELLENIC TELECOMMUNICATION ORGA	10 000	6 590.4	65 904 489	6 256.93	62 569 300	6 256.93	62 569 300	-3 335 189	9 245 798	5 910 609
SARANTIS (O)	10 000	1 206.7	12 067 457	1 086.61	10 866 100	1 086.61	10 866 100	-1 201 357	0	-1 201 357
RADIO KORASIDIS TELECOM S.A. - NEXTNET	420	4 333.3	1 820 000	2 015.73	846 607	2 015.73	846 607	-973 393	270 309	-703 084
PANAFON	19 400	3 560.2	69 066 958	1 981.27	38 436 638	1 981.27	38 436 638	-30 630 320	15 862 328	-14 767 992
INTRACOM (O)	14 775	10 559.4	156 015 285	4 745.89	70 120 525	4 745.89	70 120 525	-85 894 760	40 472 480	-45 422 280
GROUP GLOBE S.A.	100 030	276.5	27 659 070	1.00	100 030	1.00	100 030	-27 559 040	27 559 040	0
COSMOS	148 570	251.5	37 372 374	1.00	148 570	1.00	148 570	-37 223 804	37 223 804	0
LEKKAS (O)	101 820	1.0	101 820	1.00	101 820	1.00	101 820	0	0	0
LEKKAS (P)	2 040	1.0	2 040	1.00	2 040	1.00	2 040	0	0	0
TOTAL LISTED SHARES			***963 475 798***		***731 253 111***		***653 107 544***	***-310 368 254***	***136 242 219***	***-219 732 848***
CENTRAL SHARE REGISTRY	57 600	1 225.9	70 611 600	1 225.90	70 611 600	1 225.90	70 611 600	0	-0	0
THESSALONICA TRADE CENTER	170	10 222.5	1 737 825	10 222.50	1 737 825	10 222.50	1 737 825	0	-0	0
A.S.Y.K.	1 875	1 000.0	1 875 000	1 000.00	1 875 000	1 000.00	1 875 000	0	-0	0
ETEVA BULGARIA	9 200	1 620.7	14 910 269	1 620.68	14 910 269	1 620.68	14 910 269	0	-0	0
NATIONAL SECURITIES CYPRUS	200 000	558.0	111 598 100	557.99	111 598 100	557.99	111 598 100	0	-0	0
ATHENS DERIVATIVES EXCHANGE	70 000	1 000.0	70 000 000	1 000.00	70 000 000	1 000.00	70 000 000	0	-0	0
DERIVATIVES CLEARING HOUSE	80 000	998.4	79 871 800	998.40	79 871 800	998.40	79 871 800	0	-0	0
TOTAL UNLISTED SHARES			***350 604 594***		***350 604 594***		***350 604 594***	***0***	-0	0
EFREMICO STOCKBROKERS	129 000	153.6	19 812 553	351.21	45 306 665	153.59	19 812 553	0	0	0
Is BANKASI -C	870 000	4.3	3 727 686	1.55	1 347 677	1.55	1 347 677	-2 380 009	0	-2 380 009
ARENA BilgisayarSanayive	500 000	18.0	9 018 590	1.81	905 749	1.81	905 749	-8 112 841	5 687 061	-2 425 780
TOTAL SHARES ABROAD			***32 558 829***		***47 560 091***		***22 065 979***	***-10 492 850***	***5 687 061***	***-4 805 789***
TOTAL SHARES (1)			***1 346 639 221***		***1 129 417 796***		***1 025 778 117***	***-320 861 104***	***141 929 280***	***-224 538 637***
GGB 31/12/96-03 (5,99%)	1 040.0	101 733.8	105 803 100	103 490.00	107 629 600	101 733.75	105 803 100	0	1 803 100	1 803 100
NMB DEBENTURE LOAN 1/1/71-2041 (3,5%)	1 864.0	58.6	109 253	51.00	95 064	51.00	95 064	-14 189	16 053	1 864
GGB 26/11/96-03 (5,14%)	10.0	103 100.4	1 031 004	103 530.00	1 035 300	103 100.40	1 031 004	0	23 504	23 504
GGB 2/10/95-02 (5,74%)	50.0	103 499.4	5 174 969	102 160.00	5 108 000	102 160.00	5 108 000	-66 969	139 019	72 050
GGB 30/9/96-03 (5,24%)	900.0	102 635.8	92 372 240	103 150.00	92 835 000	102 635.82	92 372 240	0	1 913 850	1 913 850
GGB 30/9/97-2004 (4,54%)	130.0	101 036.9	13 134 798	102 610.00	13 339 300	101 036.91	13 134 798	0	134 798	134 798
GGB 25/8/97-04 (4,88%)	1 000.0	97 165.0	97 165 000	102 880.00	102 880 000	97 165.00	97 165 000	0	0	0
GGB 30/6/95-02 (6,08%)	10.0	102 262.7	1 022 627	101 640.00	1 016 400	101 640.00	1 016 400	-6 227	0	-6 227
GGB 19/6/97-2007 (8,8%)	60.0	111 039.7	6 662 383	120 000.00	7 200 000	111 039.72	6 662 383	0	662 383	662 383
GGB 17/5/95-02 (6,24%)	5.0	99 029.0	495 145	101 200.00	506 000	99 029.00	495 145	0	0	0
GGB 17/5/96-03 (6,24%)	210.0	103 071.4	21 645 004	102 730.00	21 573 300	102 730.00	21 573 300	-71 704	0	-71 704
EMPHASIS DEBENTURE LOAN 25/10/2000-04 (9.30%)	500.0	99 850.0	49 925 000	100 000.00	50 000 000	99 850.00	49 925 000	0	0	0
GGB 28/2/95-02 (6,24%)	10.0	99 499.5	994 995	100 440.00	1 004 400	99 499.50	994 995	0	0	0
GGB 14/2/96-03 (6,09%)	300.0	102 299.5	30 689 848	102 190.00	30 657 000	102 190.00	30 657 000	-32 848	515 548	482 700
GGB 31/1/95-02 (6,59%)	102.0	99 869.3	10 186 668	100 242.00	10 224 684	99 869.29	10 186 668	0	0	0
GGB 11/1/99-2014 (6.5%)	20.0	105 428.5	2 108 569	110 310.00	2 206 200	105 428.45	2 108 569	0	108 569	108 569
TOTAL BONDS			***438 520 603***		***447 310 248***		***438 328 666***	***-191 937***	***5 316 824***	***-77 931***
TOTAL BONDS (2)			***438 520 603***		***447 310 248***		***438 328 666***	***-191 937***	***5 316 824***	***-77 931***
TOTAL PORTFOLIO (1+2)			***1 785 159 824***		***1 576 728 044***		***1 464 106 783***	***-321 053 041***	***147 246 104***	***-224 616 568***

Note 1: In the column "December 2001 Average Price", the quoted price for the EFREMICO shares is translated in GRD with the exchange rate given by the Bank of Greece as at 28.12.2001, while the price quoted for the shares of ARENA and IS BANK -C is the translated price with the USD/Euro exchange rate as at 31.12.2001.

Acquisition cost for the bonds accrued income	7 503
Valuation loss as at 31.12.2001	-224 616 568
	-224 609 065
TOTAL	**1 560 550 759**

APPENDIX

TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001

OF "DIETHNIKI" MUTUAL FUND MANAGEMENT COMPANY

(Reg.No. 6102/06/B/86/55)

In accordance with the provisions of articles L.2190/1920 and especially with the provision of article 43a and the provisions that this article refers to, we provide the following information shown in the company's financial statements as of 31.12.2001.

1. LEGAL PREPARATION AND STRUCTURE OF THE FINANCIAL STATEMENTS – DEPARTURES CONSIDERED NECESSARY FOR THE PRESENTATION OF THE TRUE AND FAIR POSITION.

(a) Article 42α par. 3: Departure from the relevant provisions for the preparation of the annual financial statements, which was considered necessary for the presentation of the true and fair position, as required by the provision of par.2 of article 42a.

None.

(b) Article 42β par. 1: Departure from the principle of consistency of structure and presentation of the Balance Sheet and the Profit and Loss Account.

None.

(c) Article 42β par. 2: Recording of element in a special account that is related to more than one obligatory accounts.

There has been no such case.

(d) Article 42β par. 3: Adaptation of the structure and titles of the accounts with Arabic numbering whenever it is required by the special nature of the business.

There has been no such case.

(e) Article 42β par. 4: Condensation of balance sheet accounts that correspond to the small letters of the balance sheet format.

None.

(f) Article 42β par. 5: Adjustments of prior year balances in order to become uniform and comparable with the corresponding balances of the current year.

An amount of 5.869.405,72 Euro which relates to dividend distribution to the shareholders and which was shown in last year's Appropriation Account as a total "Dividend", has been adjusted and is shown in the Appropriation Account as "First Dividend" of Euro 2.977.074,78, and as "Supplementary Dividend" of 2.892.330,94 Euro. The latter can be divided into an amount of Euro 2.891.986,58 of Supplementary Dividend from this year's profit and an amount of Euro 344,36 of Supplementary Dividend from last year's profits.

2. VALUATION OF ASSETS

(a) Article 43α par. 1-α : Assets valuation methods and calculation of depreciation and provisions for impairment.

1) Fixed Assets have been valued at amortized cost plus the cost of additions and improvements, less depreciation calculated in accordance with the prevailing legislation.

2) There was no need to provide for the impairment of assets.

3) The shares of Societes Anonymes listed in the Athens Stock Exchange have been valued at the lower of cost and market value. The average share prices for the month of December 2001 was considered to be the market value.

4) The shares of Societes Anonymes not listed in the Athens Stock Exchange or in any other Stock Exchange have been valued at cost, according to Article 28 par.5 of the Code of Books and Records (thereon CBR).

It should be noted that the cost of the shares of the "Capital Market Systems' Development And Support S.A.", "Athens Derivatives Exchange S.A." and "Central Share Registry S.A." is lower than their intrinsic value deriving from their Balance Sheets as of 31.12.2000 and their value deriving from the exchange value set by the special committee of article 14 of L.2954/2001, as regards the participation of the above companies in the share capital increase of their parent company "Hellenic Stock Exchanges S.A.".

As far as N.B.G. LUXEMBOURG HOLDING S.A. and N.B.G. LUXFINANCE HOLDING S.A are concerned, we are not aware of their shares' intrinsic value, since their balance sheets have not been prepared (both companies were funded in 2001).

5) The deposits of Synthetic Swaps have been valued at cost, while the accrued interest income and any exchange differences up to 31/12/2001 have been recorded in the account of "Accrued Income".

(b) Article 43α par.1-α : Translation of assets and liabilities denominated in foreign currencies (FX) into euro and accounting treatment of exchange differences.

Amounts receivable and payable in foreign currencies outside the Eurozone were translated into Euro using the Exchange Rate Bulletin of the European Central Bank at 28.12.2001 as follows:

Euro 0,8813 USD.

The foreign exchange gains arising from the above translation amount to Euro 6.813,27, while foreign exchange losses arising from the translation of GRD to Euro amount to Euro 0,03.

All exchange differences have been recorded to the Account "Foreign Exchange Differences" and have been transferred to the Profit and Loss Account.

(c) Article 43 par. 2 : Departure from the valuation methods and principles. Application of special valuation methods.

None.

(d) Article 43 par. 7-β : Change in the calculation method of the acquisition cost or the production cost of inventories and securities.

None.

(e) Article 43 par. 7-γ : Description of the difference between the valuation of the inventories and securities and their market value, provided that it is material.

- There are no inventories.
- The difference between the valuation of the securities and their market value is not material.

(f) Article 43 par. 9 : Analysis and explanation of the revaluation of fixed assets which took place during the year in accordance with special laws and details on the movement of the account "Revaluation Differences".

There has been no such case.

3. FIXED ASSETS AND FORMATION EXPENSES

(a) Article 42ε par. 8 : Changes in fixed assets and formation expenses (capitalized expenditure).

The following tables contain the information required by the provision:

I. FORMATION EXPENSES

(amounts in Euro)

	SHARE CAPITAL INCREASE EXPENSES	COMPUTER SOFTWARE
COST AT 31.12.2000	1,467.35	129,382.84
PURCHASES DURING THE YEAR 2001	0.00	35,535.18
SALES DURING THE YEAR 2001	0.00	0.00
COST AT 31.12.2001	**1,467.35**	**164,918.02**
ACCUMULATED AMORTIZATION AT 31.12.200C	1,467.35	90,583.45
AMORTIZATION OF YEAR 2001	0.00	22,845.70
AMORTIZATION REDUCTIONS OF YEAR 2001	0.00	0.00
ACCUMULATED AMORTIZATION AT 31.12.2001	**1,467.35**	**113,429.15**
NET BOOK VALUE AT 31.12.2001	**0.00**	**51,488.87**

II. FIXED ASSETS

(amounts in Euro)

	BUILDINGS & TECHNICAL WORKS	MOTOR VEHICLES	FURNITURE & OTHER EQUIPMENT
COST AT 31.12.2000	166,975.67	0.00	558,730.75
PURCHASES OF YEAR 2001	0.00	3.46	169,367.40
SALES OF YEAR 2001	0.00	0.00	2,718.00
COST AT 31.12.2001	**166,975.67**	**3.46**	**725,380.15**
ACCUMULATED DEPRECIATION AT 31.12.2000	166,975.67	0.00	411,692.34
DEPRECIATION OF YEAR 2001	0.00	0.00	108,262.36
DEPRECIATION REDUCTIONS OF YEAR 2001	0.00	0.00	2,718.00
ACCUMULATED DEPRECIATION AT 31.12.2001	**166,975.67**	**0.00**	**517,236.70**
NET BOOK VALUE AT 31.12.2001	**0.00**	**3.46**	**208,143.45**

(b) Article 43 par. 5-δ : Analysis of additional depreciation.

None.

(c) Article 43 par. 5-ε : Provisions for the write-off of tangible assets..

None.

(d) Article 43 par. 3-ε : Analysis and clarification of the formation expenses (capitalised expenditure) related to this period.

These expenses relate to purchases of software amounting to Euro 35.535,18.

(e) Article 43 par. 3-γ : The amounts and accounting treatment of foreign exchange differences that arose in the current period, on instalments payment and/or the year end revaluation of loans, which were used exclusively for fixed assets acquisition.

There has been no such case.

(f) Article 43 par. 4 quotations α' & β': Analysis and clarification of the "Research and Development Expenses", "Concessions and Industrial Property Rights" and "GOODWILL".

There has been no such case.

4. PARTICIPATIONS

(a) Article 43^{α} par. 1-β' : Participations in the capital of other companies at a percentage greater than 10%.

None.

(b) Article 43^{α} par. β : (It has been added in conjunction with the article 3 of P.D. 326/1994)

Participations in the capital of other companies, in which the Company un unlimited liability partner.

None.

(c) Article 43α par.1-ιε' : Preparation of consolidated financial statements, in which the company's financial statements are included.

The company's financial statements are included in the consolidated financial statements of the NATIONAL BANK OF GREECE S.A.

5. INVENTORIES

(a) Article 43α par.1-ια' : Valuation methods for inventories which deviate from the valuation principles of article 43, due to tax reasons.

There are no inventories.

(b) Article 43α par.1-ι' : Differences from devaluation of current assets and reasons thereof.

The following table contains the information required by the provision.

I. SHARES LISTED ON THE ATHENS STOCK EXCHANGE

(amounts in Euro)

	Shares	Number	At 31.12.2001 Cost	Market Value art.43 par.6-βα L.2190/1920	Devaluation differences (provision) 31.12.2001
1.	Hellenic Stock Exchange Investments S.A. (Common Nominated)	88,000	696,960.00	716,320.00	0.00

II. SHARES NOT LISTED ON THE ATHENS STOCK EXCHANGE

(amounts in Euro)

	Shares	Number	At 31.12.2001 Cost	Market Value art.43 par.6-βγ L.2190/1920	Devaluation differences (provision) 31.12.2001
1.	Central Share Registry S.A.	282,000	501,172.42	1,596,639.00	0.00

III. SHARES NOT LISTED ON THE ATHENS STOCK EXCHANGE IN EXCHANGE WITH SHARES OF HELLENIC STOCK EXCHANGES S.A.

(Amounts in Euro)

	Shares	Number	At 31.12.2001 Cost	Market Value art.14 I.2954/2001	Devaluation differences (provision) 31.12.2001
1.	Central Share Registry S.A.	90,000	159,948.64	1,916,530.65	0.00
2.	Capital Market Systems' Development And Support S.A.	4,500	13,206.16	161,408.63	0.00
3.	Athens Derivatives Exchange S.A.	20,000	58,694.06	448,031.11	0.00
	Total Value				0.00

Notes :

- The shares not listed on the Athens Stock Exchange have been valued at cost according to article 28 par. 5 of the CBR. Thus, there was no need to provide for impairment.

- If, instead of applying the provisions of article 28 par. 5 of C.B.R., the provisions of article 43 par 6-bc of L.2190/1920 and the provisions of article 14 of L.2594/2001 (at exception and only for the shares of those companies whose shares will be exchanged with shares of the company "Hellenic Stock Exchanges S.A." through participation in the share capital increase of the latter) are applied, the cost of acquisition of securities will be lower than their market value and a provision for diminution in value of securities will not be required.
- The book value of the shares that will be exchanged with EXAE shares, will be based on the last published and audited balance sheet which is the year ended 2000. This value is lower than the market value of these shares as determined by the special committee of article 14 of L.2594/2001 and higher than the acquisition cost.

  The following table compares the above values.

(amounts in Euro)

Shares	**Value per share art.14 L.2594/2001**	**Value per share art. 43 par. 6-βγ L. 2190/1920 31.12.2000**	**Cost per share**
1. Central Share Registry S.A.	21.29478503	5.53860436 **(*)**	1.77721
2. Capital Market Systems' Development And Support S.A.	35.86854010	5.77010283	2.93468
3. Athens Derivatives Exchange S.A.	22.40155539	3.21818426	2.93470

(*) The valuation of the intrinsic value of the shares of the Central Share Registry S.A. has been conducted with the total number of shares which have emerged after the share capital increase of the year 2001.

Total number of shares at 31.12.2000	6,000,000
Newly issued shares in the year 2001	6,276,000
Total number of shares at 31.12.2001	12,276,000

IV. DOMESTIC MUTUAL FUND UNITS

(amounts in Euro)

Mutual Funds	Units	At 31.12.2001 Cost	At 31.12.2001 Market Value art.43 par.6-ββ L.2190/1920	Devaluation differences (provision) 31.12.2001
1. Usd Bond - Foreign Bond	1,168,824.131	6,545,963.96	6,527,766.00	**18,197.96**
2. Substructure & Constructions Domestic Shares	226,654.172	2,435,803.37	1,035,923.00	**1,399,880.37**
3. Small Cap Domestic shares	546,816.913	4,013,312.76	1,288,629.00	**2,724,683.76**
4. Domestic Income Bond	2,195,575.481	17,862,931.24	17,754,960.00	**107,971.24**
5. International Foreign Shares	21,119.881	117,388.11	87,926.00	**29,462.11**
6. Euro Bond - Foreign Bond	749,388.736	4,001,219.03	3,995,816.00	**5,403.03**
7. Top - 30 Domestic shares	1,584,817.448	2,347,762.29	2,302,740.00	**45,022.29**
8. Financial Domestic shares	1,000,000.000	2,934,702.86	2,002,700.00	**932,002.86**
Total Devaluation Provision at 31.12.2001				**5,262,623.62**
Accumulated Devaluation Provision at 31.12.2000				**3,449,567.38**
Amount of the Devaluation Provision to be accounted for at 31.12.2001				**1,813,056.24**

V. FOREIGN MUTUAL FUND UNITS

(amounts in Euro)

	Mutual Funds	Units	At 31.12.2001 Cost	At 31.12.2001 Market Value art.43 par.6-ββ L.2190/1920	Devaluation differences (provision) 31.12.2001
	Mutual Funds Units "NBG SYNESIS"				
1.	World Click Sub-fund /B	607.000	607,000.00	608,172.00	**0.00**
2.	Growth Str. Sub-fund /B	10.025	1,002,460.00	1,002,797.00	**0.00**
	Total Value				**0.00**
	Mutual Funds Units "NBG INTERNATIONAL"				
1.	Emerging Euro Bond Sub-fund /B	1.001.121	1.000.000.00	1.004.485.00	**0.00**

6. SHARE CAPITAL

(a) Article 43α par.1-δ' : Categories of shares of which the share capital consists.

The following table contains the information required by the provision.

(amounts in Euro)

	NUMBER OF SHARES	PAR VALUE	TOTAL VALUE
COMMON NOMINATED SHARES	200,000	3.00	600,000.00
TOTAL	**200,000**	**3.00**	**600,000.00**

The Company's shares can only be transferred after permission from the Monetary and Credit Committee of the Bank of Greece in conjunction with the Capital Market Committee's permission.

(b) Article 43α par.1-γ' : Issued shares during the period for share capital increase.

During 2001 there was no issuance of new shares.

The company's share capital increased by the amount of Euro 13.059,43, through the increase of the par value of the share by Euro 0,07, pursuant to a decision taken by the 28th Ordinary General Meeting of the shareholders, of capitalising prior years' taxable extraordinary reserves. The increase incurred due to the introduction of the Euro and in accordance with the provisions of L. 2842/27.09.2000.

(c) Article 43α par.1-ε' and 42ε par.10: Issued securities and embedded rights.

No issuance of securities.

(d) Article 43α par.1-στ' : Acquisition of own shares during the current period.

No acquisition of own shares.

The following table comprises of the variations of the share capital and the company's shareholders.

(amounts in Euro)

I.	SHARE CAPITAL VARIATIONS	Number of Shares	Share Capital
1.	Initial Share Capital	10,000,000	29,347.03
2.	Share Capital Increase (year 1992)	40,000,000	117,388.11
3.	Share Capital Increase (year 1996)	50,000,000	146,735.14
4.	Share Capital Increase due to the merger with "Ktimatiki Mutual Fund Management Company" (30.06.2000)	100,000,000	293,470.29
5.	Share Capital Increase through capitalization of prior years' taxable extraordinary reserves (increase of the par value by the amount of Euro 0,07 per share)	0	13,059.43
	Total	200,000,000	600,000.00

II.	SHAREHOLDERS	Percentage %	Number of Shares	Share Capital
1.	ETEVA	46.50%	93,000	279,000.00
2.	National Bank of Greece	34.50%	69,000	207,000.00
3.	Ethniki Kefalaiou	17.10%	34,200	102,600.00
4.	NBG BANCASSURANCE	1.90%	3,800	11,400.00
	Total	100.00%	200,000	600,000.00

7. PROVISIONS AND LIABILITIES

(a) Article 42ε par.14 quotation δ: Analysis of the account "Other provisions", if the amount is material.

In the account "Other provisions", an amount of Euro 117.388,11 is included. This has been formed by the ex-Ktimatiki Mutual Fund Management Company and relates to tax surcharge arising from future statutory audit for the years that the Company has not been subject to a tax audit.

Article 43α par.1 quotation ιζ: The method of valuing the provision for staff termination indemnity is quoted.

In the current period, a provision for staff termination indemnity has been formed, which covers staff compensation due to termination or retirement. This provision amounts to Euro 123.300,60 and is included in the Profit and Loss Account.

The accumulated provision at 31.12.2001 amounted to Euro 514.414,14. The above amount was reduced by the amount of Euro 66.500,44, due to the voluntary retirement of 2 employees. The provision remaining amounts to Euro 447.913,70 and appears in the Balance Sheet in Ch.B par. 1 representing the provision for all other employees.

The provision for staff termination indemnity represents 100% of the indemnity given.

(b) Article 43α par.4-ζ: Financial commitments arising from contracts etc. which are not included in the off-balance sheet accounts. Payment of specific monthly allowances and financial commitments for affiliated companies.

None.

(c) Article 43α par.1-ιβ: Potential material liabilities for tax and tax payable that may have to be paid during the current period and prior periods, provided that these are not shown in the liabilities or provisions.

None.

(d) Article 43^{α} par.1-στ: Long term liabilities over 5 years.

None.

(e) Article 43^{α} par.1-στ: Liabilities covered by mortgages.

None.

8. PREPAYMENTS AND ACCRUALS

Article 42ε par. 12: Analysis of the accounts of "Accrued Income" and "Prepaid Expenses".

The following table contains the information required by the provision.

		(amounts in Euro)
	ACCRUED INCOME	
1.	Income from Synthetic Swaps	**5,303.01**
	PREPAID EXPENSES	
1.	Other catering expenses	366.72
2.	Electricity	1,492.00
3.	Water supply	226.30
4.	Telecommunications	9,616.77
5.	Mobile Telecommunication (Panafon SA)	139.89
6.	Sundry expenses	2,199.35
	TOTAL	**14,041.03**

9. Off-balance sheet items

Article 42ε par.11: Analysis of the off-balance sheet items, to the extent to which this liability is not covered by the information of par.10.

In the account of "Items in custody and safekeeping" the following amounts are included :

- An amount of Euro 0,08 which represents cash balance in bank accounts for investment in the products of "DESMES DELOS MUTUAL FUNDS".
- An amount of Euro 529,58 which represents cash balance in bank accounts for investment in continuous investment programs.

10. Guarantees provided and mortgages

Article 42ε par.9: Guarantees and mortgages provided by the company.

None.

11. Fees, advances and credits to management

(a) Article 43α par.1-ιγ.: (As amended by article 3 of P.D. 325/1994). Fees to members of management and directors of the company.

The following table contains the information required by the provision.

(amounts in Euro)

FEES & CREDITS TO MANAGEMENT	
1. Fees to the charmain of the Board of Directors	81,033.77
2. Fees to members of the Board of Directors	47,542.23
3. Fees to members of the Mutual Funds Investment Committee	19,721.20
4. Fees & Social Security contributions to the General Manager	318,222.82
Total	**466.520.02**

(b) Article 43α par.1-ιγ.: Liabilities created or taken over for financial assistance to members of management and directors leaving the company during the current period.

None.

(c) Article 43α par.1-ιδ.: Advances and credits given to members of management (members of the Board of Directors and managers).

None.

12. PROFIT AND LOSS ACCOUNT

(a) Article 43α par.1-η.: Turnover by category of operations and geographical markets.

The Company's turnover amounts to 28.066.804,93 Euro and is analysed in the following table:

(amounts in Euro)

TURNOVER OF "DIETHNIKI" MUTUAL FUND MANAGEMENT COMPANY	
1. Fee Income for managing Mutual Fund	58,948,825.24
2. Commission from the sale of Mutual Fund Units	1,948,907.40
3. Commission for the purchase of Mutual Fund Units	-33,142,623.68
4. Commission from the exchange of Mutual Fund Units	311,695.97
Total Turnover	**28.066.804.93**

(b) Article 43α par.1-θ.: Average staff employed during the period, their categories, together with their total cost. It is clarified that the "Management Personnel (officers)" includes the monthly paid staff.

The following table contains the information required by the provision.

Average Management Personnel: Number: 53

Salaries:	euro	1,532,933.89
Social Security contributions:	euro	368,003.53
Other staff benefits:	euro	160,221.67
Indemnity for voluntary early retirement:	euro	122,373.61
Total	**euro**	**2,183,532.70**

(c) Article 42ε par.15-β.: Analysis of the extraordinary and non-operating expenses and income.

The following table contains the information required by the provision.

1. EXTRAORDINARY AND NON-OPERATING INCOME

* Exchange differences	euro	6,813.24
* Other extraordinary and non-operating income	euro	78.18
TOTAL	**euro**	**6,891.42**

2. EXTRAORDINARY INCOME

* Income from the sale of furniture & other equipment	euro	939.09
TOTAL	**euro**	**939.09**

3. EXTRAORDINARY AND NON-OPERATING EXPENSES

* Interest payable to the National Bank of Greece for late dividend payment	euro	11,390.32
* Tax penalties and surcharges	euro	1,534.85
* Other penalties	euro	18,224.21
* Other extraordinary and non-operating expenses	euro	1,354.45
TOTAL	**euro**	**32,503.83**

(d) Article 42ε par.15-β.: Analysis of the accounts "Prior years' income", "Income from prior years' provisions" and "Prior years' expenses".

The following table contains the information required by the provision.

1. PRIOR YEARS' EXPENSES

* Debit differences of the account 56.01	euro	153.26
* Auditors' fees relating to prior periods	euro	22,578.43
* Fees relating to prior years for the National Bank of Greece- Frankfurt branch	euro	1,532.68
* Other Prior Years' Expenses	euro	8,243.30
TOTAL	**euro**	**32,507.67**

2. INCOME FROM PRIOR YEARS' PROVISIONS

* Income from prior years' unused provisions of staff termination indemnity	euro	66,500.44
TOTAL	**euro**	**66,500.44**

13. OTHER INFORMATION REQUIRED TO FULLY UPDATE THE SHAREHOLDERS AND FOR THE PRESENTATION OF THE TRUE AND FAIR POSITION

(a) Article 43α par. 1-1ζ: Any other information considered necessary to fully updating the shareholders and third parties and the presentation of the true and fair position.

- Since 08.11.2001, the Company manages a new Mutual Fund named "DELOS PET-OTE GROSS INTERNATIONAL", while at 29.06.2001, the Mutual Fund "DELOS CAPITAL 2000 Management of Domestic Funds" matured upon a contractual agreement.
- During December 2001, a license was granted by the Capital Markets Committee for the distribution in Greece of Mutual Funds "NBG SYNESIS SICAV", while the license for the distribution of Mutual Funds "NBG INTERNATIONAL SICAV" is being awaited. "Diethiki Mutual Fund Management Company" manages these funds.
- A provision for possible interest charges (mainly from the Cash Mutual Fund) amounting to Euro 503.087,85, which the company may be liable to pay if the audit currently under way determines that the Bank's entries are correct, has not been established.
- The company has not been subject to a tax audit for the periods 1999, 2000, 2001. Therefore taxes payable for these years have not been determined yet. In addition, "Ktimatiki Mutual Fund Management Company", has not been subject to a tax audit from incorporation (30.07.1991) until its absorption by "Diethniki Mutual Fund Management Company"(16.02.2000).

Athens, 2 April 2002

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE AUTHORIZED MEMBER & A΄ VICE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE CHIEF FINANCIAL OFFICER
N. BERTSOS	AP. TAMBAKAKIS	G. PAPOUTSIS	ST. SAVVIDIS

AUDITORS' REPORT

It is certified that the above Appendix consisting of 14 pages, is the same mentioned in the Auditors' Report dated 3 April 2002.

Athens, 3 April 2002

THE CERTIFIED PUBLIC ACCOUNTANTS AUDITORS

PANAGIOTIS G. MAKROPOULOS	KONSTANTINOS I. MALISOVAS
Reg.No. ICPAG 11271	Reg.No. ICPAG 11281
SOL SA	BKR PROTYPOS ELEGKTIKI SA

APPENDIX TO
THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001
OF "ETHNIKI LEASING S.A."
(In accordance with the provisions of Cod. L. 2190/1920, as currently in force)

1. Legal preparation and structure of the financial statements
Departures due to the principle of presentation of the true and fair position.

Article 42α § 3: Departure from the relevant provisions for the preparation of the annual financial statements which was considered necessary for the presentation of the true and fair position as required by the provision of § 2 of this article.

None

Article 42β § 1: Departure from the principle of consistency of structure and presentation of the Balance Sheet and of the Profit and Loss account.

None

Article 42β § 2: Recording of element in a special account that is related to more than one obligatory account.

There has been no such situation

Article 42β § 3: Adaptation of the structure and the titles of the accounts with Arabic numbering whenever it is required by the special nature of the business.

Such adaptations are shown in the balance sheet with the sign (a) or (b) after the Arabic numbers, which relate to the accounts of the Greek Chart of Accounts. This was mainly done in the accounts of leased assets in order to differentiate from the assets owned and used by the Company itself.

Article 42β § 4: Condensation of Balance Sheet Accounts that corresponds to Arabic numbers, as required by this provision.

None

Article 42β § 5: Adjustments of prior year balances in order to be uniform and comparable with the corresponding balances of the current period.

None

Article 43β § 2 which was added to article 6 of P.D. 325/94. Exchange rate of the Greek drachma to EURO in case the annual financial statements were also published in EURO.

The annual financial statements were not published in EURO. They were only published in drachmas.

2. Valuation of assets

Article 43α § 1-α: Assets valuation methods and calculation of depreciation and provisions for impairment.

(a) The tangible assets were valued at acquisition cost, increased by additions and improvements and decreased by the *depreciation provided by the law.*
Specifically a) The depreciation on assets owned and used by the Company was calculated using the rates of the P.D. 100/98.
b) The depreciation on the leased assets (with the reservation stated in paragraph 12ε of this Appendix) was calculated according to the duration of the financial lease contracts.

Article 43α 1-α: Translation of assets and liabilities denominated in foreign currencies (FX) into drachmas and accounting treatment of exchange differences.

These are no foreign currency amounts receivable. The amounts owed (loans) denominated in EURO and in foreign currencies were valued at the exchange rates of 31.12.01 of the EURO against the drachma, as mentioned in the European Central Bank's Exchange Rates Bulletin dated 31.12.01, and in accordance with Article 28 par. 7 of the Books and Records Code (P.D. 186/1992), as amended by article 7 of L. 2842/2000.
In accordance with this procedure the following have arisen:
During the accounting period, the valuation of liabilities as at 31.12.01, resulted in debit exchange differences of GRD 39 804 601 and credit exchange differences of GRD 20 926 533 respectively. These amounts were charged to the extraordinary results of the period.

Article 43 § 2: Departure from the valuation methods and principles. Implementation of special valuation methods.

None

Article 43 § 7-β: Change in the calculation method of the acquisition cost or the production cost of inventories and securities.

There is no such case.

Article 43 § 7-γ: Description of the difference between the valuation of the stocks and securities and their market value provided that the latter is material.

There is no such case.

Article 43 § 9: Analysis and explanation of the revaluation of fixed assets, which took place during the year, in accordance with special laws and with indication of the movement concerning the account "Revaluation differences".

There is no such case.

3. Fixed assets and formation expenses

Article 42ε § 8: Changes in fixed assets and formation expenses (capitalized expenditure).

At the end of this Appendix, there are two tables containing the information required by this article. The first table refers to tangible fixed assets and the second refers to formation expenses.
The tables mentioned are expressed in GRD thousands.

Article 43 § 5-δ: Analysis of additional depreciation.

None

Article 43 § 5-ε: Provisions for devaluation of tangible fixed assets.

None

Article 43 § 3-ε: Analysis and clarification of the formation expenses (capitalized depreciation) related to this period.

At the end of this Appendix, there is the table mentioned in 3a above with the information required by this article. It must be clarified that:
1. The "Expenses of acquiring leased real estate", which are listed in detail in a table at the end of this Appendix, relate to expenses of acquiring leased real estate, which will be depreciated equally proportionally to the duration of the relevant financial lease contracts.
2. The "Other formation expenses" mainly relate to expenses incurred due to the company's capital increase (tax on capital increase etc), as well as to expenses incurred for the acquisition of software, which is currently owned and used by the company.

Article 43 § 3-γ: Amounts and accounting treatment of foreign exchange differences that arose in the current period, on installment payments and/or the year end revaluation of loans, used exclusively for fixed asset acquisitions.

There are no such amounts.

Article 43 § 4 quotations α' and β': Analysis and clarification of the "Research and Development Expenses", "Concessions and industrial property rights" and "GOODWILL"

There are no such amounts.

4. Participations

Article 43a § 1-β: Participations in the capital of other companies at a percentage greater than 10%.

There are no such participations.

Article 43a § 1-ιε: Preparation of consolidated financial statements, in which the company's financial statements are included.

The Company's financial statements are subject to consolidation with the financial statements of the NATIONAL BANK OF GREECE S.A., Aiolou 86 ATHENS, Reg. No. 6062/06/B/86/01, as the Company is a member of the NBG Group. NBG is responsible for their publication.

5. Inventories

Article 43α § 1-ια: Valuation methods for inventories, which deviate from the valuation principles of, article 43, due to tax reasons.

There are no inventories.

Article 43α § 1-ι: Differences from the devaluation of current assets and reasons thereof.

None

6. Share Capital

Article 43α § 1-δ: Categories of shares, of which the share capital consists.

Common shares in EURO

	Number	Par value	Total value
GRD	900 000	10 001,01	9 000 911 250
EURO	900 000	29,35	26 415

Based on the resolution of the General Meeting of 4.4.2001 there was a rounding of the share capital, in order to be expressed in EURO. Due to the above rounding, the share capital was increased by GRD 911 250.

Article 43α § 1-γ: Issued shares during the period for increasing the share capital.

There has been no such case.

Article 43α § 1-ιστ: Acquisition of own shares during the current period.

No acquisition of own shares.

7. Provisions and liabilities

Article 42ε § 14 quotation δ: Analysis of the account "Other provisions", if the amount is material.

Provisions for non performing loans not over due

Article 43α § 1-ζ: Financial commitments arising from contracts etc., which are not included in the off-balance sheet accounts. Payment of specific monthly allowances and financial commitments for affiliated companies.

None

Article 43α § 1-ιβ: Potential material liabilities for tax and tax payable that may have to be paid during the current period and prior periods, provided that these are not shown in the liabilities or provisions.

There are no liabilities of this nature known. The tax authorities have audited the Company until the period 1995. For the periods 1996 until 2000 a tax audit is under way.

Article 43α § 1-στ: Long-term liabilities over 5 years.

None

Article 43α § 1-στ: Liabilities covered by mortgages.

None

8. Prepayments and accruals

Article 42ε § 12:
a) Analysis of the accounts "Accrued income" and "Prepaid expenses".

The "Prepaid expenses" of GRD 1 424 820 include expenses paid in the current period but relate to the next period and are analyzed as follows:

M.vehicle expenses	GRD	1 140 653
PC maintenance contracts	GRD	266 667
Subscriptions	GRD	17 500

b) Analysis of the accounts "Deferred income" and "Accrued expenses".

The "Deferred income" of GRD 1 364 662 904 relate to rentals received in the current period and relate to the next period.

The "Accrued expenses" of GRD 736 807 201 relate to expenses of the current period payable in the next period and are analyzed as:

Interest	GRD	732 542 778
Various operating expenses	GRD	4 264 423

9. Off-balance sheet items

Article 42ε § 11: Analysis of the off-balance sheet items, to the extent that this liability is not covered by the information of par. 10

The off-balance sheet items are analyzed as follows:

Third parties' guarantees received as collateral for receivables	GRD	913 596 136
Letters of Guarantee received as collateral for contract execution	GRD	2 545 951 598
Non-performing receivables	GRD	420 827 096
Receivables as guarantee	GRD	105 930 000
Remaining capital for debts in litigation	GRD	455 836 163
Letters of credit (imports) on behalf of customers	GRD	412 410 000
Customers' debts written off	GRD	587 884 426
Differences from tax audit claimed through courts	GRD	895 604 558

10. Guarantees provided and Mortgages

Article 42ε § 9: Guarantees and mortgages provided by the company.

There are no such amounts.

11. Fees, advances and credits to management

Article 43α § 1-ιγ: Management fees and directors remunerations.

The fees mentioned amounted in total to GRD 26 120 000 before tax.

Article 43α § 1-ιγ: Liabilities created or taken over for financial assistance to management members and directors, who left the company during the current period.

None

Article 43α §1-ιδ: Advances and credits given to management members (Board of Directors and managers)

None

12. Profit and loss account

Article 43α § 1η: Turnover by category of operations and geographical markets (The turnover is considered as determined in the article 42ε § 15-quotation α1).

The turnover (which resulted totally from activities in Greece) is analyzed as follows:

Rentals for movable equipment	GRD	13 079 664 439
Rentals for properties	GRD	923 944 970
Proceeds from the sale of movable equipment	GRD	385 869 685

Article 43α § 1-θ: The average of staff employed in all the categories, during the period, including their total cost. It is clarified that the "Management personnel (officers)" includes the monthly paid staff, while the "Technical working personnel" includes the daily paid staff.

Average number of staff
Management personnel (officers) 21 persons
Staff costs
Management personnel (officers)

Salaries	GRD	202 983 433
Social Sec. Contribut.	GRD	42 122 160
Other benefits	GRD	13 195 510

Article 42ε § 15β: Analysis of the extraordinary and non-operating expenses and income (namely the "extraordinary and non-operating expenses" and "extraordinary and non-operating income". If the amounts of "extraordinary losses" and "extraordinary profits" are material, in accordance with the provision of article 43α §1-ιγ, their analysis is also provided (on the basis of the accounts 81.02 and 81.03 of the Greek Chart of Accounts).

1. The extraordinary and non-operating expenses of GRD 172 927 054 include:

- Exchange differences of GRD 39 804 601 that have arisen during the period, analyzed in paragraph 2b of this Appendix.
- Amortization of exchange differences of GRD 133 086 995 that had arisen during prior periods (relating to the exchange differences of loans for the acquisition of tangible assets).
- Others GRD 35 460

2. The extraordinary income of GRD 31 667 624 is analyzed as follows:

- Exchange differences of loans GRD 20 926 533
- Others GRD 10 741 091

Article 42ε § 15-β: Analysis of the accounts "Prior year's income", "Income from previous years provisions" and "Prior year's expenses".

The balances "Prior year's income" of GRD 33 788 956 and "Prior year's expenses" of GRD 49 604 862, which are also mentioned below, in paragraph 12(στ), are analyzed as follows:

a) Expenses

Assigned claims	GRD 34 885 409
Others	GRD 14 719 453

b) Income

Assignment of claims	GRD 33 617 683
Others	GRD 171 273

Article 43ε § 1-ιζ: Any other information required by specific provisions of legislation in force.

(1) On the basis of legislation in force, the company depreciates the leased assets of the contracts issued since 1/1/96 and thereafter, equally, over the years of the contract's duration. In contrast, as far as the financial lease contracts issued until 31/12/95 are concerned, the company depreciates the leased assets, which will become the property of the lessee after the end of the lease period, in accordance with the rates provided by the tax legislation. The lease duration is not taken into consideration. Hence, for the above leases (dated prior to 31/12/95) no reconciliation exists between the income generated from the lease and the cost (namely the depreciation), as required by the provisions of the Cod. L. 2190/1920. The Company, during the current period, depreciated the fixed assets, for which financial leases were issued before 31.12.95 with an amount of GRD 60 million approximately. Furthermore, this amount was charged to the account "Cost of sales".
(2) As at 31.12.01, the net book value of the leased assets was greater than the remaining capital of the underlying financial lease contracts by approximately GRD 1.4 billion. The profit and loss accounts of future periods will gradually be charged by the above amount. The corresponding difference was approximately GRD 0.8 billion and GRD 1.15 billion in 31.12.99 and 31.12.00 respectively.
(3) No depreciation on the leased land was calculated, in accordance with the provisions of the tax legislation and the article 27, par. 4 of L. 2682/99, governing financial leases.

Article 43α § 1-ιζ: Any other information, considered necessary for the purpose of fully updating the shareholders and third parties and for the presentation of a fair view of the company's asset structure, financial position and the profit and loss account for the year.

1. A great part of the Company's problematic portfolio (which was accumulated in previous periods) was assigned (invoiced) to an affiliated Company (member of the NBG Group) mainly, in the periods, 1999 and 2000. The assigned claims (significantly diminished in the current period) amounted to GRD 59 062 173 in the year 2001, and consisted of leases of GRD 25 444 490 (which were considered as an operating income of the period) and overdue claims of GRD 33 617 683. The latter amount, for technical reasons, is included as income in the Company's extraordinary results (prior year's income), as well an equivalent charge is included in the balance of prior years' expenses. It is noted that the cost (accumulated depreciation) for the acquisition of the above operating income (GRD 25 444 490) amounted to GRD 6 110 925 and was charged to the balance of "Cost of sales".

2. The Company's long-term borrowing liabilities are denominated in drachmas/EURO while the short-term liabilities are denominated in EURO, in equivalent GRD 7 651 858 155 and in Foreign currencies, which is equivalent to GRD 1 356 750 837.
3. The Company's leased real estate is included in a detailed table at the end of this Appendix.

ATHENS, 30 January 2002

THE CHAIRMAN OF THE BOARD OF DIRECTORS	THE MANAGING DIRECTOR	THE DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL OFFICER
ANDREAS S. VRANAS	DIMITRIOS G. PINES	DIMITRIOS P. BILINIS	NIKOLAOS D. DIMITROPOULOS

The above appendix, consisting of six (6) pages and three (3) tables, is the same mentioned in the Auditor's Report dated 31st January 2002.

Athens, 31 January 2002

The Certified Public Auditor

George St. Alifantis
Reg. No. ICPAG 10091
ARTHUR ANDERSEN S.A.

ANALYSIS OF FIXED ASSETS AND DEPRECIATION
31.12.2001

GRD THOUSAND

ETHNIKI LEASING SA

	COST 1.1.2001	ADDITIONS	WRITE-OFFS	DISPOSALS	TRANSPORTATION		REVALUATION	COST 31.12.2001
					DEBIT	CREDIT		
LAND	1 951 178	504 942						2 456 120
BUILDINGS	4 537 663	1 658 189		(78 707)				6 117 145
MACHINERY	30 150 142	8 949 138		(6 475 302)				32 623 978
MOTOR VEHICLES	8 390 670	3 994 491		(3 329 387)				9 055 774
FURNITURE, ELECTRONIC AND OTHER EQUIPMENT	8 554 380	2 992 520		(3 337 720)				8 209 180
FIXED ASSETS UNDER CONSTRUCTION AND ADVANCES	258 553	338 546				(258 553)		338 546
TOTAL	53 842 586	18 437 826	0	(13 221 116)	0	(258 553)	0	58 800 743

ACCUMULATED DEPRECIATION OF FIXED ASSETS
31.12.2001

	ACCUMULATED DEPRECIATION 1.1.2001	DEPRECIATION FOR YEAR	WRITE-OFFS	REDUCTION DUE TO DISPOSALS	TRANSPORTATION		REVALUATION	ACCUMULATED DEPRECIATION 31.12.2001
					DEBIT	CREDIT		
BUILDINGS	501 190	431 242		(78 707)				853 725
MACHINERY	12 789 583	6 801 453		(6 475 302)				13 115 734
MOTOR VEHICLES	5 162 289	2 148 159		(3 329 387)				3 981 061
FURNITURE, ELECTRONIC AND OTHER EQUIPMENT	4 795 891	1 686 548		(3 337 720)				3 144 719
TOTAL	23 248 953	11 067 402	0	(13 221 116)	0	0	0	21 095 239

TOTAL OF NET BOOK VALUE 37 705 504

ANALYSIS OF ESTABLISHMENT EXPENSES AND DEPRECIATION
31.12.2001

GRD THOUSAND

ETHNIKI LEASING SA

	COST 1.1.2001	ADDITIONS	WRITE-OFFS	DISPOSALS	TRANSPORTATION		REVALUATION	COST 31.12.2001
					DEBIT	CREDIT		
LOAN EXCHANGE DIFFERENCES	1 046 475							1 046 475
OTHER ESTABLISHMENT EXPENSE	155 700	8 445						164 145
ACQUISITION COST OF LEASED ESTATE	977 997	291 034						1 269 031
OTHER ESTABLISHMENT EXPENSES OF LEASED ASSETS	164 177	102 622		(66 965)				199 834
								0
								0
TOTAL	2 344 349	402 101	0	(66 965)	0	0	0	2 679 485

ACCUMULATED DEPRECIATION OF TANGIBLE FIXED ASSETS
31.12.2001

	ACCUMULATED DEPRECIATION 1.1.2001	DEPRECIATION FOR YEAR	WRITE-OFFS	REDUCTION DUE TO DISPOSALS	TRANSPORTATION		REVALUATION	ACCUMULATED DEPRECIATION 31.12.2001
					DEBIT	CREDIT		
LOAN EXCHANGE DIFFERENCES	913 388	133 087						1 046 475
OTHER ESTABLISHMENT EXPENSE	110 253	18 716						128 969
ACQUISITION COST OF LEASED ESTATE	118 136	111 822						229 958
OTHER ESTABLISHMENT EXPENSES OF LEASED ASSETS	97 872	43 405		(66 965)				74 312
TOTAL	1 239 649	307 030	0	(66 965)	0	0	0	1 479 714

TOTAL OF NET BOOK VALUE 1 199 771

SCHEDULE OF REAL ESTATE OWNED BY THE COMPANY AS AT 31.12.2001

REAL ESTATE ADDRESS	DATE OF ACQUISITION OF REAL ESTATE	ACQUISITION COST OF LAND	S.M. OF LAND	PERCENTAGE OF JOINT OWNERSHIP OF LAND	ACQUISITION COST OF BUILDINGS	S.M. OF BUILDING	ACQUISITION COST OF FIXED ASSETS	TOTAL COST OF ACQUISITION	DESCRIPTION OF REAL ESTATE
54 AIGIALIAS, PARADISOS AMAROUSIOU	Jun 99	70 104 600	1 450.27	210o/oo	99 895 400	321.5	22 680 600	192 680 600	GROUND FLOOR STORE WITH UPPER LEVEL
282 E. BENIZELOU &102-108 EYRIPIDOU, TZITZIFIES, KALLITHEA	Jul 99	802 650 550	3 050.34	1000o/oo	1 497 349 450	7 052.34	364 609 202	2 664 609 202	HORIZONTAL OWNERSHIP (OFFICES) AND PARKING AREA
3-5 GRAVIAS & 1-3 METHONIS, ATHENS	Dec 99	100 580 000	369.50	451,52o/oo	218 420 001	1 359.93	49 466 731	368 466 732	STORE (GROUND FLOOR WITH A BASEMENT) & STOREROOM HORIZONTAL OWNERSHIP
8 LEONIDIOU & 17-19 KALLERGI, METAXOURGIO, ATHENS	Jan 00	28 000 000	216.34	200o/oo	52 000 000	391.57	4 113 716	84 113 716	GROUND FLOOR STORE WITH UPPER LEVEL AND BASEMENT
10 LEONIDIOU, METAXOURGIO, ATHENS	Jan 00	13 500 000	185.11	564o/oo	45 500 000	207.03	3 879 224	62 879 224	GROUND FLOOR STORE-OFFICE WITH BASEMENT
21 KALLERGI, METAXOURGIO, ATHENS	Jan 00	40 500 000	312.86	534o/oo	120 500 000	754.845	39 572 150	200 572 150	THREE STOREY BUILDING WITH A BASEMENT
50-52 BENIZELOU, EGNATIAS & KLEISOURAS, THESSALONIKI	Apr 00	27 695 167	428.01	56,40o/ooo	110 304 833	441.4	22 929 098	160 929 098	8th FLOOR HORIZONTAL *OWNERSHIP (OFFICE)*
1 FRAGON & 13 K. MOSKOF, STRATIGOU SFETSOU, THESSALONIKI	Jun 00	18 505 699	919.10	20,9o/oo 1,95o/oo	96 494 301	148.52	15 151 300	130 151 300	DIVIDED STOREROOM AT THE BASEMENT
25 ETHNIKIS ANTISTASEOS & GEORGIOU ZLATKOU, SERRES	Jun 00	5 146 967	462.00	20o/oo	45 853 033	64.6	6 954 100	57 954 100	TWO GROUND FLOOR HORIZONTAL OWNERSHIPS (STORES) AND A BASEMENT STOREROOM
35 GRIGORIOU LAMPRAKI & ANDREA LAZARAKI, GLYFADA	Jun 00	50 354 925	469.07	130o/oo 10o/oo	205 645 075	118	38 921 270	294 921 270	GROUND FLOOR STORE WITH UPPER LEVEL AND BASEMENT
SPETSON ST. (LOCATION KOTOVAGIA OR PALOURIA), PARALIAS COMMUNITY, PATRA	Aug 00	10 999 392	2 763.97	100%	50 200 608	1204.6	10 861 356	72 061 356	GROUND FLOOR MANUFACTURING PLANT
17 28th OKTOVRIOU & 17 VERANZEROU	Nov 00	241 670 420	255.50	1000o/oo	1 326 029 580	2635.5	255 683 320	1 823 383 320	HORIZONTAL OWNERSHIP *MULTI-STOREY STORE*
150 TATOIOU	Dec 00	539 185 777	8 220.58	100o/oo	360 814 223	5783	142 173 440	1 042 173 440	OFFICES AND STOREROOMS
85 17th NOEMVRIOU (*PYLAIAS), THESSALONIKI*	Dec 00	2 284 570	8 138.10	26,22/1000 12,17/1000	42 715 430	376.84	5 654 520	50 654 520	GROUND FLOOR AND BASEMENT PROFESSIONAL SPACE
54 TRYFONOS MITSOPOULOU, PIRAEUS	Apr 01	32 377 584	271.47	134o/oo	75 622 416	316	15 258 890	123 258 890	GROUND FLOOR STORE WITH UPPER LEVEL AND BASEMENT
8 POLYFIMOU, KOMOTINI	Apr 01	3 634 743	472.03	85o/oo	36 365 257	121.85	8 295 182	48 295 182	GROUND FLOOR STORE WITH UPPER LEVEL
142 CHAR. TRIKOUPI & KOMNINON, THESSALONIKI	Apr 01	5 539 123	174.38	210o/oo	35 460 877	176.25	8 198 327	49 198 327	GROUND FLOOR STORE WITH UPPER LEVEL
VIPE SINDOU THESSALONIKIS	Jul 01	72 500 000	7 250.00	1000o/oo	97 500 000	4729.25	45 352 114	215 352 114	MANUFACTURING BUILDING BLOCK
15 MPAKATSELOU, THESSALONIKI	Jul 01	7 564 364	175.04	80o/oo	30 435 636	65.00	5 828 400	43 828 400	6th FLOOR APARTMENT (C CAVITY) OF MULTI-STOREY PRESERVED BUILDING
8-10 SACHTOURI-EYRIPIDOU-EYMORFOPOULOU, LOCATION PSIRI	Sept 01	1 950 408	522.00	44o/oo	22 149 592	143.72	3 670 692	27 770 692	HALL (STOREROOM)
MESSARIA (KALLISTIS MUNICIPALITY), THIRAS	Sept 01	16 096 337	4 332.47	1000o/oo	143 903 663	959.00	18 097 814	178 097 814	*TWO STOREY BUILDING* WITH BASEMENT STOREROOMS
VIPE SINDOU THESSALONIKIS	Sept 01	19 440 000	1 944.00	1000o/oo	40 560 000	640.00	8 906 036	68 906 036	HANDICRAFT SPACE
28 KAPODISTRIOU, TRIKALA	Nov 01	4 659 508	662.81	423,5o/oo	22 840 492	71.00	4 690 499	32 190 499	APARTMENT-OFFICE
8-10 TSIREON, MAKRIGIANNI, ATHENS	Nov 01	88 765 420	540.95	203 o/oo	311 234 581	619.36	51 994 628	451 994 629	TWO FOURTH FLOOR OFFICES AND 28 PARKING PLACES
54 KATSADONI & PAPADIAMADI, KORDELIO, THESSALONIKI	Nov 01	180 910 975	1 572.60	395,8 o/oo	294 089 025	1545.37	62 869 410	537 869 410	GROUND FLOOR STORE WITH A BASEMENT, 11 PARKING PLACES AND THE RIGHT TO USE A FLOOR APARTMENT
8-10 TSIREON, MAKRIGIANNI, ATHENS	Dec 01	56 443 041	540.95	201 o/oo	293 556 959	940.16	46 241 822	396 241 822	FIFTH FLOOR OFFICE, SIXTH FLOOR (MECHANICAL), 18 PARKING PLACES AND USE OF UNCOVERED SPACES AND STOREROOMS
4 ADROUTSOU, MAROUSI	Dec-01	15 060 074	547.44	210 o/oo	34 656 526	127.6	6 976 850	56 693 450	FIFTH FLOOR HORIZONTAL OWNERSHIP WITH PARKING PLACE AND STOREROOM
TOTAL		**2 456 119 644**			**5 710 096 958**		**1 269 030 691**	9 435 247 293	

13.5 Other Information

REPORT OF THE BOARD OF DIRECTORS

The results of the Bank were as follows:

GRD million	**2001**	**2000**
Operating income	3 824 612	3 797 610
Operating expenses before provisions, depreciation and taxes	(3 566 974)	(3 457 949)
Extraordinary income and profits less extraordinary charges	30 638	19 751
Profits before depreciation, provisions and taxes	288 276	359 412
Less: Depreciation as required by law	(27 125)	(23 106)
Profits before provisions and taxes	**261 151**	**336 306**

From the above profits, before tax and provisions, the following provisions were made:

GRD million	**2001**	**2000**
Profits before provisions and taxes	261 151	336 306
Provisions for doubtful debts AN 396/68	(39 636)	(38 000)
Provisions for staff compensation on retirement	(364)	-
Provisions for general banking risks	(519)	(292)
Profits before taxes	**220 632**	**298 014**

Having made the above provisions, the profits available for distribution are as follows:

GRD million	**2001**	**2000**
Profit before tax	220 632	298 014
Plus: Prior years' retained earnings brought forward	23 019	91
Less: Prior years' tax audit differences	-	(1 919)
Plus: Reserves to be distributed	20 198	-
	263 849	**296 186**
Less:		
1. Income tax	(59 427)	(73 998)
2. Other taxes not included in operating expenses	(1 034)	(785)
Distributable profits	**203 388**	**221 403**

The above distributable profits of GRD 203 388 million (2000: 221 403 million) are to be distributed as follows:

GRD million	**2001**	**2000**
1. Statutory reserve	7 824	11 080
2. Dividend	85 490	84 390
2a. Own shares reserve	473	-
6. Tax-exempt reserves	15 449	80 300
6b. Special taxed reserves	24 782	19 599
7. Board of Directors' fees	15	15
7a. Staff bonus and special EURO benefit	5 800	3 000
8. Retained earnings carried forward	63 555	23 019
Distributable profits	**203 388**	**221 403**

The proposed dividend amounts to € 1.1 or GRD 374.825 per share (2000: GRD 370 per share).

In the distribution table the following reserves totalling GRD 20 198 million have been included so that retained earnings after the distribution of 2001 amount to GRD 63 555 million.

1. Extraordinary reserve art. 53 ex - NMB	6 700
2. Reserve art. 53 ex - NMB	2 635
3. Reserve art. 8 L. 2579/1998	8 504
4. Tax exempt reserve art. 8 L. 2579/1998 (ETHNOFACT)	64
5. Extraordinary reserve Astir Hotels	702
6. Special reserve (taxed) Astir Hotels	1 593
Total	**20 198**

It should be noted that total assets as at 31 December 2001 amounted to GRD 16 303 708 million as compared with GRD 14 788 447 million in the previous year, increased by GRD 1 515 261 million, or 10.2%. Off-balance sheet items as at 31 December 2001 amounted to GRD 18 114 182 million as compared with GRD 17 972 090 million at 31 December 2000, up by GRD 142 092 million, or 0.8%.

Furthermore, the bank's balance sheet items were as follows:

Cash in hand and balances with central bank

At 31 December 2001 these amounted to GRD 715 936 million as compared with GRD 2 351 104 million in the previous year, down by GRD 1 635 168 million, or 69.5%, as follows:

GRD million	**2001**	**2000**	**±%**
Cash in hand	161 168	143 049	+12.7
Current accounts, suspense and other accounts with the Bank of Greece	443 371	2 169 975	-79.6
Others	111 397	38 080	+192.5
Total	**715 936**	**2 351 104**	**-69.5**

Loans and advances to credit institutions

These amounted to GRD 2 610 895 million as against GRD 1 550 342 million in 2000, up by GRD 1 060 553 million, or 68.4%. This account is analysed as follows:

GRD million	2001	2000	±%
Demand accounts	2 370	2 665	-11.1
Loans to credit institutions	114 428	101 143	+13.1
Time deposits	2 110 175	995 144	+112.0
Foreign correspondence and other loans	383 922	451 390	-14.9
Total	**2 610 895**	**1 550 342**	**+68.4**

Loans and advances to customers

Loans and advances to customers includes other short and long-term receivables. This account is analysed as follows:

GRD million	2001	2000	±%
Retail banking	2 177 493	1 687 611	+29.0
Corporate credit and public sector	3 349 145	3 361 688	+0.4
Total loans before provisions	**5 526 638**	**5 049 299**	**+9.5**
Advances other than loans	57 636	50 634	+13.8
Total loans and advances to customers	**5 584 274**	**5 099 933**	**+9.5**
Provisions	(267 103)	(258 732)	+3.2
Net loans and advances to customers after provisions	**5 317 171**	**4 841 201**	**+9.8**

All loan categories increased significantly, in particular:

- Mortgage Loans Disbursed (GRD 416.7 billion in 2001 compared with GRD 288.4 billion in 2000, up 44.5%).
- Consumer Loans Disbursed (GRD 247.2 billion in 2001 compared with GRD 173.5 billion in 2000, up 42.5%).
- New Credit cards issued (260 000 in 2001 compared with 207 000 in 2000) bringing the total number of credit cards to 865 000 approximately.

Investments

Total investments, i.e. "Bonds and fixed interest securities" as well as "Shares and participations", amounted to GRD 6 002 641 million as against GRD 5 367 569 million at 31 December 2000, up by GRD 635 072 million, or 11.8% as follows:

Bonds and other fixed yield securities

GRD million	2001	2000	±%
Government bonds:			
Greek government	4 352 024	4 201 453	+3.6
Other sovereigns	57 689	95 887	-39.8
	4 409 713	**4 297 340**	**+2.6**
Corporate bonds:	650 135	254 665	+155.3
Other issuers	85 168	42 992	+98.1
Total bonds and other fixed yield securities (a)	**5 145 016**	**4 594 997**	**+12.0**

Shares – Participations and other variable yield securities

This account is analysed as follows:

GRD million	2001	2000	±%
Mutual Funds	116 866	66 527	+75.7
Shares	71 215	70 126	+1.6
Participation in associated companies	100 976	99 051	+1.9
Participation in affiliated companies	568 568	536 868	+5.9
Total shares – participations and other variable yield securities (b)	**857 625**	**772 572**	**+11.0**
Total investments (a) + (b)	**6 002 641**	**5 367 569**	**+11.8**

Tangible Assets

These amounted to GRD 120 330 million, up by GRD 8 390 million or 7.5% as follows:

GRD million	2001	2000	±%
Land	57 863	58 515	-1.1
Buildings	89 225	82 993	+7.5
Furniture, electronic and other equipment	84 030	72 885	+15.3
Other tangible assets	3 293	3 256	+1.1
Fixed assets under construction and advances	7 950	3 600	+120.8
Total tangible assets	**242 361**	**221 249**	**+9.5**
Depreciation	(122 031)	(109 309)	+11.6
Total tangible assets (Net book value)	**120 330**	**111 940**	**+7.5**

Amounts owed to credit institutions

These amounted to GRD 1 065 395 million as against GRD 669 959 million, up by GRD 395 436 million, or 59.0%. Of these, the demand accounts showed a decrease of GRD 30 032 million while time deposits increased by GRD 425 468 million, as follows:

GRD million	2001	2000	±%
Deposits of credit institutions			
Demand deposits	48 750	78 782	-38.1
Time deposits	993 321	564 772	+75.9
Total deposits	**1 042 071**	**643 554**	**+61.9**
Amounts owed to the Central Bank	23 324	26 405	-11.7
Total	**1 065 395**	**669 959**	**+59.0**

Amounts owed to customers

These amount to GRD 13 811 946 million against GRD 12 533 123 million at 31 December 2000 up by GRD 1 278 823 million or 10.2%, and are broken down as follows:

GRD million	2001	2000	±%
Deposits			
Demand	1 260 309	841 467	+49.8
Savings	7 136 228	6 322 905	+12.9
Time	3 198 534	4 025 116	-20.5
Others	93 024	86 902	+7.0
	11688095	**11276390**	**+3.7**
Other liabilities	122 533	111 461	+9.9
Repos	2 001 318	1 145 272	+74.7
Total deposits	**13 811 946**	**12 533 123**	**+10.2**

The major event of 2001 was the increase in repos by 74.7%, which attracted all the excess liquidity of private individuals as well as the maintenance of savings accounts at an amount over 50% of total amounts owed to customers, demonstrating the vigour of the Bank's network and the trust of its customers.

Equity

This amounted to GRD 772 051 million compared with GRD 879 680 million at 31 December 2000, down by GRD 107 629 million or 12.2%, as follows:

GRD million	2001	2000	±%
Share capital (paid up)	349 733	340 085	+2.8
Share premium account	12 257	164 357	-92.5
Reserves			
a) statutory reserve	48 476	40 653	+19.2
b) extraordinary reserves	21 316	39 922	-46.6
c) tax-exempt reserves	246 727	211 956	+16.4
d) own shares reserve	473	-	-
Fixed asset revaluation reserve	29 432	39 065	-24.7
Fixed asset investment subsidiary	82	188	-56.4
Retained earnings	63 555	23 019	+176.1
Mandatorily convertible bond (L 2441/96)	-	20 435	-
Total equity	**772 051**	**879 680**	**-12.2**

The increase in share capital, during the year, by GRD 9.6 billion was due to: a) capitalization of share premium reserve (GRD 8.4 billion) and revaluation of fixed assets reserve (GRD 10.6 billion) in order to denominate the share capital in EUROS, and b) the cancellation of 6 461 096 own shares (GRD 9.4 billion), which were acquired by the Greek State during 2000, following the approval of the General Meeting of Shareholders.

The share premium reserve decrease by GRD 152.1 billion was due to: a) capitalization of GRD 8.4 billion in order to denominate share capital in euro, b) the cancellation of 6 461 096 own shares (GRD 78.3 billions) as above, and c) the cancellation of 6 461 100 shares that arose from the conversion of the last tranche of the convertible debt maturing on 15.11.2001 acquired by the Bank in 2000 (GRD 65.4 billion).

The above are reflected on the following table:

Changes in Equity

GRD billion	Paid up capital	Share premium account	Statutory reserve	Extraor. reserve	Tax exempt reserve	Own shares	Reval. of assets	Fixed subsidy	Retained earnings	Mandat. conv.bond	**Total**
Balance 31.12.00	340.1	164.4	40.7	39.9	212.0		39.0	0.2	23.0	20.4	**879.7**
Capitalisation for euro rounding	19.0	(8.4)					(10.6)				
Conver. bond	9.9	10.5								(20.4)	
Cancellation of bonds	(9.9)	(75.9)									**(85.8)**
Cancellation of own shares	(9.4)	(78.3)									**(87.7)**
Distribution of profits 2001			7.8		40.2	0.5			63.6		**112.1**
Free shares							1.0				**1.0**
Prior years distr. reserves				(18.6)	(1.6)				(23.0)		**(43.2)**
Others					(3.9)			(0.1)			**(4.0)**
Balance 31.12.01	**349.7**	**12.3**	**48.5**	**21.3**	**246.7**	**0.5**	**29.4**	**0.1**	**63.6**	**-**	**772.1**

For the Consolidated financial statements for the year ended 31 December 2001 the following should be noted:

GRD million	**2001**	**2000**
Operating income	4 234 045	4 240 647
Operating expenses before provisions, depreciation and tax	(3 928 903)	(3 832 026)
Extraordinary income less Extraordinary charges	42 625	28 168
Profits before provisions and taxes	347 767	436 789
Less: depreciation	(47 033)	(40 388)
Profit before provisions and taxes	**300 734**	**396 401**
Less:		
Value adjustments in respect of loans and advances and provisions for contingent liabilities and for commitments	(59 425)	(49 318)
Profits before tax	**241 309**	**347 083**

Total consolidated assets at 31 December 2001 amounted to GRD 18 005 254 million as against GRD 16 549 312 million at 31 December 2000, an increase of GRD 1 455 942 million or 8.8%. Off-balance sheet items amounted to GRD 19 405 114 million as at 31.12.2001 compared with GRD 19 383 934 million at 31.12.2000, an increase of GRD 21 180 million or 0.1%.

Notes:

Cash in hand and balances with central bank

This amounted to GRD 845 713 million, a decrease of GRD 1 611 358 million or 65%.

Treasury bills and other bills eligible for refinancing with central bank

These amounted to GRD 61 503 million, showing an increase of GRD 35 198 million or 133.8%.

Due from financial institutions

The total balance was GRD 2 569 348 million, up by GRD 1 045 711 million or 68.6%. Demand deposits with credit institutions increased by GRD 11 062 million or 77.4% whilst other loans increased by GRD 1 034 649 million or 68.5%.

Loans and advances to customers

This account, in addition to Loans and advances to customers, includes, to a very small extent other short and long-term receivables (GRD million):

Loans and advances	31.12.2001	6 216 092	
As against	31.12.2000	5 725 450	
Increase		**490 642**	**or 8.6%**

Investments

Total Group investments amounted to GRD 6 473 821 million, showing an increase of GRD 538 231 million or 9.1% arising from (amounts in GRD million):

Increase in investment in debt and fixed income securities	578 813	
Decrease in investment in shares and variable yield securities	(43 848)	
Increase in participating interests	3 266	
Total	**538 231**	**or 9.1%**

Tangible assets

Tangible assets amounted to GRD 227 123 million, up by GRD 27 711 million or 13.9%, analysed as follows (GRD million):

Decrease in land	(1 426)
Increase in buildings	10 656
Increase in furniture and electronic equipment	7 656
Increase in others	10 825
Total	**27 711**

Amounts owed to credit institutions

Amounts owed to credit institutions totalled GRD 1 131 256 million up by GRD 402 502 million or 55.2%. Of these, demand deposits showed a decrease of GRD 38 739 million while time deposits increased by GRD 441 241 million.

Amounts owed to customers

These amounted to GRD 15 269 898 million, up by GRD 1 336 923 million or 9.6%, arising from (GRD million):

Increase in deposits	512 831	4.1%
Increase in other	11 884	9.9%
Increase in repos	812 208	60.2%
Total	**1 336 923**	**9.6%**

Debts evidenced by securities

These amounted to GRD 29 470 million at 31.12.2001, down by GRD 9 551 million or 24.5%.

Equity

Total equity of the Group, which includes goodwill on consolidation and minority interests decreased by GRD 206 674 million or 19% and totalled GRD 878 591 million (GRD million):

Paid-up capital	349 733
Share premium account	12 257
Reserves	
a. Statutory reserve	58 448
b. Extraordinary reserves	32 589
c. Tax-exempt reserves	317 089
d. Own shares reserve	473
Fixed asset revaluation reserve	31 288
Fixed asset investment subsidy	253
Retained earnings	117 127
Consolidation differences	(115 971)
Minority interests	75 305
Total	**878 591**

TAX UNAUDITED YEARS OF GROUP COMPANIES

S/N	COMPANY NAME	TAX UNAUDITED YEARS
01	ETEVA S.A.	2001
02	NATIONAL COMPANY OF PORTFOLIO INVESTMENT S.A.	2001
03	NATIONAL SECURITIES S.A.	1999-2001
04	ETHNIKI KEFALAIOU MANAGEMENT OF ASSETS AND LIABILITIES S.A.	2001
05	DIETHNIKH MUTUAL FUND MANAGEMENT S.A.	1999-2001
06	NATIONAL MANAGEMENT AND ORGANISATION COMPANY (ETHNOKARTA)	2001
07	ETHNIKI LEASING S.A.	2001
08	ETHNIKI MUTUAL FUNDS	1992-2001
09	NATIONAL VENTURE CAPITAL S.A.	1994-2001
10	NORTHERN GREECE ETHNIKI ANAPTIKSIAKI S.A.	1994-2001
11	NBG BALKAN FUND LTD	1999-2001
12	NBG GREEK FUND LTD	1999-2001
13	ETEBA EMERGING MARKETS FUND LTD	1999-2001
14	ETEBA ESTATE FUND LTD	1999-2001
15	ETEBA VENTURE CAPITAL MANAGEMENT COMPANY LTD.	1999-2001
16	NBG BANCASSURANCE S.A.	1999-2001
17	ATLANTIC BANK OF NEW YORK	1999-2001
18	BANQUE NATIONALE DE GRECE (FRANCE)	1999-2001
19	NATIONAL BANK OF GREECE (CANADA)	1997-2001
20	THE SOUTH AFRICAN BANK OF ATHENS LTD	NONE
21	NBG CYPRUS LTD	2001
22	NATIONAL SECURITIES CYPRUS	2001
23	NBG MANAGEMENT SERVICES LTD.	2000-2001
24	STOPANSKA BANKA a.d.-SKOPJE	1999-2001
25	UNITED BULGARIAN BANK AD	1996-2001
26	NBG INTERNATIONAL LTD	2001
27	NBG INTERNATIONAL INC	2001
28	NBG I PRIVATE EQUITY LTD	2001
29	NBG FINANCE PLC	2001
30	INTERLEASE AD	1997-2001
31	ETEBA BULGARIA AD	1999-2001
32	ETEBA ROMANIA SA	1999-2001
33	ETEBA ADVISORY SRL	2000-2001
34	NBG I JERSEY	2001

DATA OF GROUP ACCOUNTANTS AND AUDITORS				
S/N	COMPANY NAME	COMPANY	ADDRESS	NAME
01	NATIONAL INVESTMENT BANK FOR INDUSTRIAL DEVELOPMENT S.A. (ETEBA)	Deloitte & Touche SOL S.A.	250-254, Kifisias Ave., 15210 Athens 3, Phokionos Negri Str., 11257 Athens	Emmanuel Pelides Spiros Koronakis
02	NATIONAL INVESTMENT COMPANY S.A.	SOL S.A. Ernst & Young	3, Phokionos Negri Str., 11257 Athens 2-4, Mesogion Ave., 11527 Athens	Konstantinos Staikouras Despina Xenaki
03	NATIONAL SECURITIES COMPANY S.A.	KPMG	3, Stratigou Tombra Str., 15342 Agia Paraskevi	Marios Kyriakou
04	ETHNIKI KEFALAIOU MANAGEMENT OF ASSETS AND LIABILITIES S.A.	SOL S.A.	3, Phokionos Negri Str., 11257 Athens	Vassilios Papageorgakopoulos
05	DIETHNIKI MUTUAL FUND MANAGEMENT S.A.	SOL S.A. BKR PROTYPOS ELEGTIKI	3, Phokionos Negri Str., 11257 Athens 81, Patission and Heyden Str., 104 34 Athens	Panagiotis Makropoulos Konstantinos Malisovas
06	NATIONAL MANAGEMENT AND ORGANIZATION COMPANY ETHNOKARTA	Arthur Andersen	377, Sygrou Ave., 17564 Palaio Phaliro	Georgios Alifantis
07	ETHNIKI LEASING S.A.	Arthur Andersen	377, Sygrou Ave., 17564 Palaio Phaliro	Georgios Alifantis
08	NATIONAL MUTUAL FUND MANAGEMENT S.A.	International Auditing S.A.	120, Vas. Sofias Ave., 11526 Athens	Ioannis Mandridis
09	ETHNIKI VENTURE CAPITAL MANAGEMENT S.A.	Deloitte & Touche	250-254, Kifisias Ave., 15210 Athens	Panagiotis Zafiropoulos
10	NATIONAL REGIONAN DEVELOPMENT Co NORTHERN GREECE S.A. V.C.	International Auditing S.A.	120, Vas. Sofias Ave., 11526 Athens	Ioannis Mandridis
11	NBG BALKAN FUND LTD	PriceWaterhouseCoopers	Julia House, 3, Themistocli Dervi Str., 1066 Nicosia, Cyprus	Christos Santis
12	NBG GREEK FUND LTD	PriceWaterhouseCoopers	Julia House, 3, Themistocli Dervi Str., 1066 Nicosia, Cyprus	Christos Santis
13	ETEBA EMERGING MARKETS FUND LTD	KITTIS TROKOUDIS	8, Mich. Karaoli Str., Anemomylos Offices Suite 104, 1687 Nicosia, Cyprus	Anthoulis Trokoudis
14	ETEBA ESTATE FUND LTD	KITTIS TROKOUDIS	8, Mich. Karaoli Str., Anemomylos Offices Suite 104, 1687 Nicosia, Cyprus	Anthoulis Trokoudis
15	ETEBA VENTURE CAPITAL MANAGEMENT CO	KITTIS TROKOUDIS	8, Mich. Karaoli Str., Anemomylos Offices Suite 104, 1687 Nicosia, Cyprus	Anthoulis Trokoudis
16	NBG BANK ASSURANCE INSURANCE BROKERS S.A.	BKR PROTYPOS ELEGKTIKI	81, Patission and Heiden Str., 104 34 Athens	Konstantinos Malisovas
17	ATLANTIC BANK OF NEW YORK	Deloitte & Touche	1633 Broadway New York, NY 10019, USA	Steve Herbert
18	BANQUE NATIONALE DE GRECE (FRANCE)	Deloitte & Touche	185, Charles de Gaulle Av., 92524 Neuilly-sur-Seine cedex, FRANCE	Thierry Aubertin
19	NATIONAL BANK OF GREECE (CANADA)	Deloitte & Touche	1, Place Ville Marie, Bureau 3000 Montreal, Quebec, H3B 4T9 CANADA	Sylvio De Rose
20	THE SOUTH AFRICAN BANK OF ATHENS LTD	Deloitte & Touche	Building 8, Deloitte & Touche Place, The Woodlands, Woodlands Drive, Woodmead, Sandton, SOUTH AFRICA	Clive Beaver
21	NATIONAL BANK OF GREECE (CYPRUS) LTD	KPMG	Elma House, 10, Mansiadou Str., 1065 Nicosia, Cyprus	Angelos Gregoriades
22	NATIONAL SECURITIES CO (CYPRUS) LTD	PriceWaterhouseCoopers	Julia House, 3, Themistocli Dervi Str., 1066 Nicosia, Cyprus	Konstantinos Papadopoulos
23	NBG MANAGEMENT SERVICES LTD	Deloitte & Touche	1, Iasonos Str., 1082 Nicosia, Cyprus	Andrew Constantinidis
24	STOPANSKA BANKA AD	Deloitte & Touche	27 Mart 5/3, 1000 Skopje, FYROM	Miroslav Toncic
25	UNITED BULGARIAN BANK AD (UBB)	Deloitte & Touche	9, Fridtjof Nansen Str., Sofia 1000, BULGARIA	Raicher Vasko
26	NBG INTERNATIONAL	Deloitte & Touche	Stonecutter Court, 1, Stonecutter Str., London, EC4A 4TR, UNITED KINGDOM	Cliff Rana
27	NBGI INC	Deloitte & Touche	1633 Broadway New York, NY 10019, USA	Marc Symons
28	NBGI PRIVATE EQUITY LTD	Deloitte & Touche	Stonecutter Court, 1, Stonecutter Street, London, EC4A 4TR, UNITED KINGDOM	Cliff Rana
29	NBG FINANCE PLC	Deloitte & Touche	Stonecutter Court, 1, Stonecutter Street, London, EC4A 4TR, UNITED KINGDOM	Cliff Rana
30	INTERLEASE AD SOFIA	Deloitte & Touche	9 Fridtjof Nansen Str.,Sofia 1000, BULGARIA	Raicher Vasko
31	ETEBA BULGARIA AD	Deloitte & Touche	9 Fridtjof Nansen Str., Sofia 1000, BULGARIA	Raicher Vasko
32	ETEBA ROMANIA S.A.	DFK Romania SRL	39, Washington Str., 712411 Bucharest, Sector 1, ROMANIA	Gheorghe Bilteanu Dragos Bilteanu
33	ETEBA ADVISORY SRL	DFK Romania SRL	39, Washington Str., 712411 Bucharest, Sector 1, ROMANIA	Gheorghe Bilteanu Dragos Bilteanu
34	NBGI JERSEY LIMITED	Deloitte & Touche	Lord Coutanche House, 66-68, Esplanade Str., St Helier, Channel Islands, UNITED KINGDOM	Lee Anderson

Note to Shareholders from the Chairman of the NBG Audit Committee

The NBG Audit Committee, set up on 28 May 1999, is composed of five full members – Messrs. G. Lanaras, N. Kalogeropoulos, P. Lambropoulos, P. Mylonas and A. Karabelas – and three substitute members – Messrs. G. Tsouyopoulos, T. Pliakos and H. Hortarias. Those members of the Audit Committee who also sit on the NBG Board (i.e. G. Lanaras, N. Kalogeropoulos, P. Lambropoulos and G. Tsouyopoulos) are non-executive directors. Furthermore, members of senior management who sit on the Audit Committee (i.e. P. Mylonas, A. Karabelas, T. Pliakos and H. Hortarias) are not responsible for the approval or conduct of the Bank's transactions. The Audit Committee convened four times during 2001.

The Audit Committee is responsible, inter alia, for the supervision, on behalf of the Board of Directors, of financial reporting. Within the context of its responsibilities, the Audit Committee liaised with the internal and external auditors on the scope and specific conduct of their audits. The Audit Committee reviewed the consolidated financial statements of the Bank as well as the adequacy of the System of Internal Controls.

It is noted that no concerns were raised during the briefings to the Audit Committee by the internal and external auditors regarding the results of their audits, their assessment of the System of Internal Controls, and the general quality of the financial reporting produced by the Bank. Members of Executive Management were not present at these meetings, which are designed to enable the internal and external auditors to inform the Audit Committee directly of any matter related to NBG affairs that they consider necessary for review.

Besides the Bank's Auditor General, who attended all the Audit Committee's meetings, the managers of the Domestic Network, Risk Management, Treasury, Commercial Credit, Consumer Credit, and Shipping Divisions were invited to discuss matters relating to their respective spheres of responsibility. The managing directors of National Management & Organisation Co. and Ethniki Hellenic General Insurance S.A. also reported to the Committee on their respective companies' activities, results and targets.

Athens, 20 March 2002

G. Lanaras,
Chairman of the Audit Committee

The following table sets forth the names and positions of the individuals to which the provisions of Article 8 of the Committee decision 5/204/14.11.2000 apply:

Individuals mentioned under par. I (α), (β), (γ) of article 8

Theodoros B. Karatzas	Governor and Chairman
Theodoros N. Pantalakis	Deputy Governor
Andreas Sp. Vranas	Deputy Governor
Apostolos St. Tamvakakis	Deputy Governor
Panagiotis Al. Zarras	Member of the Board of Directors
Ioannis P. Panagopoulos	Member of the Board of Directors
Ioannis S. Papanikos	Head of Audit Division
Agisilaos D. Karabelas	Head of Legal Division
Alexandros Ch. Tzoulis	Head of Secreteriat Division
Anthimos C. Thomopoulos	Chief Financial Officer
Agis I. Leopoulos	Head of Investors Relations
Ioannis N. Longakis	Chief Accountant
Ioannis P. Kyriakopoulos	Group Chief Accountant
Michael A. Frousios	Head of Shareholders Relations
Georgios I. Moskofidis	Auditor SOL S.A.
Vassilios D. Papageorgakopoulos	Auditor SOL S.A.
Nikolaos K. Sofianos	Auditor Deloitte & Touche

Divisions of the Bank involved in brokerage activities

Investments and Capital Market Division
Treasury Division
Cash and Securities Division
Domestic Affiliates Division

Associated companies involved in brokerage activities (apart from institutional investors)

ASTIR PALACE VOULIAGMENI HOTEL S.A.
NATIONAL SECURITIES S.A.
DIETHNIKI MUTUAL FUNDS MANAGEMENT
ETHNODATA COMPUTERISATION AND ORGANISATION SERVICES S.A.
NATIONAL MANAGEMENT AND ORGANISATION
ETHNIKI KEFALAIOU
E.A.K.T.E.
E.T.E.B.A.
NBG REAL ESTATE AND GENERAL WAREHOUSES

CONTACT INFORMATION

NATIONAL BANK OF GREECE S.A.
Eolou 86, 10232 Athens
Tel: +30 (0)10 3341000 Fax +30 (0)10 4806510
Telex 021/4931-38 NBG GR
http://www.nbg.gr

Shareholder enquiries:	TELEPHONE	TELEFAX	WEBSITE
• Secretariat Division	+30 (0)10 3343411/2	+30 (0)10 3343404	www.nbg.gr
Domestic shareholders	1181/2 +30 (0)10 3343460 +30 (0)10 3343414-18	+30 (0)10 3343406	»
Overseas shareholders	1181/2 +30 (0)10 3343420/1	+30 (0)10 3343410	»
Overseas stock-exchange relations	+30 (0)10 3343494	+30 (0)10 3343449	»
Special banking services:			
• Investors relations	+30 (0)10 3342051/1637	+30 (0)103341670	www.nbg.gr
• Treasury Division	+30 (0)10 3328801-4	+30 (0)10 3328850	»
Dealing-Room	+30 (0)10 3328815-17	+30 (0)10 3328678	»
• International Divisions:			
Southeast Europe and East Mediterranean	+30 (0)10 3340491/2	+30 (0)10 3340496	»
Other countries	+30 (0)10 3340581/2		»
• Correspondent Banking Division	+30 (0)10 3340222/9	+30 (0)10 3340570	»
Payment systems	+30 (0)10 334454	+30 (0)10 334469/63	
• Private Banking Division	+30 (0)10 3296586/498	+30 (0)10 3296227	»
• Private Banking Branch	+30 (0)10 3347934/9	+30 (0)10 3347940	»
• Corporate Financing Division	+30 (0)10 3341181/2	+30 (0)10 3341313	»
• Corporate Banking - SMEs	+30 (0)10 7727601	+30 (0)10 3344910	
• Large Corporates	+30 (0)10 3341131/2	+30 (0)10 3341168	»
• Domestic Group Supervisory	+30 (0)10 3695361	+30 (0)10 3695366	»
• Mortgage lending	+30 (0)10 3695323	+30 (0)10 3695355	»
• Consumer credit	+30 (0)10 9306201/2	+30 (0)10 9306233	»
• Shipping Division	+30 (0)10 4144101	+30 (0)10 4144120	»
• Shipping Branch	+30 (0)10 4144000	+30 (0)10 4144005	»
Investment banking services:			
• Investments and Capital Markets Division	+30 (0)10 3340385	+30 (0)10 3340384	»
• ETEBA S.A.	+30 (0)10 3242651-9	+30 (0)10 3296211	www.eteba.gr
• National Investment S.A.	+30 (0)10 3228401/536	+30 (0)10 3223425	www.ethnex.gr
Stockbroking services:			
• National Securities S.A.	+30 (0)10 3328500	+30 (0)10 3328565	www.e-x.gr
Custodian services:			
• Domestic customers	+30 (0)10 3340261/7	+30 (0)10 3340273	www..nbg.gr
• Overseas customers	+30 (0)10 3340281/3	+30 (0)10 3340311	»
Venture capital services:			
• NBG Venture Capital S.A.	+30 (0)10 3319560	+30 (0)10 3319569	www.nbgvc.gr
• National Regional Development Co. of Northern Greece S.A.	+30 (0)31 0540480	+30 (0)310 540564	
Leasing services:			
• Ethniki Leasing S.A.	+30 (0)10 6456193-7	+30 (0)10 6456198	www.ethnolease.gr
Factoring services (Corporate Banking)	+30 (0)10 3348312 +30 (0)10 3348306/7	+30 (0)10 3348318	www.nbg.gr
Mutual funds:			
• Diethniki Mutual Fund Management S.A.	+30 (0)10 3311400	+30 (0)10 3218514	www.diethniki.gr
Credit card services:			
• National Management & Organization Co. S.A.	+30 (0)10 9503500	+30 (0)10 9503070	www.ethnokarta.gr
Insurance services:			
• Ethniki Hellenic General Insurance Co. S.A.	+30 (0)10 3299000	+30 (0)10 3236101	www.ethniki-asfalistiki.gr
Real estate and storage services:			
• Ethniki Kefalaiou S.A.	+30 (0)10 3340850	+30 (0)10 3217905	
• National Real Estate S.A.	+30 (0)10 3217713/7	+30 (0)10 3217877	www. ethnodata.gr /ethnak
• EKTENOPOL Urban Planning S.A.	+30 (0)10 3210558	+30 (0)10 3213011	
Computing services:			
• Ethnodata S.A.	+30 (0)10 4806771 +30 (0)10 4806839	+30 (0)10 4806815	www.ethnodata.gr
Internet Banking:			
• Help Desk	+30 (0)10 9479999	010 9479737 010 9479777	www.nbg.gr

Overseas offices:			
Albania			
Tirana	(+3542) 33612 33621-24	33613	»
Australia			
Melbourne	(+613) 96700563-64	96421451	www.nbg.gr
Sydney	(+612) 92477456-57	925 14321	www.nbg.gr
Bulgaria			
Sofia	(+3592) 9802995-7	9814184	
Egypt			
Cairo	(+202) 7361772	3418530	www.nbg.gr
Germany			
Berlin	(+4930) 2100910	21009111	www.nbg.gr
Munich	(+4989) 5491980	54919818	»
Dusseldorf	(+49211) 166910	161924	»
Frankfurt	(+4969) 25500	2550225-6	»
Netherlands			»
Amsterdam	(+3120) 6120674	4207513	
Romania			
• **Bucharest**	(+401) 3300992 3303457	3301945	www.nbg.ro
Sweden			
• **Stockholm**	(+468) 6114863	6117118	
Turkey			
• **Istanbul**	(+90212) 2906330-4	2906335	
United Kingdom:			www.nbg.gr
• **London**	(+44207) 6263222	9290989	
• **Channel Islands (Guernsey)**	(+441481) 720800	711710	«
Yugoslavia			
• **Belgrade**	(+38111) 284886 3284906	3281498	»
Overseas subsidiary banks			
Bulgaria			
• **United Bulgarian Bank (UBB),** Sofia	(+3592) 98542800	9880822	www.ubb.bg
• **Interlease A.D.,** Sofia	(+3592) 9817035 9818616	9810718	www.interlease.bg
Former Yugoslav Republic of Macedonia			
Stopanska Banka a.d., Skopje	(+3892) 295295	115310	www.stb.com.mk
France			
Banque Nationale de Grece (France), Paris	(+331) 53770202	42892750	
NBG Asset Management S.A.S, Paris (International Mutual Fund managers)	(+331) 53770202	42892750	
Romania			
Garanta S.A. (Insurance)	(+401) 3103709	3102023	www.garanta.ro
South Africa			
The South African Bank of Athens Ltd, Johannesburg	(+2711) 8321211	8381001	
United Kingdom			
NBG International Ltd, London (financial and investment consulting)	(+44207) 6615656	6615667	www.nbgi.co.uk
U.S.A.			
Atlantic Bank of New York	(+1212) 6955400	5632729	www.abny.com
NBG Securities INC	(+1212) 2184800	2184899	
NBG Asset Management INC	(+1212) 2184800	2184899	www.nbgisec.com
Standard Funding Corp.	(+1516) 3640200		
Gramercy Leasing Services INC.	(+1201) 3643533		
Annual Report enquiries:			
Strategic Planning and Research Department	+30 (0)103341521/1522	+30 (0)10 3251133	www.nbg.gr



NATIONAL BANK OF GREECE

www.nbg.gr

ISSN: 1109-4346